

2026
ANNUAL REPORT AND NOTICE OF ANNUAL MEETING



TO OUR SHAREHOLDERS;

When I wrote to you last year, I committed to putting the athlete* back at the center of everything we do to strengthen Nike for the long term.

In fiscal 2026, we took important steps to do exactly that. We strengthened the foundation of our business, made significant changes to how we operate, and sharpened our focus on the sports, athletes and communities we serve. I am encouraged by the progress our team has made and the direction we are headed.

Through our Win Now actions, we focused on strengthening the fundamentals of Nike across culture, product, brand storytelling, marketplace and how we serve consumers in our countries and cities. We rebuilt key capabilities, improved the health of our marketplace and created the conditions for stronger execution.

Win Now is making the comeback possible.

This fiscal year, we refreshed our senior leadership team and flattened our leadership structure to get closer to the business. We moved approximately 8,000 teammates into vertical sport teams as part of our new operating model, the Sport Offense, while continuing to simplify and accelerate our supply chain and technology organizations. These changes are helping us move faster and stay closer to the athlete and consumer.

As we spend more time with athletes and organize around the sports we serve, we are beginning to see the impact. Our renewed focus on sport and the value we create for athletes is building energy for our brands and driving growth in our performance business. We are also accelerating innovation across footwear, apparel and sport experiences.

Looking at our reported full year results for fiscal 2026, our gross margins slightly expanded while earnings per share modestly declined, even with significant investment made to reposition and create a healthier foundation for our business. At the same time, our results are not yet where they need to be.

We are not performing at our full potential, and we are focused on changing that trajectory with urgency and discipline. Progress has been encouraging, but we know this comeback will not be a straight line. There are areas where we are gaining traction and others where we still have important work ahead.

What gives me confidence is that we are rebuilding Nike around the things that have always set us apart: listening to the needs of the world's best athletes and turning those insights into innovation for everyone. Because as our mission states, if you have a body, you are an athlete*.

That belief has never felt more relevant. Sport creates opportunities and brings people together. It builds confidence, resilience, health, teamwork and belief. It helps people and communities move forward.

That is why access to sport matters. When more people can play, train, compete and move, athletes, families, communities and economies all benefit. Creating that access requires partnership and investment. Nike will continue working with others who share our belief in the power of sport to unlock human potential and help keep access to play within reach.

Our success extends beyond Nike. It supports athletes, employees, retail partners, suppliers and communities around the world, and we carry that responsibility with us as we help shape the future of sport.

Looking ahead, our teams are focused on inspiring consumers in modern ways while driving commercial impact at both global and local sport moments. We will continue to invest in innovation, strengthen how we show up across digital and physical retail, and create better experiences for consumers and our marketplace partners.

Across the enterprise, we will operate with greater discipline, improve planning and inventory management, and build a stronger, more profitable business over time.

Nike was born from a belief in the power of sport, competition and innovation. Those roots remain central to who we are, even as we serve athletes in every corner of the world. We believe that no company is better positioned than Nike to serve athletes through the combination of sport, innovation, brand strength and global scale.

The foundation is stronger than it was a year ago. The direction is clear. Now our opportunity is consistent execution. We have to prove it season after season, year after year and decade after decade.

We are building Nike the right way for the long term.

With appreciation,

Elliott Hill
President and Chief Executive Officer
NIKE, Inc.

NIKE, Inc. Revenue Performance

Fiscal Years 2022-2026

Revenue in millions



2022	2023	2024	2025	2026
$46,710	$51,217	$51,362	$46,309	$46,398

NIKE, Inc. Earnings Per Share Performance

Fiscal Years 2022-2026



2022	2023	2024	2025	2026
$3.75	$3.23	$3.73	$2.16	$2.10

NIKE, Inc. Return on Invested Capital*

Fiscal Years 2022-2026



2022	2023	2024	2025	2026
46.5%	31.5%	34.9%	20.2%	18.7%

* ROIC is considered a non-GAAP financial measure and should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP and may not be comparable to similarly titled non-GAAP measures used by other companies. ROIC is included in the Form 10-K, available on our investor relations website, http://investors.nike.com. Please refer to this site for more detail on this calculation.

S&P 500* vs. NIKE, Inc. Stock Performance

Fiscal Years 2022-2026



S&P 500	NKE
93.80%	-63.55%

* Performance of the S&P 500, S&P 500 Apparel, Accessories & Luxury Goods Index and NIKE stock is calculated by comparing the total returns of each assuming the reinvestment of dividends over the time period of 5/31/2021 to 5/31/2026.

2026 NOTICE OF ANNUAL MEETING

MESSAGE FROM OUR EXECUTIVE CHAIRMAN

To Our Shareholders:

We are proud of the progress our team has made over the past year as part of our effort to strengthen Nike for the long term. As we continue to execute our strategic and business priorities, we remain committed to maintain robust corporate governance standards while continuing to build a sustainable future.

Fiscal 2026 was a year of making progress against our Win Now actions and aligning our teams into the Sport Offense, with the support of strong and independent Board oversight. Among these actions, we continued to refresh our senior leadership team. Under the direction of Elliott and his leadership team, the Board believes Nike is well-positioned to continue strengthening the business and executing its long-term strategy.

As part of our evergreen approach to Board refreshment, we regularly assess our composition to ensure we maintain the right mix of experience, skills, tenure and fresh perspectives to effectively oversee and guide Nike. As part of our approach, we've added 4 new independent directors in the last 5 years.

We would also like to extend our sincere gratitude to John Rogers Jr., who has decided to retire from the Board after eight years of service. John's guidance and support as a director have been extremely valuable. We look forward to continuing to draw on his experience as he advises on the future of sport and community.

We are pleased to invite you to attend the Annual Meeting of Shareholders of NIKE, Inc. to be held virtually on Tuesday, September 8, 2026, at 9:00 A.M. Pacific Time. Whether or not you plan to attend, the prompt execution and return of your proxy card will ensure that your shares are represented at the meeting. Thank you for your continued support.

Sincerely,

MARK PARKER, EXECUTIVE CHAIRMAN

July 15, 2026

"Fiscal 2026 was a year of making progress against our Win Now actions and aligning our teams into the Sport Offense, with the support of strong and independent Board oversight."

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF NIKE, INC.

You are cordially invited to the 2026 Annual Meeting of Shareholders (the "Annual Meeting") of NIKE, Inc., an Oregon corporation ("NIKE" or the "Company"):

DATE AND TIME:	LOCATION:
Tuesday, September 8, 2026, at 9:00 A.M. Pacific Time	This year's meeting will be a virtual Annual Meeting at www.virtualshareholdermeeting.com/NKE2026

ITEMS OF BUSINESS:

	PROPOSAL	PAGE REFERENCE
1	To elect the 11 directors named in the accompanying proxy statement for the ensuing year. **Class A** Will elect eight directors. **Class B** Will elect three directors.	Page 4
	Holders of Class A Stock and holders of Class B Stock will vote together as one class on all other proposals.	
2	To approve executive compensation by an advisory vote.	Page 23
3	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.	Page 59
4	To approve the amendment of the NIKE, Inc. Employee Stock Purchase Plan to increase the number of authorized shares.	Page 61
5	To consider a shareholder proposal regarding a report on discrimination in charitable support, as described in the accompanying proxy statement, if properly presented at the Annual Meeting.	Page 66
6	To consider a shareholder proposal regarding environmental targets, as described in the accompanying proxy statement, if properly presented at the Annual Meeting.	Page 68
7	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.	

The Annual Meeting will be held in a virtual format only. We are continuing to use this format because, based on the success of our recent annual meetings, we believe it provides greater accessibility, encourages broader shareholder participation, and helps reduce costs, while still allowing us to provide shareholders the same rights and opportunities to participate as an in-person meeting. Shareholders of record at the close of business on July 8, 2026, the record date fixed by the Board of Directors, are entitled to attend the Annual Meeting and any adjournment or postponement thereof, and vote, and submit questions in advance of and during the meeting. To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2026 and enter the 16-digit control number included in your Notice Regarding the Availability of Proxy Materials, voting instructions form, or proxy card. Questions may be submitted in advance of the Annual Meeting by visiting www.proxyvote.com and entering your 16-digit control number.

By Order of the Board of Directors,

Mary Hunter
Vice President, Corporate Secretary

July 15, 2026

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 8, 2026. The proxy statement and NIKE, Inc.'s 2026 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.

TABLE OF CONTENTS

	PAGE
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	**2**
CORPORATE GOVERNANCE	**4**
PROPOSAL 1 Election of Directors	4
NIKE, Inc. Board of Directors	5
Board Structure and Responsibilities	15
Code of Conduct	19
Capital Structure	19
Shareholder Engagement	21
Director Compensation for Fiscal 2026	21
EXECUTIVE COMPENSATION	**23**
PROPOSAL 2 Shareholder Advisory Vote to Approve Executive Compensation	23
Compensation Discussion and Analysis	24
Executive Compensation Tables	41
AUDIT MATTERS	**59**
PROPOSAL 3 Ratification of Appointment of Independent Registered Public Accounting Firm	59
Report of the Audit & Finance Committee	60
EMPLOYEE STOCK PURCHASE PLAN	**61**
PROPOSAL 4 Approval of Amendment of NIKE, Inc. Employee Stock Purchase Plan to Increase Authorized Shares	61
Summary of Employee Stock Purchase Plan	62
SHAREHOLDER PROPOSALS	**66**
PROPOSAL 5 Shareholder Proposal Regarding a Report on Discrimination in Charitable Support	66
PROPOSAL 6 Shareholder Proposal Regarding Environmental Targets	68
STOCK OWNERSHIP INFORMATION	**70**
Stock Holdings of Certain Owners and Management	70
Delinquent Section 16(a) Reports	71
ADDITIONAL INFORMATION	**72**
Insider Trading Arrangements and Policies	72
Transactions with Related Persons	72
Compensation Committee Interlocks and Insider Participation	72
Other Matters	73
GENERAL INFORMATION	**74**
EXHIBIT A - NIKE, INC. EMPLOYEE STOCK PURCHASE PLAN	**79**

CORPORATE GOVERNANCE

ELECTION OF DIRECTORS

A board of 11 directors will be elected at the Annual Meeting. Each elected director will hold office until the next annual meeting of shareholders and until their successor is elected and qualified, or until their earlier death, resignation or removal. All of the nominees were elected at the 2025 annual meeting of shareholders.

Ms. Thasunda Duckett, Ms. Mónica Gil, and Mr. Robert Swan are nominated by the Board for election by the holders of NIKE's Class B Common Stock ("Class B Stock"). The other eight nominees are nominated by the Board for election by the holders of NIKE's Class A Common Stock ("Class A Stock").

Under Oregon law and our Bylaws, if a quorum of each class of shareholders is present at the Annual Meeting, the eight director nominees who receive the greatest number of votes cast by holders of Class A Stock and the three director nominees who receive the greatest number of votes cast by holders of Class B Stock will be elected as directors. Unless otherwise instructed, proxy holders will vote the proxies they receive "for" the election of each of the nominees listed below. Each nominee has consented to serve if elected. If any nominee becomes unable to serve or for good cause will not serve, proxies will be voted "for" any nominee designated by the Board to fill such vacancy, if any, or the number of directors constituting the entire Board will be reduced to eliminate the vacancy.

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election shall tender their resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will then recommend to the Board the action to be taken with respect to the resignation, and the Board will publicly disclose its decision with respect to such resignation within 90 days after the certification of the election results.

Background information on the nominees as of July 15, 2026, including certain of the attributes that led to their selection, appears below. The Board and the Corporate Responsibility, Sustainability & Governance Committee have determined that each director meets the qualification standards described below under "NIKE, Inc. Board of Directors—Director Nominations". In addition, while the Board believes that each director nominee is individually qualified to make unique and substantial contributions to the Board, the Board firmly believes that the experience, attributes, and skills of any single director nominee should not be viewed in isolation, but rather in the context of the experience, attributes, and skills that all director nominees bring to the Board as a whole, each of which contributes to the function of an effective Board.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election of each of the applicable nominees listed below.

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election of each of the applicable nominees listed below.

NIKE, INC. BOARD OF DIRECTORS

BOARD OVERVIEW

Our director nominees consist of 11 individuals selected on the basis of numerous criteria, including experience and achievements, fields of significant knowledge, good character, and sound judgment. We view the effectiveness of our Board both through an individual and collective lens and believe that our Board is optimized to support and guide the Company.

GENDER AND RACE/ETHNICITY



36% Female

27% US-Racial/ Ethnic Minority

AGE



64% 60 and Under

>60

59 Average age

TENURE



45% Under 6 years

6+ years

8.5 YEARS Average Tenure

BOARD SKILLS, EXPERIENCES, AND QUALIFICATIONS



CEO EXPERIENCE 8/11
CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.



RETAIL INDUSTRY 8/11
Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.



BRAND/MARKETING 6/11
Brand and marketing experience brings perspective about building brand strength and creating consumer demand, as well as insight regarding consumer preferences, trends, and behaviors.



GLOBAL 9/11
Global exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.



SPORT/MEDIA/ENTERTAINMENT 6/11
Sport, media or entertainment experience provides our Board with insight about creating meaningful consumer connections as well as perspective regarding relevant trends, consumer behavior, and advertising.



HR/TALENT MANAGEMENT 8/11
HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.



FINANCIAL EXPERTISE 10/11
Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.



DIGITAL/TECHNOLOGY 5/11
Digital and technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.



GOVERNANCE 9/11
Governance experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.

CORPORATE GOVERNANCE HIGHLIGHTS

✓ 8 out of 11 director nominees are independent

✓ All directors are elected annually

✓ Separate Chair, CEO, and Lead Independent Director positions with clearly defined roles

✓ "Evergreen" approach to Board refreshment, resulting in 4 new independent directors added in the last 5 years, as well as a mix of director tenures to balance fresh perspectives and Company-specific experience

✓ All director nominees are selected by the Board and the Corporate Responsibility, Sustainability & Governance Committee based on robust qualification standards, and individually and collectively provide the Board with unique skills and perspectives that are relevant to the Company's business and strategic objectives

✓ Retirement policy generally requires that directors do not stand for re-election after reaching the age of 72

✓ Each director nominee is in compliance with our overboarding policy (as set forth in our Corporate Governance Guidelines)

NOMINEES FOR ELECTION BY CLASS A SHAREHOLDERS

TIMOTHY COOK, LEAD INDEPENDENT DIRECTOR



Mr. Cook is the Company's Lead Independent Director and is the Chief Executive Officer of Apple Inc. ("Apple").

- Mr. Cook joined Apple in 1998 as Senior Vice President of Worldwide Operations and also served as its Executive Vice President, Worldwide Sales and Operations and Chief Operating Officer.
- Mr. Cook was Vice President, Corporate Materials for Compaq Computer Corporation from 1997 to 1998.
- Previous to his work at Compaq, Mr. Cook served in the positions of Senior Vice President Fulfillment and Chief Operating Officer of the Reseller Division at Intelligent Electronics from 1994 to 1997.
- Mr. Cook also worked for International Business Machines Corporation from 1983 to 1994, including as Director of North American Fulfillment.

Mr. Cook is a member of the Board of Directors of Apple. In addition to this public company board service, he is also a member of the Board of Directors of the National Football Foundation and Duke University Board of Trustees.

Age: 65

Director Since: 2005

Committee: Compensation, Chair

Other Public Company Directorships: Apple, Inc.

Favorite NIKE Products: Nike 24.7 Collection, Nike Metcon, and Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 CEO EXPERIENCE	 RETAIL INDUSTRY	 BRAND/MARKETING
 GLOBAL	 SPORT/MEDIA/ENTERTAINMENT	 HR/TALENT MANAGEMENT
 FINANCIAL EXPERTISE	 DIGITAL/TECHNOLOGY	 GOVERNANCE

MARIA HENRY



Ms. Henry is the former Chief Financial Officer of Kimberly-Clark Corporation ("Kimberly-Clark"), a position she held from 2015 to 2022.

- Prior to joining Kimberly-Clark, she was Executive Vice President and Chief Financial Officer of The Hillshire Brands Company, formerly known as Sara Lee Corporation ("Sara Lee"), from 2012 to 2014. Ms. Henry was the Chief Financial Officer of Sara Lee's North American Retail and Foodservice business from 2011 to 2012.
- Prior to Sara Lee, she held various senior leadership positions in finance and strategy in three portfolio companies of Clayton, Dubilier, & Rice, most recently as Executive Vice President and Chief Financial Officer of Culligan International.
- Ms. Henry also held senior finance roles in several technology companies, and she began her career at General Electric.

Ms. Henry is a member of the Board of Directors of General Mills, Inc. and NextEra Energy, Inc. She served on the Board of Directors of Kimberly-Clark de México from February 2016 to March 2022.

Age: 59

Director Since: 2023

Committee: Audit & Finance

Other Public Company Directorships: General Mills, Inc. and NextEra Energy, Inc.

Favorite NIKE Products: Nike Pegasus, Nike Zenvy, and Nike Victory Tour

SKILLS, EXPERIENCES AND QUALIFICATIONS

 RETAIL INDUSTRY	 GLOBAL	 FINANCIAL EXPERTISE
 DIGITAL/TECHNOLOGY	GOVERNANCE	

PETER HENRY



Dr. Henry is the Class of 1984 Senior Fellow at Stanford University's Hoover Institution and Senior Fellow at Stanford's Freeman Spogli Institute for International Studies, positions he has held since September 2022. He is also Dean Emeritus of New York University's Leonard N. Stern School of Business ("Stern").

- From January 2018 through August 2022, Dr. Henry served as Stern's William R. Berkley Professor of Economics and Finance. He assumed the Deanship of Stern in January 2010 and served through December 2017.
- Prior to joining Stern, Dr. Henry was the Konosuke Matsushita Professor of International Economics at the Stanford University Graduate School of Business.
- In June 2009, President Obama appointed Dr. Henry to the President's Commission on White House Fellowships.
- In 2008, Dr. Henry led Barack Obama's Presidential Transition Team in its review of international lending agencies such as the IMF and the World Bank.

Dr. Henry is a member of the Board of Directors of Citigroup Inc. and Analog Devices, Inc. In addition to this public company board service, he also serves on the Board of Directors of the National Bureau of Economic Research and the Economic Club of New York, serves on the Advisory Board for Protiviti and Biospring Partners, and serves as Chair of the Jamaica Reconstruction and Resilience Oversight Committee. Dr. Henry is a member of the Council on Foreign Relations and the Economic Advisory Panel of the Federal Reserve Bank of New York. Dr. Henry served on the Board of Directors of General Electric from July 2016 to April 2018 and Kraft Foods Group, Inc. and its predecessor, Kraft Foods Inc., from May 2011 to July 2015.

Age: 56

Director Since: 2018

Committee: Audit & Finance

Other Public Company Directorships: Citigroup Inc. and Analog Devices, Inc.

Favorite NIKE Products: Nike Epic React

SKILLS, EXPERIENCES AND QUALIFICATIONS

 GLOBAL	 FINANCIAL EXPERTISE	 GOVERNANCE

ELLIOTT HILL



Mr. Hill is President & Chief Executive Officer of the Company. He was employed by the Company from 1988 - 2020 holding senior leadership positions across Europe and North America.

- Before retiring in 2020, he was President of Consumer and Marketplace leading all commercial and marketing operations for Nike and Jordan Brand, including the P&L across the Company's four geographies.
- Mr. Hill was appointed:
  - President, Consumer and Marketplace in 2018,
  - President, Geographies & Integrated Marketplace in 2016,
  - President, Geographies & Sales in 2013,
  - VP/General Manager, North America in 2010, and
  - VP, Global Retail in 2006.

Mr. Hill currently serves on the board of trustees for Texas Christian University.

Age: 62

Director Since: 2024

Committee: Executive

Other Public Company Directorships: None

Favorite NIKE Products: Nike Vomero Plus, Nike Metcon, Nike ACG Ultrafly Trail, and Nike ACG Lava Flow

SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	 RETAIL INDUSTRY	 BRAND/MARKETING
  GLOBAL	 SPORT/MEDIA/ ENTERTAINMENT	HR/TALENT MANAGEMENT
FINANCIAL EXPERTISE	 GOVERNANCE	

TRAVIS KNIGHT



Mr. Knight is the President and Chief Executive Officer of the animation studio, LAIKA, LLC ("LAIKA"), which specializes in feature-length films.

- Mr. Knight has been involved in all principal creative and business decisions at LAIKA since its founding in 2003, serving in successive management positions as Lead Animator, Vice President of Animation, and then as President and Chief Executive Officer in 2009.

- Mr. Knight was Producer and Director of the feature film Kubo and the Two Strings (2017) which was nominated for an Academy Award and winner of the BAFTA award for Best Animated Film.

- Mr. Knight has served as Producer and Lead Animator on Academy Award-nominated feature-length films The Boxtrolls (2014) and ParaNorman (2012), for which he won an Annie Award for Outstanding Achievement in Character Animation, and Lead Animator for Coraline (2009).

- Prior to his work at LAIKA, Mr. Knight held various animation positions at Will Vinton Studios from 1998 to 2002, and as a stop-motion animator for television series, commercials, and network promotions. He has been recognized for his work on the Emmy Award-winning stop-motion animated television series The PJs.

Mr. Knight serves on the Board of Directors of LAIKA. He is the son of NIKE's co-founder, Mr. Philip Knight, who currently serves as Chairman Emeritus.

Age: 52

Director Since: 2015

Committee: Executive

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 CEO EXPERIENCE

 SPORT/MEDIA/ ENTERTAINMENT

 FINANCIAL EXPERTISE

JØRGEN VIG KNUDSTORP



Mr. Knudstorp is the former President and Chief Executive Officer of the LEGO Group, a position he held from 2004 to 2016, and served as Executive Chairman of LEGO Brand Group, owner of the LEGO brand, from 2017 to 2023.

- From 2023 to 2024, Mr. Knudstorp served as Special Partner to the LEGO Brand Owner Family, KIRKBI Group, the holding company for LEGO Brand and the LEGO Group.

- He also held various leadership positions at the LEGO Group from 2001 to 2004, including Senior Vice President, Corporate Affairs and Vice President, Strategic Development.

- Prior to joining the LEGO Group, he served as a Management Consultant at McKinsey & Company from 1998 to 2001.

Mr. Knudstorp is a member and lead independent director of the Board of Directors of Starbucks Corporation. In addition to this public company board service, he is the chair of BrainPOP Education, NYC. Furthermore, he chairs the Foundation Board and Supervisory Board of IMD, the Swiss Executive Education School. Finally, he acts as executive advisor and advisory board member of various venture firms, geopolitical advisory firms, and consulting and academic firms and institutions.

Age: 57

Director Since: 2025

Committee: Corporate Responsibility, Sustainability & Governance

Other Public Company Directorships: Starbucks Corporation

Favorite NIKE Products: Nike Vomero Premium, Nike Ava Rover, and Nike ACG Ultrafly Trail

SKILLS, EXPERIENCES AND QUALIFICATIONS

 CEO EXPERIENCE

 RETAIL INDUSTRY

 BRAND/MARKETING

 GLOBAL

SPORT/MEDIA/ ENTERTAINMENT

HR/TALENT MANAGEMENT

 FINANCIAL EXPERTISE

 DIGITAL/TECHNOLOGY

 GOVERNANCE

MARK PARKER, EXECUTIVE CHAIRMAN OF THE BOARD



Mr. Parker is Executive Chairman of the Company's Board of Directors. He served as President and Chief Executive Officer of the Company from 2006 to January 2020.

- Mr. Parker has been employed by NIKE since 1979 with primary responsibilities in product research, design and development, marketing, and brand management.
- Mr. Parker was appointed:
  - President and Chief Executive Officer in 2006,
  - President of the NIKE Brand in 2001,
  - Vice President of Global Footwear in 1998,
  - General Manager in 1993,
  - Corporate Vice President in 1989, and
  - Divisional Vice President in charge of product development in 1987.

Mr. Parker served on the Board of Directors of The Walt Disney Company from January 2016 to January 2025. In addition to his skills and qualifications described above, Mr. Parker was selected to serve on the Board because the experience gained while serving as the Company's Chief Executive Officer makes his position as Executive Chairman of the Board instrumental.

Age: 70

Director Since: 2006

Committee: Executive, Chair

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus, Nike Air Max, Nike Vomero, Nike Zegama 2, and Nike Dri-Fit Half Zip

SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	RETAIL INDUSTRY	BRAND/MARKETING
GLOBAL	SPORT/MEDIA/ ENTERTAINMENT	HR/TALENT MANAGEMENT
FINANCIAL EXPERTISE	GOVERNANCE	

MICHELLE PELUSO



Ms. Peluso is Chief Executive Officer of Revlon Group Holdings LLC ("Revlon"), a position she has held since 2024.

- Prior to Revlon, Ms. Peluso served as the Executive Vice President and Chief Customer and Experience Officer for CVS Health from 2023 to 2024, where she oversaw the end-to-end consumer experience across all channels, including leading the brand and marketing efforts. She also served as the Executive Vice President and Chief Customer Officer, CVS Health, and co-President, Pharmacy and Consumer Wellness.

- Prior to joining CVS Health, Ms. Peluso was Senior Vice President, Digital Sales and Chief Marketing Officer at IBM from 2016 to 2021. She oversaw marketing, digital sales, client experience, and the commercial business, globally.

- Previous to her work at IBM, Ms. Peluso served as Chief Executive Officer of online shopping destination Gilt Groupe, Inc. ("Gilt") from 2013 until its sale to Hudson's Bay Company in February 2016 and was on Gilt's Board of Directors from 2009 to 2016.

- From 2009 to 2013, Ms. Peluso served as Global Consumer Chief Marketing and Internet Officer of Citigroup Inc.

- From 2002 to 2009, Ms. Peluso held senior management positions at Travelocity.com LP ("Travelocity"), being appointed President and Chief Executive Officer in 2003.

- Prior to joining Travelocity, in 1999 Ms. Peluso founded Site59, an online travel site, serving as its Chief Executive Officer until its acquisition by Travelocity in 2002.

Ms. Peluso is a member of the Board of Directors of Revlon and Save the Children US. She is a White House Fellow and served as Senior Advisor to the Secretary of Labor. She is also a member of The Conference Board's Committee for Economic Development.

Age: 54

Director Since: 2014

Committee: Corporate Responsibility, Sustainability & Governance, Chair and Compensation

Other Public Company Directorships: None

Favorite NIKE Products: Nike 24.7 Impossibly Soft, Nike SKIMS, Nike Pegasus, and Nike Cortez

SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	RETAIL INDUSTRY	BRAND/MARKETING
GLOBAL	HR/TALENT MANAGEMENT	FINANCIAL EXPERTISE
DIGITAL/TECHNOLOGY	GOVERNANCE	

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election to the Board of Directors of each of the nominees above.

NOMINEES FOR ELECTION BY CLASS B SHAREHOLDERS

THASUNDA DUCKETT



Ms. Duckett is President and Chief Executive Officer of the Teachers Insurance and Annuity Association of America ("TIAA"), a leading provider of financial services in the academic, research, medical, cultural, and governmental fields.

- Prior to joining TIAA, Ms. Duckett was Chief Executive Officer of Chase Consumer Banking at JPMorgan Chase & Co. ("JPMorgan Chase") from 2016 to 2021. Before that appointment, Ms. Duckett was appointed to various management positions at JPMorgan Chase, including:
  - From 2013 to 2016, Ms. Duckett served as the Chief Executive Officer of Chase Auto Finance, and
  - From 2004 to 2013, Ms. Duckett held multiple management and consumer lending roles.
- Prior to joining JPMorgan Chase, Ms. Duckett was Director of Emerging Markets at the Federal National Mortgage Association, or Fannie Mae.

Ms. Duckett serves on the Board of Governance and Board of Trustees of TIAA. She is also Chair of the Otis and Rosie Brown Foundation and serves on the Board of Directors of The National Medal of Honor Museum, and the Robert F. Kennedy Human Rights. She also serves on the Board of Trustees for Sesame Workshop.

Age: 52

Director Since: 2019

Committee: Corporate Responsibility, Sustainability & Governance

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 CEO EXPERIENCE    RETAIL INDUSTRY    HR/TALENT MANAGEMENT

 FINANCIAL EXPERTISE   GOVERNANCE

MÓNICA GIL



Ms. Gil is Chief Administrative and Marketing Officer, NBCUniversal Telemundo Enterprises ("Telemundo") for Comcast Corp, a position she has held since 2020.

- Prior to her current role, Ms. Gil served as Chief Marketing Officer, Telemundo from 2018 until 2020, and as Executive Vice President, Telemundo, managing Communications and Corporate Affairs and Human Resources from 2017 until 2018.
- Prior to joining Telemundo, Ms. Gil served as Senior Vice President and General Manager, Multicultural Growth and Strategy of the Nielsen Company ("Nielsen") from 2014 until 2017.
- Ms. Gil joined Nielsen in 2005 as Vice President, Communications and was subsequently promoted in 2009 to Senior Vice President, Public Affairs and Government Relations.
- Previously, Ms. Gil served as Senior Vice President for Greer, Margolis, Mitchell and Burns from 2004 until 2005.

Ms. Gil is a member of the Board of Directors of the National Women's History Museum.

Age: 54

Director Since: 2022

Committee: Compensation

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus, Nike Vomero, Nike Air Max, and Nike 24.7 Collection

SKILLS, EXPERIENCES AND QUALIFICATIONS

 BRAND/MARKETING    GLOBAL    SPORT/MEDIA/ ENTERTAINMENT

 HR/TALENT MANAGEMENT

ROBERT SWAN



Mr. Swan has been an Operating Partner at Andreessen Horowitz since 2021.

- Prior to his current role, Mr. Swan served as the Chief Executive Officer and a member of the Board of Directors of Intel Corp. ("Intel") from 2019 to 2021. Before that appointment, he was appointed to various management positions at Intel, including:
  - Interim Chief Executive Officer and Chief Financial Officer from 2018 until 2019 and Chief Financial Officer from 2016 until 2019.
- Prior to joining Intel, Mr. Swan served as Operating Partner at General Atlantic LLC, a private equity firm, from 2015 to 2016.
- He also served as Senior Vice President, Finance and Chief Financial Officer of eBay Inc. ("eBay") from 2006 to 2015.
- Previously, Mr. Swan served as Chief Financial Officer of Electronic Data Systems Corporation, Chief Financial Officer of TRW Inc., as well as Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of Webvan Group, Inc. Mr. Swan began his career in 1985 at General Electric, serving in numerous senior finance roles.

Mr. Swan is a member of the Board of Directors of Micron Technology, Inc. and Automatic Data Processing, Inc. In addition to this public company board service, he is also a member of the Board of Directors of Flexport, the American Heart Association, E3Tech, and Kearney. Mr. Swan served on the Board of Commissioners of GoTo Group from December 2021 to June 2024, and on the Board of Directors of eBay from July 2015 to June 2023, Intel from January 2019 to February 2021, and Applied Materials, Inc. from March 2009 to September 2016.

Age: 66

Director Since: 2022

Committee: Audit & Finance, Chair

Other Public Company Directorships: Micron Technology, Inc. and Automatic Data Processing, Inc.

Favorite NIKE Products: Nike Pegasus, Nike Air Max, and Nike 24.7 PerfectStretch pants



SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	RETAIL INDUSTRY	GLOBAL
HR/TALENT MANAGEMENT	FINANCIAL EXPERTISE	DIGITAL/TECHNOLOGY
GOVERNANCE		

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election to the Board of Directors of each of the nominees above.

INDIVIDUAL BOARD SKILLS MATRIX

The matrix below represents some of the key experiences, attributes, and skills that the Board has identified as particularly valuable to the oversight of the Company, and illustrates how the director nominees individually and collectively represent them. While all of these qualifications were considered in connection with this year's director nomination process, the matrix does not encompass all of the experiences, attributes, and skills of the director nominees. The Board firmly believes that its highly qualified director nominees provide the Board with a robust complement of backgrounds, skills, qualifications, and perspectives necessary for effective oversight.

EXPERIENCE, EXPERTISE, OR ATTRIBUTES	COOK	DUCKETT	GIL	M HENRY	P HENRY	HILL	KNIGHT	KNUDSTORP	PARKER	PELUSO	SWAN
CEO EXPERIENCE CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.	✓	✓				✓	✓	✓	✓	✓	✓
RETAIL INDUSTRY Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.	✓	✓		✓		✓		✓	✓	✓	✓
BRAND/MARKETING Brand and marketing experience brings perspective about building brand strength and creating consumer demand, as well as insight regarding consumer preferences, trends, and behaviors.	✓		✓			✓		✓	✓	✓	
GLOBAL Global exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.	✓		✓	✓	✓	✓		✓	✓	✓	✓
SPORT/MEDIA/ENTERTAINMENT Sport, media or entertainment experience provides our Board with insight about creating meaningful consumer connections as well as perspective regarding relevant trends, consumer behavior, and advertising.	✓		✓			✓	✓	✓	✓		
HR/TALENT MANAGEMENT HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.	✓	✓	✓			✓		✓	✓	✓	✓
FINANCIAL EXPERTISE Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
DIGITAL/TECHNOLOGY Digital and technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.	✓			✓				✓		✓	✓
GOVERNANCE Governance experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.	✓	✓		✓	✓	✓		✓	✓	✓	✓

DIRECTOR NOMINATIONS

The Board takes an "evergreen" approach to Board refreshment, cultivating relationships with top talent on an ongoing basis. The Corporate Responsibility, Sustainability & Governance Committee identifies potential director candidates through a variety of means, including recommendations from members of the Corporate Responsibility, Sustainability & Governance Committee or the Board, Company management, third-party search firms, and shareholders. The committee, in its discretion, engages director search firms to identify candidates. Shareholders may recommend director candidates for consideration by the Corporate Responsibility, Sustainability & Governance Committee by submitting a written recommendation to the committee, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The recommendation should include the candidate's name, age, qualifications (including principal occupation and employment history), and written consent to be named as a nominee in the Company's proxy statement and to serve as a director, if elected. The committee evaluates recommendations from shareholders in the same manner that it considers recommendations from other sources.

The Board has adopted qualification standards for the selection of non-management nominees for director, which can be found on our corporate website: http://investors.nike.com. As provided in these standards and the Company's Corporate Governance Guidelines, nominees for director are selected on the basis of, among other things, distinguished business experience or other non-business achievements; education; significant knowledge of the consumer products industry, international business, finance, marketing, technology, law, or other fields which are complementary to, and balance the knowledge of, other Board members; a desire to represent and serve the interests of all shareholders; independence; good character; ethics; sound judgment; and ability to devote substantial time to discharge Board and committee responsibilities (including whether they are in compliance with the Board's overboarding policy), taking into account the overall composition of the Board and its committees.

In considering the re-nomination of an incumbent director, the Corporate Responsibility, Sustainability & Governance Committee reviews the director's overall service to the Company during his or her term, including the number of meetings attended, level of participation, and quality of performance, the needs and composition of the Board and its committees, and the qualifications of the director. The Board believes that a variety and balance of perspectives on the Board results in more thoughtful and robust deliberations, and ultimately, better decisions. All potential new director candidates, whether recommended by shareholders or identified by other means, are initially screened by the Chair of the Corporate Responsibility, Sustainability & Governance Committee, who may seek additional information about the background and qualifications of the candidate, and who may determine that a candidate does not have qualifications that merit further consideration by the full committee. With respect to new director candidates who pass the initial screening, the Corporate Responsibility, Sustainability & Governance Committee meets to discuss and consider each candidate's qualifications and potential contributions to the Board, and determines by majority vote whether to recommend such candidate to the Board. The final decision to either appoint a candidate to fill a vacancy between annual meetings or include a candidate on the slate of nominees proposed at an annual meeting is made by the Board.

As set forth in our Corporate Governance Guidelines, it is the general policy of the Board that directors will not stand for re-election after reaching the age of 72.

DIRECTOR INDEPENDENCE

Pursuant to New York Stock Exchange ("NYSE") listing rules, in order for a director to qualify as "independent", the Board must affirmatively determine that the director has no material relationship with the Company. The Board affirmatively determined that commercial or charitable relationships below the following thresholds will not be considered material relationships that impair a director's independence: (1) if a NIKE director or immediate family member is an executive officer of another company that does business with NIKE and the annual sales to, or purchases from, NIKE are less than one percent of the annual revenues of the other company; and (2) if a NIKE director or immediate family member serves as an officer, director, or trustee of a charitable organization, and NIKE's contributions to the organization are less than one percent of that organization's total annual charitable receipts.

After applying this categorical standard and the applicable NYSE independence standards, the Board has determined that the following director nominees have no material relationship with the Company and are independent: Timothy Cook, Thasunda Duckett, Mónica Gil, Maria Henry, Peter Henry, Jørgen Vig Knudstorp, Michelle Peluso, and Robert Swan. The Board also determined that Ms. Cathleen Benko, whose service as a director ended on September 9, 2025, was independent when she served on the Board during fiscal 2026, and that John Rogers, Jr., who is not standing for re-election at the Annual Meeting, is independent. The Company currently expects to enter into a consulting arrangement with Mr. Rogers pursuant to which Mr. Rogers will continue to provide advice to the Company on the future of sport and community engagement following the effective date of his retirement. In making its independence determinations, the Board specifically considered the following relationships and concluded that none of them were material to NIKE or impaired the applicable director's independence:

- Payments for products and services in the ordinary course of business between NIKE and Apple, Inc., where Mr. Cook serves as an executive officer and director;

- NIKE's sports marketing relationship with Stanford University, where Mr. Henry serves in senior fellowship positions; and

- De minimis payments between NIKE and Ariel Investments, LLC, where Mr. Rogers serves as Chairman, Co-CEO, and Chief Investment Officer.

In each case, the aggregate amount of payments involved in such transactions was for amounts representing significantly less than one percent of either entity's annual revenues, the transactions were entered into at arm's length, and the applicable director did not have any direct involvement in such transactions.

Messrs. Elliott Hill, Travis Knight, and Mark Parker are not independent pursuant to NYSE rules. Messrs. Hill and Parker are not independent pursuant to NYSE rules because they are employed by the Company. Mr. Knight is not independent pursuant to NYSE rules because he is the son of NIKE's co-founder, Mr. Philip Knight, who received compensation in excess of the threshold set forth in applicable NYSE rules for his position as Chairman Emeritus. The compensation paid to Mr. Philip Knight is described in the section below titled "Additional Information—Transactions with Related Persons".

BOARD STRUCTURE AND RESPONSIBILITIES

During fiscal 2026, there were four meetings of the Board and all of our incumbent directors attended at least 75 percent of the total number of meetings of the Board and committees on which he or she served. The Company encourages all directors to attend each annual meeting of shareholders, and all directors then-serving on the Board attended the 2025 annual meeting.

BOARD LEADERSHIP STRUCTURE

NIKE's governing documents provide the Board with flexibility to select the appropriate leadership structure of the Company. In determining the leadership structure, the Board considers many factors, including the specific needs of the business, fulfilling the duties of the Board, and the best interests of the Company's shareholders.

The Company separates the position of Chair of the Board from the position of President and CEO, although this is not a permanent policy of the Board. The Board believes this leadership structure is appropriate for the Company because it separates the leadership of the Board from the duties of day-to-day leadership of the Company. The Executive Chairman, Mr. Mark Parker, presides over meetings of the Board and shareholders. The President and CEO, Mr. Elliott Hill, is in charge of the general supervision, direction, and control of the business and affairs of the Company, subject to the overall direction and supervision of the Board and its committees.

Additionally, as part of the Board's commitment to strong independent Board leadership and oversight, the Board has adopted a policy requiring the appointment of a Lead Independent Director at any time when the Chair of the Board is not independent. The position of Lead Independent Director is entrusted with robust and clearly-defined duties, including:

- serving as a liaison between the Chair and the independent directors;
- approving the meeting agendas for the Board;
- advising the Chair regarding the sufficiency, quality, quantity, and timeliness of information provided to the Board;
- ensuring that meeting schedules permit sufficient time for discussion of all agenda items;
- providing consultation and direct communication with major shareholders, if requested;
- presiding at meetings of the Board at which the Chair is not present, including executive sessions; and
- performing other duties specified in the Lead Independent Director Charter.

In June 2025, the Board re-appointed Mr. Timothy Cook to serve as Lead Independent Director for a term of three years. Mr. Cook continues to serve as Lead Independent Director of the Company working in collaboration with Messrs. Parker and Hill.

The chairs of Board committees also play an active role in the leadership structure of the Board. The Corporate Responsibility, Sustainability & Governance Committee and the Board endeavor to select independent committee chairs who will provide strong leadership to guide the important work of the Board committees. Committee chairs work with the Company's senior executives to ensure the committees are discussing the key strategic risks and opportunities of the Company. In the absence of the Lead Independent Director, a presiding director is appointed to chair executive sessions of non-management directors (consisting of all directors other than Messrs. Parker and Hill). The position of presiding director is rotated among the chairs of the various Board committees, other than the Executive Committee. Executive sessions are regularly scheduled and held at least once each year.

Mr. Philip Knight, NIKE's co-founder, serves as Chairman Emeritus, with a standing invitation to attend meetings of the Board and its committees as a non-voting observer. The Board believes that it benefits from his valuable experience and insights.

For all of these reasons, the Board believes this leadership structure is optimal.

BOARD COMMITTEES

The Board's current standing committees are an Audit & Finance Committee; a Compensation Committee; a Corporate Responsibility, Sustainability & Governance Committee; and an Executive Committee. The Board may appoint other committees from time to time. Each standing committee has a written charter and all such charters, as well as the Company's Corporate Governance Guidelines, are available on the Company's corporate website, http://investors.nike.com, and will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453.

AUDIT & FINANCE COMMITTEE

MEMBERS:
Maria Henry
Peter Henry
Robert Swan, Chair

MEETINGS IN FY 2026: 9

ROLES AND RESPONSIBILITIES:

The Audit & Finance Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

- Matters involving the Company's accounting, auditing, financial reporting, and internal controls;

- Overseeing the Company's financial policies and activities;

- The integrity of the Company's financial statements and activities of the Company that may have a material impact on the financial position of the Company;

- Matters involving information security (including risks related to cybersecurity) and data protection;

- The Company's compliance with legal and regulatory requirements;

- The independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditor;

- The Company's risk assessment and risk management processes and practices; and

- Significant financial and investment matters, including proposed capital expenditures, acquisitions and dispositions and other financial arrangements within specified limits.

The Board has determined that each member of the Audit & Finance Committee meets all independence and financial literacy requirements applicable to audit committee members under the NYSE listing standards and applicable regulations adopted by the SEC. The Board has also determined that each of Ms. Henry and Mr. Swan is an "audit committee financial expert" as defined in regulations adopted by the SEC.

COMPENSATION COMMITTEE

MEMBERS:
Timothy Cook, Chair
Mónica Gil
Michelle Peluso

MEETINGS IN FY 2026: 4

ROLES AND RESPONSIBILITIES:

The Compensation Committee discharges the Board's responsibilities regarding executive and director compensation and senior leadership succession and talent management, and its duties include the following:

- Evaluate the performance of the CEO and other executive officers, and review and approve their compensation;

- Administer and interpret the Company's equity compensation plans and executive incentive compensation plans;

- Administer and monitor compliance with the Company's clawback policy for executive officers;

- Review the succession plans and leadership development programs for the executive officer positions, including reviewing the Company's development and succession management efforts;

- Review and provide guidance to management regarding Company policies, programs, and practices related to talent management and development for executive officers and senior management; and

- Make recommendations to the Board regarding the compensation of directors.

The Board has determined that each member of the Compensation Committee meets all independence requirements applicable to compensation committee members under the NYSE listing standards.

CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE

MEMBERS:
Thasunda Duckett
Jørgen Vig Knudstorp
Michelle Peluso, Chair
John Rogers, Jr.*

MEETINGS IN FY 2026: 4

ROLES AND RESPONSIBILITIES:

The Corporate Responsibility, Sustainability & Governance Committee assists the Board in discharging its oversight responsibilities with respect to corporate governance and corporate responsibility matters, and its duties include the following:

- Review and evaluate the Company's significant strategies, activities, policies, investments, and programs regarding corporate responsibility, including sustainability;

- Review transactions with related persons in accordance with the Company's policies;

- Oversee protection of the Company's corporate reputation with respect to issues involving corporate responsibility;

- Identify individuals qualified to become Board members and recommend to the Board for approval the slate of Class A and Class B director nominees for election at each annual shareholder meeting;

- Review and make recommendations regarding the size, structure, composition, and leadership of the Board and its committees;

- Review and make recommendations regarding the Company's corporate governance framework; and

- Oversee the annual self-evaluations of the Board and its committees.

The Board has determined that each member of the Corporate Responsibility, Sustainability & Governance Committee meets all independence requirements applicable to nominating/corporate governance committee members under the NYSE listing standards.

*   *Mr. Rogers will not stand for re-election to the Board at the Annual Meeting.*

EXECUTIVE COMMITTEE

MEMBERS:
Elliott Hill
Travis Knight
Mark Parker, Chair

MEETINGS IN FY 2026: 0

ROLES AND RESPONSIBILITIES:

The Executive Committee is authorized to act on behalf of the Board on all corporate actions for which applicable law does not require participation by the full Board.

- In practice, the Executive Committee acts in place of the full Board only when emergency issues or scheduling conflicts make it difficult or impracticable to assemble the full Board.

- All actions taken by the Executive Committee must be reported at the next Board meeting, or as soon thereafter as practicable.

The Executive Committee held no formal meetings during fiscal 2026, but took action by unanimous written consent.

THE BOARD'S ROLE IN RISK OVERSIGHT

While the Company's management team is responsible for day-to-day management of the various risks facing the Company, the Board takes an active role in the oversight of the management of critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of NIKE's business strategy. The Board recognizes it is neither possible nor prudent to eliminate all risk. Purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its strategic objectives.

THE BOARD OF DIRECTORS

The Board implements its risk oversight function both as a whole and through committees, which play a significant role in carrying out risk oversight. While the Audit & Finance Committee is responsible for oversight of management's risk management policies, oversight responsibility for particular areas of risk is allocated among the Board committees according to the committee's area of responsibility as reflected in the committee charters.



BOARD COMMITTEES

The **AUDIT & FINANCE COMMITTEE** oversees risks related to the Company's financial statements, the financial reporting process, accounting, legal matters, investments, access to capital and capital deployment, currency risk and hedging programs, information security (including risks related to cybersecurity), data protection, and artificial intelligence. The committee oversees the internal audit function, reviews a risk-based plan of internal audits, and reviews a risk-based integrated audit of internal controls over financial reporting. The committee meets separately with the Vice President of Global Audit and Chief Risk Officer, representatives of the independent registered public accountants, and senior management.

The **COMPENSATION COMMITTEE** oversees risks associated with the Company's compensation philosophy and programs and executive succession and development.

The **CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE** oversees risks associated with the Company's corporate governance and corporate responsibility, including NIKE's Code of Conduct and its compliance programs, and the structure and performance of the Board and its committees. The committee also oversees protection of the Company's corporate reputation, including with respect to issues involving corporate responsibility.



EXECUTIVE LEADERSHIP TEAM

Each committee chair works with one or more senior executives assigned to assist the committee in: developing agendas for the year and for each meeting, paying particular attention to areas of business risk identified by management, Board members, internal and external auditors, and in their committee charter; and scheduling agenda topics, presentations, and discussions regarding business risks within their area of responsibility. At meetings, the committees discuss areas of business risk, the potential impact, and management's initiatives to manage business risk, often within the context of important business decisions. Through this process, key business risk areas are reviewed at appropriate times, with some topics reviewed on multiple occasions throughout the year. At every Board meeting, each committee chair provides a report to the full Board outlining the committee's discussions and actions, including those affecting the oversight of various risks.

The Company believes its leadership structure, discussed in detail above, further supports the risk oversight function of the Board. Strong directors chair the various committees involved in risk oversight, there is open communication between management and directors, and all directors are involved in the risk oversight function.

THE BOARD'S ROLE IN OVERSEEING THE COMPANY'S CORPORATE RESPONSIBILITY

The Board takes an active role overseeing the Company's commitment to corporate responsibility and governance matters. The Board oversees such matters primarily through the Corporate Responsibility, Sustainability & Governance Committee. The committee's responsibilities include, among other things, reviewing and providing guidance to management regarding the Company's significant corporate responsibility strategies, activities, policies, investments, and programs and the involvement of significant corporate responsibility issues in major business decisions in order to protect the Company's goodwill, reputation and human capital. The Compensation Committee also plays a key role with respect to corporate responsibility matters by overseeing talent management and development for executive officers and senior management. More information about the Company's purpose is available on the Mission section of our website.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders or interested parties desiring to communicate directly with the Board or with any individual director may do so in writing addressed to the intended recipient or recipients, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The Office of the Corporate Secretary reviews all such communications and refers relevant correspondence directly to a director, as appropriate. In addition, the Office of the Corporate Secretary regularly summarizes for the Board all communications that relate to the functions of the Board or its committees or that otherwise warrant Board attention.

BOARD AND COMMITTEE EVALUATIONS

The Board believes that a robust and constructive evaluation process is an essential component of good corporate governance. The Corporate Responsibility, Sustainability & Governance Committee, in consultation with the Lead Independent Director, oversees the annual evaluation process of the Board and its committees. As part of this process, members of the Board complete written questionnaires and periodically participate in one-on-one interviews conducted by an independent third-party facilitator in lieu of the questionnaires, including, most recently, in fiscal 2026.

The process is designed to elicit feedback on a variety of subjects, including the structure, composition, key responsibilities, meeting agendas and formats, interactions with management and culture of the Board and each committee as well as the performance of Board and committee leaders and individual directors. The results of these evaluations are reviewed by the Corporate Responsibility, Sustainability & Governance Committee and then shared with the full Board, along with any recommended actions, for further discussion and, if applicable, approval.

CODE OF CONDUCT

The NIKE Code of Conduct is available at the Company's corporate website, http://investors.nike.com, and will be provided in print without charge to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. The Code of Conduct applies to all of the Company's employees and directors, including our CEO and all other executive officers. The Code of Conduct provides that any waiver of the Code of Conduct for executive officers or directors may be made only by the Board or a committee of the Board. Any such waiver will be publicly disclosed, when required by law. The Company plans to disclose amendments to, and waivers from, the Code of Conduct on the Company's corporate website: http://investors.nike.com.

CAPITAL STRUCTURE

Since NIKE's initial public offering in 1980, the Company's articles of incorporation have provided for NIKE to have two classes of voting stock, consisting of the Class A Stock and the Class B Stock.

RIGHTS OF COMMON STOCK

The shares of Class A Stock and Class B Stock have identical voting and economic rights except that the holders of the Class A Stock and Class B Stock vote as separate classes for purposes of electing directors. Specifically, for as long as the number of outstanding shares of Class B Stock is between 25% and 87.5% of the total number of outstanding shares of Common Stock (as is currently the case), the holders of the Class B Stock, voting as a separate class, have the right to elect 25% of the Board (rounded up to the nearest whole number) and the holders of the Class A Stock, voting as a separate class, have the right to elect the remaining directors. If at any time the outstanding number of shares of Class A Stock is less than 12.5% of the total number of outstanding shares of Common Stock, then the Class B Stock, voting as a separate class, will continue to have the right to elect 25% of the Board (rounded up to the nearest whole number), but the Class A Stock and Class B Stock will vote together as a single class to elect the remaining directors. Outside of director elections, the Class A Stock and Class B Stock vote together on all other matters, with each Class A share and Class B share having one vote per share.

Because eleven directors will be elected at the Annual Meeting and the outstanding number of shares of Class B Stock is between 25% and 87.5% of the outstanding shares of Common Stock, the holders of the Class B Stock are entitled to elect three directors at the Annual Meeting and the holders of the Class A Stock are entitled to elect the remaining eight. For each other matter to be voted on at the Annual Meeting (including Proposals 2, 3, 4, 5 and 6), the Class A Stock and Class B Stock will vote together as a single class, each with one vote per share.

Each share of Class A Stock is convertible into one share of Class B Stock. Such conversion is solely at the option of the holder, and cannot be dictated by either the Company or the Board. The Class A Stock is currently primarily held by Swoosh, LLC, an entity that was formed by Mr. Philip Knight, NIKE's co-founder, in 2015 to hold the majority of his shares of Class A Stock.

For additional information regarding NIKE's classes of Common Stock, see the description of the Company's securities included as Exhibit 4.7 to NIKE's Annual Report on Form 10-K for fiscal 2026. For additional information regarding key holders of the Class A Stock and Class B Stock, see the section below titled "Stock Ownership Information—Stock Holdings of Certain Owners and Management".

STRUCTURAL ADVANTAGES

Our unique capital structure enables NIKE to focus on long-term strategy by reducing pressure from short-term market dynamics, which our Board believes is critical to creating long-term sustainable value for all shareholders. This long-term vision enables the Company to prioritize research and development and innovation, to invest in transformations in support of our strategic and corporate responsibility-driven objectives, and to preserve and advance NIKE's unique culture, each of which we believe powers our success.

At the same time, our capital structure meaningfully protects and represents the interests of our public Class B shareholders:

- *One-Share/One-Vote Principle Maintained*: Our Class B Stock does not have super-voting or special consent rights. Instead, as explained above, both our Class A Stock and Class B Stock carry one vote per share and have identical voting rights on all matters other than director elections, where they vote separately.

- *No Disparate Economic Rights*: Each share of our Class A Stock and Class B Stock carries the same economic rights and risks, which helps align the interests of our Class A and Class B shareholders.

- *Shareholder Interests Remain Front and Center*: All of our directors, regardless of which class of Common Stock elected them, have fiduciary duties to act in the best interests of all NIKE shareholders. In addition, all directors are subject to the same nomination and evaluation processes, which are described in the section above titled "NIKE, Inc. Board of Directors—Director Nominations", and the Board considers all directors when assessing the mixture of experiences, attributes, and skills represented on the Board. The Board also maintains executive and non-employee director stock ownership guidelines, further ensuring alignment between directors and our shareholder interests.

- *Additional Governance Safeguards*: We have established a robust governance structure that ensures effective independent oversight and that the interests of all NIKE shareholders are considered. We maintain separate CEO and Chair positions and a Lead Independent Director with well-defined duties. All of the directors nominated for election by our Class B shareholders, as well as five out of eight of the directors nominated for election by our Class A shareholders, are independent. Each of the Audit & Finance Committee, the Compensation Committee, and the Corporate Responsibility, Sustainability & Governance Committee are comprised solely of independent directors and the slate of Class B director nominees includes at least one member from each such committee. Additionally, as described in the section below titled "Shareholder Engagement", we have a robust engagement program for our Class B shareholders and the feedback received during such meetings is shared with the full Board and relevant committees. Although the Board cannot change or eliminate our dual class capital structure without the approval of the holders of the Class A Stock, our independent Corporate Responsibility, Sustainability & Governance Committee reviews our corporate governance, including our dual-class structure, periodically so as to align our internal practices with shareholder interests and feedback. We also provide our Class B shareholders with other meaningful rights, including annual director elections (with a mandatory resignation policy), special meeting rights set at a 10% threshold and proxy access rights.

SHAREHOLDER ENGAGEMENT

Our approach to governance is informed by the insights and perspectives of our Class B shareholders. We greatly value the opportunity to engage with and solicit feedback from our shareholders regarding matters involving the Company and believe that maintaining an open dialogue strengthens the Company's approach to its corporate governance practices and disclosures. Below is an overview of the Company's fiscal 2026 engagement practices regarding corporate responsibility, executive compensation, and governance matters. These engagements take place in addition to regular financial-related outreach led by our Investor Relations team and engagement with shareholder proponents led by our Office of the Corporate Secretary.

INTEGRATED ENGAGEMENT TEAM	TYPES OF ENGAGEMENT	KEY FISCAL 2026 ENGAGEMENT TOPICS
• Investor Relations • Total Rewards • Office of the Corporate Secretary	• One-on-one meetings • Small group calls • E-mail communications	• NIKE leadership structure • Board composition and evergreen refreshment • Risk oversight • Executive compensation • Responsible sourcing and sustainability

In fiscal 2026, we reached out to shareholders representing 48% of our Class B shares and engaged with shareholders representing 25% of our Class B shares

The Board is committed to understanding the views of our shareholders. Accordingly, management reports key themes and feedback that emerge during these engagements to the full Board and any relevant committees, so that we can continue to refine and adapt our practices to better address the issues that our shareholders raise with us.

The Board and management carefully consider and integrate shareholder feedback into the Company's practices and disclosures. Recent changes to our practices include enhancing our Board and committee annual evaluation processes; refreshing the slate of Class B director nominees to include a member of each of the key Board committees; and refining our fiscal 2026 executive compensation program, including by introducing a new Management by Objectives component to our PSP for non-CEO NEOs and updating our PSU design for fiscal 2026 – 2028 PSU awards (as described throughout the section titled, "Compensation Discussion and Analysis"). We have also enhanced our proxy statement disclosures over the past several years in response to shareholder feedback, including providing additional detail and transparency regarding our capital structure.

DIRECTOR COMPENSATION FOR FISCAL 2026

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1] ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION[2] ($)	TOTAL ($)
Cathleen Benko[3]	27,473	—	—	14,756	42,229
Timothy Cook	165,000	192,758	—	20,000	377,758
Thasunda Duckett	100,000	192,758	—	20,000	312,758
Mónica Gil	100,000	192,758	—	—	292,758
Maria Henry	105,000	192,758	—	20,000	317,758
Peter Henry	105,000	192,758	—	—	297,758
Travis Knight	100,000	192,758	—	—	292,758
Jørgen Vig Knudstorp[4]	72,802	385,517	—	—	458,319
Michelle Peluso	125,000	192,758	—	20,000	337,758
John Rogers, Jr.	100,000	192,758	—	—	292,758
Robert Swan	135,000	192,758	—	20,000	347,758

(1) Represents the grant date fair value of restricted stock awards granted in fiscal 2026 computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of our Class B Stock on the grant date. As of May 31, 2026, Mr. Knudstorp held 5,238 shares of unvested restricted stock, each other non-employee director held 2,619 shares of unvested restricted stock, and no non-employee director held any outstanding stock options.

(2) Includes matched contributions to charities under the NIKE Matching Gift Program in the amount of $14,756 for Ms. Benko; $20,000 for Mr. Cook; $20,000 for Ms. Duckett; $20,000 for Ms. Henry; $20,000 for Ms. Peluso; and $20,000 for Mr. Swan.

(3) *Ms. Benko did not stand for re-election at our 2025 annual meeting of shareholders and retired effective September 9, 2025. Therefore, her annual retainer was prorated.*

(4) *Mr. Knudstorp was elected to the Board effective September 9, 2025. Therefore, his annual retainer was prorated and his stock awards consist of a one-time, sign-on grant of restricted stock as well as an annual restricted stock award, each as described in the section below titled "Director Fees and Arrangements".*

DIRECTOR FEES AND ARRANGEMENTS

Under our director compensation program in effect for fiscal 2026, non-employee directors receive:

- An annual retainer of $100,000, paid in quarterly installments.

- When they initially join the Board, a one-time, sign-on restricted stock award valued at $200,000 on the date of grant. This award is subject to forfeiture in the event that service as a director terminates prior to the first anniversary of the date of grant.

- An annual restricted stock award valued at $200,000 on the date of grant, generally, the date of each annual meeting of shareholders. The number of restricted shares granted to each director for fiscal 2026 was determined by dividing the director's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. The annual restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the earlier of the next annual meeting and the last day of the 12th full calendar month following the date of grant.

- For the Lead Independent Director, an annual retainer of $40,000, paid in quarterly installments.

- For chairs of Board committees (other than the Executive Committee), an annual retainer of $25,000 for each committee chaired ($30,000 for the chair of the Audit & Finance Committee), paid in quarterly installments.

- For Audit & Finance Committee members, an additional annual retainer of $5,000, paid in quarterly installments.

- Payment or reimbursement of travel and other expenses incurred in attending Board meetings.

- Matching charitable contributions under the NIKE Matching Gift Program, under which directors are eligible to contribute to qualified charitable organizations and the Company provides an equal matching contribution to the charities, up to $20,000 in fiscal 2026 and up to $25,000 in fiscal 2027, annually in the aggregate.

Neither Mr. Hill nor Mr. Parker received any additional compensation for services provided as a director in fiscal 2026.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

NIKE maintains stock ownership guidelines for all non-employee directors. Under these guidelines, directors are required to hold NIKE stock valued at five times their annual cash retainer. New directors are required to attain these ownership levels within five years of their election to the Board. Each of our directors has met or is on track to meet the specified ownership level.

DIRECTOR PARTICIPATION IN DEFERRED COMPENSATION PLAN

Under our DCP, non-employee directors may elect in advance to defer up to 100 percent of the director fees paid by the Company. For a description of the plan, see the section below titled "Executive Compensation—Executive Compensation Tables—Non-Qualified Deferred Compensation in Fiscal 2026—Non-Qualified Deferred Compensation Plans".

EXECUTIVE COMPENSATION

PROPOSAL 2

SHAREHOLDER ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting to shareholders our annual "say-on-pay proposal", an advisory vote to approve the compensation of our Named Executive Officers as described in this proxy statement. At our 2025 annual meeting of shareholders, approximately 94% of the votes cast on the say-on-pay proposal were voted in favor of the proposal.

The Compensation Committee is committed to understanding the views of our shareholders with respect to the executive compensation program. Therefore, during fiscal 2026, the committee considered the results of the 2025 say-on-pay proposal, which the committee believes affirm shareholders' support of the Company's approach to executive compensation and the committee's decisions, as well as direct feedback from shareholders provided during shareholder engagements.

As discussed in this section, our executive compensation program is designed to attract and retain top-tier talent and maximize shareholder value. To achieve the objectives of our executive compensation program and emphasize pay-for-performance principles, the Compensation Committee has continued to employ strong governance practices, including:

- basing a majority of total compensation on performance incentives;
- grounding incentive awards in objective financial performance goals and clearly disclosing rationales and outcomes;
- mitigating undue risk associated with compensation by using multiple performance targets, caps on potential incentive payments, a clawback policy, and additional standalone clawback provisions; and
- requiring executive officers to hold NIKE stock through published stock ownership guidelines.

Because your vote is advisory, it will not be binding on the Board. However, the Board values shareholder opinions, and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the fiscal 2026 compensation paid to the Named Executive Officers as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables).

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our compensation program, philosophy, decisions, and process for the compensation of our Named Executive Officers for fiscal 2026:

NAMED EXECUTIVE OFFICER	TITLE[1]
Elliott Hill	President and Chief Executive Officer
Matthew Friend	Executive Vice President and Chief Financial Officer
Venkatesh Alagirisamy	Executive Vice President, Chief Operating Officer[2]
Treasure Heinle	Executive Vice President, Chief People Officer
Robert Leinwand	Executive Vice President, Chief Legal Officer

(1) *Reflects titles as of May 31, 2026, which was the last day of fiscal year 2026.*

(2) *Mr. Alagirisamy was appointed Executive Vice President, Chief Operating Officer effective December 8, 2025.*

This Compensation Discussion and Analysis is organized into six sections:

- Executive Summary (page 25)
- Compensation of Our Named Executive Officers (page 28)
- Our Compensation Process (page 36)
- Other Compensation Practices (page 37)
- Realizable Pay (page 39)
- Compensation Committee Report (page 40)

Key Defined Terms

TERM	DEFINITION
401(k) Plan	The NIKE, Inc. 401(k) Plan
Absolute TSR	Company total shareholder return for the applicable performance period
Adjusted EBIT	Company earnings before interest and taxes (EBIT), subject to the impact of adjustments[1]
Adjusted EPS	Diluted earnings per common share, as set forth in the audited consolidated financial statements of the Company, subject to the impact of adjustments[1]
Adjusted Operating Margin Growth	Margin growth rate of FY27 Adjusted[1] EBIT Margin measured in basis points above FY26 EBIT Margin
Adjusted Revenue	Revenue as set forth in the audited consolidated financial statements of the Company, subject to the impact of adjustments[1]
CD&A	Compensation Discussion and Analysis
DCP	NIKE, Inc. Deferred Compensation Plan
EBIT Margin	EBIT divided by Total Revenues
NEO	Named Executive Officer
PSP	NIKE, Inc. Executive Performance Sharing Plan
PSU	Performance-based restricted stock unit
Relative TSR	Absolute TSR for the applicable performance period relative to total shareholder return over the same period for the other companies in the S&P 500
RSU	Time-vesting restricted stock unit
SIP	NIKE, Inc. Stock Incentive Plan, as amended and restated

(1) *Financial metrics are adjusted to neutralize the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; acceleration of expense due to a change in useful life or related to exit or disposal activity within ongoing business operations; any change affecting the costs and/or operations of the business resulting from changes to laws, rules, or regulations by any government or regulatory entity; investments in new business ventures or initiatives; acts of God, war, terrorism, cybersecurity breaches, geopolitical incidents, natural disasters, pandemics, or similar conditions or events; any variance in share buybacks relative to planned share buybacks assumed for the applicable fiscal year; and any items categorized as unusual or infrequently occurring within the meaning of Generally Accepted Accounting Principles ("GAAP"), as applicable. Any such adjustments may be positive or negative, as applicable, and are applied in a neutral manner.*

EXECUTIVE SUMMARY

OUR APPROACH TO EXECUTIVE COMPENSATION

- We follow a **pay for performance** philosophy, intended to drive business results and maximize shareholder value. Compensation is therefore highly incentive-based and heavily weighted towards long-term awards to emphasize long-term performance.

- Our compensation philosophy is designed to attract and **retain top talent** in a competitive marketplace, reward business results and performance, and motivate executives to maximize long-term shareholder value.

- We strive every day to **win as a team**. To foster teamwork, and ensure internal pay equity, we utilize a cohort approach by aligning compensation across executive roles.

- We consider **shareholder feedback**, including the results of our annual say-on-pay vote, as well as feedback shared directly through our shareholder engagement efforts described on page 21.

FISCAL YEAR 2026 HIGHLIGHTS

In fiscal year 2026 we continued to execute against our multi-year strategy to drive growth. This includes additional changes to the senior executive team that remove layers and strengthen our leadership team's connection with consumers and the marketplace. In support of these changes, we implemented the following key compensation decisions, which are described in greater detail throughout the section below titled "Compensation of our Named Executive Officers":

- Updated PSP design for non-CEO NEOs to introduce a Management by Objectives ("MBO") component, weighted 20% of the total award, in order to drive individual accountability.

- Exercised negative discretion to downward adjust PSP award payouts for fiscal 2026 so that, in support of our one-team culture, the PSP financial metrics payout level would not exceed the payout level for the broad-based global annual bonus plan.

- Updated PSU design to use Adjusted Revenue (50%) and Adjusted EPS (50%) as the metrics for the fiscal 2026 – 2028 PSU awards, with a Relative TSR modifier, to provide an objective, market-based measure of performance.

- Granted equity-based retention awards to our NEOs in fiscal 2026 to enhance retention during this pivotal period and to collectively align the newly established leadership team to drive operating margin growth in the near term. All of the NEOs, except Mr. Friend, were appointed as executive officers following the fiscal 2025 CEO transition and did not receive retention awards in connection with that transition.

INCENTIVE AWARD OUTCOMES

The following summarizes incentive award outcomes for fiscal 2026. The fiscal 2024 – 2026 PSUs paid out at 0%. The fiscal 2026 PSP was earned at 101% based on achievement of the financial metrics; however, the Compensation Committee exercised negative discretion to reduce the financial metrics earnout to 74% to align with the broad-based global annual bonus plan. For non-CEO NEOs the achievement of financial metrics was weighted at 80% and the remaining 20% was based on MBOs which were earned at 90%. As a result, the fiscal 2026 PSP payout for the CEO was 74% and payout for the non-CEO NEOs was 78%. For more information on incentive award outcomes for the NEOs, see the section below titled "Compensation of our Named Executive Officers—Annual Cash Incentive" beginning on page 28.

FISCAL 2026 PSP FINANCIAL METRICS





FISCAL 2026 PSP PAYOUTS

FINANCIAL METRICS



		PAYOUT	WEIGHT
CEO	0%	74%	100%

		PAYOUT	WEIGHT
Non-CEO NEOs	0%	74%	80%

MBOs



			FISCAL 2026 PSP PAYOUT
MBOs are not applicable to the CEO			74%

		PAYOUT	WEIGHT	
	0%	90%	20%	78%

FISCAL 2024-2026 PSUs



	THRESHOLD	TARGET	MAXIMUM	PAYOUT
	0%	25%	100%	200%	0%

■ Relative TSR
⁙ People & Planet modifier

REALIZABLE PAY

Because of our "pay for performance" compensation philosophy, executive compensation is highly incentive-based. In total, 92% of total target annual compensation for our CEO is at risk (87% for the other non-CEO NEOs). Since a significant portion of our executive compensation packages varies depending on company performance, the grant date value of compensation reported in the Summary Compensation Table does not always reflect the actual realizable pay value that is ultimately received by our NEOs. Realizable pay reinforces a pay-for-performance linkage because the short- and long-term incentive opportunities under our executive compensation program only provide value when meaningful performance is achieved.

To illustrate the differences, the table below compares, for the CEO and other non-CEO NEOs (on average), the cumulative values for fiscal 2025 and 2026 for total target compensation, Summary Compensation Table compensation, and realizable pay at the end of fiscal year 2026.

For more information on realizable pay for the NEOs, see the section below titled "Realizable Pay" beginning on page 39.

The table below is not a substitute for the information required by the 2026 Summary Compensation Table for fiscal years 2024 – 2026, which appears on page 41.

CUMULATIVE FISCAL 2025 AND 2026 COMPENSATION

	CEO		Average for Non-CEO NEOs[1]	
	2-Year Cumulative Value	% of Cumulative Summary Compensation Table Compensation	2-Year Cumulative Value	% of Cumulative Summary Compensation Table Compensation
Cumulative Total Target Compensation	$62,000,000	101%	$23,605,000	102%
Cumulative Summary Compensation Table Compensation	$61,497,405	100%	$23,205,082	100%
Cumulative Realizable Pay	$30,635,333	50%	$10,464,552	45%

(1) For fiscal 2025, the non-CEO NEOs consist of Messrs. Friend and Leinwand. For fiscal 2026, the non-CEO NEOs consist of Messrs. Friend, Leinwand, and Alagirisamy and Ms. Heinle.

FISCAL YEAR 2027 CFO TRANSITION

On June 23, 2026, we announced a CFO transition plan pursuant to which, on August 17, 2026, David Denton will become Executive Vice President and CFO of NIKE. Mr. Friend will cease serving in that role effective as of the same date and begin serving as an advisor to the CEO until his separation from the Company on September 4, 2026. NIKE approved certain compensation arrangements in connection with the CFO transition, which are described in more detail in the Current Report on Form 8-K filed with the SEC on June 23, 2026.

EXECUTIVE COMPENSATION GOVERNANCE PRACTICES

WHAT WE DO	WHAT WE DON'T DO
✓ Base a majority of total compensation on performance and retention incentives	✕ No dividend equivalents paid on PSUs or RSUs unless and until shares are earned
✓ Mitigate risk by using multiple performance periods and metrics, incentive payment caps, a clawback policy, and additional standalone clawback provisions	✕ No repricing of stock options
✓ Ground incentive awards in objective financial performance goals and clearly disclose rationales and outcomes	✕ No hedging transactions or short sales permitted
	✕ No pension or supplemental executive retirement plan
✓ Maintain robust stock ownership guidelines	✕ No tax gross-ups for perquisites, other than in accordance with our standard relocation policy
✓ Vest stock-based awards over time to promote long-term performance and retention	✕ No cash-based change-in-control benefits
✓ Provide only double-trigger change-in-control acceleration for stock-based awards	✕ No excise tax gross-ups upon change of control

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

COMPENSATION OBJECTIVES AND STRUCTURE

Our executive compensation program is designed to attract and retain top-tier talent in a competitive marketplace and to maximize shareholder value by rewarding NEOs for strong Company performance. The program consists of direct compensation, with a focus on incentive compensation, and competitive benefits that are generally consistent with the benefits offered to our other U.S.-based employees.

We structure our executive compensation program in the context of our business strategy and talent plan. To foster teamwork and ensure internal pay equity, we utilize a segmented cohort approach that aligns compensation across certain executive roles. Cohort compensation levels are determined by holistically considering factors relating to our business, the competitive market for top-tier talent, the applicable executives—including future potential, individual performance, market insights, succession planning, retention, and leadership continuity—and, for each NEO other than our CEO, our CEO's recommendation.

Our philosophy is to "pay for performance" in order to drive business results and maximize shareholder value. As a result, executive compensation is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program balances performance incentives, including by using multiple performance metrics and periods, and through a mixture of cash- and stock-based compensation elements. Stock-based compensation—which consists of PSUs, stock options, and RSUs—is also structured to pay for performance by linking the majority of each NEO's target total direct compensation directly to our stock price. The following charts illustrate the mix of components that make up fiscal 2026 target total annual direct compensation for our NEOs, excluding equity retention awards granted to the NEOs on a limited basis, as described elsewhere in this proxy statement.

FISCAL 2026 TARGET TOTAL DIRECT COMPOSITION MIX



CEO

$3,875,000
(19% of total)
RSUs

$3,875,000
(19% of total)
Stock Options

$1,500,000
(8% of total)
Base Salary

$3,000,000
(15% of total)
PSP

$7,750,000
(39% of total)
PSUs

Non-CEO NEOs

$1,531,250
(18% of total)
RSUs

$1,531,250
(18% of total)
Stock Options

$1,075,000
(13% of total)
Base Salary

$1,290,000
(15% of total)
PSP

$3,062,500
(36% of total)
PSUs

Incentive Compensation

- To prioritize pay for performance, incentive compensation constitutes 92% of target total annual direct compensation for our CEO (87% for the other non-CEO NEOs).
- To emphasize long-term performance, annual long-term incentive awards constitute 84% of total target annual incentive compensation for our CEO (82% for the other non-CEO NEOs).
- Long-term incentive awards are heavily weighted towards PSUs, which constitute 50% of annual stock awards for each of our NEOs.

ANNUAL DIRECT COMPENSATION ELEMENTS

NIKE's annual direct compensation for the NEOs generally consists of the following elements:

ELEMENT		KEY CHARACTERISTICS	PURPOSE
Base Salary		Fixed cash compensation	Provides market competitive baseline compensation to attract and retain top-tier talent
Annual Cash Incentive Award – PSP		Variable cash incentive compensation earned at 0% – 200% based on Company and individual performance over a 1-year performance period	Motivates and rewards achievement of sustainable and profitable growth
Long-Term Incentive Award – SIP	PSUs (50%)	Variable stock-based incentive compensation earned at 0% – 200%; fiscal year 2026 grants based generally on achievement of Adjusted Revenue and Adjusted Earnings Per Share (EPS) performance metrics over a 3-year performance period	Aligns NEOs' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth; promotes retention
	Stock Options (25%)	Stock-based incentive compensation that generally vests in 4 equal annual installments; only provides value if our stock price appreciates	Aligns NEOs' interests with those of our shareholders by rewarding achievement of upside potential; promotes retention
	RSUs (25%)	Stock-based incentive compensation that generally vests in 4 equal annual installments; value tied to our stock price	Aligns NEOs' interests with those of our shareholders by rewarding long-term value creation; promotes retention

BASE SALARY

Base salary is a fixed element of compensation that serves to attract and retain top-tier talent and provide a consistent, repeatable minimum amount of compensation. Generally, the Compensation Committee reviews and determines base salaries for our NEOs in June, with any adjustments becoming effective in August of the same year. The committee set Mr. Alagirisamy's base salary in connection with his appointment as Executive Vice President, Chief Operating Officer. For fiscal 2026, Mr. Leinwand's base salary was increased in alignment with our cohort approach. The table below shows the change in base salary for any NEO who was a NEO in the prior fiscal year.

NAMED EXECUTIVE OFFICER	FISCAL 2026 BASE SALARY	% CHANGE
Elliott Hill	$1,500,000	0%
Matthew Friend	$1,250,000	0%
Venkatesh Alagirisamy	$1,025,000	N/A
Treasure Heinle	$1,000,000	N/A
Robert Leinwand	$1,025,000	14%

ANNUAL CASH INCENTIVE

Annual cash incentive awards are paid to the NEOs under our PSP and are designed to reflect our "pay for performance" philosophy. For fiscal 2026, PSP awards were eligible to be earned between 0% and 200% of target based on Company and, for non-CEO NEOs, individual performance during the fiscal year. The Compensation Committee retains discretion to adjust PSP metrics and award payouts based on individual or Company performance. As discussed in greater detail below, the Compensation Committee exercised negative discretion to adjust PSP award payouts for fiscal 2026.

The Compensation Committee set the PSP target awards for Mr. Alagirisamy in connection with his appointment as Executive Vice President, Chief Operating Officer. The committee maintained fiscal 2026 PSP target awards for each other NEO at the same level as his or her fiscal 2025 PSP target award. Therefore, the fiscal 2026 PSP target awards were:

NAMED EXECUTIVE OFFICER	FISCAL 2026 PSP TARGET AWARD (% OF BASE SALARY)
Elliott Hill	200%
Matthew Friend	120%
Venkatesh Alagirisamy	120%
Treasure Heinle	120%
Robert Leinwand	120%

FINANCIAL METRICS

The fiscal 2026 PSP payout was based 100% on financial metrics for the CEO and 80% on financial metrics for the non-CEO NEOs (with the remaining 20% based on MBOs as described below). Consistent with the prior year, the Compensation Committee maintained equally weighted financial metrics of Adjusted Revenue and Adjusted EBIT as well as a single, year-long performance period.

Fiscal year 2026 was a year to reposition NIKE's business for future growth, reignite brand momentum and stabilize NIKE's business. Accordingly, in setting the year-long performance goals for the PSP, the Compensation Committee sought to drive sustainable and profitable growth in pursuit of those objectives. The Compensation Committee recognizes that PSP target levels should reflect goals which are rigorous yet reasonable and considers market conditions and prior performance. The Adjusted Revenue target goal represented an increase of approximately 0.5% compared to actual fiscal 2025 revenue, with threshold and maximum goals set equidistant from the target goal to balance stretch and risk. The Adjusted EBIT target goal represented a decrease of approximately 15% compared to actual fiscal 2025 EBIT, with threshold and maximum goals set non-equidistant from the target goal; additional upside stretch was built into the maximum goal to incentivize exceptional performance. In setting these targets, we strove to address both the anticipated impact from our actions to reposition NIKE for future growth and the uncertain and volatile operating environment that existed at the time these targets were set, including, but not limited to, geopolitical dynamics, tax regulation, and evolving tariff policies.

As described below, the performance levels for fiscal 2026 Adjusted Revenue and Adjusted EBIT were achieved at 76% and 125%, respectively. In support of our one-team culture, the fiscal 2026 broad-based annual bonus plan (applicable to the majority of employees below the executive officer level) used the same financial metrics as the PSP under which the NEOs participate and also weighted them equally. However, the broad-based annual plan used two equally-weighted, six-month performance periods to reduce the potential impact of volatility and thereby enable more aggressive target setting. To balance the commitment to a year-long performance period for the PSP with support for our one-team culture, the Compensation Committee determined that the financial metrics payout level for the fiscal 2026 PSP would not exceed the payout level for the fiscal 2026 broad-based global annual bonus plan, and committed to use its negative discretion to reduce the PSP financial metrics payout level if necessary. Bonuses under the broad-based global annual plan were earned below target (and lower than the PSP), and therefore the Compensation Committee exercised negative discretion for the PSP financial metric earnout to support our one-team culture.

For fiscal 2026, under the PSP, Adjusted Revenue of $45.8 billion corresponded to an earnout of 76% and Adjusted EBIT of $3.3 billion corresponded to an earnout of 125%. These earnouts were averaged together to calculate a financial metric earnout of 101%, and negative discretion was exercised as discussed above to reduce the financial metric earnout to 74%. Accordingly, the fiscal 2026 PSP payout for Mr. Hill, whose PSP is not subject to MBOs, was 74%.

MBOs

As noted above, in fiscal 2026, for non-CEO NEOs, the Committee approved leader-specific goals (or MBOs) weighted at 20%. The two MBOs consisted of:

- Managing wage-related operating overhead spend, and
- Enterprise goals for employee engagement.

These two metrics were selected respectively to drive operational efficiency and motivate and unite the employee base to win as a team and further long-term shareholder value and growth. In determining the MBO payouts, Mr. Hill completed a holistic assessment based on achievement against quantitative goals and qualitative considerations and recommended 90% achievement for the MBOs. All non-CEO NEOs successfully managed their wage-related operating overhead spend and enterprise goals for employee engagement remained generally consistent with the prior year. The Committee reviewed these results and Mr. Hill's recommendation and determined 90% achievement for the MBOs. These MBO earnouts, weighted at 20%, were combined with the 74% financial metric earnout (calculated by averaging the Adjusted Revenue and Adjusted EBIT earnouts and applying negative discretion, as described above) to calculate the fiscal 2026 PSP payouts for each of the non-CEO NEOs.

The fiscal 2026 PSP performance goals and achievement levels are illustrated below.

FISCAL 2026 FINANCIAL METRIC GOALS AND RESULTS
(Dollars in millions)



% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%	
Adjusted Revenue[1] (Weighted 50%)	$44,214 ACTUAL ACHIEVEMENT: $45,809	$46,541	$48,868	EARNOUT: 76%
Adjusted EBIT[1] (Weighted 50%)	$2,890 ACTUAL ACHIEVEMENT: $3,334	$3,211	$3,693	EARNOUT: 125%

CALCULATED PSP EARNOUT	101%

ONE-TEAM CULTURE

- Payout under the broad-based global annual bonus plan—based on the same equally-weighted financial metrics, but using two equally-weighted, six-month performance periods—was 74%

- The Compensation Committee exercised negative discretion to reduce the PSP financial metrics payout to equal the payout under the broad-based global annual bonus plan, consistent with our one-team culture

FISCAL 2026 PSP FINANCIAL METRIC PAYOUT	74%

(1) As described on page 24, each metric is adjusted for the impact of certain non-operational events to help drive and reward organic growth.

FISCAL 2026 PSP PAYOUTS

NAMED EXECUTIVE OFFICER	FINANCIAL METRICS[1]		MBOs[2]		FISCAL 2026 PSP PAYOUT
	EARNOUT	WEIGHT	EARNOUT	WEIGHT	
Elliott Hill	74%	100%	N/A	0%	74%
Matthew Friend	74%	80%	90%	20%	78%
Venkatesh Alagirisamy	74%	80%	90%	20%	78%
Treasure Heinle	74%	80%	90%	20%	78%
Robert Leinwand	74%	80%	90%	20%	78%

(1) As described on page 24, each metric is adjusted for the impact of certain non-operational events to help drive and reward organic growth. The financial metric earnout also reflects the Compensation Committee's determination to exercise negative discretion to reduce PSP payouts, as described above.

(2) Comprises wage-related operating overhead spend and enterprise goals for employee engagement.

LONG-TERM INCENTIVE

Long-term incentive compensation incentivizes and rewards long-term Company performance, aligns executives' interests with those of our shareholders, and promotes retention in a highly competitive talent marketplace. Therefore, this element of our executive compensation program forms the largest portion of our NEOs' direct compensation, constituting 78% of fiscal 2026 target total direct compensation for Mr. Hill on an annualized basis and 72% for each other non-CEO NEO, excluding equity retention awards described elsewhere in this proxy statement.

Long-term incentive compensation consists of three components: PSUs, stock options, and RSUs, each granted under our SIP. Fiscal 2026 NEO awards were delivered 50% as PSUs (consistent with fiscal year 2025), 25% as stock options, and 25% as RSUs, reflecting the Committee's determination to equally weight stock options and RSUs to strengthen the inherent value of the LTI portfolio and better align with market practice.

LONG-TERM INCENTIVE AWARD MIX[1]



25%
RSUs

50%
PSUs

25%
Stock Options

(1) *Excludes equity retention awards described elsewhere in this proxy statement.*

FISCAL 2026 LONG-TERM INCENTIVE AWARD GRANTS

The Compensation Committee determined the fiscal 2026 long-term incentive awards in June 2025. In setting the value of each long-term incentive award, the committee considered multiple factors, including individual and Company performance, evolving responsibilities, our cohort compensation approach, and retaining top-tier talent in a highly competitive talent marketplace.

The committee set the target value for Mr. Alagirisamy's long-term incentive award in connection with his appointment as Executive Vice President, Chief Operating Officer. Therefore, the fiscal 2026 long-term incentive award target values were:

NAMED EXECUTIVE OFFICER	TOTAL FISCAL 2026 LONG-TERM INCENTIVE AWARD		TARGET PSUs	STOCK OPTIONS	RSUs
Elliott Hill	$15,500,000	→	$7,750,000	$3,875,000	$3,875,000
Matthew Friend	$8,000,000	→	$4,000,000	$2,000,000	$2,000,000
Venkatesh Alagirisamy	$5,500,000	→	$2,750,000	$1,375,000	$1,375,000
Treasure Heinle	$5,500,000	→	$2,750,000	$1,375,000	$1,375,000
Robert Leinwand	$5,500,000	→	$2,750,000	$1,375,000	$1,375,000

(1) *Because Mr. Alagirisamy was appointed after the awards for fiscal 2026 were granted to executive officers (including NEOs) in September 2025, Mr. Alagirisamy's fiscal 2026 long-term incentive awards were granted in two parts. He received an initial annual grant on September 1, 2025 and a supplemental grant on December 10, 2025 shortly following his appointment to achieve the total target long-term incentive awards set forth in this table. The share calculation methodology and vesting schedule for Mr. Alagirisamy's supplemental grant is the same as the September 1, 2025 annual equity grants to executive officers generally, but the exercise price of Mr. Alagirisamy's supplemental stock options is equal to the closing share price of the Company on the date of grant (as required per the terms and conditions of the SIP).*

2026 – 2028 PSUs

PSUs align our NEOs' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth. PSU awards reflect our "pay for performance" philosophy: they are earned between 0% and 200% of target based on Company performance during a three-year performance period.

In the first quarter of fiscal 2026, the Compensation Committee selected the metrics, corresponding performance goals, and award terms for the fiscal 2026 – 2028 PSU awards. To focus executives on key financial measures that drive value creation, the Compensation Committee selected Adjusted Revenue (50%) and Adjusted EPS (50%) as the financial metrics for the fiscal 2026 – 2028 PSU awards, with a Relative TSR modifier that aligns payouts with shareholder experience, providing an objective, market-based measure of performance.

Performance is measured on an annual growth rate basis. For each of the three years within the performance period, the Compensation Committee approved individual annual targets for Adjusted Revenue and Adjusted EPS expressed as a growth rate over the previous year's actual result. Targets were established for threshold (25%), target (100%), and maximum (200%), interpolated on a straight-line basis. This approach allows plan achievement to be calculated on a fiscal year basis (i.e., growth over prior year adjusted actuals) and averaged at the end of the three-year performance period, subject to the Relative TSR modifier which is measured over the full three-year performance period.

The Compensation Committee selected this market-based approach for goal setting taking into account the inherent challenges in setting three-year cumulative financial goals in the current operating and macroeconomic environment. Utilizing annual growth rates provides for discrete annual goals within the performance period, while maintaining the integrity of the three-year performance period because the growth rates are approved before the grant date and the same rates apply to each year within the three-year period. It also ensures that participants remain sufficiently motivated over the full three-year performance period and are not disproportionately impacted, either positively or negatively, by an outlier year within the performance period.

The total payout opportunity for PSUs is 0% to 200%: 0% of target will be earned if the threshold level of performance is not satisfied, 25% of target will be earned if the threshold level is satisfied, 100% of target will be earned if the target level is satisfied, and 200% of target will be earned if the maximum level is satisfied. Performance for each financial metric is measured independently, so PSUs can be earned as long as the threshold is satisfied for at least one financial metric. The payout for each financial metric will be averaged together to calculate the total financial metric payout, and then the Relative TSR modifier will be applied.

The Relative TSR modifier is measured over the full three-year performance period and applied to the total financial metric payout as follows:

Relative TSR Level	Relative TSR Multiplier
25th Percentile or less	75.0%
Between 25th Percentile and 75th Percentile	No adjustment
75th Percentile or greater	125.0%

The final PSU payout is subject to a 200% maximum, regardless of the Relative TSR modifier. In the event NIKE's absolute TSR is negative for the 3-year performance period, then the Relative TSR modifier is capped at 100%. Any PSUs that are earned will vest on September 1, 2028.

The specific targets and corresponding achievement will be disclosed following the Committee's certification of achievement at the conclusion of the performance period. In setting the performance goals, the Compensation Committee considered factors including achievability and motivational impact, as well as our repositioning actions to drive our return to growth. The growth rate targets established by the committee are based on scenario analyses that factor in upside and downside for each metric over the three-year performance period. The targets were set to provide growth in each year of the performance period, with threshold growth levels grounded in achievability based on historical levels of performance, and maximum growth levels set to reward outperformance.

The target number of PSUs granted to each NEO for fiscal 2026 was determined by dividing the NEO's target award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant (or, for Mr. Alagirisamy's supplemental award granted in connection with his December 2025 appointment, the 20-trading day period ending on September 1, 2025, which was the date of the annual grant for equity-eligible employees generally). PSUs accumulate dividend equivalents that are paid only when, and to the extent, they vest.

STOCK OPTIONS

Stock options align our NEOs' interests with those of our shareholders by rewarding the achievement of upside potential, and they reflect our "pay for performance" philosophy by rewarding the NEOs only if the price of our Class B Stock appreciates.

The number of stock options granted to each NEO (excluding Mr. Alagirisamy) for fiscal 2026 was determined by dividing the NEO's award value by the Black-Scholes value (calculated based on a 20-day average stock price and the available five-year and seven-year interest rates) of a stock option on the date of grant. For Mr. Alagirisamy's supplemental award, granted in connection with his appointment in December 2025, the number of stock options granted was determined using the Black-Scholes value calculated for the 20-trading day period ending on September 1, 2025, which was the date of the annual grant for equity-eligible employees generally.

Options granted to the NEOs vest in equal annual installments over four years and have an exercise price equal to the closing market price of our stock on the date of grant (or the trading day immediately prior to the grant date, if the grant date is not a trading day). To promote retention, stock options generally provide that if a NEO leaves the Company, they forfeit any unvested stock options. Forfeiture is subject to a limited retirement provision as well as partial accelerated vesting upon an involuntary termination of employment (each as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

RSUs

RSUs align our NEOs' interests with those of our shareholders by rewarding the achievement of long-term value creation, and they reflect our "pay for performance" philosophy because their value is directly tied to our Class B Stock price.

The number of RSUs granted to each NEO for fiscal 2026 was determined by dividing the NEO's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant (or, for Mr. Alagirisamy's supplemental award, granted in connection with his appointment in December 2025, the 20-trading day period ending on September 1, 2025, which was the date of the annual grant for equity-eligible employees generally). RSUs granted annually to the NEOs as part of long-term incentive compensation vest in equal annual installments over four years and accumulate dividend equivalents that are paid only upon vesting. To promote retention, RSU awards generally provide that any unvested RSUs are forfeited if the NEO leaves the Company. Forfeiture is subject to partial accelerated vesting upon an involuntary termination of employment or retirement (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

FISCAL 2024 PSU AWARD RESULTS

As previously disclosed in our 2024 proxy statement, the fiscal 2024 – 2026 PSU awards granted in June 2023 were to be earned between 0% and 200% of target based on Relative TSR over a three-year performance period (subject to a payout cap of 100% if Absolute TSR was negative). In addition, if Relative TSR was achieved at or above the threshold performance goal, a People & Planet modifier would allow the award payout to be increased or decreased by up to 20 percentage points (subject to both the 200% maximum earnout and the 100% Absolute TSR cap) based on a holistic assessment of the Company's performance.

NIKE's Relative TSR for fiscal years 2024 – 2026 was at the 1st percentile, corresponding to an earnout of 0%. Relative TSR was calculated in comparison to the companies that were included in the S&P 500 as of May 31, 2026, using the 20-trading day average stock price and assuming that dividends paid during the performance period were reinvested in the applicable company's stock. Because Relative TSR was below the threshold performance goal, the People & Planet modifier was not applicable. Therefore, as illustrated below, the total payout for the fiscal 2024 – 2026 PSU awards was 0% for each of the NEOs.

FISCAL 2024 – 2026 PERFORMANCE RESULTS



FINANCIAL PERFORMANCE METRIC
% PAYOUT
THRESHOLD 25%
TARGET 100%
MAXIMUM 200%
Relative TSR
25th percentile
55th percentile
85th percentile
ACTUAL ACHIEVEMENT: 1st percentile
PAYOUT: 0%

EQUITY RETENTION AWARDS

In December 2025, the Compensation Committee approved an equity-based retention grant with a target value of $15 million for Mr. Hill and $4 million for each of our non-CEO NEOs. These grants were designed to collectively motivate the newly established senior leadership team to execute on the Company's turnaround plan and strengthen retention during this pivotal period. While Mr. Friend received a retention award in September 2024 in connection with the CEO transition, all of the other NEOs, including Mr. Hill, were newly appointed as executive officers after that grant and did not receive it.

The December 2025 retention awards cliff vest on December 10, 2027 and are earned 50% subject to continuous service through the scheduled vesting date, and 50% subject to achievement of Adjusted Operating Margin Growth targets (the growth rate of fiscal 2027 EBIT Margin measured in basis points above fiscal 2026 EBIT Margin, each as set forth in the audited consolidated financial statements of the Company). The Compensation Committee selected Adjusted Operating Margin Growth because it is a metric that measures profitability and operational efficiency, both of which play a key role in NIKE's turnaround.

For the Adjusted Operating Margin Growth performance measure, performance below target results in a 0% payout, achievement at target results in a 100% payout, and achievement equal to or exceeding the maximum performance value results in a 200% payout. Achievement between target and maximum performance values is interpolated on a straight-line basis.

The Committee carefully weighed shareholder feedback and considered multiple factors in determining the target award values and structure of the grant. The target award grant values balance providing meaningful retention for each NEO with the shareholder value we believe will be created through the achievement of growth in Adjusted Operating Margin by the end of fiscal 2027.

These awards are subject to partial accelerated vesting, based on actual Company performance during the performance period, upon an involuntary termination of employment (described in the section below titled "Executive Compensation Tables - Potential Payments Upon Termination or Change-in-Control").

OTHER COMPENSATION

RETIREMENT PLANS

We maintain a U.S. tax qualified retirement savings plan—the 401(k) Plan—under which all eligible U.S. employees, including the NEOs, are able to make pre-tax and after-tax contributions from their cash compensation. We make annual matching contributions for all participants equal to 100% of their pre-tax contributions up to 5% of their total eligible compensation.

The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Plan, and also limits the amount of salary and annual cash incentive award ($350,000 for our 2026 fiscal year) that may be taken into account when determining contributions under that plan. Accordingly, we provide our NEOs and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our DCP. We do not match deferrals to the DCP. Balances in the DCP, including the balances of the NEOs, are unsecured and at-risk, meaning that the balances may be forfeited in the event of the Company's financial distress, such as bankruptcy.

Fiscal 2026 matching contributions to the NEOs under the 401(k) Plan are included in the All Other Compensation column in the Summary Compensation Table on page 41.

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan allows eligible employees in the United States and in many countries outside of the United States, including the NEOs, to purchase Class B Stock through payroll deductions at a 15% discount to the market price on the first or last trading day of the six-month purchase period, depending on which day the stock price was lower.

PERQUISITES AND OTHER BENEFITS

Our executive compensation program includes limited perquisites and other personal benefits for our NEOs, which generally consist of home security and financial planning services. Given the nature of our business, from time to time certain Company employees, including certain executive officers, may also receive Company product, event tickets, or travel benefits that are not generally offered to all employees.

Effective June 1, 2024, consistent with the recommendation of an outside security provider hired by the Company to perform a comprehensive security assessment with respect to the CEO, Mr. Hill is entitled to unlimited personal use of Company aircraft, which is intended to increase his security, availability, and productivity. The unreimbursed incremental cost of his use is disclosed in the Summary Compensation Table on page 41.

All NEOs participate in our standard Employee Matching Gift Program applicable to employees generally, without enhancement. Our Employee Matching Gift Program does not match employee contributions that benefit the employee, including contributions to the employee's personal or family foundation or to a non-profit organization that is managed or led by, or provides compensation or assistance to, the employee or a member of their family.

We do not provide any tax gross-ups on perquisites to our executive officers, other than for qualified relocation expenses in accordance with our standard relocation policy. Greater detail about the perquisites and personal benefits provided to our NEOs in fiscal 2026 is provided in the footnotes to the Summary Compensation Table on page 41.

Effective June 16, 2026, the Company adopted the NIKE, Inc. Executive Severance Pay Plan covering various executives, including the NEOs. See the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control" for additional information.

NON-COMPETITION AGREEMENTS

In exchange for non-competition agreements from each of our NEOs, we have agreed to provide monthly payments during the non-compete period following termination of employment, as described in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control". We believe that it is appropriate to compensate individuals to refrain from working with competitors following termination, and that compensation enhances the enforceability of such agreements.

OTHER EMPLOYMENT ARRANGEMENTS

Except as previously disclosed with respect to Mr. Hill, who entered into an offer letter with the Company in connection with his appointment as President and CEO, we do not have employment contracts with any of our NEOs, and all of our NEOs are employed at-will.

OUR COMPENSATION PROCESS

COMPENSATION COMMITTEE

The Compensation Committee oversees our executive compensation program, including determining the value and composition of the compensation package for each of our executive officers and setting annual performance goals for the CEO. In addition to any special actions the Compensation Committee may take throughout the year, the committee generally acts with respect to compensation for our NEOs during the fiscal year as follows:



Q1
- Finalize payouts for completed incentive awards
- Review executive officer performance
- Set CEO performance goals
- Set salaries and PSP target awards, and grant stock awards, for executive officers
- Set PSP and PSU metrics and goals

Q2
- Review and update peer group for upcoming fiscal year (generally every other year)

Q4
- Review and update executive compensation plan design and policies
- Review company performance and projected incentive award payouts

PEER GROUP

Given the competitive market for top-tier talent, the Compensation Committee uses a peer group based on certain factors and criteria outlined below to provide a reference for assessing executive compensation levels and practices. Based on the criteria, the following peer group was considered for purposes of setting fiscal 2026 executive compensation:

Best Buy Company, Inc.	Microsoft Corporation	Starbucks Corporation
Cisco Systems, Inc.	Mondelez International, Inc.	Target Corporation
The Coca-Cola Company	Netflix, Inc.	TJX Companies
Kimberly-Clark Corporation	Pepsico, Inc.	Walmart Inc.
Lowe's Companies, Inc.	Procter & Gamble Company	The Walt Disney Company
McDonald's Corporation	Salesforce, Inc.	

The Compensation Committee reviews our compensation peer group periodically to determine the appropriate companies to include. In its review, the Compensation Committee considers companies based on the following factors and criteria:

- Publicly-traded, U.S.-based companies, with revenues and market capitalization within a reasonable range of NIKE's revenue and market capitalization. At the time the committee approved the peer group, NIKE's revenue was at the 50th percentile of the peer group and NIKE's market capitalization was at the 43rd percentile of the peer group.
- Leading companies across retail, digital, and services spaces, with a focus on consumer products and having a top-tier brand value.

- Competitors for talent, aligned to NIKE's evolving business and talent strategies.
- Companies that list NIKE as a peer or are in NIKE's peer group as selected by a proxy advisory firm.

In November 2025, the Compensation Committee further refined our peer group for purposes of setting fiscal 2027 executive compensation to remove Microsoft Corporation.

In addition to considering our peer group, the Compensation Committee also uses market survey data from third parties, including Aon, Willis Towers Watson, and Mercer, about a broader range of companies. The Compensation Committee generally does not set executive compensation at or near any particular percentile of peer group, or market, compensation. Instead, the committee considers compensation to be competitive if it is generally within a reasonable range of market median.

ROLE OF MANAGEMENT

The CEO makes compensation recommendations to, and participates in discussions with, the Compensation Committee regarding the compensation of each executive officer other than himself. Mr. Hill completed a holistic assessment of the MBOs under the PSP for each of the other NEOs at the end of fiscal year 2026 that factored in both quantitative measures and qualitative considerations. In June 2026, Mr. Hill recommended the MBO achievement level for the other NEOs and the Committee approved the payouts under the PSP. In addition, our human resources staff regularly provides data, analysis, and recommendations to the committee regarding executive compensation.

The Compensation Committee meets regularly in executive session without the CEO or other management present to discuss our executive compensation program. Such executive sessions include discussions about, among other topics, the CEO's performance and compensation and the design and operation of our executive compensation plans.

ROLE OF COMPENSATION CONSULTANT

The Compensation Committee has the authority, in its sole discretion, to retain compensation consultants to assist the committee in overseeing our executive compensation program. The Compensation Committee chose not to retain any such consultants in fiscal 2026. However, in connection with the committee's analysis and decision-making regarding the fiscal 2026 executive compensation program, the Compensation Committee supplemented peer group data with information from surveys and reports containing competitive market data from Aon, Willis Towers Watson, and Mercer, which are obtained by our human resources staff.

OTHER COMPENSATION PRACTICES

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for executive officers that are designed to further align the interests of our executive officers with those of our shareholders. Under the guidelines, each executive officer is required to hold NIKE stock valued at the following multiple of their annual base salary:

POSITION	OWNERSHIP LEVEL	
Chief Executive Officer		8X Base Salary
Other Executive Officers (including NEOs)		3X Base Salary

New executive officers are required to attain these ownership levels within five years of their appointment. For purposes of calculating ownership, we exclude unvested PSUs that remain subject to performance-based vesting conditions as well as all stock options (whether vested or unvested). As of May 31, 2026, the CEO and each of our other executive officers, including each other NEO, has met or is on track to meet the applicable ownership guideline within the requisite period.

HEDGING AND PLEDGING

The Company's Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) prohibits directors, executive officers, and other designated insiders (based on seniority and department) from engaging in transactions involving hedging, monetization, or short sales of NIKE stock, including zero-cost collars and forward sale contracts. The policy also requires directors and executive officers, along with members of their families and households, to obtain pre-approval from the Company's Chairman or CEO before pledging NIKE stock. Before any such approval is granted, the Company's Clearance Director considers the size of the pledge relative to the individual's other holdings, both direct and indirect, and NIKE's shares outstanding; the risk of foreclosure given the nature of the associated transaction; protections against the appearance of insider trading, including prohibitions on sales during trading blackouts; and the ability to timely report sales on Form 4.

CHANGE-IN-CONTROL PROVISIONS

PSP awards do not accelerate upon a change in control. PSU, stock option, and RSU awards are subject only to "double-trigger" accelerated change-in-control vesting, meaning that vesting is accelerated only if there is a change in control of the Company, and either the acquiring entity fails to assume the awards or, within the following two years, the employee's employment is terminated by the acquirer without cause or by the employee for good reason. This double-trigger acceleration is intended to encourage executive retention through a period of uncertainty. The Compensation Committee believes that this approach will enhance shareholder value in the context of an acquisition and align executives' interests with those of investors. The effect of change-in-control transactions on stock-based awards is described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

CLAWBACK

In December 2023, the Company adopted a revised clawback policy regarding accounting restatements in connection with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and corresponding NYSE listing standards. The clawback policy generally requires recoupment of erroneously awarded incentive-based compensation (including any compensation granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure) received by current and former executive officers (as defined in Rule 10D-1 of the Exchange Act), including our NEOs, during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under U.S. federal securities laws.

In addition to the clawback policy, the Company maintains clawback provisions in the PSP and all of our equity award agreements (including all time-vesting equity awards) that generally permit recoupment in the event of the recipient's theft, embezzlement, fraud, breach of confidentiality or other applicable restrictive covenants, or material breach of contract.

RISK ASSESSMENT

At the Compensation Committee's request, management prepared an assessment of potential risks associated with the Company's fiscal 2026 compensation programs, including any risk that would be reasonably likely to have a material adverse effect on the Company. This included an assessment of risks associated with each element of executive compensation. The assessment considered certain design features of the compensation program that reduce the likelihood of excessive risk taking, such as reasonable performance targets, capped incentive compensation payouts, a balance of short- and long-term incentives, a balance of cash- and stock-based incentives, vesting of awards over time, and the potential for clawback of incentive compensation. In addition, for stock-based compensation, we have adopted stock ownership guidelines, provided for limited accelerated vesting of PSUs, stock options, and RSUs upon termination of employment, and provided for only double-trigger accelerated vesting of stock-based awards upon a change in control. The Compensation Committee reviewed the risk assessment and concluded that our compensation programs and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for "covered employees". While the Compensation Committee seeks to preserve tax deductibility in developing and implementing our executive compensation program, the committee also believes that it is important to maintain flexibility in administering compensation programs in a manner designed to promote varying corporate goals and the interests of our shareholders. Accordingly, we have not adopted a policy that all compensation must qualify as deductible for tax purposes and retain the ability to provide compensation that may not qualify as deductible under Section 162(m).

TIMING OF DECISIONS

In accordance with Item 402(x) of Regulation S-K, we are providing information regarding our procedures related to the grant of stock option awards close in time to the release of material non-public information. Although we do not have a policy, practice or obligation that requires us to grant stock options (or other equity or equity-based awards) on specific dates, we have adopted insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our employees, directors, officers, and consultants.

Our insider trading policies and procedures prohibit our employees, directors, officers, and consultants from, among other things, trading in our securities while in possession of material non-public information. The trading restrictions set out in the Company's Insider Trading Policy expressly apply to any sale of stock purchased upon exercise of a stock option. We have also adopted a Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) designed to help prevent accidental violations of the law and to avoid even the appearance of trading on inside information. The Blackout and Pre-clearance Policy generally prohibits directors, executive officers, and other designated insiders from, among other things, trading in NIKE securities during the period beginning on the fifteenth day of the last month of each fiscal quarter and ending after the first full trading day following the public release of the Company's earnings for that quarter (and during event-specific blackouts). Moreover, the Blackout and Pre-clearance Policy requires directors and executive officers, along with members of their families and households, to obtain pre-approval from the Company's Chairman or CEO before pledging NIKE stock. Before any such approval is granted, the Company's Clearance Director considers, among other factors, protections against the appearance of insider trading, including prohibitions on sales during trading blackouts.

Neither our Board nor our Compensation Committee takes material non-public information into account when determining the timing of equity awards, nor do we time the disclosure of material non-public information for the purpose of affecting the value of executive compensation. The Compensation Committee determined in June 2024 to align the grant date for long-term incentive awards to executive officers (including NEOs) with the grant date for employees below the executive officer level. Accordingly, awards for fiscal 2026 were granted to executive officers (including NEOs, other than Mr. Alagirisamy's supplemental award) on September 1, 2025. We generally issue non-annual equity awards to our executive officers on a limited and infrequent basis, and not in accordance with any fixed schedule.

During fiscal 2026, there were no stock option awards granted to any NEO within four business days preceding the filing of any report on Forms 10-K, 10-Q, or 8-K that discloses material nonpublic information.

REALIZABLE PAY

Our philosophy is to "pay for performance". As a result, executive compensation is highly incentive-based and includes, among other elements, a mixture of variable cash- and stock-based compensation elements consisting of PSP, PSUs, stock options, and RSUs. In total, 92% of total target annual compensation for our CEO is at risk (87% for the other non-CEO NEOs). Given that a significant portion of our executive compensation packages varies depending on company performance, the grant date value of compensation reported annually in the Summary Compensation Table does not always reflect the actual realizable pay value that is ultimately received by our NEOs. Realizable Pay reinforces a pay-for-performance linkage because the short- and long-term incentive opportunities under our executive compensation program only provide value when meaningful performance is achieved.

To illustrate the differences, the graphs below compare, for the CEO and other non-CEO NEOs (on average), the cumulative values for fiscal 2025 and 2026 for Total Target Compensation, Summary Compensation Table Compensation, and Realizable Pay at the end of fiscal year 2026. For this purpose:

- "Total Target Compensation" is the sum of target annual base salary, target values for PSP, target values for annual long-term incentive awards and target values for equity retention awards (as applicable), in each case, for fiscal years 2025 and 2026.

- "Summary Compensation Table Compensation" refers to the actual disclosure in the Summary Compensation Table for fiscal years 2025 and 2026 (excluding amounts reported under the "All Other Compensation" column).

- "Realizable Pay" refers to the sum of actual base salary, actual PSP payouts, and the potential payout value of long-term incentive awards and equity retention awards (as applicable), for fiscal years 2025 and 2026.

  - Realizable Pay for stock options is based on their intrinsic value, assuming threshold achievement for the 2025-2027 PSU award and target achievement for the 2026-2028 PSU award as reported in the Outstanding Equity Awards Table, calculated using a stock price of $46.23, which was the closing price of our common stock on the last business day of fiscal 2026.

  - Realizable Pay for the equity retention award granted on September 18, 2024 (applicable only to Mr. Friend) assumes 50% of the award is earned, and for the December 10, 2025 equity retention award assumes 100% of the award is earned, calculated using a stock price of $46.23, which was the closing price of our common stock on the last business day of fiscal 2026.

The graphs below are not substitutes for the information required by the 2026 Summary Compensation Table for fiscal years 2024 – 2026, which appears on page 41.



(1) For fiscal 2025, the non-CEO NEOs consist of Messrs. Friend and Leinwand. For fiscal 2026, the non-CEO NEOs consist of Messrs. Friend, Leinwand, and Alagirisamy and Ms. Heinle.

(2) Realizable Pay includes no value for stock options, which had no intrinsic value as of May 31, 2026.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:

- Timothy Cook, Chair
- Mónica Gil
- Michelle Peluso

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation of each NEO for fiscal years 2026, 2025, and 2024 (as applicable).

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	BONUS[2] ($)	STOCK AWARDS[3] ($)	OPTION AWARDS[4] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL ($)
Elliott Hill President and Chief Executive Officer	2026	1,500,000	—	28,137,798	3,967,113	2,220,000	515,965	36,340,876
	2025	951,923	4,000,000	14,887,893	5,832,678	—	345,574	26,018,068
Matthew Friend Executive Vice President and Chief Financial Officer	2026	1,250,000	—	10,680,353	2,047,547	1,170,000	17,500	15,165,400
	2025	1,250,000	—	9,788,426	3,048,046	—	17,250	14,103,722
	2024	1,298,077	—	5,221,473	2,878,629	975,000	17,331	10,390,510
Venkatesh Alagirisamy Executive Vice President, Chief Operating Officer	2026	960,096	—	8,071,579	1,564,777	900,900	17,500	11,514,852
Treasure Heinle Executive Vice President, Chief People Officer	2026	984,615	—	8,626,384	1,407,691	936,000	17,500	11,972,190
Robert Leinwand Executive Vice President, Chief Legal Officer	2026	1,005,769	—	8,626,384	1,407,691	959,400	13,877	12,013,121
	2025	795,749	—	3,875,030	2,162,574	—	21,128	6,854,481

(1) Salary amounts for fiscal 2025 and 2026 reflect 26 bi-weekly pay periods, compared with 27 bi-weekly pay periods for fiscal 2024.

(2) For Fiscal 2025, reflects the sign-on cash award granted to Mr. Hill in connection with his appointment as President and CEO.

(3) Represents the grant date fair value of RSU and PSU awards, in each case computed in accordance with accounting guidance applicable to stock-based compensation. For RSUs, the grant date fair value was computed based on the closing market price of our Class B Stock on the grant date. For PSUs, the grant date fair value was computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The assumptions made in determining the grant date fair value of PSUs under applicable accounting guidance are disclosed in footnote 5 of "Grants of Plan-Based Awards in Fiscal 2026". For fiscal 2026, the grant date fair value of the PSU awards that were granted as annual long-term incentive awards was: $8,813,456 for Mr. Hill, $4,548,875 for Mr. Friend, $2,635,392 for Mr. Alagirisamy, and $3,127,406 for Ms. Heinle and Mr. Leinwand. Assuming that the maximum level of performance conditions is achieved, such PSU award values would be: $15,686,613 for Mr. Hill, $8,096,306 for Mr. Friend, $4,878,617 for Mr. Alagirisamy, and $5,566,307 for Ms. Heinle and Mr. Leinwand. For equity retention awards, the grant date fair value was computed based on the closing market price of our Class B Stock on the grant date. Assuming the maximum level of the performance condition is achieved, the equity retention PSU award values would be: $23,104,066 for Mr. Hill and $6,161,102 for Messrs. Friend, Alagirisamy and Leinwand and Ms. Heinle.

(4) Represents the grant date fair value of options granted in the applicable fiscal year computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The assumptions made in determining the grant date fair value of options under applicable accounting guidance are disclosed in Note 9 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2026.

(5) Amounts reported in this column represent annual cash incentive awards under the NIKE, Inc. Executive Performance Sharing Plan for the applicable fiscal year. Fiscal 2026 amounts were earned at 74% of target for Mr. Hill and 78% of target for each other NEO and were paid in fiscal 2027. No amounts were earned for fiscal 2025. Mr. Friend's fiscal 2024 amount represents his annual cash incentive award earned under the PSP for fiscal 2024.

(6) For fiscal 2026, includes Company matching contributions to the 401(k) Plan in the amount of $17,500 for Messrs. Friend and Alagirisamy and Ms. Heinle and $13,877 for Mr. Leinwand. The amount for Mr. Hill includes $504,102 in aggregate incremental cost to the Company for personal use of the Company's aircraft, in addition to the value of security services, and Company-related merchandise. The aggregate incremental cost for personal use of the Company's aircraft is determined based on the variable operating cost to the Company, including the cost of fuel, maintenance, crew travel expenses, landing fees, parking fees, in-flight food and beverage, and other smaller variable costs associated with each flight.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2026

The following table sets forth information concerning the performance-based annual cash incentive opportunities and PSUs, RSUs, and stock options granted to the NEOs in fiscal 2026.

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3]	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[4]	EXERCISE OR BASE PRICE OF OPTION AWARDS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[5]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	(#)	(#)	($/SH)	($)
Elliott Hill			750,000	3,000,000	6,000,000							
	9/1/2025	6/25/2025				25,344	101,374	202,748				8,813,456
	9/1/2025	6/25/2025							50,687			3,921,653
	9/1/2025	6/25/2025								164,474	77.37	3,967,113
	12/10/2025	12/1/2025				117,060	234,119	351,179				15,402,689
Matthew Friend			375,000	1,500,000	3,000,000							
	9/1/2025	6/25/2025				13,081	52,322	104,644				4,548,875
	9/1/2025	6/25/2025							26,161			2,024,077
	9/1/2025	6/25/2025								84,890	77.37	2,047,547
	12/10/2025	12/1/2025				31,216	62,432	93,648				4,107,401
Venkatesh Alagirisamy			288,750	1,155,000	2,310,000							
	9/1/2025	7/20/2025				1,570	6,279	12,558				545,896
	9/1/2025	7/20/2025							12,558			971,612
	9/1/2025	7/20/2025								50,232	77.37	1,211,596
	12/10/2025	12/1/2025				7,423	29,693	59,386				2,089,496
	12/10/2025	12/1/2025							5,429			357,174
	12/10/2025	12/1/2025								17,615	65.79	353,181
	12/10/2025	12/1/2025				31,216	62,432	93,648				4,107,401
Treasure Heinle			300,000	1,200,000	2,400,000							
	9/1/2025	6/25/2025				8,993	35,972	71,944				3,127,406
	9/1/2025	6/25/2025							17,986			1,391,577
	9/1/2025	6/25/2025								58,362	77.37	1,407,691
	12/10/2025	12/1/2025				31,216	62,432	93,648				4,107,401
Robert Leinwand			307,500	1,230,000	2,460,000							
	9/1/2025	6/25/2025				8,993	35,972	71,944				3,127,406
	9/1/2025	6/25/2025							17,986			1,391,577
	9/1/2025	6/25/2025								58,362	77.37	1,407,691
	12/10/2025	12/1/2025				31,216	62,432	93,648				4,107,401

(1) These amounts represent the potential performance-based annual cash incentive awards payable for performance during fiscal 2026 under our PSP. Under this plan, the Compensation Committee approved target awards for fiscal 2026 based on a percentage of the executive's salary as follows: Mr. Hill, 200%; Mr. Friend, 120%; Mr. Alagirisamy, 120%, Ms. Heinle, 120% and Mr. Leinwand, 120%. Fiscal 2026 PSP awards were eligible to be earned between 0% and 200% of target based on Company performance and MBO performance, as applicable, during fiscal 2026. Actual award payouts earned in fiscal 2026 and paid in fiscal 2027 are shown in the Summary Compensation Table.

(2) These amounts represent grants of PSUs and equity retention awards under the SIP. The PSUs are eligible to be earned between 0% and 200% of target based on Adjusted Revenue and Adjusted EPS between June 1, 2025 and May 31, 2028, with a Relative TSR modifier, as described under the section above titled "Compensation Discussion and Analysis – Compensation of our Named Executive Officers – Long-Term Incentive – Fiscal 2026 Long-Term Incentive Award Grants – 2026 - 2028 PSUs." Earned PSUs will vest in September 2028 and are generally subject to continued employment through the vesting date. The equity retention awards granted on December 10, 2025 will cliff vest on December 10, 2027 and are earned 50% subject to continuous service through the scheduled vesting date, and 50% subject to the achievement of FY27 Adjusted Operating Margin growth goal. The portion of the award subject to the performance measure will be earned at 100% if such performance measure is achieved and up to a maximum of 200%. Vesting for PSUs and equity retention awards will be accelerated in certain circumstances as described in the section below titled "Potential Payments Upon Termination or Change-of-Control". PSUs and equity retention awards accumulate cash dividend equivalents that are paid only when, and to the extent, they vest.

(3) Amounts reported in this column represent grants of RSUs under the SIP. All RSUs vest in four equal installments on September 1 of 2026, 2027, 2028, and 2029. Vesting for all RSUs will be accelerated in certain circumstances as described in the section below titled "Potential Payments Upon Termination or Change-of-Control". All RSUs accumulate cash dividend equivalents that are only paid upon vesting.

(4) Amounts reported in this column represent stock options granted under the SIP which become exercisable in four equal installments on September 1 of 2026, 2027, 2028, and 2029. Options also become exercisable in certain circumstances as described in the section below titled "Potential Payments Upon Termination or Change-of-Control". Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(5) *For stock awards, represents the grant date fair value of (a) RSUs based on the closing market price of our Class B Stock on the grant date, (b) an equity retention grant, also valued based on the closing market price of our Class B Stock on the grant date and (c) PSUs based on values of $86.94 and $70.37 per share computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The Monte Carlo simulation was performed using the remaining performance period of 2 – 3 years and assuming an expected volatility of 35.11% and 35.59% and risk-free interest rate of 3.52% and 3.49%. The expected volatility was based on an analysis of the historical volatility of the Class B Stock on the grant date for 2 – 3 years. The risk-free interest rate corresponding with the remaining performance period was calculated using the U.S. Treasury (constant maturity) risk-free rates in effect on the grant date for a 2- and 3-year period. For option awards, represents the grant date fair value of stock options granted based on a value of $20.05 and $24.12 per share, calculated using the Black-Scholes option pricing model. The assumptions made in determining option values are disclosed in Note 9 to Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2026. Stock and option award values were computed in accordance with accounting guidance applicable to stock-based compensation.*

OUTSTANDING EQUITY AWARDS AT MAY 31, 2026

The following table sets forth information concerning outstanding stock options, PSUs, and RSUs held by the NEOs at May 31, 2026.

	OPTION AWARDS				STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Elliott Hill	56,938	170,812[4]	81.60	10/14/2034				
	—	164,474[5]	77.37	9/1/2035	213,294	9,860,582	242,655	11,217,941
Matthew Friend	23,000	—	57.87	7/15/2026				
	30,000	—	59.10	7/20/2027				
	35,000	—	77.54	8/1/2028				
	36,095	—	83.12	8/1/2029				
	77,197	—	97.61	8/1/2030				
	43,669	—	167.51	8/1/2031				
	56,391	18,797[6]	114.30	8/1/2032				
	41,372	41,371[7]	109.40	8/1/2033				
	29,388	88,161[8]	83.32	9/1/2034				
	—	84,890[5]	77.37	9/1/2035	96,885	4,478,994	120,595	5,575,107
Venkatesh Alagirisamy	10,000	—	57.87	7/15/2026				
	15,000	—	59.10	7/20/2027				
	12,170	—	82.20	9/1/2028				
	23,670	—	84.50	9/1/2029				
	30,760	—	97.61	8/1/2030				
	18,485	—	167.51	8/1/2031				
	16,704	5,568[6]	114.30	8/1/2032				
	15,550	15,550[7]	109.40	8/1/2033				
	10,502	31,506[8]	83.32	9/1/2034				
	—	50,232[5]	77.37	9/1/2035				
	—	17,615[5]	65.79	12/10/2035	86,040	3,977,629	68,501	3,166,804
Treasure Heinle	1,584	—	82.20	9/1/2028				
	2,958	—	84.50	9/1/2029				
	9,280	—	114.84	9/1/2030				
	5,900	—	164.56	9/1/2031				
	10,695	3,565[9]	106.49	9/1/2032				
	6,238	6,238[10]	102.36	9/1/2033				
	20,204	60,611[8]	72.00	1/6/2035				
	—	58,362[5]	77.37	9/1/2035	58,243	2,692,574	75,784	3,503,494

NAME	OPTION AWARDS				STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Robert Leinwand	11,000	—	57.87	7/15/2026				
	15,000	—	59.10	7/20/2027				
	19,770	—	82.20	9/1/2028				
	23,670	—	84.50	9/1/2029				
	30,760	—	97.61	8/1/2030				
	18,485	—	167.51	8/1/2031				
	16,704	5,568[6]	114.30	8/1/2032				
	11,108	11,108[7]	109.40	8/1/2033				
	6,126	18,378[8]	83.32	9/1/2034				
	15,061	45,183[8]	79.26	11/25/2034				
	—	58,362[5]	77.37	9/1/2035	58,171	2,689,245	75,784	3,503,494

(1) Stock options generally become exercisable in four equal installments on each of the first four anniversaries of the grant date.

(2) *Reflects RSUs and one-time equity retention awards that vest as described in the table below. The retention awards granted in fiscal 2025 and 2026 represent the portion of one-time equity retention awards that will be earned subject to continuous service through the scheduled vesting date. The PSUs for the fiscal 2024 – 2026 performance period that were scheduled to cliff vest on August 1, 2026 were earned at 0% based on three-year Relative TSR, and therefore no amount is shown.*

NAME	FISCAL YEAR OF GRANT	NUMBER OF UNVESTED UNITS	VESTING SCHEDULE
Elliott Hill	2026	50,687	RSUs subject to four-year pro-rata vesting on 9/1/2026, 9/1/2027, 9/1/2028, and 9/1/2029
	2026	117,060	Equity retention award will cliff vest on 12/10/2027
	2025	23,747	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 10/15/2026 and 50% vest on 10/15/2027
	2025	21,800	RSUs subject to four-year pro-rata vesting; 33.3% of the remaining units vest on 9/1/2026, 33.3% vest on 9/1/2027, and 33.3% vest on 9/1/2028
Matthew Friend	2026	26,161	RSUs subject to four-year pro-rata vesting on 9/1/2026, 9/1/2027, 9/1/2028, and 9/1/2029
	2026	31,216	Equity retention award will cliff vest on 12/10/2027
	2025	11,251	RSUs subject to four-year pro-rata vesting; 33.3% of the remaining units vest on 9/1/2026, 33.3% vest on 9/1/2027, and 33.3% vest on 9/1/2028
	2025	24,555	Equity retention award will cliff vest on 09/18/2026
	2024	3,702	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2026
Venkatesh Alagirisamy	2026	5,429	RSUs subject to four-year pro-rata vesting on 9/1/2026, 9/1/2027, 9/1/2028, and 9/1/2029
	2026	12,558	RSUs subject to four-year pro-rata vesting on 9/1/2026, 9/1/2027, 9/1/2028, and 9/1/2029
	2026	31,216	Equity retention award will cliff vest on 12/10/2027
	2025	7,876	RSUs subject to four-year pro-rata vesting; 33.3% of the remaining units vest on 9/1/2026, 33.3% vest on 9/1/2027, and 33.3% vest on 9/1/2028
	2024	1,727	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2026
	2024	27,234	Equity retention award will cliff vest on 06/10/2026
Treasure Heinle	2026	17,986	RSUs subject to four-year pro-rata vesting on 9/1/2026, 9/1/2027, 9/1/2028, and 9/1/2029
	2026	31,216	Equity retention award will cliff vest on 12/10/2027
	2026	3,798	RSUs subject to four-year pro-rata vesting; 33.3% of the remaining units vest on 9/1/2026, 33.3% vest on 9/1/2027, and 33.3% vest on 9/1/2028
	2025	3,938	RSUs subject to four-year pro-rata vesting; 33.3% of the remaining units vest on 9/1/2026, 33.3% vest on 9/1/2027, and 33.3% vest on 9/1/2028
	2024	1,305	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 2/10/2027
Robert Leinwand	2026	17,986	RSUs subject to four-year pro-rata vesting on 9/1/2026, 9/1/2027, 9/1/2028, and 9/1/2029
	2026	31,216	Equity retention award will cliff vest on 12/10/2027
	2025	4,594	RSUs subject to four-year pro-rata vesting; 33.3% of the remaining units vest on 9/1/2026, 33.3% vest on 9/1/2027, and 33.3% vest on 9/1/2028
	2025	3,141	RSUs subject to four-year pro-rata vesting; 33.3% of the remaining units vest on 9/1/2026, 33.3% vest on 9/1/2027, and 33.3% vest on 9/1/2028
	2024	1,234	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2026

(3) *Reflects PSUs and equity retention awards that vest as described in the table below assuming performance (a) at the maximum level (100%) for the retention award granted in fiscal 2025, (b) at the target level (100%) for the retention awards granted in fiscal 2026 and the annual PSU (performance period 2026 - 2028) and (c) at the threshold level (25%) for the annual PSU (performance period 2025 - 2027). The retention award granted in fiscal 2025 represent the portion of one-time equity retention awards that will be earned at 0% or 100% based on achievement of a $100.00 stock price performance measure. The retention awards granted in fiscal 2026 represent the portion of the one-time equity retention awards that will be earned at 0% or between 100% and 200%. The PSUs for the fiscal 2026 – 2028 performance period will be earned between 0% and 200% based on achievement against annual growth targets set for Adjusted Revenue and Adjusted EPS and a relative TSR modifier between June 1, 2025 and May 31, 2028. The PSUs for the fiscal 2025 – 2027 performance period will be earned between 0% and 200% based on relative TSR between September 1, 2024 and August 31, 2027 and subject to the People & Planet modifier.*

NAME	FISCAL YEAR OF GRANT / PERFORMANCE PERIOD	NUMBER OF UNEARNED, UNVESTED UNITS	VESTING SCHEDULE
Elliott Hill	2026 - 2028	101,374	Earned units will cliff vest on 9/1/2028
	2026	117,059	Equity retention award will cliff vest on 12/10/2027
	2025 - 2027	24,222	Earned units will cliff vest on 9/1/2027
Matthew Friend	2026 - 2028	52,322	Earned units will cliff vest on 9/1/2028
	2026	31,216	Equity retention award will cliff vest on 12/10/2027
	2025 - 2027	12,502	Earned units will cliff vest on 9/1/2027
	2025	24,555	Equity retention award will cliff vest on 9/18/2026
Venkatesh Alagirisamy	2026 - 2028	6,279	Earned units will cliff vest on 9/1/2028
	2026 - 2028	29,693	Earned units will cliff vest on 9/1/2028
	2026	31,216	Equity retention award will cliff vest on 12/10/2027
	2025 - 2027	1,313	Earned units will cliff vest on 9/1/2027
Treasure Heinle	2026 - 2028	35,972	Earned units will cliff vest on 9/1/2028
	2026	31,216	Equity retention award will cliff vest on 12/10/2027
	2025 - 2027	8,267	Earned units will cliff vest on 9/1/2027
	2025 - 2027	329	Earned units will cliff vest on 9/1/2027
Robert Leinwand	2026 - 2028	35,972	Earned units will cliff vest on 9/1/2028
	2026	31,216	Equity retention award will cliff vest on 12/10/2027
	2025 - 2027	7,830	Earned units will cliff vest on 9/1/2027
	2025 - 2027	766	Earned units will cliff vest on 9/1/2027

(4) *33% of these options will vest on August 1, 2026, 33% will vest on August 1, 2027, and 33% will vest on August 1, 2028.*

(5) *25% of these options will vest on September 1, 2026, 25% will vest on September 1, 2027, 25% will vest on September 1, 2028, and 25% will vest on September 1, 2029.*

(6) *100% of these options will vest on August 1, 2026.*

(7) *50% of these options will vest on August 1, 2026 and 50% will vest on August 1, 2027.*

(8) *33% of these options will vest on September 1, 2026, 33% will vest on September 1, 2027, and 33% will vest on September 1, 2028.*

(9) *100% of these options will vest on September 1, 2026.*

(10) *50% of these options will vest on September 1, 2026 and 50% will vest on September 1, 2027.*

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2026

The following table sets forth information concerning stock option exercises and vesting of RSUs during fiscal 2026 for each of the NEOs on an aggregated basis.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
Elliott Hill	—	—	19,141	1,362,318
Matthew Friend	—	—	11,783	890,125
Venkatesh Alagirisamy	—	—	5,591	424,629
Treasure Heinle	—	—	5,233	369,587
Robert Leinwand	—	—	18,763	1,239,940

NON-QUALIFIED DEFERRED COMPENSATION IN FISCAL 2026

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN FISCAL 2026[1]	AGGREGATE EARNINGS IN FISCAL 2026	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS IN FISCAL 2026	AGGREGATE BALANCE AT MAY 31, 2026[1]
Elliott Hill	DCP	$750,000	$1,207,656	$(942,015)	$10,478,901
Matthew Friend	DCP	—	$203,040	—	$940,748
Venkatesh Alagirisamy	DCP	—	$280,387	—	$2,036,674
Treasure Heinle	DCP	$98,462	$115,125	—	$695,749
Robert Leinwand	DCP	$546,250	$1,063,069	—	$5,784,804

(1) All amounts reported in the Executive Contributions column are also included in amounts reported in the Summary Compensation Table. Of the amounts reported in the Aggregate Balance column, the following amounts have been reported in the Summary Compensation Tables in this proxy statement or in prior year proxy statements: Mr. Hill, $1,514,819 (Mr. Hill was a NEO in FY 2019-2020 and has been a NEO since FY 2025); Mr. Friend, $9,503 (Mr. Friend has been a NEO since FY 2020); Mr. Alagirisamy, $0 (Mr. Alagirisamy has not previously been a NEO); Ms. Heinle, $98,462 (Ms. Heinle has not previously been a NEO); Mr. Leinwand, $1,074,677 (Mr. Leinwand has been a NEO since FY 2025).

NON-QUALIFIED DEFERRED COMPENSATION PLANS

The NEOs are eligible to participate in our DCP. Participants in the DCP may elect in advance to defer up to 75 percent of their annual base salary, and up to 100 percent of their bonus.

We may make annual profit sharing contributions to defined contribution retirement plans. The contributions are allocated among eligible employees based on a percentage of their total salary and bonus for the year. To the fullest extent permitted under Internal Revenue Code limitations, these contributions are made to employees' accounts under our qualified 401(k) Plan. Contributions based on salary and bonus in excess of the tax law limit ($350,000 for fiscal 2026) are made as NIKE contributions under the DCP.

Amounts deferred under the DCP are credited to a participant's account under the DCP. Each participant may allocate his or her account among any combination of the investment options available under the DCP. Participants' accounts are adjusted to reflect the investment performance of the investment options selected by the participants. Participants can change the allocation of their account balances daily. The investment options available under the DCP consist of 22 mutual funds with a variety of investment objectives. The investment options had annual returns in fiscal 2026 ranging from 2.24% to 65.16%. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

The table below lists the available investment options under the Deferred Compensation Plan and their annual return as of May 31, 2026.

NAME OF FUND	ANNUAL RATE OF RETURN AS OF MAY 31, 2026
Fidelity Advisor® Focused Emerging Markets	65.16%
MFS International Intrinsic Equity	21.88%
Nomura Small Cap Value	29.09%
PIMCO Real Return	5.46%
Vanguard 500 Index	29.73%
Vanguard Equity-Income	23.83%
Vanguard Explorer	30.78%
Vanguard Federal Money Market	3.94%
Vanguard High-Yield Corporate	7.08%
Vanguard International Growth	13.19%
Vanguard LifeStrategy 20/80	9.39%
Vanguard LifeStrategy 40/60	14.57%
Vanguard LifeStrategy 60/40	19.96%
Vanguard LifeStrategy 80/20	25.50%
Vanguard Mid-Cap Index	18.59%
Vanguard PRIMECAP	59.77%
Vanguard Real Estate Index	11.30%
Vanguard Short-Term Investment-Grade	4.78%

NAME OF FUND	ANNUAL RATE OF RETURN AS OF MAY 31, 2026
Vanguard Total Bond Market Index	5.10%
Vanguard Total International Bond Index	2.24%
Vanguard Total International Stock Index	32.57%
Vanguard Wellington	21.42%

The portion of a participant's account attributable to elective deferrals, including investment returns, is fully vested at all times. The portion of a participant's account attributable to NIKE contributions, including investment returns, is fully vested after the participant has been employed by us for five years. All of the NEOs are fully vested in their NIKE contributions.

Each time they elect to defer compensation, participants make an election regarding distribution of the compensation deferred under the election (as adjusted to reflect investment performance). A participant may elect for distribution to be made in a lump sum at the beginning of a predetermined year while the participant is still employed or in service (but no sooner than the fourth year after the year in which the distribution election is submitted). Alternatively, a participant may elect for distribution to be made in a lump sum or in quarterly installments over five, ten or fifteen years after termination of employment or service. Participants have limited rights to change their distribution elections. Participants may make a hardship withdrawal under certain circumstances. Subject to certain limitations, a participant may also at any time request to withdraw amounts from his or her account balance that were vested as of December 31, 2004 (and any subsequent investment returns on such amount). If such request is approved, the participant may withdraw 90% of the amount requested, and the remaining 10% will be permanently forfeited.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company does not maintain individual severance or change in control agreements with our NEOs, and, except as otherwise described above with respect to Mr. Hill in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements", we do not have employment contracts with any of our current NEOs, all of whom are employed at-will.

However, our NEOs, including our current NEOs, are entitled to payments and benefits in connection with certain termination events pursuant to the standard terms and conditions of our equity award agreements under the SIP, as described below under the section titled "Equity Award Agreements". In addition, we have non-competition agreements with each of our NEOs, pursuant to which our NEOs may be entitled to receive monthly payments during the applicable post-termination noncompetition period, as described below under the section titled "Non-competition Agreements".

These payments and benefits for our current NEOs are described further below and, as applicable, quantified in the table, under the section titled "Summary of Potential Payments", which assumes the relevant triggering event had occurred as of the last business day of our fiscal year, May 29, 2026, consistent with the SEC's compensation disclosure rules. A glossary of certain defined terms applicable to these agreements is included at the end of this section.

On June 16, 2026, the Company adopted the NIKE, Inc. Executive Severance Pay Plan, effective as of the same date, in which each of our NEOs is eligible to participate. For more information refer to the Current Report on Form 8-K filed with the SEC on June 23, 2026.

EQUITY AWARD AGREEMENTS

TERMINATION TREATMENT

As of May 29, 2026, each NEO held stock options, RSUs, and PSUs under the SIP, as set forth in the Outstanding Equity Awards table above. Each award is evidenced by an award agreement that sets forth the terms and conditions of the award and the effect of any termination event or a change in control on unvested awards. As discussed elsewhere in this proxy statement, the Compensation Committee approved changes to the payments and benefits triggered on certain employment terminations (other than in connection with a change in control) under the Company's stock option, RSU, and PSU award agreements, including with respect to long-term incentive award grants made to our NEOs, beginning with the fiscal 2025 grants. As a result, the effect of a termination event on outstanding stock option, RSU, and PSU awards varies according to whether the award was granted on or after the September 1, 2024 annual grant (the "Current Options" and "Current Stock Awards", as applicable) or prior to the September 1, 2024 annual grant (the "Pre-Fiscal 2025 Options" and "Pre-Fiscal 2025 Stock Awards", as applicable), as described in the award summaries below.

STOCK OPTIONS

Death or Disability

Upon the death or disability of the holder:

- unvested options will vest, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original 10-year term.

Involuntary Termination without Cause

Current Options

If the holder experiences an "involuntary termination" of employment by the Company without cause, then subject to the holder signing a general waiver and release of claims:

- a prorated portion of outstanding unvested options will vest and become exercisable based on the number of months elapsed in the vesting period prior to the termination of employment (less amounts already vested) and the remainder will be forfeited, and

- vested options (including such accelerated options) will be exercisable for up to one year following termination of employment, but not beyond each option's original term.

Pre-Fiscal 2025 Options

Upon a termination of employment due to a "divestiture" or "reduction in force" that is not a change in control, then subject to the holder signing a general waiver and release of claims:

- options that are scheduled to vest within one year following the termination will vest, and become exercisable, and all other unvested options will be forfeited, and

- vested options will be exercisable for up to one year following termination of employment, but not beyond each option's original term.

If the holder's employment is involuntarily terminated by the Company without cause for any other reason:

- options that are unvested will be forfeited, and

- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

Retirement

Current Options

In the event of a holder's "involuntary termination" or voluntary resignation, in each case when the holder is "retirement eligible", the following treatment will apply, as applicable:

- Unvested options that have been outstanding for at least one year will vest and become exercisable, and vested options will be exercisable for four years following retirement, but not beyond each option's original term.

- The treatment of unvested options that have been outstanding for less than one year will vary based on the termination event:

  – If the holder voluntarily resigns when retirement eligible, then all such options will be forfeited, and vested options (if any) may be exercisable up to three months after the termination of employment, but not beyond each option's original term.

  – If instead the holder experiences an involuntary termination when retirement eligible, then a prorated portion of such options that are unvested will vest and become exercisable based on the number of months elapsed in the vesting period prior to the termination of employment and the remainder of such options will be forfeited, and vested options will be exercisable for up to one year following termination of employment.

Pre-Fiscal 2025 Options

If the holder's employment terminates because of the holder's "early retirement" or the holder is terminated as a result of a "divestiture" or "reduction in force" when eligible for "early retirement":

- unvested options will continue to vest according to the schedule specified in the agreement, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original term.

If the holder's employment terminates because of the holder's "normal retirement" or the holder is terminated as a result of a "divestiture" or "reduction in force" when eligible for "normal retirement":

- unvested options will vest, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original term.

Other Termination Scenarios

Current Options

If the holder's employment is terminated due to a "prohibited act":

- vested but unexercised options and unvested options will terminate and be forfeited as of the termination of employment.

If instead the holder's employment is terminated due to a "performance failure" or for any other reason (other than "involuntary termination", death or disability, or retirement):

- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

Pre-Fiscal 2025 Options

If the holder's employment is terminated for "cause" (as defined in the SIP):

- vested but unexercised options and unvested options will terminate and be forfeited as of the termination of employment.

If instead the holder's employment is terminated without cause for any reason (other than death or disability, retirement, or "divestiture" or "reduction in force"):

- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

RSUs and PSUs
Death or Disability

Upon the death or disability of the holder unvested RSUs and PSUs will vest, with PSUs vesting at 100% of target.

Involuntary Termination without Cause or Retirement

Current Stock Awards

If the holder experiences an "involuntary termination" of employment or "retirement", then (subject to the holder signing a general waiver and release with respect to an involuntary termination that occurs when the holder is not retirement eligible):

- a prorated portion of outstanding unvested RSUs will immediately vest based on the number of months elapsed in the vesting period prior to the termination of employment (less amounts already vested) and the remainder will be forfeited, and

- the holder will be eligible to earn a prorated portion of the holder's outstanding unvested PSUs (excluding the equity retention awards granted to certain of our NEOs in connection with the CEO transition, as discussed below) based on actual Company performance, with any such earned prorated portion to be determined and settled according to its original scheduled vesting date.

Pre-Fiscal 2025 Stock Awards

The Pre-Fiscal 2025 Stock Awards do not provide for retirement treatment. Upon a termination of employment due to a "divestiture" or "reduction in force" that is not a change in control, subject to the holder signing a general waiver and release of claims:

- RSUs and PSUs that are scheduled to vest within one year following the termination will vest, with PSUs vesting at 100% of target, and the remainder will be forfeited.

2025 EQUITY RETENTION AWARDS
As discussed in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Equity Retention Awards" equity retention awards were granted to each of our NEOs to promote retention.

Each such award has a component (50%) that vests subject to continuous service and a component (50%) that vests subject to the achievement of an Adjusted Operating Margin Growth performance measure. All such one-time equity retention awards will immediately vest upon the death or disability of the holder, with the component of such awards subject to a performance measure vesting at 100% of target. In addition, under the terms of these awards, if the holder's employment or service is involuntarily terminated other than due to death, total disability, or "cause" (which term has substantially the same meaning as under the Current Stock Awards), then subject to the holder signing a general waiver and release of claims:

- for the component of the award that is not subject to a performance measure, a prorated portion will vest based on the number of months elapsed in the vesting period prior to the termination of employment, and such prorated portion will be settled within 74 days of such date of termination, and

- for the component of the award that is subject to a performance measure, the holder will remain eligible to earn a prorated portion based on the number of months elapsed in the vesting period prior to the termination of employment, determined based on actual performance measured at the end of the performance period, and any such earned prorated portion will be settled after the scheduled vesting date.

The equity retention awards do not provide for retirement treatment.

CHANGE-IN-CONTROL TREATMENT

Unvested stock option, RSU, and PSU awards (including the one-time equity retention awards discussed above) are subject to accelerated vesting under the SIP upon the occurrence of two events (a "double-trigger"): there is a "change in control"; and the NEO's employment is terminated by us without "cause" or by the NEO for "good reason", in each case between the change in control (or shareholder approval of the change in control, if earlier) and the second anniversary of the change in control (a "Qualifying CIC Termination"). Stock options will be exercisable for four years following termination of employment, but not beyond each option's original term. PSUs, per the terms and conditions of the applicable award agreements, will vest at 100% of target or, for equity retention awards granted in 2025, pursuant to the terms provided in the SIP. Accelerated vesting of stock options, RSUs, and PSUs will also occur if we are acquired and the acquiring company does not assume the outstanding options, RSUs, or PSUs.

NON-COMPETITION AGREEMENTS

CEO AGREEMENTS

We have a non-competition agreement with Mr. Hill that extends for 18 months following the termination of his employment with us. Under this agreement, if Mr. Hill's employment is terminated by us without "cause" (as defined in his agreement), then so long as the covenant is not waived, we will make monthly payments to Mr. Hill during the noncompetition period in an amount equal to one-twelfth of his then current Annual NIKE Income. The agreements provide further that if Mr. Hill voluntarily resigns, then so long as the covenant is not waived, we will make monthly payments to him during the noncompetition period in an amount equal to one-twenty-fourth of his then current Annual NIKE Income. However, in accordance with applicable tax laws, commencement of the above-described monthly payments will be delayed until after the six-month period following Mr. Hill's separation from service, and all payments that he would otherwise have received during that period will be paid in a lump sum promptly following the end of the period, together with interest at the prime rate. If employment is terminated without "cause" (as defined in his agreement) or if Mr. Hill voluntarily resigns, the parties may mutually agree to waive the covenant not to compete, and if employment is terminated for "cause", we may unilaterally waive the covenant. If the covenant is waived, we will not be required to make the payments described above for the months as to which the waiver applies.

OTHER NEO AGREEMENTS

We have non-competition agreements with each of the other NEOs on generally the same terms as Mr. Hill, except that the noncompetition period is one year (instead of 18 months), we may unilaterally waive the covenant in all cases (including a termination without "cause"), and the monthly payments are one-twelfth or one-twenty-fourth of the executive's then current annual salary (instead of their Annual NIKE Income).

As described under the section above titled "Potential Payments Upon Termination or Change-in-Control", as of June 16, 2026, the Company adopted the NIKE, Inc. Executive Severance Pay Plan, which provides that any severance benefits that a NEO becomes eligible to receive under the NIKE, Inc. Executive Severance Pay Plan will be reduced by any pay or benefits to which the NEO would otherwise be entitled under the NEO's non-competition agreement.

SUMMARY OF POTENTIAL PAYMENTS

The following table shows the estimated benefits that would have been received by the NEOs in respect of their outstanding equity awards (including, as applicable, any equity retention awards) and under their non-competition agreements upon certain types of termination of employment if the triggering event had occurred on May 29, 2026, when the closing price of our Class B Stock was $46.23 per share, assuming PSUs are earned at 100% of target.

NAME	TYPE OF PAYMENT	QUALIFYING CIC TERMINATION[1]	DEATH OR DISABILITY	INVOLUNTARY TERMINATION WITHOUT CAUSE[2]	VOLUNTARY RESIGNATION[3]
Elliott Hill	Value of Stock Options[4]	$—	$—	$—	$—
	Value of PSUs/RSUs[5][7]	$24,437,871	$24,437,871	$6,645,979	$4,391,064
	Noncompete Payments[6]	$—	$—	$6,750,000	$3,375,000
	Total:	$24,437,871	$24,437,871	$13,395,979	$7,766,064
Matthew Friend	Value of Stock Options[4]	$—	$—	$—	$—
	Value of PSUs/RSUs[5][7][8]	$13,499,576	$13,499,576	$5,569,213	$—
	Noncompete Payments[6]	$—	$—	$1,250,000	$625,000
	Total:	$13,499,576	$13,499,576	$6,819,213	$625,000
Venkatesh Alagirisamy	Value of Stock Options[4]	$—	$—	$—	$—
	Value of PSUs/RSUs[5][7]	$7,626,055	$7,626,055	$2,852,807	$—
	Noncompete Payments[6]	$—	$—	$1,025,000	$512,500
	Total:	$7,626,055	$7,626,055	$3,877,807	$512,500
Treasure Heinle	Value of Stock Options[4]	$—	$—	$—	$—
	Value of PSUs/RSUs[5][7]	$7,473,680	$7,473,680	$2,120,663	$1,373,355
	Noncompete Payments[6]	$—	$—	$1,000,000	$500,000
	Total:	$7,473,680	$7,473,680	$3,120,663	$1,873,355
Robert Leinwand	Value of Stock Options[4]	$—	$—	$—	$—
	Value of PSUs/RSUs[5][7]	$7,555,924	$7,555,924	$2,257,503	$1,427,906
	Noncompete Payments[6]	$—	$—	$1,025,000	$512,500
	Total:	$7,555,924	$7,555,924	$3,282,503	$1,940,406

(1) Assumes a termination of employment by NIKE without "cause" or by the NEO for "good reason" (in each case, as defined in the SIP or applicable award agreement) on or prior to the second anniversary of a change in control.

(2) Assumes an involuntary termination of employment without cause (that, for purposes of the Current Options, is not the result of "performance failures" or "prohibited acts") and due to a "divestiture" or "reduction in force" (as defined in the Pre-Fiscal 2025 Options and Pre-Fiscal 2025 Stock Awards). Upon an involuntary termination of employment without cause that is not a "divestiture" or "reduction in force", the NEOs would be entitled to the following amounts in aggregate: Mr. Hill, $6,645,979; Mr. Friend, $3,686,450; Mr. Alagirisamy, $1,214,370; Ms. Heinle, $1,974,714; and Mr. Leinwand, $2,029,266. As of May 29, 2026, Mr. Hill is eligible for retirement vesting under his equity awards; Ms. Heinle is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under her equity awards; Mr. Leinwand is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; and Mr. Friend and Mr. Alagirisamy are not eligible for retirement vesting under any of their equity awards because neither Mr. Friend nor Mr. Alagirisamy has reached age 55.

(3) Includes, for NEOs who are retirement eligible, as applicable, the value of the unvested stock options held by each NEO as of May 29, 2026 that would have continued to vest if the NEO had retired on that date. As of May 29, 2026, Mr. Hill is eligible for retirement vesting under his equity awards; Ms. Heinle is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under her equity awards; Mr. Leinwand is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; and Mr. Friend and Mr. Alagirisamy are not eligible for retirement vesting under any of their equity awards because neither Mr. Friend nor Mr. Alagirisamy has reached age 55.

(4) Information regarding outstanding unvested stock options held by each NEO is set forth in the Outstanding Equity Awards table above. No amounts are shown in the table above because the applicable unvested stock options have no intrinsic value at the per share closing price of our Class B Stock on May 29, 2026.

(5) Information regarding unvested RSUs and PSUs held by each NEO is set forth in the Outstanding Equity Awards table above.

(6) Represents the estimated aggregate potential benefits that each NEO would have been entitled to receive under his or her respective non-competition agreement had such NEO been terminated by us without "cause" or voluntarily resigned, in each case, on May 29, 2026, assuming the applicable covenants are not waived by us. No amounts are shown in the Qualifying CIC Termination column because the non-competition agreements do not provide for enhanced benefits in the event of a qualifying termination following a change in control; rather, in such event, the aggregate potential benefits that each NEO would be entitled to receive will be as shown under either the Involuntary Termination without Cause column or the Voluntary Resignation column, as applicable. The restriction period under the non-competition agreement with Mr. Hill is 18 months; the restriction period under the non-competition agreements with Mr. Friend, Mr. Alagirisamy, Ms. Heinle, and Mr. Leinwand is 12 months. The monthly payment amount that would become due to each of the NEOs for the duration of the applicable restriction period, assuming the applicable covenants are not waived by us or breached by the NEO, is as follows: assuming a termination by us without "cause": Mr. Hill, $375,000; Mr. Friend, $104,167; Mr. Alagirisamy, $85,417; Ms. Heinle, $83,333; and Mr. Leinwand, $85,417; and assuming a voluntary termination of employment: Mr. Hill, $187,500; Mr. Friend, $52,083; Mr. Alagirisamy, $42,708; Ms. Heinle, $41,667; and Mr. Leinwand, $42,708.

(7) Includes the accelerated vesting of certain one-time equity retention awards, as discussed under the section above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Long-Term Incentive—Equity Retention Awards". These awards do not provide for retirement treatment.

Includes the equity retention award granted to Mr. Friend in 2024, as described in greater detail in last year's proxy statement. The only current NEO to have received an equity retention award in 2024 is Mr. Friend. The award immediately vests upon death or disability, with the component of such award subject to a performance measure vesting at 100% of target. In addition, if Mr. Friend's employment or service is involuntarily terminated other than due to death, total disability, or "cause" (which term has substantially the same meaning as under the Current Stock Awards), then subject to a general waiver and release of claims: (a) for the component of the award that is not subject to a performance measure (50%), a prorated portion will vest based on the number of months elapsed in the vesting period prior to the termination of employment, and (b) for the component of the award that is subject to a performance measure (50%), a prorated portion based on the number of months elapsed in the vesting period prior to the termination of employment will vest if the applicable performance measure is achieved on or prior to the termination of employment.

Key Defined Terms – Potential Payments Upon Termination or Change-In-Control

TERM	PLAN / AGREEMENT	MEANING
Annual NIKE Income	Non-competition agreements (Mr. Hill only)	The sum of current annual salary plus target PSP award.
Cause	SIP	For purposes of the stock option, RSU, and PSU awards, in connection with a "change in control", "cause" has the meaning ascribed to it under the SIP and generally includes: • willful and continued failure to substantially perform assigned duties; and • willful engagement in illegal conduct materially injurious to us.
Cause	Current Stock Awards	For purposes of the termination treatment applicable to our Current Stock Awards (other than in connection with a change in control), "cause" generally includes: • failure to substantially perform assigned duties; • commission of any act involving insubordination, fraud, illegality, dishonesty, gross misconduct in the performance of employment duties, or moral turpitude; • breach of any material Company policy or code of conduct; or • involvement in activities that violate Company policy and could be detrimental to or reflect unfavorably upon the Company.
Change in Control	SIP	For purposes of the stock option, RSU, and PSU awards, "change in control" has the meaning ascribed to it under the SIP and is generally defined to include: • the acquisition by any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) of more than 50% of our outstanding Class A Stock or, if the Class A Stock no longer elects a majority of directors, the acquisition by any person or group of 30% or more of our total outstanding Common Stock; • the nomination (and subsequent election) in a two-year period of a majority of our directors by persons other than the incumbent directors; • a sale of all or substantially all of our assets; and • an acquisition of NIKE through a merger, consolidation, or share exchange, as a result of which the holders of our outstanding Common Stock no longer hold at least 50% of the combined voting power of the surviving corporation (or a parent of the surviving corporation).
Divestiture	Pre-Fiscal 2025 Options; Pre-Fiscal 2025 Stock Awards	Generally means the sale, closing, or other disposition of a subsidiary, division, business unit, or other organizational unit.
Early retirement	Pre-Fiscal 2025 Options	Generally means achieving age 55 with at least 5 years of service.
Good Reason	SIP	For purposes of the stock option, RSU, and PSU awards, in connection with a "change in control", "good reason" generally includes: • a material diminution in position or duties; • a salary reduction or material reduction in other benefits; and • a home office relocation of over 50 miles.

Involuntary termination	Current Options	Generally defined to include any involuntary termination of employment or service by the Company, other than due to "performance failures" or "prohibited acts", death, or total disability.
Involuntary termination	Current Stock Awards	Generally defined to include any involuntary termination of employment or service by the Company, other than due to death, total disability, or "cause".
Normal retirement	Pre-Fiscal 2025 Options	Generally means achieving age 60 with at least 5 years of service.
Performance Failure	Current Options	Generally defined to include failure to substantially perform assigned duties.
Prohibited Act	Current Options	Generally defined to include: • commission of any act involving insubordination, fraud, illegality, dishonesty, gross misconduct in the performance of employment duties, or moral turpitude; • breach of any material Company policy or code of conduct; or • involvement in activities that violate Company policy and could be detrimental to or reflect unfavorably upon the Company.
Reduction in force	Pre-Fiscal 2025 Options; Pre-Fiscal 2025 Stock Awards	Generally means a decrease in the number of positions at the Company due to reasons of economy or reorganization for efficiency or redesign (in each case, as designated by the Compensation Committee).
Retirement	Current Stock Awards	Generally means a participant's "involuntary termination" or voluntary resignation, in each case when (i) the participant's age is at least 55 years and (ii) the participant has at least 5 full years of service with the Company.
Retirement eligible	Current Options	Generally means (i) the participant's age is at least 55 years and (ii) the participant has at least 5 full years of service with the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information regarding outstanding awards and shares available for future issuance under equity compensation plans approved by shareholders and equity compensation plans that were not approved by shareholders as of May 31, 2026. The table does not reflect issuances made during fiscal 2027.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	89,354,992 [2]	$96.44	111,431,782 [3]
Equity compensation plans not approved by shareholders	—	$0.00	8,429,226 [4]
Total	89,354,992	$96.44	119,861,008

(1) Weighted-average exercise prices do not reflect the shares that will be used upon the payment of outstanding awards of RSUs and PSUs.

(2) Consists of 89,354,992 shares subject to awards of options, RSUs, PSUs (based on performance at the target level of 100%), and stock appreciation rights outstanding under the SIP.

(3) Includes 106,338,981 shares available for future issuance under the SIP and 5,092,801 shares available for future issuance under the Employee Stock Purchase Plan (prior to the proposed amendment to the Employee Stock Purchase Plan described in Proposal 4).

(4) Consists of 8,429,226 shares available for future issuance under the Foreign Subsidiary Employee Stock Purchase Plan, pursuant to which shares are offered and sold to employees of selected non-U.S. subsidiaries of the Company on substantially the same terms as those offered to U.S. employees under the shareholder-approved Employee Stock Purchase Plan as described in the section above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Employee Stock Purchase Plan".

CEO PAY RATIO

NIKE's pay and benefits are designed to be competitive and equitable, meet the needs of our global teammates, and reinforce our values. We pay for performance and impact by linking incentive pay to Company performance and seek to invest in positive experiences that have the greatest impact on the engagement and well-being of our employees. The executive compensation program is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program is designed to attract and retain top-tier talent in a competitive market and to "pay for performance" in order to drive business results and maximize shareholder value.

For fiscal 2026, our last completed fiscal year:

- The employee identified at the median of all NIKE employees (other than our CEO) was a retail employee in the United Kingdom;
- The annual total compensation of the median employee was $48,695;
- The annual total compensation of our CEO, Mr. Hill, was $36,340,876; and
- Based on this information, the estimated ratio of the annual total compensation of our CEO to the median annual total compensation of all other NIKE employees was 746 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

METHODOLOGY

For purposes of calculating this pay ratio, we used the same median employee that was identified in fiscal 2025, as we believe there has been no change in our employee population, our compensation arrangements, or our median employee's circumstances that would significantly affect our pay ratio disclosure. The determination of the median employee was made in fiscal 2025 using the methodology described below, and the median employee's fiscal 2026 annual total compensation was calculated based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K).

FISCAL 2025 METHODOLOGY

We use the first business day in May as the date to determine the median employee. The first business day in May 2025 was May 1, 2025. At that time, we had approximately 76,600 employees globally. Of those employees, approximately 73% were full-time, 53% were in retail jobs, and 49% were located in the United States.

To identify our median employee from our global employee population, we calculated annual compensation for fiscal 2025 based on base salary or hourly wages, as applicable. For the majority of our employees, base salary or hourly wages comprise the majority of their compensation. To determine wages for hourly employees, we used each individual's pay rate and estimated scheduled hours in the applicable Human Resources system of record. Compensation for permanent employees hired during the fiscal year was annualized, and compensation for non-U.S. employees was converted into U.S. dollars using the applicable currency conversion rate as reported in the Human Resources system of record for the median employee determination date.

If this consistently applied compensation methodology yielded a median employee who, during fiscal 2025, (1) was on a leave of absence that significantly impacted total pay during the year, or (2) was an hourly employee who worked significantly more or significantly fewer hours than their scheduled hours, that individual was excluded. If this consistently applied compensation methodology yielded two or more employees, we selected one.

PAY VERSUS PERFORMANCE

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect how the Compensation Committee evaluates compensation decisions in light of Company or individual performance. The Compensation Committee did not consider the pay versus performance disclosure below in making its compensation decisions for any of the fiscal years shown. For discussion of how the Compensation Committee seeks to align pay with performance when making compensation decisions, please review the section above titled "Compensation Discussion and Analysis".

PAY VERSUS PERFORMANCE TABLE

The following table sets forth compensation information of our CEO and our non-CEO NEOs and Company performance for the fiscal years listed below, in accordance with Item 402(v) of Regulation S-K.

YEAR	SUMMARY COMPENSATION TABLE FOR MR. HILL[(1)(2)]	COMPENSATION ACTUALLY PAID TO MR. HILL[(1)(3)(4)]	SUMMARY COMPENSATION TABLE TOTAL FOR MR. DONAHOE[(1)(5)]	COMPENSATION ACTUALLY PAID TO MR. DONAHOE[(1)(4)]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOs[(1)(6)]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOs[(1)(4)(7)]	TOTAL SHAREHOLDER RETURN[(8)]	PEER GROUP TOTAL SHAREHOLDER RETURN[(8)]	NET INCOME[(9)] (IN MILLIONS)	ADJUSTED REVENUE[(10)] (IN MILLIONS)
							VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON			
2026	$36,340,876	$19,275,855	—	—	$12,666,391	$6,614,656	$36.47	$48.36	$3,108	$45,809
2025	$26,018,068	$17,010,238	$28,442,712	$(10,924,243)	$12,135,422	$2,798,172	$65.09	$81.16	$3,219	$46,350
2024	—	—	$29,184,701	$13,158,408	$9,804,553	$5,812,537	$100.23	$124.83	$5,700	$51,656
2023	—	—	$32,789,885	$29,391,856	$10,117,055	$7,259,680	$109.51	$116.84	$5,070	$52,593
2022	—	—	$28,838,060	$19,617,425	$9,185,111	$7,482,733	$122.26	$120.40	$6,046	$47,406

(1) The following NEOs are included in the table above:

YEAR	CEO	Non-CEO NEOs
2026	Elliott Hill	Matthew Friend, Venkatesh Alagirisamy, Treasure Heinle, and Robert Leinwand
2025	Elliott Hill, John Donahoe II	Matthew Friend, Robert Leinwand, Ann Miller, Craig Williams, Monique Matheson, and Heidi O'Neill
2024	John Donahoe II	Matthew Friend, Heidi O'Neill, Mark Parker, and Craig Williams
2023	John Donahoe II	Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker
2022	John Donahoe II	Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker

(2) Represents the amount of total compensation reported for our CEO, Mr. Hill, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(3) The dollar amounts reported in the "Compensation Actually Paid to Mr. Hill" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by Mr. Hill. These amounts reflect the amount set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2026
Summary Compensation Table ("SCT") total for Mr. Hill	**$36,340,876**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$28,137,798
Deduction for amounts reported under the "Option Awards" column in the SCT	$3,967,113
Total deductions from SCT	**$32,104,911**
Year end fair value of equity awards	$19,045,414
Change in fair value of outstanding and unvested equity awards	$(5,181,085)
Change in fair value of equity awards granted in prior years that vested in the year	$650,907
Value of dividends on stock awards	$524,654
Total adjustments	**$15,039,890**
Compensation actually paid	**$19,275,855**

(4) Equity awards included in these amounts are calculated using the following equity valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of the grant date; adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. PSU grant date fair values are calculated using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date; adjustments have been made using a revised Monte Carlo valuation as of fiscal year end. RSU grant date fair values are calculated using the stock price as of the grant date; adjustments have been made using the stock price as of fiscal year end and as of each vesting date.

(5) Represents the amount of total compensation reported for our Former CEO, Mr. Donahoe, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(6) Represents the average of the amounts of total compensation reported for our non-CEO NEOs, as a group, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(7) The dollar amounts reported in the "Average Compensation Actually Paid to Non-CEO NEOs" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the non-CEO NEOs. These amounts reflect the average of the amounts set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented for the applicable non-CEO NEOs, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2026
Average Summary Compensation Table total for non-CEO NEOs	**$12,666,391**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$9,001,175
Deduction for amounts reported under the "Option Awards" column in the SCT	$1,606,927
Total deductions from SCT	**$10,608,102**
Year end fair value of equity awards	$6,161,484
Change in fair value of outstanding and unvested equity awards	$(2,125,365)
Change in fair value of equity awards granted in prior years that vested in the year	$354,810
Value of dividends on stock awards	$165,438
Total adjustments	**$4,556,367**
Average compensation actually paid	**$6,614,656**

(8) Peer group total shareholder return ("TSR") uses the Dow Jones U.S. Footwear Index, which the Company also uses in the stock performance graph required by Item 201(e) of Regulation S-K included in the Company's Annual Report on Form 10-K for fiscal 2026. These comparisons assume $100 (including reinvested dividends) was invested for the period starting May 31, 2021 through the end of the listed fiscal year in (a) the Company and (b) the Dow Jones U.S. Footwear Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(9) Reflects net income calculated in accordance with GAAP in the Company's Consolidated Statements of Income included in the Company's Annual Reports on Form 10-K for the applicable fiscal year.

(10) Represents the most important financial performance measure used to link Company performance to compensation actually paid ("CAP") to our CEO and non-CEO NEOs in fiscal 2026, as required pursuant to Item 402(v) of Regulation S-K. Adjusted Revenue is a non-GAAP financial measure calculated based on GAAP revenue excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; other extraordinary, unusual, or infrequently occurring items. We may determine a different financial performance measure to be the most important financial performance measure in future years.

DESCRIPTION OF RELATIONSHIPS

The following charts show graphically the relationships over the past five fiscal years of the CAP amounts for our CEO and non-CEO NEOs as compared to our cumulative TSR, peer group TSR, GAAP net income, and Adjusted Revenue as well as the relationship between TSR and peer group TSR.

CAP VERSUS COMPANY TSR & PEER GROUP TSR



CAP VERSUS NET INCOME



CAP VERSUS ADJUSTED REVENUE



TABULAR LIST OF PERFORMANCE METRICS

The following table lists the three financial performance measures that, in the Company's assessment, represent the most important performance measures used to link CAP for our NEOs to Company performance for fiscal 2026.

Adjusted Revenue
Adjusted EBIT
Stock price

AUDIT MATTERS

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Finance Committee of the Board has sole authority to retain, with shareholder ratification, the Company's independent registered public accounting firm. The Audit & Finance Committee directly oversees the firm's work with respect to the annual audit of the Company's consolidated financial statements and internal control over financial reporting and approves all audit engagement fees and terms. At least annually, the Audit & Finance Committee evaluates the independent registered public accounting firm's qualifications, performance, and independence, including a review and evaluation of its lead partner. The Audit & Finance Committee is also involved in the selection of the new lead engagement partner following mandated rotation of the firm's lead partner, and is responsible for considering the benefits of rotation of the Company's independent registered public accounting firm.

The Audit & Finance Committee has appointed PricewaterhouseCoopers LLP ("PwC") to audit the Company's consolidated financial statements and internal control over financial reporting for the fiscal year ending May 31, 2027 and to render other professional services as required.

PwC has served as the Company's independent registered public accounting firm for many years. The Audit & Finance Committee and the Board believe that the continued retention of PwC as the independent registered public accounting firm is in the best interests of the Company and its shareholders.

Accordingly, the Audit & Finance Committee is submitting the appointment of PwC to shareholders for ratification. If the appointment is not ratified by our shareholders, the Audit & Finance Committee may reconsider whether it should appoint another independent registered public accounting firm.

Representatives of PwC will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to questions.

Aggregate fees billed by the Company's independent registered public accounting firm, PwC, for audit services related to the most recent two fiscal years, and for other professional services incurred in the most recent two fiscal years, were as follows:

TYPE OF SERVICE	2026	2025
Audit Fees[1]	$22.8 million	$21.4 million
Audit-Related Fees[2]	0.6 million	0.4 million
Tax Fees[3]	—	—
All Other Fees[4]	1.4 million	0.4 million
Total	$24.8 million	$22.2 million

(1) Comprises services performed to comply with the standards established by the PCAOB, including the audits of our financial statements and internal control over financial reporting; audits in connection with statutory filings; and attest services that the principal independent registered public accounting firm can most effectively and efficiently provide, such as procedures related to comfort letters, consents and reviews of our SEC filings.

(2) Comprises assurance and related services traditionally performed by the independent registered public accounting firm and reasonably related to the performance of the audit or review of our financial statements, and audit or compliance services not required by applicable statutes or regulations. This category also includes audits of pension and other employee benefit plans.

(3) Comprises tax compliance and consulting services such as preparation of tax returns in foreign jurisdictions, tax audits, and U.S. and non-U.S. tax planning.

(4) Comprises any services other than those described in the above categories. In both years, included subscriptions and licenses to accounting and tax resources, information systems reviews not performed in connection with the audit, and other permissible services.

In accordance with the Sarbanes-Oxley Act of 2002, the Audit & Finance Committee established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit & Finance Committee. During fiscal 2026 and fiscal 2025, all such services performed by, and fees paid to, PwC were approved in advance.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2027.

REPORT OF THE AUDIT & FINANCE COMMITTEE

The Audit & Finance Committee has:

- Reviewed and discussed the audited financial statements with management.
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.
- Received the written disclosures and the letter from the independent accountants required by applicable requirements of the PCAOB regarding the independent accountants' communications concerning independence, and has discussed with the independent accountant the independent accountant's independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Members of the Audit & Finance Committee:

- Maria Henry
- Peter Henry
- Robert Swan, Chair

EMPLOYEE STOCK PURCHASE PLAN

APPROVAL OF AMENDMENT OF NIKE, INC. EMPLOYEE STOCK PURCHASE PLAN TO INCREASE AUTHORIZED SHARES

The Board of Directors is asking our shareholders to approve an amendment and restatement of the NIKE, Inc. Employee Stock Purchase Plan (the "ESPP"). The ESPP was initially adopted by the Board and shareholders in 2001 and was most recently amended in 2023 (the "Current ESPP"). On the recommendation of the Compensation Committee, the Board unanimously approved an amended and restated version of the ESPP (the "Amended ESPP") on July 15, 2026, subject to shareholder approval at the Annual Meeting. The Amended ESPP would increase the number of shares of Class B Stock ("Shares") authorized for issuance thereunder by 16 million Shares to a total of 78 million Shares.

The ESPP is intended to provide a convenient and practical means by which employees may participate in stock ownership of the Company. The ESPP serves the best interests of our shareholders by:

- aligning employees' interests with those of our shareholders;

- reinforcing a culture of ownership; and

- enhancing the Company's ability to attract and retain highly qualified and motivated employees in a competitive marketplace.

We recommend that shareholders approve the Amended ESPP to ensure that the number of Shares available for issuance under the ESPP is sufficient in light of the expected levels of ongoing participation and to help the Company meet the goals of its compensation strategy.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the NIKE, Inc. Employee Stock Purchase Plan as amended and restated.

SUMMARY OF THE EMPLOYEE STOCK PURCHASE PLAN

The following summary of the Amended ESPP is qualified in its entirety by reference to the complete text of the Amended ESPP, which is attached to this proxy statement as Exhibit A. The Amended ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

The Amended ESPP increases the number of Shares authorized for issuance thereunder by 16 million Shares to 78 million Shares, among other administrative and clerical revisions, including updates to the tax withholding provision and the addition of a governing law provision; it does not make any other material changes to the Current ESPP. If this proposal is rejected by shareholders, the total number of Shares authorized and reserved for issuance under the ESPP will remain at 62 million, of which approximately 5,093,140 remained available for issuance as of June 26, 2026. Based on our current forecasts and estimated participation rates, if the Amended ESPP is not approved, it is anticipated that the Current ESPP will run out of available Shares in approximately fiscal year 2028.

We believe that the ESPP furthers the interests of the Company and our shareholders by aligning employees' interests with those of our shareholders, reinforcing a culture of ownership, and enhancing the Company's ability to attract and retain highly qualified and motivated employees in a competitive marketplace. To continue to provide employees with benefits under the ESPP, we believe that additional Shares must be authorized because the number of Shares remaining available for issuance under the Current ESPP will not be sufficient in light of the expected levels of ongoing participation.

In considering its recommendation to seek shareholder approval for the addition of 16 million Shares to the ESPP, the Board considered the historical number of Shares purchased under the ESPP in the past 5 fiscal years. The Board also considered the Company's expectation that the additional Shares should last through approximately fiscal year 2031. However, the additional Shares could last for a longer or shorter period of time based on various factors which cannot be predicted, including the growth of our employee population, future ESPP offering practices, our Share price, and prevailing market conditions. In the event that more Shares are required for the ESPP in the future, the prior approval of our shareholders will be required.

DESCRIPTION OF THE AMENDED ESPP

ELIGIBILITY

The Amended ESPP is a broad-based plan in which almost all active employees of the Company and its participating subsidiaries are eligible to participate, except for the following: (a) any employee who has been employed less than one month when an offering commences, (b) any employee whose customary employment is less than 20 hours per week, and (c) any employee who would, immediately after the purchase right grant for an offering, own or be deemed to own stock (including any stock the employee may purchase under outstanding purchase rights) representing five percent or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary of the Company. As of June 26, 2026, approximately 32,159 employees, including all 8 executive officers, were eligible to participate in the ESPP.

SHARES AUTHORIZED FOR ISSUANCE

As noted above, if shareholders approve this proposal, the total number of Shares authorized and reserved for issuance under the Amended ESPP will be 78 million Shares. Such number of Shares is subject to adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization, or other change in the outstanding Shares. As of June 26, 2026, the closing price of our Shares on the New York Stock Exchange was $40.75 per Share.

ADMINISTRATION

The Board has full power and authority to administer the Plan. Without limiting the foregoing, the Board has delegated to the Company's senior human resources executive (the "Authorized Officer") all authority for administration of the Amended ESPP and such Authorized Officer may delegate some or all of his or her duties and authority to one or more Company employees. Unless prohibited by applicable law, the Authorized Officer may promulgate rules and regulations, adopt forms for use in connection with the Amended ESPP, decide any question of interpretation or rights arising under, and generally supervises the administration of, the Amended ESPP. Unless otherwise determined by the Board, all determinations and decisions of the Authorized Officer or the Board will be conclusive. The Company pays all expenses of the Amended ESPP.

OFFERINGS

The Amended ESPP is implemented by a series of six-month offerings, with a new offering commencing on April 1 and October 1 of each year. The first day of each offering is the "offering date" for that offering, and the last day of each offering is the "purchase date" for that offering. An eligible employee who joins the Amended ESPP (a "participant") may purchase Shares only through payroll deductions permitted under the Amended ESPP, unless the Board or the Authorized Officer determines that an alternative form of contributions may be used. Payroll deductions must be not less than 1% nor more than 10% of the participant's eligible compensation.

The maximum number of Shares that any participant may purchase in any single offering is 500 Shares. In addition, the terms of an offering may not allow a participant's right to purchase Shares under all stock purchase plans of the Company and its subsidiaries to which Section 423 of the Code applies to accrue at a rate that exceeds $25,000 of fair market value of Shares, as determined on the offering date, for each calendar year in which such option is outstanding.

Eligible employees voluntarily elect whether or not to enroll in the Amended ESPP by submitting a subscription and payroll deduction authorization to the Company or its agent in a form and manner and by the deadline set by the Authorized Officer. A participant may terminate participation in the Amended ESPP by written notice to the Company submitted no later than the "change deadline" for that offering, which is the number of days before the purchase date established by the Authorized Officer. Participation in the Amended ESPP will also terminate when a participant ceases to be an eligible employee for any reason, including death or retirement, but not while such participant is on military leave, sick leave, or other bona fide leave of absence approved by the Company in certain instances. Unless otherwise determined by the Authorized Officer, a transfer of a participant's employment between or among the Company and/or the Participating Subsidiaries will not be considered a termination of employment. An employee may not reinstate participation in the Amended ESPP with respect to a particular offering after terminating participation in the Amended ESPP with respect to that offering, but may participate in subsequent offerings. Generally, upon termination of a participant's participation in the Amended ESPP, all amounts deducted from the participant's pay that had not yet been used to purchase Shares will be returned to the employee. The rights of participants under the Amended ESPP are not transferable.

PURCHASE PRICE

The price at which Shares may be purchased in an offering is the lower of (a) 85 percent of the fair market value of a Share on the offering date of the offering or (b) 85 percent of the fair market value of a Share on the purchase date of the offering. The fair market value of a Share on any date is the closing price of the Share on the New York Stock Exchange on such date or, if such date is not a trading day, then on the first immediately preceding trading day prior to such date; provided that if the Share is not traded on the New York Stock Exchange, then the fair market value of a Share will be such other reported value of the Share as may be specified by the Board.

PURCHASE OF SHARES; CUSTODIAN

All participant payroll deductions will be credited to the participant's account under the Amended ESPP. No interest will be paid on such accounts, unless otherwise determined by the Authorized Officer or required under applicable law. On each purchase date, the amount of the account of each participant will be applied to the purchase of Shares (including fractional Shares) by such participant from the Company at the purchase price (described above). Any cash balance remaining in a participant's account after a purchase date will be repaid to the participant. Shares purchased under the Amended ESPP are delivered to and held in the custody of a custodian (the "Custodian"), which is an investment or financial firm appointed by the Authorized Officer. By appropriate instructions to the Custodian, a participant may from time to time sell all or part of the Shares held by the Custodian for the participant's account in the public market at the market price at the time the order is executed. Also by appropriate instructions, the participant may transfer all or part of the Shares held for that participant by the Custodian to the participant or to a regular individual brokerage account in the participant's own name, except that no Shares may be so transferred until two years after the offering date of the offering in which the Shares were purchased.

DIVIDENDS AND OTHER DISTRIBUTIONS; REINVESTMENT

Stock dividends and other distributions in Shares, with respect to Shares held by the Custodian, will be issued to the Custodian and held by it for the account of the respective participants entitled to such dividends or other distributions. Cash distributions other than dividends, if any, on Shares held by the Custodian will be paid currently to the participants entitled to such distributions. Cash dividends, if any, on Shares held by the Custodian may be reinvested in Shares on behalf of the participants entitled to such dividends. The Custodian will establish a separate account for each participant for the purpose of holding any Shares acquired through reinvestment of participants' dividends.

TERMINATION AND AMENDMENT

The Amended ESPP will terminate when all of the Shares reserved for purposes of the Amended ESPP have been purchased, provided that the Board or the Authorized Officer in their sole discretion may terminate the Amended ESPP at any time with respect to any participating subsidiary and the Board in its sole discretion may at any time terminate the Amended ESPP completely.

The Board or the Authorized Officer may at any time amend the Amended ESPP in any and all respects, except that only the Board may change (a) the number of Shares reserved for the Amended ESPP, (b) the maximum percentage of a participant's eligible compensation that may be deducted from a participant's paycheck during an offering, (c) the purchase price of Shares offered pursuant to the Amended ESPP, (d) the maximum number of Shares that any participant may purchase in any single offering or certain other purchase limitations, or (e) certain other terms of the Amended ESPP relating to the offering and purchase dates. Notwithstanding the foregoing, the Board may not without shareholder approval increase the number of Shares reserved for the Amended ESPP (except for certain capital adjustments, described above under "Shares Authorized for Issuance") or decrease the purchase price of Shares offered pursuant to the Amended ESPP.

FUTURE ESPP BENEFITS

Participation in the Amended ESPP is voluntary and dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Further, the number of Shares that may be purchased under the Amended ESPP is determined, in part, by the price of our Shares on the first and last day of each offering. Accordingly, the actual number of Shares that may be purchased by any eligible individual in the future is not determinable.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary under current law of the material U.S. federal income tax consequences to participants in the Amended ESPP. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

The Amended ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Code, employees will not recognize taxable income or gain with respect to Shares purchased under the Amended ESPP either at the offering date or the purchase date of an offering. If an employee disposes of Shares purchased under the Amended ESPP more than two years after the offering date, or in the event of the employee's death at any time, the employee or the employee's estate generally will be required to report as ordinary compensation income for the taxable year of disposition or death an amount equal to the lesser of (a) the excess of the fair market value of the Shares at the time of disposition or death over the applicable purchase price, or (b) 15 percent of the fair market value of the Shares on the offering date. In the case of such a disposition or death, the Company will not be entitled to any deduction from income. Any gain on the disposition in excess of the amount treated as ordinary compensation income generally will be capital gain.

If an employee disposes of Shares purchased under the Amended ESPP within two years after the offering date, the employee generally will be required to report the excess of the fair market value of the Shares on the purchase date over the applicable purchase price as ordinary compensation income for the year of disposition. If the disposition is by sale, any difference between the fair market value of the Shares on the purchase date and the disposition price generally will be capital gain or loss. In the event of a disposition within two years after the offering date, the Company generally will be entitled to a deduction (subject to applicable limits under the Code) from income in the year of such disposition equal to the amount the employee is required to report as ordinary compensation income.

PURCHASES UNDER THE ESPP

The table below provides information on the number of Shares purchased by the following employees and groups since the inception of the ESPP through June 26, 2026. Non-employee directors are not eligible for participation in the ESPP. No associate of a non-employee director or nominee for election as a non-employee director has purchased shares under the ESPP and no participating employee has purchased five percent or more of the total amount of Shares purchased under the ESPP.

NAME AND POSITION	NUMBER OF SHARES PURCHASED
Elliott Hill President and Chief Executive Officer	5,673
Matthew Friend Executive Vice President and Chief Financial Officer	5,072
Venkatesh Alagirisamy Executive Vice President, Chief Operating Officer	6,168
Treasure Heinle Executive Vice President, Chief People Officer	3,303
Robert Leinwand Executive Vice President, Chief Legal Officer	6,959
All current executive officers as a group	39,243
All non-employee directors as a group	—
All employees (including all current officers who are not executive officers) as a group	56,914,957

SHAREHOLDER PROPOSALS

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING A REPORT ON DISCRIMINATION IN CHARITABLE SUPPORT

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Bowyer Research, Inc., on behalf of William C. Cunningham, P.O. Box 120, McKeesport, PA 15135, beneficial owners of 154 shares of Class B Stock, has submitted the proposal. The proposal, including any supporting statements, is included exactly as submitted to us by the proponent. The Board of Directors recommends a vote **AGAINST** the proposal and asks shareholders to read through NIKE's response, which follows the shareholder proposal.

Supporting Statement:

Corporations routinely use their platforms to voice support for humanitarian causes and human rights. Unfortunately, some companies provide funds, data, or other resources to advocacy groups leading highly controversial social campaigns — particularly on gender and sexuality— often backing only one side of the debate. Such one-sided giving alienates significant portions of their customers, employees, and shareholders and exposes companies to reputational, market, and legal risk.

One notable example is that of Nike, which has a verified, perfect score[1] on the Human Rights Campaign's Corporate Equality Index. The Human Rights Campaign is a leading driver in getting companies to promote transgender activism. To get 100 points on its Corporate Equality Index,[2] a company ostensibly agrees to cover radical adolescent transgender treatments recommended by the World Professional Association for Transgender Health (WPATH),[3] a group widely criticized for its ideological bias and lack of scientific rigor.[4] These treatments include gender transition surgery, cross-sex hormone therapy, menstruation suppression, and puberty blockers.

Supporting this activism may also alienate Nike employees who have religious or other moral objections to supporting these kinds of radical treatments with their healthcare premiums. Given Nike's many diversity initiatives,[5] both past and present, investors are right to ask whether the company's charitable partnerships respect the most crucial form of diversity: diversity of viewpoint.

Partnering with HRC or similar organizations does not do so, given the organization's pressure on companies to take sides in political engagement. Furthermore, a perfect score on the Corporate Equality Index implies[6] that the company likely covers highly controversial healthcare practices, including ones that are currently the subject of increasing legal liability[7] and major shifts[8] in medical guidance. These are serious concerns for any company aiming for political neutrality and avoidance of public controversy.

This isn't merely a political or social point but a matter of brand value. Nike has a Interbrand-estimated[9] brand value exceeding $33 billion, 41 percent of its roughly $80 billion market cap.[10] Given the EEOC's current high-profile investigation[11] into Nike over "systemic race discrimination allegations" occurring partially as a result of the company's diversity, equity, and inclusion initiatives, investors are right to be concerned about what further brand politicization could do to company performance.

Many companies, including John Deere, Jack Daniels, Harley Davidson, Lowes, Home Depot, Ford, and Coors, have already refocused their charitable support in a manner that acknowledges the diverse views held by their customers and employees.[12] 65% of the Fortune 500 have ceased[13] participation with activist groups such as the Human Rights Campaign as a part of this effort. Nike should do the same.

Resolved: Shareholders request that Nike Inc. conduct an evaluation and issue a report within the next year, or disclose analysis which has already been performed, at reasonable expense and excluding proprietary and confidential information, analyzing the benefits, costs, and legal, reputational, competitive, and other relevant risks of the company's charitable support.

(1) https://www.hrc.org/resources/corporations/nike-inc.

(2) https://reports.hrc.org/corporate-equality-index-2026#rating-system-and-methodology

(3) https://www.tandfonline.com/doi/pdf/10.1080/26895269.2022.2100644

(4) https://adflegal.org/article/leaked-files-reveal-ethical-concerns-pseudoscience-wpath-standards-care/

(5) https://about.nike.com/en/mission/focus-areas/diversity-equity-inclusion-at-nike

(6) https://reports.hrc.org/corporate-equality-index-2026#rating-system-and-methodology

(7) https://nypost.com/2026/01/31/us-news/detransitioner-wins-2-million-against-new-york-docs-who-pushed-double-mastectomy/

(8) https://www.plasticsurgery.org/documents/health-policy/positions/2026-gender-surgery-children-adolescents.pdf

(9) https://interbrand.com/best-global-brands/global/nike/

(10) https://finance.yahoo.com/quote/NKE/

(11) https://www.eeoc.gov/newsroom/eeoc-files-subpoena-enforcement-action-against-nike

(12) https://www.dailymail.co.uk/news/article-13812241/american-brand-dei-rules-backlash.html

(13) https://www.cnbc.com/2026/02/04/corporate-dei-index-hrc.html

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this proposal because:

- The Company's current approach to charitable giving, together with our existing disclosures and guidelines, appropriately serves the best interests of our shareholders; and

- The Proposal would divert Company time and resources to prepare a report that would not provide additional value to shareholders.

The Company's charitable giving plays an important role in supporting our strategy and advancing long-term shareholder value.

The Company is committed to, and takes pride in, making a difference in the communities where we live, work, and play, including by supporting causes and organizations that align with our values where there is a clear strategic, business, or community need. These efforts help expand access to sport and grow the Company's consumer base by engaging more people.

The Company's approach to charitable giving is reflected in initiatives such as the Nike Community Impact Fund and our partnerships with nonprofit organizations worldwide. Through these efforts, the Company drives positive, lasting change in the communities we serve and promotes broader participation in sport among future generations. Contrary to the Proponent's implications in its supporting statement, the Company contributes to a wide variety of charitable and civic organizations as part of our commitment to those communities and business objectives. Further, we support our employees to share in our mission whenever possible by supporting causes of their choice. Our employee-giving platform, Give Your Best ("GYB"), empowers employees who want to give back to their communities by donating money or volunteering to charitable organizations, subject to common exclusions, such as organizations found not to be in good standing. GYB allows the Company and the Nike Foundation to amplify giving efforts by matching donations dollar-for-dollar to schools and charitable organizations, up to $25,000 per calendar year, per employee.

Business risks associated with charitable giving are evaluated by the Company and the Board of Directors.

The Company devotes considerable time and resources to ensuring that our charitable partnerships advance business objectives and maintains processes and guidelines to evaluate and approve charitable contributions, nonprofit partnerships, and related policies. Charitable partnerships are approved by the Company only after a robust due diligence review of the proposed recipient organization. At the Board level, the Corporate Responsibility, Sustainability and Governance Committee is responsible for overseeing the Company's community and social impact efforts and other corporate responsibility activities, including reviewing and providing guidance to management regarding the Company's significant corporate responsibility related activities, policies, investments and programs and our work with industry organizations and non-governmental organizations concerning corporate responsibility. This oversight ensures alignment with the Company's strategy of increasing access, participation, and inclusion in sport, supporting long-term shareholder value.

The Company already provides significant disclosure regarding charitable giving.

We believe it is important not only to engage with organizations and issues that are important to our business, our employees, and our shareholders, but to be transparent regarding that engagement. As a result, consistent with our Policy on Public Policy and Political Contributions, the Company annually reports political contributions to political candidates, organizations, and ballot initiatives on the Company's website. We also provide a list of significant governmental entities, NGOs and industry groups the Company is involved with in the resources section of the Company's Mission website.

Therefore, in addition to being costly and time-consuming for the Company to prepare, the report that the Proposal requests would not provide meaningful additional information to the Company's shareholders.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **AGAINST** approval of the shareholder proposal.

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING ENVIRONMENTAL TARGETS

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Green Century Capital Management, Inc., 114 State Street, Suite 200 Boston, MA 02109, beneficial owner of at least $25,000 of Class B Stock, submitted the proposal. The proposal, including any supporting statements, is included exactly as submitted to us by the proponent. The Board of Directors recommends a vote AGAINST the proposal and asks shareholders to read through NIKE's response, which follows the shareholder proposal.

WHEREAS: Climate change may cost the global economy over $38 trillion annually by 2049.[1] Mitigation is critical to address investment risks and avert economic losses.

A warming climate is associated with enterprise risks, and climate inaction jeopardizes 34% of fashion industry profits by 2030.[2] Nike's 10-K reports that: "Given the broad and global scope of our operations, we are particularly vulnerable to the physical risks of climate change."[3] Risks include disruptions to the production of Nike's products, operations of retail stores, suppliers, manufacturers, distribution centers, and vendors.

Given these risks, Nike acknowledges the importance of addressing and disclosing its climate mitigation strategy to stakeholders. In its 2023 issue prioritization matrix, Nike identified transparency, reporting and climate emissions as tier one issues.[5] Its website states that "reporting is the primary tool we use to disclose important information to our stakeholders about how we manage social and environmental issues."[6]

In 2019, Nike adopted Science Based Targets initiative-verified goals, including reducing operational emissions 65% and supply chain emissions 30% by 2030.[7] Yet, Nike did not release a comprehensive sustainability report in 2025, as it has routinely since 2001.[8] Instead, it published sustainability data that omits qualitative updates on climate initiatives and lacks the detail of prior disclosures.

Meanwhile, Nike must increase the pace of supply chain emissions reductions to achieve its 2030 target. As of FY24, its supply chain emissions have fallen 11% from a 2015 baseline, putting the company about one-third of the way to its goal with more than half the timeline elapsed.[9] These emissions comprise 99% of Nike's greenhouse gas footprint and are thus essential to effectively addressing the climate risks outlined in its 10-K.[10]

Competitors such as New Balance, Adidas, Puma, and lululemon disclose annual sustainability reports and/or climate transition plans that provide ongoing visibility into actions to align their operations and value chains with their targets, including:

- Processes for assessing, and responding to climate-related risks and opportunities;
- Scenario analyses to develop climate strategy, based on several potential future climatic states;
- Governance policies to support climate transition;
- Future actions to reduce value chain emissions;
- Expected emissions reductions and transition pathways associated with initiatives.

RESOLVED: Shareholders request Nike issue a report, above and beyond existing disclosures, summarizing if and how it intends to achieve the company's existing science-based emissions reduction targets, such as describing credible pathways and needed resource commitments. The plan should be published at reasonable expense, excluding confidential information.

SUPPORTING STATEMENT: In developing these disclosures, the proponent recommends considering, at management's discretion:

- Forward-looking, quantitative strategies, and key actions, for achieving the Company's climate goals;
- Guidance by advisory groups such as the Transition Plan Taskforce.

(1) https://epic.uchicago.edu/news/climate-change-may-cost-38-trillion-a-year-by-2049-study-says/
(2) https://www.bloomberg.com/news/articles/2026-02-10/climate-inaction-puts-34-of-fashion-industry-profits-at-risk
(3) https://s1.q4cdn.com/806093406/files/doc_financials/2025/ar/Nike-Inc-2025_10K.pdf, 11
(4) https://s1.q4cdn.com/806093406/files/doc_financials/2025/ar/Nike-Inc-2025_10K.pdf, 11
(5) https://media.about.nike.com/files/2fd5f76d-50a2-4906-b30b-3b6046f36ebf/FY23_Nike_Impact_Report.pdf, 144
(6) https://about.nike.com/en/resources/nike-inc-impact-report-archive
(7) https://about.nike.com/en/mission/initiatives/reducing-carbon-footprint
(8) https://about.nike.com/en/resources/nike-inc-impact-report-archive
(9) https://media.about.nike.com/files/f37dfe60-0341-4db1-8ab9-6156da717313/FY24-NIKE%2C-Inc.-Sustainability-Data.pdf, 12
(10) https://media.about.nike.com/files/ab589635-4ed5-4a35-887a-e94f0eae4908/200254B_FY24_Nike_Emissions_Footprint.pdf, 2

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this proposal because:

- We take a thoughtful and responsible approach when setting targets to reduce our greenhouse gas emissions, and intend to maintain that approach particularly in light of evolving methodologies and emerging global regulations;
- The Company has a longstanding history of transparent and voluntary reporting and intends to continue our efforts to reduce greenhouse gas emissions; and
- The Board of Directors and our management are best positioned to determine the targets and related disclosures that are appropriate for the Company, especially given the complex and shifting developments in this area.

We take a thoughtful and responsible approach when setting targets to reduce our greenhouse gas emissions.

At NIKE, we aim to drive innovation focused on performance and sustainability. Across our entire value chain, we strive to improve how we design, make and deliver products while reducing our greenhouse gas emissions. We have more than 20 years of experience setting greenhouse gas emissions reduction targets. Most recently, we set a 2030 greenhouse gas reduction target in 2019, based on the then-effective methodologies developed by the Science-Based Targets initiative (SBTi).

Currently, we are assessing the greenhouse gas reduction target we set in 2019, consistent with SBTi's requirement that companies review, recalculate and revalidate targets at least every five years. We intend to maintain a thoughtful and responsible approach as we continue the assessment of our greenhouse gas target. We believe such an approach is particularly crucial at this time in light of evolving methodologies and emerging global regulations in this area. We note that, for example, SBTi is in the process of updating its target-setting methodologies. In addition, jurisdictions in which we operate have recently adopted (or are expected to adopt) laws, regulations and policies related to corporate disclosure of, target-setting on, and pathways for achieving, greenhouse gas emissions reduction. NIKE is actively monitoring the evolving methodologies, regulations and other developments in this area.

The Company has a longstanding history of transparent and voluntary reporting and intends to continue our efforts to reduce greenhouse gas emissions.

We have a longstanding history of transparent and voluntary reporting on our greenhouse gas emissions. As demonstrated by our latest Sustainability Data Report, which is available on our website, we already publish data on our emissions reduction progress. We continue to reduce our greenhouse gas emissions, including:

- 69% reduction of absolute Scope 1 & 2 GHG emissions from NIKE operations in FY24 (vs. FY20 baseline).
- 36% reduction of absolute Scope 3 GHG emissions from NIKE's product manufacturing and transportation in FY24 (vs. FY20 baseline).
- 96% of electricity consumption in NIKE's global operations was sourced from renewable electricity in FY24.
- 27% of electricity used by core NIKE finished goods manufacturers was sourced from renewable electricity in FY24.

We intend to continue taking action designed to reduce our greenhouse gas emissions. We expect to continue to focus on the three areas of our business that account for the majority of our emissions: materials innovation, renewable energy transition, and transportation. We also plan to continue to provide transparent reporting on our greenhouse gas emissions, including as we assess our greenhouse gas reduction target and comply with applicable legal requirements.

The Board of Directors and our management are best positioned to determine the targets and related disclosures that are appropriate for the Company.

The Board of Directors and our management monitor and evaluate our climate- and other sustainability-related initiatives, including as companies' actions and initiatives on these matters continue to receive significant attention from regulators and other stakeholders. The legal and regulatory environments surrounding such matters are becoming increasingly complex, especially as regulators in different jurisdictions adopt diverging requirements. Our ability to meet the expectations and requirements of regulators and other key stakeholders (including our shareholders and customers), particularly in light of rapid changes in regulations, interpretations of existing regulations or consumer preferences, could affect our business, operating results and financial condition, as well as our policies and procedures relating to such matters.

The Board of Directors and our management regularly review developments in this area as part of their holistic oversight of the risks and opportunities facing the Company. Given their collective industry knowledge and expertise, as well as their ongoing engagement and monitoring of the developments relevant to our Company (including those related to our sustainability initiatives and other aspects of our business), they are best positioned to determine our approach to setting any emissions reduction targets and related reporting on our progress and pathway towards achieving any such target. This proposal's resolution is overly prescriptive in demanding an additional report on this topic and fails to take into account the evolving circumstances, regulatory requirements and other complexities facing the Company. Given the climate-related reporting that the Company already has published or is planning to publish (including both voluntary and regulatory disclosures), the report that this proposal requests would not provide meaningful additional information to the Company's shareholders and would constitute an unnecessary expenditure of the Company's resources and management's time.

BOARD RECOMMENDATION

 **X** The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal.

STOCK OWNERSHIP INFORMATION

STOCK HOLDINGS OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the classes of NIKE securities beneficially owned, as of June 30, 2026, after giving effect to any transactions that occurred on such date, by (1) each person known to the Company to be the beneficial owner of more than five percent of any class of the Company's securities, (2) each of the directors and nominees for director, (3) each executive officer listed in the Summary Compensation Table ("NEOs"), and (4) all directors, NEOs, and other executive officers as a group. Because Class A Stock is convertible into Class B Stock on a share-for-share basis, each beneficial owner of Class A Stock is deemed by the SEC to be a beneficial owner of the same number of shares of Class B Stock. Therefore, in indicating a person's beneficial ownership of shares of Class B Stock in the table, it has been assumed that such person has converted into Class B Stock all shares of Class A Stock of which such person is a beneficial owner. For these reasons the table contains substantial duplications in the numbers of shares and percentages of Class A and Class B Stock shown for Swoosh, LLC, Philip Knight, and the Travis A. Knight 2009 Irrevocable Trust II. In addition, unless otherwise indicated, all persons named below can be reached c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453.

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Timothy Cook	Class B	130,480	—
Thasunda Duckett	Class B	13,589	—
Mónica Gil	Class B	8,893	—
Maria Henry	Class B	8,767	—
Peter Henry	Class B	11,099	—
Elliott Hill[3]	Class B	225,951	—
Travis Knight	Class B	9,533,940 [4]	0.8%
Jørgen Vig Knudstorp	Class B	21,388	—
Mark Parker[3]	Class B	1,924,163 [5][6]	0.2%
Michelle Peluso	Class B	32,814	—
John Rogers, Jr.	Class B	41,022	—
Robert Swan	Class B	55,558 [7]	—
Matthew Friend[3]	Class B	460,050 [5]	—
Venkatesh Alagirisamy[3]	Class B	189,634 [5]	—
Treasure Heinle[3]	Class B	90,608 [5][6]	—
Robert Leinwand[3]	Class B	216,591 [5][6]	—
Sojitz Corporation of America 1211 S.W. 5th Ave, Pacwest Center, Ste. 2220, Portland, OR 97204	Preferred [8]	300,000	100.0%
Philip Knight One Bowerman Drive, Beaverton, OR 97005	Class A	27,479,487 [9]	9.8%
	Class B	35,815,174 [10]	2.9%
Swoosh, LLC 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	221,750,000 [11]	78.8%
	Class B	221,750,000	15.6%
Travis A. Knight 2009 Irrevocable Trust II 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	24,681,369 [12]	8.8%
	Class B	24,681,369 [12]	2.0%
Vanguard Capital Management 100 Vanguard Blvd., Malvern, PA 19355	Class B	89,476,687 [13]	7.5% [13]
State Street Corporation One Congress Street, Suite 1, Boston, MA 02114	Class B	59,588,679 [14]	5.0% [14]
All directors and executive officers as a group (18 persons)	Class B	13,323,115 [5][6]	1.1%

(1) A person is considered to beneficially own any shares: (a) over which the person exercises sole or shared voting or investment power, or (b) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through conversion of securities or exercise of stock options). Unless otherwise indicated, voting and investment power relating to the above shares is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

(2) Omitted if less than 0.1 percent.

(3) NEO listed in the Summary Compensation Table.

(4) Includes 4,694,859 shares of Class B Stock held by Three Strings Investors, L.P. ("Three Strings"). Mr. Travis Knight has the right to remove and replace the sole general partner of Three Strings and serves as trustee of trusts that hold limited partnership interests in Three Strings. Mr. Travis Knight disclaims beneficial ownership of the shares held by Three Strings, except to the extent of his pecuniary interest therein. Does not include 221,750,000 shares of Class A Stock that are owned by Swoosh, LLC. Mr. Travis Knight has disclaimed beneficial ownership of all such shares.

(5) These amounts include the right to acquire the following numbers of shares within 60 days after June 30, 2026 pursuant to the exercise of stock options: 1,258,909 shares for Mr. Parker, 411,595 shares for Mr. Friend, 166,184 shares for Mr. Alagirisamy, 56,859 shares for Ms. Heinle, 178,806 shares for Mr. Leinwand, and 2,436,083 shares for the executive officer and director group.

(6) Includes shares held in accounts under the NIKE, Inc. 401(k) Savings and Profit Sharing Plan: 39,869 shares for Mr. Parker, 680 shares for Ms. Heinle, 1,507 shares for Mr. Leinwand, and 44,992 shares for the executive officer and director group.

(7) Includes 1,580 shares held by the Swan Family Revocable Trust.

(8) Preferred Stock does not have general voting rights except as provided by law, and under certain circumstances as provided in the Company's Restated Articles of Incorporation, as amended.

(9) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares. Mr. Philip Knight holds the position Chairman Emeritus, and has a standing invitation to attend all meetings of the Board as a non-voting observer.

(10) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares.

(11) Information provided as of December 30, 2025 in the Form 4 filed by the shareholder.

(12) Includes 5,538,989 shares of Class A Stock held directly by the Travis A. Knight 2009 Irrevocable Trust II (the "Trust") and 19,142,380 shares of Class A Stock held by an indirect subsidiary of the Trust. Mr. Travis Knight and members of his immediate family are among the beneficiaries of the Trust. Mr. Travis Knight disclaims beneficial ownership of the Company's securities held directly and indirectly by the Trust, except to the extent of his pecuniary interest therein.

(13) Information provided as of March 31, 2026 in Schedule 13G/A filed by the shareholder.

(14) Information provided as of March 31, 2026 in Schedule 13G/A filed by the shareholder.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and holders of more than 10 percent of a registered class of the Company's equity securities, to file with the SEC reports regarding their ownership and changes in ownership of Common Stock and other equity securities of the Company. Directors, officers, and greater than 10 percent shareholders are required by the regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of such reports furnished to the Company and written representations that no other reports were required, during fiscal 2026, we believe that all such reports that were required to be filed under Section 16(a) were timely filed, except that one report relating to a December 10, 2025 grant of restricted stock units, performance-based stock units, and stock options to Venkatesh Alagirisamy was filed late due to administrative processing delays.

ADDITIONAL INFORMATION

INSIDER TRADING ARRANGEMENTS AND POLICIES

We have adopted insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our employees, directors, officers, and consultants. We believe our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations as well as the exchange listing standards applicable to us. Our insider trading policies and procedures prohibit our employees, directors, officers, and consultants from trading in our securities while in possession of material non-public information, among other things. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy and our Blackout and Pre-clearance Policy, copies of which can be found as exhibits to our Annual Report on Form 10-K for the fiscal year ended May 31, 2026.

TRANSACTIONS WITH RELATED PERSONS

Philip Knight, the father of NIKE director Travis Knight, serves as Chairman Emeritus, which provides a standing invitation for Philip Knight to attend meetings of the Board and its committees as a non-voting observer. In fiscal 2026, as Chairman Emeritus, Mr. Knight received salary of approximately $221,000, and medical and dental insurance coverage generally available to employees.

Mark Parker's son, Matthew Parker, was employed by the Company in fiscal 2026 in a non-executive role for which the Company paid Matthew Parker aggregate compensation of approximately $146,000. The compensation and benefits received by Matthew Parker were consistent with compensation and benefits paid to other employees holding similar positions.

Mark Parker's sister, Betsy Parker, was contracted by the Company in fiscal 2026 in a non-executive role for which the Company paid Betsy Parker aggregate compensation of approximately $175,000.

Kenneth Smith, son-in-law of former NEO Craig Williams, was employed by the Company in fiscal 2026 in a non-executive role for which the Company paid Kenneth Smith aggregate compensation of approximately $125,000. The compensation and benefits received by Kenneth Smith were consistent with compensation and benefits paid to other employees holding similar positions.

The Company's written policy requires the Corporate Responsibility, Sustainability & Governance Committee to review any transaction or proposed transaction with a related person that would be required to be reported under Item 404(a) of Regulation S-K, and to determine whether to ratify or approve the transaction, with ratification or approval to occur only if the committee determines that the transaction is fair to the Company and that approval or ratification of the transaction is in the interest of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board during fiscal 2026 were Timothy Cook, Mónica Gil, and Michelle Peluso. The committee is composed solely of independent, non-employee directors. No member of the Compensation Committee has been an executive officer of the Company, and no member of the Compensation Committee had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the Company during fiscal 2026.

OTHER MATTERS

WEBSITE REFERENCES

References to the Company's websites are for informational purposes only. Information contained on, or accessible through, such websites is not incorporated by reference into, and does not constitute a part of, this proxy statement.

OTHER BUSINESS

As of the time this proxy statement was printed, management was unaware of any proposals to be presented for consideration at the Annual Meeting other than those set forth herein, but if other matters do properly come before the Annual Meeting, the persons named in the proxy will vote the shares represented by such proxy according to their best judgment.

GENERAL INFORMATION

Why am I receiving these proxy materials?

You are receiving the enclosed proxy materials in connection with the solicitation of proxies by the Board of NIKE for use at the Annual Meeting, including at any adjournment or postponement thereof. As a shareholder of record as of the close of business on July 8, 2026, which is the record date fixed by the Board, you are invited to attend the virtual Annual Meeting and are urged to vote your shares on the proposals described in this proxy statement.

How are the proxy materials being distributed?

This proxy statement is first being made available to shareholders on or about July 15, 2026. We are furnishing proxy materials to our shareholders primarily via the Internet, by mailing a Notice Regarding the Availability of Proxy Materials, or "Notice", instead of mailing printed copies of those materials to each shareholder. The Notice directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically unless you elect otherwise.

What is included in the proxy materials?

Our proxy materials include our Notice, our proxy statement, and our Annual Report on Form 10-K for the year ended May 31, 2026. Our Notice directs shareholders to a website where they can access our proxy materials.

Why is the Company holding a virtual Annual Meeting?

We are continuing to use a virtual meeting format because, based on the success of our recent annual meetings, we believe that it provides greater accessibility, encourages broader shareholder participation, and helps reduce costs, while still allowing us to provide shareholders the same rights and opportunities to participate as an in-person meeting.

How can I attend and participate in the virtual Annual Meeting?

Holders of record of our Class A Stock and Class B Stock at the close of business on July 8, 2026 may attend the Annual Meeting and any adjournment or postponement thereof, and may vote, and submit questions in advance of and during the meeting.

To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2026 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test the computer audio system.

How can I ask questions at the Annual Meeting?

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate in our virtual Annual Meeting as they would at an in-person meeting. Shareholders of record at the close of business on July 8, 2026 may submit questions in advance of and during the Annual Meeting.

- *To submit questions in advance of the Annual Meeting*: Visit www.proxyvote.com and enter your 16-digit control number included in your Notice, voting instructions form, or proxy card. Questions submitted in advance must be submitted before 11:59 P.M. Eastern Time on September 7, 2026.

- *To submit questions during the Annual Meeting*: Visit www.virtualshareholdermeeting.com/NKE2026 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

All questions must comply with the rules of conduct for the Annual Meeting, which will be made available on the virtual meeting website at www.virtualshareholdermeeting.com/NKE2026.

What will I be voting on at the Annual Meeting?

You will be voting:

- To elect the 11 director nominees identified in this proxy statement. The holders of NIKE's Class A Stock will vote to elect eight of the director nominees identified in this proxy statement, and the holders of NIKE's Class B Stock will vote to elect the remaining three director nominees identified in this proxy statement;

- To approve executive compensation by an advisory vote;

- To ratify the appointment of PwC as our independent registered public accounting firm;

- To approve the amendment of the NIKE, Inc. Employee Stock Purchase Plan to increase the number of authorized shares;

- To consider a shareholder proposal regarding a report on discrimination in charitable support, if properly presented at the Annual Meeting;

- To consider a shareholder proposal regarding environmental targets, if properly presented at the Annual Meeting; and

- To transact such other business as may properly come before our Annual Meeting or any adjournment or postponement thereof.

How does the Board recommend that I vote on these proposals?

Our Board recommends:

- For the holders of NIKE's Class A Stock, a vote FOR the election of each of Mr. Timothy Cook, Ms. Maria Henry, Mr. Peter Henry, Mr. Elliott Hill, Mr. Travis Knight, Mr. Jørgen Vig Knudstorp, Mr. Mark Parker, and Ms. Michelle Peluso to serve as directors until the next annual meeting and until their successor is elected and qualified;

- For the holders of NIKE's Class B Stock, a vote FOR the election of each of Ms. Thasunda Duckett, Ms. Mónica Gil, and Mr. Robert Swan to serve as directors until the next annual meeting and until their successor is elected and qualified;

- For all shareholders, a vote FOR the advisory resolution approving the compensation of our NEOs as described in this proxy statement;

- For all shareholders, a vote FOR ratification of the appointment of PwC as our independent registered public accounting firm;

- For all shareholders, a vote FOR to approve the amendment of the NIKE, Inc. Employee Stock Purchase Plan to increase the number of authorized shares;

- For all shareholders, a vote AGAINST the shareholder proposal regarding a report on discrimination in charitable support; and

- For all shareholders, a vote AGAINST the shareholder proposal regarding environmental targets.

How do I vote my shares?

You may vote by proxy before or at the Annual Meeting.

Voting in Advance of the Annual Meeting

If you are a shareholder of record, you may vote your shares by proxy before the Annual Meeting using one of the following methods:

- **Internet:** Visit www.proxyvote.com and follow the on-screen instructions. Internet voting is available 24 hours a day and closes at 11:59 p.m. Eastern Time on September 7, 2026 for shares held directly and by 11:59 p.m. Eastern Time on September 3, 2026 for shares held in a Plan;

- **Telephone:** Call toll-free 1-800-690-6903. Telephone voting is available 24 hours a day and closes at 11:59 p.m. Eastern Time on September 7, 2026 for shares held directly and by 11:59 p.m. Eastern Time on September 3, 2026 for shares held in a Plan; or

- **Mail:** Complete, sign, date, and return your proxy card in the postage-paid envelope we have provided. Your completed and signed proxy card must be received prior to the Annual Meeting.

If you are a beneficial owner of shares held in street name, please follow the instructions you receive from your bank, broker or record holder to vote your shares.

Voting During the Annual Meeting

If you are a shareholder of record or if you are a beneficial owner of shares held in street name and obtain a legal proxy from your bank, broker or record holder and plan to vote during the Annual Meeting rather than in advance, you may do so by visiting www.virtualshareholdermeeting.com/NKE2026 and entering the 16-digit control number included in your Notice, voting instructions form, or proxy card. Even if you plan to attend the Annual Meeting, you are encouraged to vote by proxy prior to the meeting. You can always change your vote, as described in more detail under "Can I change my vote or revoke my proxy?"

What is the difference between holding shares as a shareholder of record and as a beneficial owner or street name holder?

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the "shareholder of record" with respect to those shares and we have sent the Notice (or if you received printed proxy materials, the Notice, proxy statement, and proxy card) directly to you. You may submit a proxy and vote those shares in the manner described in this proxy statement and the Notice.

If your shares are held in a stock brokerage account or by a bank, broker or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice, voting instructions form, and/or proxy card have been forwarded to you by your broker, bank, or other holder of record who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting.

What does it mean if I receive more than one proxy card or Notice?

If you receive more than one proxy card or Notice, it means that you hold shares registered in more than one account. To ensure that all of your shares are voted, please follow the instructions included on each Notice you receive or, if you received printed proxy materials by mail, complete, sign, and return each proxy card you receive.

How many shares may be voted at the Annual Meeting?

On the close of business on July 8, 2026, 281,387,752 shares of Class A Stock and 1,202,110,951 shares of Class B Stock were issued and outstanding and entitled to vote at the meeting.

What constitutes a quorum?

For Proposal 1, the election of directors, a majority of the votes entitled to be cast by each of the Class A Stock and Class B Stock separately constitutes a quorum of Class A Stock and Class B Stock, respectively. For Proposals 2, 3, 4, 5 and 6, a majority of the votes entitled to be cast by both of the Class A Stock and Class B Stock together constitutes a quorum. Withhold votes, abstentions and broker non-votes are counted for purposes of determining whether a quorum exists. Broker non-votes occur when a person holding shares in street name, such as through a brokerage firm, does not provide instructions as to how to vote those shares and the broker does not then vote those shares on the shareholder's behalf.

How are votes calculated?

Each share of Class A Stock and each share of Class B Stock is entitled to one vote. The holders of our Common Stock will vote together on all matters at the Annual Meeting except for the election of directors, for which the holders of Class A Stock and holders of Class B Stock will vote separately. For more information regarding our Class A Stock and Class B Stock, see the section above titled "Corporate Governance—Capital Structure".

How many votes are required to approve each proposal and how are votes counted?

	How many votes are required for approval?	How are director withhold votes treated?	How are abstentions treated?	How are broker non-votes handled?	How will signed proxies that do not specify voting preferences be treated?
Proposal 1— Elect the director nominees	For the directors elected by holders of Class A Stock: a plurality of votes of the holders of Class A Stock cast For the directors elected by holders of Class B Stock: a plurality of votes of the holders of Class B Stock cast	Withhold votes are not counted as votes cast for purposes of the plurality voting standard and will not affect the outcome of the proposal, but will be considered in determining whether our director resignation policy applies to a director	N/A	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the election of each of the named nominees for director
Proposal 2— Advisory vote to approve executive compensation	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the proposal regarding an advisory vote to approve executive compensation
Proposal 3— Ratify the appointment of PwC as our independent registered public accounting firm	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Banks, brokers and other holders of record may exercise discretion and vote on this matter and these will be counted as votes cast	Shares will be voted "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm
Proposal 4— Approval of Amendment of NIKE, Inc. Employee Stock Purchase Plan to increase authorized shares	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the approval of the amendment of NIKE, Inc. Employee Stock Purchase Plan to increase authorized shares
Proposal 5— Consider a shareholder proposal regarding a report on discrimination in charitable support	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "AGAINST" the shareholder proposal regarding a report on discrimination in charitable support
Proposal 6 — Consider a shareholder proposal regarding environmental targets	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "AGAINST" the shareholder proposal regarding environmental targets

What happens if a director fails to receive the support of a majority of votes cast?

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election shall tender their resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will then recommend to the Board the action to be taken with respect to the resignation, and the Board will publicly disclose its decision with respect to such resignation within 90 days after the certification of the election results.

Can I change my vote or revoke my proxy?

A shareholder giving the enclosed proxy has the power to revoke it. You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by:

- Delivering written notice of your revocation to the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453;

- Executing a proxy bearing a later date using any of the voting methods described above under "How do I vote my shares?"; or

- Attending and voting your shares online during the Annual Meeting (attending the Annual Meeting will not, by itself, revoke your proxy).

If you are a beneficial owner of shares held in street name, please contact your bank, broker or record holder for instructions on how to change or revoke your voting instructions.

How are proxies being solicited?

In addition to soliciting proxies by mail, certain officers and employees of the Company, without extra compensation, may also solicit proxies personally or by telephone. Copies of proxy solicitation materials will be furnished to fiduciaries, custodians, and brokerage houses for forwarding to the beneficial owners of shares held in their names. The Company will bear the cost of soliciting proxies.

How do I find out the voting results?

We expect to announce preliminary voting results at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K following the Annual Meeting.

How can I submit a proposal for next year's annual meeting?

A shareholder proposal intended for inclusion in the Company's proxy statement and form of proxy for the 2027 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act must be received by the Corporate Secretary of NIKE, Inc. at shareholder.proposals@nike.com on or before March 17, 2027 and otherwise comply with all applicable rules and regulations under the Exchange Act.

A shareholder wishing to submit a proxy access nomination for inclusion in the Company's proxy statement and form of proxy for the 2027 annual meeting of shareholders pursuant to Article II, Section 11 of the Company's Bylaws must provide the Company with timely written notice of such nomination and otherwise comply with the applicable requirements set forth in the Bylaws. To be timely, notice of such nomination, along with the other information required by the Company's Bylaws, must be received by the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, no earlier than February 15, 2027 and no later than March 17, 2027.

Under Article II, Section 10 of the Company's Bylaws, any shareholder wishing to submit any other proposal or nomination for consideration at the 2027 annual meeting of shareholders must provide the Company with timely written notice of such proposal or nomination and otherwise comply with the requirements set forth in the Bylaws. To be timely, such notice, along with the other information required by the Company's Bylaws, must be received by the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, no earlier than May 11, 2027 and no later than June 10, 2027.

In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees for the 2027 annual meeting of shareholders must also comply with all applicable requirements of Rule 14a-19 under the Exchange Act. The advance notice requirement under Rule 14a-19 does not override or supersede the longer advance notice requirement under the Company's Bylaws.

For the Board of Directors,

Mary Hunter
Vice President, Corporate Secretary

NIKE, INC.
EMPLOYEE STOCK PURCHASE PLAN
(As amended as of September 8, 2026)

1. **Purpose of the Plan**. NIKE, Inc. (the "**Company**") believes that ownership of shares of its common stock by employees of the Company and its Participating Subsidiaries (as defined below) is desirable as an incentive to better performance and improvement of profits, and as a means by which employees may share in the rewards of growth and success. The purpose of the Company's Employee Stock Purchase Plan (the "**Plan**") is to provide a convenient means by which employees of the Company and Participating Subsidiaries may purchase the Company's shares through payroll deductions and a method by which the Company may assist and encourage such employees to become share owners. The Company operates a Foreign Subsidiary Employee Stock Purchase Plan (as amended from time to time, the "**Foreign ESPP**") pursuant to which selected groups of employees of the Company's foreign subsidiaries ("**Foreign Subsidiaries**") are provided a similar opportunity to purchase Company shares. Such groups of employees designated as participating groups for purposes of the Foreign ESPP are hereinafter referred to as "**Participating Foreign ESPP Groups**."

2. **Shares Reserved for the Plan**. As of September 8, 2026 there are 78,000,000 shares of the Company's authorized but unissued or reacquired Class B Common Stock reserved for purposes of the Plan (which reflects an increase of 16,000,000 Shares from 62,000,000, the number of shares reserved under the Plan as of September 9, 2022). The number of shares reserved for the Plan is subject to adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other change in the outstanding Class B Common Stock of the Company. The determination of whether an adjustment shall be made and the manner of any such adjustment shall be made by the Board of Directors of the Company (the "**Board**"), which determination shall be conclusive.

3. **Administration of the Plan**. The Board has full power and authority to administer the Plan. Without limiting the foregoing, the Board has delegated to the Chief Human Resources Officer of the Company (or, if the officer who is the Company's senior human resources executive shall have a title other than Chief Human Resources Officer, then such other officer) all authority for administration of the Plan and, in connection with such delegation and unless otherwise determined by the Board or required by applicable law, the Plan shall be administered by or under the direction of such officer (the "**Authorized Officer**"), who may delegate some or all of his or her duties and authority to one or more Company employees. Unless prohibited by applicable law, the Authorized Officer may promulgate rules and regulations for the operation of the Plan, adopt forms for use in connection with the Plan, and decide any question of interpretation of the Plan or rights arising thereunder. The Authorized Officer may consult with counsel for the Company on any matter arising under the Plan. Unless otherwise determined by the Board, all determinations and decisions of the Authorized Officer or the Board shall be conclusive.

4. **Eligible Employees**. The Board hereby authorizes the purchase of shares of Class B Common Stock pursuant to the Plan by employees of the Company and of each corporate subsidiary of the Company, but has delegated to the Authorized Officer the authority to designate from time to time those "subsidiary corporations" (within the meaning of Section 424(f) of the Internal Revenue Code of 1986, as amended (the "**Code**")) of the Company which shall be participants in the Plan (each such participating subsidiary being hereinafter called a "**Participating Subsidiary**"). All Eligible Employees (as defined below) of the Company and all Eligible Employees of each Participating Subsidiary are eligible to participate in the Plan. An "**Eligible Employee**" is an employee of the Company or a Participating Subsidiary who has been employed by the Company or a Participating Subsidiary for at least one full month prior to the Offering Date (as defined below) excluding, however, (a) any employee whose customary employment is less than 20 hours per week and (b) any employee who would, after a purchase of shares under the Plan, own or be deemed (under Section 424(d) of the Code) to own stock (including stock subject to any outstanding options held by the employee) possessing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary of the Company. Employee status shall be determined consistent with Treasury Regulation Section 1.421-1(h). The Board and Authorized Officer shall have the sole discretion to determine whether an individual satisfies the definition of Eligible Employee under this paragraph 4, in a manner consistent with Section 423 of the Code, and any such determination shall be final and binding on all parties. Notwithstanding the foregoing, any individual retroactively determined to be an Eligible Employee by the Company, a court, or a governmental agency will be permitted to participate only prospectively from the date of such determination. All participants granted options pursuant to an Offering (as defined below) shall have the same rights and privileges within the meaning of Section 423(b)(5) of the Code.

5. **Offerings**.

    (a) **Offering and Purchase Dates.** The Plan shall be implemented by a series of six-month offerings (the "**Offerings**"), with a new Offering commencing on April 1 and October 1 of each year. Each Offering commencing on April 1 of any year shall end on September 30 of that year, and each Offering commencing on October 1 of any year shall end on March 31 of the following year. The first day of each Offering is the "**Offering Date**" for that Offering and the last day of each Offering is the "**Purchase Date**" for that Offering.

(b) **Grants; Limitations**. On each Offering Date, each Eligible Employee shall be granted an option under the Plan to purchase shares of Class B Common Stock on the Purchase Date for the Offering for the price determined under paragraph 7 of the Plan exclusively through payroll deductions authorized under paragraph 6 of the Plan, unless the Board or the Authorized Officer determines that an alternative form of contributions may be used; provided, however, that (i) no option shall permit the purchase of more than 500 shares, and (ii) no option may be granted under the Plan that would allow an employee's right to purchase shares under all stock purchase plans of the Company and its parents and subsidiaries to which Section 423 of the Code applies to accrue at a rate that exceeds $25,000 of fair market value of shares (determined at the date of grant) for each calendar year in which such option is outstanding.

6. **Participation in the Plan.**

(a) **Initiating Participation**. An Eligible Employee may participate in an Offering under the Plan by submitting to the Company or its agent a subscription and payroll deduction authorization in the form specified by the Company. The subscription and payroll deduction authorization must be submitted no later than the "**Subscription Deadline**," which shall be a number of days prior to the Offering Date with the exact number of days being established from time to time by the Authorized Officer by written notice to Eligible Employees. Once submitted, a subscription and payroll deduction authorization shall remain in effect unless amended or terminated, and upon the expiration of an Offering the participants in that Offering will be automatically enrolled in the new Offering starting the following day. The payroll deduction authorization will authorize the employing corporation to make payroll deductions in an amount designated by the participant from each of the participant's paychecks during the Offering. The designated amount to be deducted from each paycheck must be a whole percentage of not less than one percent or more than 10 percent of the participant's Compensation (as defined below) for the period covered by the paycheck; provided, however, that the amount actually deducted from any paycheck shall not exceed the amount remaining after deduction of all other required or elective withholdings and deductions from that paycheck. If payroll deductions are made by a Participating Subsidiary, that corporation will promptly remit the amount of the deductions to the Company.

(b) **Definition of Compensation.** "**Compensation**" means amounts received by the participant from the Company or Participating Subsidiary to the extent that the amounts are subject to federal income tax withholding on wages under Section 3401(a) of the Code, determined without regard to any limitations based on the nature or location of the employment or the services performed, and adjusted as follows:

(i) Before-tax contributions to a non-qualified deferred compensation arrangement, contributions to a plan qualified under Section 401(k) of the Code, and any amounts set aside by the participant from otherwise taxable pay under a welfare benefit plan qualified under Section 125 of the Code or for qualified transportation fringe benefits under Section 132 of the Code shall be included.

(ii) Taxable expense reimbursements, any amount paid in lieu of unused paid-time off (before or after termination of employment), moving expenses, welfare benefits, payments from a nonqualified deferred compensation plan, amounts realized from the exercise of a stock option, settlement of restricted stock units, lapse of restrictions on restricted property or from any other equity incentive award, payments made in any form under the Company's Long Term Incentive Plan (or similar long term incentive arrangements maintained by a Participating Subsidiary), and adjustments for overseas employment (other than any transfer premium) shall be excluded.

(c) **Amending Participation**. After a participant has begun participating in the Plan by initiating payroll deductions, the participant may amend the payroll deduction authorization (i) once during any Offering to decrease the amount of payroll deductions, and (ii) effective for the first paycheck of a new Offering to either increase or decrease the amount of payroll deductions. A request for a decrease in payroll deductions during an Offering must be submitted to the Company in the form specified by the Company no later than the Change Deadline (as defined below) for that Offering, and shall be effective for any paycheck only if the request is received by the Company at least 10 business days prior to the payday for that paycheck or by such other deadline as established by the Authorized Officer. A request for an increase or decrease in payroll deductions effective for the first paycheck of a new Offering must be submitted to the Company in the form specified by the Company no later than the Subscription Deadline for the new Offering. In addition, if the amount of payroll deductions from any participant during an Offering exceeds the maximum amount that can be applied to purchase shares in that Offering under the limitations set forth in paragraph 5(b) above, then (x) payroll deductions from the participant shall cease and all such excess amounts shall be refunded to the participant, and (y) payroll deductions from the participant shall restart as of the commencement of the next Offering at the rate set forth in the participant's then effective payroll deduction authorization.

(d) **Terminating Participation**. After a participant has begun participating in the Plan by initiating payroll deductions, the participant may terminate participation in the Plan by notice to the Company in the form specified by the Company. To be effective to terminate participation in an Offering, a notice of termination must be submitted no later than the "**Change Deadline**," which shall be a number of days prior to the Purchase Date for that Offering with the exact number of days being established from time to time by the Authorized Officer by written notice to participants. Participation in the Plan shall also terminate when a participant ceases to be an Eligible Employee for any reason, including death or retirement; provided, however, that for purposes of the Plan, a participant's status as an Eligible Employee shall be considered to be continuing intact while such participant is on military leave, sick leave, or other bona fide leave of absence approved by the Company; provided further, however, that if such period of leave of absence exceeds three months, and the participant's right to reemployment is not provided either by statute or by contract, the participant's status as an Eligible Employee shall be deemed to have terminated on the first day immediately following such three-month period. Unless otherwise determined by the Authorized Officer (on a uniform and non-discriminatory basis), a transfer of a participant's employment between or among the Company and/or the Participating Subsidiaries shall not be considered a termination of employment. A participant may not reinstate participation in the Plan with respect to a particular Offering after terminating participation in the Plan with respect to that Offering. Upon termination of a participant's participation in the Plan, all amounts deducted from the participant's Compensation and not previously used to purchase shares under the Plan shall be returned to the participant.

7. **Option Price**. The price at which shares shall be purchased in an Offering shall be the lower of (a) 85% of the fair market value of a share of Class B Common Stock on the Offering Date of the Offering or (b) 85% of the fair market value of a share of Class B Common Stock on the Purchase Date of the Offering. The fair market value of a share of Class B Common Stock on any date shall be the closing price of the Class B Common Stock on the New York Stock Exchange on such date or, if such date is not a trading day, then on the first immediately preceding trading day prior to such date; provided that if the Class B Common Stock is not traded on the New York Stock Exchange, then the fair market value of a share of Class B Common Stock will be such other reported value of the Class B Common Stock as shall be specified by the Board.

8. **Purchase of Shares**. All amounts withheld from the Compensation of a participant shall be credited to his or her account under the Plan. No interest will be paid on such accounts, unless otherwise determined by the Authorized Officer or required under applicable law. On each Purchase Date, the amount of the account of each participant will be applied to the purchase of shares (including fractional shares) by such participant from the Company at the price determined under paragraph 7 above. Any cash balance remaining in a participant's account after a Purchase Date as a result of the limitations set forth in paragraph 5(b) above shall be repaid to the participant.

9. **Delivery and Custody of Shares**. Shares purchased by participants pursuant to the Plan will be delivered to and held in the custody of such investment or financial firm (the "**Custodian**") as shall be appointed by the Authorized Officer. The Custodian may hold in nominee or street name certificates for shares purchased pursuant to the Plan, and may commingle shares in its custody pursuant to the Plan in a single account without identification as to individual participants. By appropriate instructions to the Custodian, a participant may from time to time sell all or part of the shares held by the Custodian for the participant's account at the market price at the time the order is executed. If a participant desires to sell all of the shares in his or her account, the Custodian or the Company will purchase any fraction of a share in the account at the same price per share that the whole shares are sold on the market. By appropriate instructions to the Custodian, a participant may obtain (a) transfer into the participant's own name of all or part of the whole shares held by the Custodian for the participant's account and delivery of such whole shares to the participant, or (b) transfer of all or part of the whole shares held for the participant's account by the Custodian to a regular individual brokerage account in the participant's own name, either with the firm then acting as Custodian or with another firm; provided, however, that no shares may be transferred under (a) or (b) until two years after the Offering Date of the Offering in which the shares were purchased.

10. **Records and Statements**. The Custodian will maintain the records of the Plan. As soon as practicable after each Purchase Date each participant will receive a statement showing the activity of his or her account since the preceding Purchase Date and the balance on the Purchase Date as to both cash and shares. Participants will be furnished such other reports and statements, and at such intervals, as the Authorized Officer shall determine from time to time.

11. **Expense of the Plan**. The Company will pay all expenses incident to operation of the Plan, including costs of record keeping, accounting fees, legal fees, commissions and issue or transfer taxes on purchases pursuant to the Plan, on dividend reinvestments and on delivery of shares to a participant or into his or her brokerage account. Unless otherwise provided by the Board or the Authorized Officer in its discretion, the Company will not pay expenses, commissions or taxes incurred in connection with sales of shares by the Custodian at the request of a participant. Expenses to be paid by a participant will be deducted from the proceeds of sale prior to remittance.

12. **Rights Not Transferable**. The right to purchase shares under this Plan is not transferable by a participant, and such right is exercisable during the participant's lifetime only by the participant. Upon the death of a participant, any cash withheld and not previously applied to purchase shares, together with any shares held by the Custodian for the participant's account shall be transferred to the persons entitled thereto under the laws of the state of domicile of the participant upon a proper showing of authority.

13. **Dividends and Other Distributions; Reinvestment**. Stock dividends and other distributions in shares of Class B Common Stock of the Company on shares held by the Custodian shall be issued to the Custodian and held by it for the account of the respective participants entitled thereto. Cash distributions other than dividends, if any, on shares held by the Custodian will

be paid currently to the participants entitled thereto. Cash dividends, if any, on shares held by the Custodian may be reinvested in Class B Common Stock on behalf of the participants entitled thereto. The Custodian shall establish a separate account for each participant for the purpose of holding any shares acquired through reinvestment of participants' dividends. On each dividend payment date, the Custodian shall receive from the Company the aggregate amount of dividends payable with respect to all shares held by the Custodian for participants' accounts under the Plan. As soon as practicable thereafter, the Custodian shall use such portion of the funds designated for reinvestment to purchase shares of Class B Common Stock in the public market, and shall then allocate such shares (including fractional shares) among the dividend reinvestment accounts of the participants pro rata based on the amount of dividends reinvested for such participants. For those participants receiving cash dividends, the Custodian shall allocate the remainder of such funds among the accounts of such participants pro rata based upon the amount of dividends received. A participant may sell or transfer shares in the participant's dividend reinvestment account in accordance with paragraph 9 above, except that there shall be no holding period required for a transfer from a dividend reinvestment account.

14. **Voting and Shareholder Communications**. In connection with voting on any matter submitted to the shareholders of the Company, the Custodian will cause the shares held by the Custodian for each participant's accounts to be voted in accordance with instructions from the participant or, if requested by a participant, furnish to the participant a proxy authorizing the participant to vote the shares held by the Custodian for his or her accounts. Copies of all general communications to shareholders of the Company will be sent to participants in the Plan.

15. **Tax Withholding.** Each participant who has purchased shares under the Plan shall immediately upon notification of the amount due, if any, pay to the Company in cash amounts necessary to satisfy any applicable federal, state and local tax or other withholding determined by the Company to be required. If the Company determines that additional withholding is required beyond any amount deposited by the participant, the participant shall pay such amount to the Company on demand. If the participant fails to pay the amount demanded, the Company, in its discretion, may (i) withhold that amount from other amounts payable by the Company or any subsidiary of the Company to the participant, including salary, (ii) withhold shares otherwise issuable following a Purchase Date have an aggregate fair market value to pay the withholding taxes that remain due, or (iii) withhold from proceeds of the sale of the shares issued following the Purchase Date, either through a voluntary sale or a mandatory sale arranged by the Company, in all cases subject to applicable law.

16. **Responsibility and Indemnity**. Neither the Company, the Board, the Custodian, any Participating Subsidiary, any Foreign Subsidiary, nor any member, officer, agent, or employee of any of them, shall be liable to any participant under the Plan for any mistake of judgment or for any omission or wrongful act unless resulting from gross negligence, willful misconduct or intentional misfeasance. The Company will indemnify and save harmless the Board, the Custodian and any such member, officer, agent or employee against any claim, loss, liability or expense arising out of the Plan, except such as may result from the gross negligence, willful misconduct or intentional misfeasance of such entity or person.

17. **Conditions and Approvals**. The obligations of the Company under the Plan shall be subject to compliance with all applicable state and federal laws and regulations, compliance with the rules of any stock exchange on which the Company's securities may be listed, and approval of such federal and state authorities or agencies as may have jurisdiction over the Plan or the Company or any Participating Subsidiary. The Company will use its best effort to comply with such laws, regulations and rules and to obtain such approvals.

18. **Amendment of the Plan**. Unless otherwise determined by the Board, the Board or the Authorized Officer may from time to time amend the Plan in any and all respects; provided, however, that only the Board may change (a) the number of shares reserved for purposes of the Plan, (b) the purchase price of shares offered pursuant to the Plan, (c) the terms of paragraph 5 above, or (d) in paragraph 6(a) above the maximum percentage of a participant's Compensation that may be deducted from a participant's paycheck during an Offering. Notwithstanding the foregoing, the Board may not without the approval of the shareholders of the Company increase the number of shares reserved for purposes of the Plan (except for adjustments authorized in paragraph 2 above) or decrease the purchase price of shares offered pursuant to the Plan.

19. **Termination of the Plan**. The Plan shall terminate when all of the shares reserved for purposes of the Plan have been purchased, provided that (a) the Board or the Authorized Officer in their sole discretion may at any time terminate the Plan with respect to any Participating Subsidiary, without any obligation on account of such termination, except as set forth in the following sentence, and (b) the Board in its sole discretion may at any time terminate the Plan completely, without any obligation on account of such termination, except as set forth in the following sentence. Upon any such termination, the cash and shares, if any, held in the accounts of each participant to whom the termination applies shall forthwith be distributed to the participant or to the participant's order, provided that if prior to such termination, the Board and shareholders of the Company shall have adopted and approved a substantially similar plan, the Board may in its discretion determine that the accounts of each participant under this Plan to whom the termination applies shall be carried forward and continued as the accounts of such participant under such other plan, subject to the right of any participant to request distribution of the cash and shares, if any, held for his or her accounts.

20. **No Constraint on Corporate Action**. Nothing contained in the Plan shall be construed to prevent the Company or any Participating Subsidiary from taking any corporate action (including the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets) which is deemed by it to be appropriate, or in its best interest, whether or not such action would have an adverse effect on the Plan, or any rights awarded participants under the Plan. No employee, beneficiary, or other person shall have any claim against the Company or any Participating Subsidiary as a result of any such action.

21. **Tax.**

    (a) *Tax Qualification*. Although the Company may endeavor to (i) qualify an option for favorable tax treatment under the laws of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on participants under the Plan.

    (b) *Separate Offerings.* Unless otherwise determined by the Board or the Authorized Officer, each Offering to the Eligible Employees of the Company and of a Participating Subsidiary shall be deemed a separate Offering under the Plan, and the provisions of the Plan will separately apply to each such Offering. The terms of separate Offerings need not be identical provided that the terms of the Plan and an Offering together satisfy Section 423 of the Code.

22. **Governing Law**. Except to the extent that provisions of this Plan are governed by applicable provisions of the Code or any other substantive provision of United States federal law, this Plan will be governed by and construed in accordance with the internal laws of the State of Oregon without giving effect to the conflict of laws principles thereof.



2026
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED MAY 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM   TO   .

Commission File No. 1-10635



NIKE, Inc.

(Exact name of Registrant as specified in its charter)

Oregon	**93-0584541**
(State or other jurisdiction of incorporation)	*(IRS Employer Identification No.)*

One Bowerman Drive, Beaverton, Oregon 97005-6453
(Address of principal executive offices and zip code)

(503) 671-6453
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Class B Common Stock	**NKE**	**New York Stock Exchange**
(Title of each class)	*(Trading symbol)*	*(Name of each exchange on which registered)*

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
NONE

Indicate by check mark:	**Yes**	**No**
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐
• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.		

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

• if an emerging growth company, if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐	
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑	
• if securities are registered pursuant to Section 12(b) of the Act, whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐	
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).	☐	
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐	☑

As of November 28, 2025, the aggregate market values of the Registrant's Common Stock held by non-affiliates were:

Class A	$	4,015,962,912
Class B		76,513,157,723
	$	80,529,120,635

As of July 8, 2026, the number of shares of the Registrant's Common Stock outstanding were:

Class A	281,387,752
Class B	1,202,110,951
	1,483,498,703

DOCUMENTS INCORPORATED BY REFERENCE:

Parts of Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on September 8, 2026, are incorporated by reference into Part III of this report.

NIKE, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

		PAGE
PART I		**1**
ITEM 1.	Business	1
	General	1
	Products	1
	Sales and Marketing	2
	Our Markets	2
	Significant Customer	3
	Product Research, Design and Development	3
	Manufacturing	3
	International Operations and Trade	4
	Competition	4
	Trademarks and Patents	5
	Human Capital Resources	5
	Available Information and Websites	7
	Information about our Executive Officers	8
ITEM 1A.	Risk Factors	9
ITEM 1B.	Unresolved Staff Comments	24
ITEM 1C.	Cybersecurity	24
ITEM 2.	Properties	25
ITEM 3.	Legal Proceedings	25
ITEM 4.	Mine Safety Disclosures	25
PART II		**26**
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	26
ITEM 6.	Reserved	28
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	29
ITEM 7A.	Quantitative and Qualitative Disclosures about Market Risk	49
ITEM 8.	Financial Statements and Supplementary Data	51
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	90
ITEM 9A.	Controls and Procedures	90
ITEM 9B.	Other Information	90
ITEM 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	90
PART III		**91**
	(Except for the information set forth under "Information about our Executive Officers" in Item 1 above, Part III is incorporated by reference from the Proxy Statement for the NIKE, Inc. 2026 Annual Meeting of Shareholders.)	
ITEM 10.	Directors, Executive Officers and Corporate Governance	91
ITEM 11.	Executive Compensation	91
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	91
ITEM 13.	Certain Relationships and Related Transactions and Director Independence	91
ITEM 14.	Principal Accountant Fees and Services	91
PART IV		**92**
ITEM 15.	Exhibits and Financial Statement Schedules	92
ITEM 16.	Form 10-K Summary	95
	Signatures	97

PART I

ITEM 1. BUSINESS

GENERAL

NIKE, Inc. was incorporated in 1967 under the laws of the State of Oregon. As used in this Annual Report on Form 10-K (this "Annual Report"), the terms "we," "us," "our," "NIKE" and the "Company" refer to NIKE, Inc. and its predecessors, subsidiaries and affiliates, collectively, unless the context indicates otherwise.

Our principal business activity is the design, development and worldwide marketing and selling of athletic footwear, apparel, equipment, accessories and services. NIKE is the largest seller of athletic footwear and apparel in the world. We sell our products through NIKE Direct operations, which are comprised of both NIKE-owned retail stores and sales through our digital platforms (also referred to as "NIKE Brand Digital") and to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives in nearly all countries around the world. We also offer interactive consumer services and experiences. Nearly all of our products are manufactured by independent contractors. Nearly all footwear, apparel and equipment products are manufactured outside the United States.

All references to fiscal 2026, 2025 and 2024 are to NIKE, Inc.'s fiscal years ended May 31, 2026, 2025 and 2024, respectively. Any references to other fiscal years refer to a fiscal year ending on May 31 of that year.

PRODUCTS

We offer our products under the NIKE, Jordan and Converse brands. Our strategy is to achieve sustainable, profitable long-term growth by leading with sport, creating innovative, "must-have" products, building deep personal consumer connections with our brands and delivering compelling consumer experiences through digital platforms and at retail. We believe this approach will allow us to create products that better meet individual consumer needs while accelerating our largest growth opportunities.

NIKE's athletic footwear products are designed primarily for specific athletic use, although a large percentage of the products are worn for casual or leisure purposes. We place considerable emphasis on innovation and high-quality construction in the development and manufacturing of our products.

We also sell sports apparel, which features the same trademarks and is sold predominantly through the same marketing and distribution channels as athletic footwear. Our sports apparel, similar to our athletic footwear products, is designed primarily for athletic use, although many of the products are worn for casual or leisure purposes, and demonstrates our commitment to innovation and high-quality construction. We often market footwear, apparel and accessories in "collections" of similar use. We also market apparel with licensed college and professional team and league logos.

We sell a line of performance equipment and accessories under the NIKE Brand name, including bags, socks, sport balls, eyewear, timepieces, digital devices, bats, gloves, protective equipment and other equipment designed for sports activities.

Our Jordan Brand designs, distributes and licenses athletic and casual footwear, apparel and accessories predominantly focused on sport performance and streetwear using the Jumpman trademark. Sales and operating results for Jordan Brand products are reported within the respective NIKE Brand geographic operating segments.

Our wholly-owned subsidiary brand, Converse, headquartered in Boston, Massachusetts, designs, distributes and licenses casual sneakers, apparel and accessories under the Converse, Chuck Taylor, All Star, One Star, Star Chevron and Jack Purcell trademarks. Operating results of the Converse brand are reported on a stand-alone basis.

In addition to the products we sell to our wholesale customers and directly to consumers through our NIKE Direct operations, we have also entered into license agreements that permit unaffiliated parties to manufacture and sell, using NIKE-owned trademarks, certain apparel, digital devices and applications and other equipment designed for sports activities.

We also offer interactive consumer services and experiences, including sport focused events and activations; fitness and activity apps; sport, fitness and wellness content; and digital services and features in retail stores that enhance the consumer experience.

SALES AND MARKETING

We experience moderate fluctuations in aggregate sales volume during the year. The mix of product sales may vary considerably as a result of changes in seasonal and geographic demand for particular types of footwear, apparel and equipment, as well as other macroeconomic, strategic, operating and logistics-related factors.

Because NIKE is a consumer products company, the relative popularity and availability of various sports and fitness activities, as well as changing design trends and consumer preferences, affect the demand for our products. We must, therefore, respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings and channels, developing new products, styles and categories and influencing sports and fitness preferences through extensive marketing. Failure to respond in a timely and adequate manner could have a material adverse effect on our sales and profitability. This is a continuing risk. Refer to Item 1A. Risk Factors.

OUR MARKETS

We report our NIKE Brand operations based on our internal geographic organization. Each NIKE Brand geographic segment operates predominantly in one industry: the design, development, marketing and selling of athletic footwear, apparel and equipment. The Company's reportable operating segments for the NIKE Brand are: North America; Europe, Middle East & Africa ("EMEA"); Greater China; and Asia Pacific & Latin America ("APLA"), and include results for the NIKE and Jordan brands.

Converse is also a reportable operating segment and operates predominantly in one industry: the design, marketing, licensing and selling of casual sneakers, apparel and accessories. Converse direct to consumer operations, including digital commerce, are reported within the Converse operating segment results.

UNITED STATES MARKET

For fiscal 2026, NIKE Brand and Converse sales in the United States accounted for approximately 44% of total revenues, compared to 43% and 42% in fiscal 2025 and fiscal 2024, respectively. We sell our products to wholesale accounts in the United States, including a mix of footwear stores, sporting goods stores, athletic specialty stores, department stores, skate, tennis and golf shops and other wholesale accounts. During fiscal 2026, our three largest United States customers accounted for approximately 29% of sales in the United States.

Our NIKE Direct and Converse direct to consumer operations sell our products to consumers through various digital platforms, as well as through the following number of retail stores in the United States:

U.S. RETAIL STORES	NUMBER
NIKE Brand factory stores	212
NIKE Brand in-line stores (including employee-only stores)	75
Converse stores (including factory stores)	60
TOTAL	**347**

In the United States, NIKE has eight significant distribution centers. Refer to Item 2. Properties for additional information.

INTERNATIONAL MARKETS

For fiscal 2026, non-U.S. NIKE Brand and Converse sales accounted for approximately 56% of total revenues, compared to 57% and 58% for fiscal 2025 and fiscal 2024, respectively. We sell our products to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives around the world. We also ship products from 65 distribution centers outside of the United States. Refer to Item 2. Properties for additional information on distribution facilities outside of the United States. During fiscal 2026, NIKE's three largest customers outside of the United States accounted for approximately 16% of total non-U.S. sales.

In addition to NIKE-owned and Converse-owned digital commerce platforms in over 40 countries, our NIKE Direct and Converse direct to consumer businesses operate the following number of retail stores outside the United States:

NON-U.S. RETAIL STORES	NUMBER
NIKE Brand factory stores	537
NIKE Brand in-line stores (including employee-only stores)	50
Converse stores (including factory stores)	54
TOTAL	**641**

SIGNIFICANT CUSTOMER

No customer accounted for 10% or more of our consolidated Revenues during fiscal 2026.

PRODUCT RESEARCH, DESIGN AND DEVELOPMENT

We believe our research, design and development efforts are key factors in our success. Technical innovation in the design and manufacturing process of athletic footwear, apparel and equipment receives continued emphasis as we strive to produce products that help to enhance athletic performance, reduce injury and maximize comfort, while decreasing our environmental impact.

In addition to our own staff of specialists in the areas of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, we also utilize research committees and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists, physicians and other experts who consult with us and review certain designs, materials and concepts for product and manufacturing, design and other process improvements and compliance with product safety regulations around the world. Employee athletes, athletes engaged under sports marketing contracts and other athletes wear-test and evaluate products during the design and development process.

As we continue to develop new technologies, we are simultaneously focused on the design of innovative products and experiences incorporating such technologies throughout our products and consumer applications. Using market intelligence and research, our various design teams identify opportunities to leverage new technologies in existing categories to respond to consumer preferences. The proliferation of Nike Air, Zoom, Free, Dri-FIT, Flyknit, FlyEase, ZoomX, Air Max, and React technologies, among others, typifies our dedication to designing innovative products.

MANUFACTURING

Nearly all of our footwear and apparel products are manufactured outside the United States by independent manufacturers ("contract manufacturers"), many of which operate multiple factories.

As of May 31, 2026, contract manufacturers operated 95 finished goods footwear factories located in 11 countries. For fiscal 2026, NIKE Brand footwear finished goods were manufactured by 15 contract manufacturers, many of which operate multiple factories. For fiscal 2026, factories in Vietnam, Indonesia and China manufactured approximately 52%, 27% and 16% of total NIKE Brand footwear, respectively. For fiscal 2026, four footwear contract manufacturers each accounted for greater than 10% of footwear production and in the aggregate accounted for approximately 60% of NIKE Brand footwear production.

As of May 31, 2026, contract manufacturers operated 321 finished goods apparel factories located in 34 countries. For fiscal 2026, NIKE Brand apparel finished goods were manufactured by 64 contract manufacturers, many of which operate multiple factories. For fiscal 2026, factories in Vietnam, Cambodia and China manufactured approximately 34%, 15% and 12% of total NIKE Brand apparel, respectively. For fiscal 2026, two apparel contract manufacturers accounted for more than 10% of apparel production, and the top six contract manufacturers in the aggregate accounted for approximately 54% of NIKE Brand apparel production.

We are also supplied, primarily indirectly, by a number of materials suppliers ("Tier 2 suppliers"), who provide the principal materials used in footwear and apparel finished goods products. As of May 31, 2026, we had 205 strategic Tier 2 suppliers. NIKE's contract manufacturers buy the principal materials for the manufacturing of our footwear, apparel and equipment products.

The principal materials used in our footwear products are natural and synthetic rubber, plastic compounds, foam cushioning materials, natural and synthetic leather, nylon, polyester and natural fiber textiles, as well as polyurethane films used to make NIKE Air-Sole cushioning components. During fiscal 2026, Air Manufacturing Innovation, a wholly-owned subsidiary, with facilities near Beaverton, Oregon, in Dong Nai City, Vietnam, and St. Charles, Missouri, as well as contract manufacturers in China and Vietnam, were our suppliers of NIKE Air-Sole and other cushioning components used in footwear.

The principal materials used in our apparel products are natural and synthetic fabrics, yarns, trims and threads (both virgin and recycled); specialized performance fabrics designed to efficiently wick moisture away from the body, retain heat and repel rain and/or snow; and plastic and metal hardware.

From time to time, certain materials used in the production of our products experience periods of high demand, shortages and price volatility. In fiscal 2026, contract manufacturers were able to source sufficient quantities of raw materials for use in our footwear and apparel products. Refer to Item 1A. Risk Factors, for additional discussion of the impact of sourcing risks on our business.

Since 1972, Sojitz Corporation of America ("Sojitz America"), a large Japanese trading company and the sole owner of our redeemable preferred stock, has performed import-export financing services for us.

INTERNATIONAL OPERATIONS AND TRADE

Our international operations and sources of supply are subject to the usual risks of doing business globally, such as the implementation of, or potential changes in, foreign and domestic trade policies, increases in import duties, anti-dumping measures, quotas, trade agreement enforcement practices, safeguard measures, trade restrictions, restrictions on the transfer of funds and, in certain parts of the world, political tensions, instability, conflicts, nationalism and terrorism, and resulting sanctions and other measures imposed in response to such issues.

In 2026 and in recent years, uncertain global and regional economic and political conditions have affected international trade and increased protectionist actions around the world. These trends are affecting many global manufacturing and service sectors, and the footwear and apparel industries, as a whole, are not immune. Companies in our industry are facing trade protectionism in many different regions, and, in nearly all cases, we are working together with industry groups to address trade issues and reduce the impact to the industry, while observing applicable competition laws. Notwithstanding our efforts, protectionist measures have resulted in increased costs of our products, and additional measures, if implemented, will adversely affect sales and/or profitability for NIKE, as well as the imported footwear and apparel industry as a whole, possibly materially.

We monitor protectionist trends and developments throughout the world that may materially impact our industry, and we engage in administrative and judicial processes to mitigate trade restrictions. We are actively monitoring actions that may result in additional anti-dumping measures and could affect our industry. We are also monitoring for other impediments that may limit or delay customs clearance for imports of footwear, apparel and equipment and advocating for trade facilitation. NIKE also advocates for trade liberalization for footwear and apparel in a number of bilateral and multilateral free trade agreements. Changes in, and responses to, U.S. trade policies, including the imposition of tariffs or penalties on imported goods or retaliatory measures by other countries, have negatively affected, and could in the future materially negatively affect, U.S. corporations, including NIKE, with business operations and/or consumer markets in those countries, which could also make it necessary for us to change the way we conduct business, either of which may have an adverse effect on our business, financial condition or our results of operations. In addition, we work with a broad coalition of global businesses and trade associations representing a wide variety of sectors to help support the development and implementation of legislation that (i) addresses legitimate and core concerns, (ii) is consistent with international trade rules and (iii) reflects and considers domestic economies and the important role they may play in the global economic community.

Where trade protection measures are implemented, we believe we have the ability to develop, over a period of time, adequate alternative sources or methods of supply for the products obtained from our present suppliers. If events prevented us from acquiring products from our suppliers in a particular country, our operations could be temporarily disrupted and we could experience an adverse financial impact. However, we believe we could mitigate any such disruption, and that much of the adverse impact on supply would, therefore, be of a short-term nature, although alternate sources of supply might not be as cost-effective and could have an ongoing adverse impact on profitability.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act (the "FCPA"), and other anti-bribery laws applicable to our operations. We source a significant portion of our products from, and have important consumer markets, outside of the United States. We have an ethics and compliance program to address compliance with the FCPA and similar laws by us, our employees, agents, suppliers and other partners. Refer to Item 1A. Risk Factors for additional information on risks relating to our international operations.

COMPETITION

The athletic footwear, apparel and equipment industry is highly competitive on a worldwide basis. We compete internationally with a significant number of athletic and leisure footwear companies, athletic and leisure apparel companies, sports equipment companies and large companies having diversified lines of athletic and leisure footwear, apparel and equipment, including adidas, Anta, ASICS, Deckers, Li Ning, lululemon athletica, New Balance, On, Puma, Under Armour and V.F. Corporation, among others. The intense competition and the rapid changes in technology and consumer preferences in the markets for athletic and leisure footwear and apparel and athletic equipment constitute significant risk factors in our operations. Refer to Item 1A. Risk Factors for additional information.

NIKE is the largest seller of athletic footwear and apparel in the world. Important aspects of competition in this industry are:

- Product attributes such as quality; innovation and development; performance and reliability; new product style and design; as well as consumer price/value.

- Consumer connection, engagement and affinity for brands and products, developed through marketing, promotion and digital experiences; social media interaction; customer support and service; identification with prominent and influential athletes, influencers, public figures, coaches, teams, colleges and sports leagues who endorse our brands and use our products and active engagement through sponsored sporting events and clinics.

- Effective sourcing and distribution of products, with attractive merchandising and presentation at retail, both in-store and on digital platforms.

We believe that we are competitive in all of these areas. See Item 1A. Risk Factors, including the risk factor titled "Our products, services and experiences face intense competition."

TRADEMARKS AND PATENTS

We believe that our intellectual property rights are important to our brand, our success and our competitive position. We strategically pursue available protections of these rights and vigorously protect and enforce them against third-party theft and infringement.

We use trademarks on nearly all of our products and packaging, and in our marketing materials, and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands and the Company, and in distinguishing our goods from the goods of others. We consider our NIKE and Swoosh Design trademarks to be among our most valuable assets and we have registered these trademarks in over 190 jurisdictions worldwide. In addition, we own many other trademarks that we use in marketing our products. Throughout the world, we own common law rights in the trade dress of several distinctive shoe designs and elements. For certain trade dress, we have sought and obtained trademark registrations.

We have copyright protection in our designs, graphics, software applications, digital goods and other original works. When appropriate, we also obtain registered copyrights.

We file for, own and maintain many U.S. and foreign utility and design patents protecting components, technologies, materials, manufacturing techniques, features, functionality, and industrial designs used in and for the manufacture of various athletic, performance, and leisure footwear and apparel, including physical and digital versions thereof, athletic equipment, and digital devices, and related software applications. These patents expire at various times.

We believe our success depends upon our capabilities in areas such as design, research and development, production and marketing and is supported and protected by our intellectual property rights, such as trademarks, utility and design patents, copyrights, and trade secrets, among others.

We have followed a policy of applying for and registering intellectual property rights in the United States and select foreign countries on trademarks, inventions, innovations and designs that we deem protectable and valuable. We also continue to vigorously protect and enforce our intellectual property, including trademarks, patents and trade secrets against third-party infringement and misappropriation.

HUMAN CAPITAL RESOURCES

At NIKE, we consider the strength and effective management of our workforce to be essential to the ongoing success of our business. We believe that it is important to attract, develop and retain an engaged workforce with different backgrounds, experiences and perspectives at all levels of our business and that such a workforce fosters creativity and accelerates innovation.

CULTURE

Each employee shapes NIKE's culture through behaviors and practices. This starts with our Maxims, which represent our core values and, along with our Code of Conduct, feature the fundamental behaviors that help anchor, inform and guide us and apply to all employees. Our mission is to bring inspiration and innovation to every athlete in the world, which includes the belief that if you have a body, you are an athlete. We aim to do this by creating groundbreaking sport innovations, making our products more sustainably, building a creative global team with different backgrounds, experiences and perspectives, supporting the well-being of our employees and making a positive impact in communities where we live and work. Our mission is aligned with our deep commitment to maintaining an environment where all NIKE employees have the opportunity to reach their full potential, to connect to our brands and to shape our workplace culture. We believe providing for growth and retention of our employees is essential in fostering such a culture and are dedicated to providing access to training programs and career development opportunities, including trainings on NIKE's values, history and business, trainings on developing leadership skills at all levels, tools and resources for managers and qualified tuition reimbursement opportunities.

We are committed to having an inclusive team and culture and an accessible workplace to foster a sense of belonging for all employees. We achieve this through recruitment, development and retention of qualified talent with different backgrounds, experiences and perspectives through traditional channels, initiatives and partnerships, including those that serve colleges and universities. Additionally, we provide access to education so that all NIKE employees and leaders have the knowledge and understanding to lead inclusively. We also have employee resource groups, collectively known as Global United Networks, that promote NIKE culture and community and are open to all.

In empowering our employees to help shape our culture, we source employee feedback through a variety of survey tools: our annual All Employee Engagement Survey, monthly corporate pulse surveys and ad hoc listening sessions. These tools provide employees throughout the globe an opportunity to provide confidential feedback on key areas known to drive employee engagement, including their satisfaction with their managers, their work and the Company generally. These tools also measure our employees' connection to NIKE's culture. NIKE also provides multiple points of contact for employees to speak up if they experience something that does not align with our values or otherwise violates our workplace policies, even if they are uncertain what they observed or heard is a violation of company policy.

As part of our commitment to making a positive impact on our communities, we maintain a goal of investing up to 2% of our prior fiscal year's pre-tax income into global communities. The focus of this investment continues to be creating the future of youth sport and inspiring youth to be active through play and sport as well as uniting and inspiring communities. Through our investments, we bring the power of sport into our communities, with the goal of making play and sport more accessible. Our community investments are an important part of our culture, and we support employees in giving back to community organizations through volunteering and donations, which are matched by the NIKE Foundation where eligible.

EMPLOYEE BASE

As of May 31, 2026, we had approximately 73,000 employees worldwide, including retail and part-time employees. We also utilize independent contractors and temporary personnel to supplement our workforce.

Most of our employees are not represented by unions, except for certain employees in the EMEA and APLA geographies who are members of and/or are represented by trade unions, as allowed or required by local law and/or collective bargaining agreements. Also, in some countries outside of the United States, local laws require employee representation by works councils (which may be entitled to information and consultation on certain subsidiary decisions) or by organizations similar to a union. In certain European countries, we are required by local law to enter into, and/or comply with, industry-wide or national collective bargaining agreements. NIKE has never experienced a material interruption of operations due to labor disagreements.

COMPENSATION AND BENEFITS

NIKE's total rewards are intended to be competitive and equitable, meet the varied needs of our global teammates and reinforce our values. We are committed to providing comprehensive, competitive and equitable pay and benefits to our employees, and we have invested, and aim to continue to invest, in our employees through growth and development and holistic well-being initiatives. Our initiatives in this area include:

- We are committed to competitive pay, pay equity and to reviewing our pay and promotion practices regularly.

- We have an annual company bonus plan and a retail-focused bonus plan applicable to all eligible employees. Both programs are focused on rewarding employees for company performance, which we believe reinforces our culture and rewards behaviors that support collaboration and teamwork.

- We provide comprehensive family care benefits in the U.S. and globally where practicable, including family planning coverage, backup care and child/elder care assistance as well as an income-based childcare subsidy for eligible employees.

- We provide military leave benefits for eligible employees.

- We offer free access to our sport centers at the Philip H. Knight Campus for our full-time employees and North America store employees.

- We provide employees free access to mindfulness and meditation resources, as well as live classes through our sport centers.

- We provide all employees and their families globally with free and confidential visits with a mental health counselor through a third-party provider and our global Employee Assistance Program.

- We provide support to our employees in a variety of ways during times of crisis, including pay continuity under certain circumstances, and our natural disaster assistance program.

- We provide a hybrid work approach for the majority of corporate employees.

- We provide inclusive healthcare coverage for eligible employees covered on the U.S. Health Plan, including access to both restorative services and personal care.

- We provide all U.S. employees with unlimited free financial coaching through a third-party provider.

Additional information related to our human capital strategy can be found on the Mission section of about.nike.com. Information contained on or accessible through our websites is not incorporated into, and does not form a part of, this Annual Report or any other report or document we file with the United States Securities and Exchange Commission (the "SEC"), and any references to our websites are intended to be inactive textual references only.

AVAILABLE INFORMATION AND WEBSITES

Our NIKE digital commerce website is located at www.nike.com. On our NIKE corporate website, located at investors.nike.com, we post the following filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended. Our proxy statements are also posted on our corporate website. All such filings on our corporate website are available free of charge. Copies of these filings are also available on the SEC's website at www.sec.gov. Also available on our corporate website are the charters of the committees of our Board of Directors, as well as our corporate governance guidelines and code of ethics. Copies of any of these documents will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. Information contained on or accessible through our website is not incorporated into, and does not form a part of, this Annual Report or any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of NIKE, Inc. as of July 15, 2026, are as follows:



Mark Parker, Executive Chairman — Mr. Parker, 70, joined NIKE in 1979 and has served as Executive Chairman of the Board of Directors since 2020. Prior to his current role, Mr. Parker served as President and Chief Executive Officer of NIKE, Inc. from 2006 to 2020. During his employment with NIKE, he has had primary responsibilities in product research, design and development, marketing and brand management. Mr. Parker previously served in various roles at NIKE including President of the NIKE Brand, Vice President of Global Footwear, General Manager, corporate Vice President and divisional Vice President in charge of product development.



Elliott Hill, President and Chief Executive Officer — Mr. Hill, 62, joined NIKE in 1988 and has served as President and Chief Executive Officer of NIKE, Inc. since 2024. Previously, Mr. Hill served as President – Consumer and Marketplace from 2018 until his retirement in 2020, in which role he led all commercial and marketing operations for the NIKE and Jordan brands. During his employment with NIKE, he has served in various roles, including Apparel Sales Director in Europe, Retail Development Director in Europe, Vice President of Sales and Retail in EMEA, General Manager of U.S. Retail, Vice President of U.S. Sales, Retail and NIKE.com, Vice President of Global Retail, President of Geographies and Sales and Vice President and General Manager of North America.



Venkatesh Alagirisamy, Executive Vice President, Chief Operating Officer — Mr. Alagirisamy, 50, joined NIKE in 2006 and has served as Executive Vice President, Chief Operating Officer of NIKE, Inc. since December 2025. In this role, Mr. Alagirisamy leads the Company's Global Supply Chain, Planning, Operations, Sustainability and Technology organizations. Mr. Alagirisamy previously served in various roles at NIKE, including as Chief Supply Chain Officer, Chief Operating Officer for Converse, and Vice President of Global Operations & Express Lane.



Matthew Friend, Executive Vice President and Chief Financial Officer[1] — Mr. Friend, 48, joined NIKE in 2009 and has served as Executive Vice President and Chief Financial Officer of NIKE, Inc. since 2020. In this role, Mr. Friend leads the Company's strategy, finance and business services organizations. Mr. Friend previously served in various roles at NIKE including as Vice President of Investor Relations and Chief Financial Officer of the NIKE Brand. Prior to joining NIKE, Mr. Friend worked in the financial industry, including as Vice President in the investment banking and mergers and acquisitions groups at Goldman Sachs and Morgan Stanley.



Treasure Heinle, Executive Vice President, Chief People Officer — Ms. Heinle, 56, joined NIKE in 2012 and has served as Executive Vice President, Chief People Officer of NIKE, Inc. since 2025. She leads the Company's global Human Resources function and its People vision and strategy. Ms. Heinle was previously Vice President, Chief Talent Officer and Vice President, HR Business Partner for the Global Operations & Technology and Global Consumer & Marketplace teams, inclusive of Jordan Brand and Converse. Prior to joining NIKE as Vice President, HR Business Partner for North America, Ms. Heinle held Human Resources leadership positions at Danaher Corporation, Tektronix, Inc. and InFocus Corporation.



Rob Leinwand, Executive Vice President, Chief Legal Officer — Mr. Leinwand, 58, joined NIKE in 2004 and has served as Executive Vice President, Chief Legal Officer of NIKE, Inc. since 2024. In this role, Mr. Leinwand leads the strategic vision for the Company's Legal, Social and Community Impact, Government and Public Affairs and Resilience teams. Mr. Leinwand previously served as Vice President, Deputy General Counsel, Enterprise which included oversight of the Company's Global Litigation, Employment Law/Employee Relations, Brand Protection, Supply Chain and Corporate Governance functions. Prior to joining NIKE, Mr. Leinwand was a shareholder at the law firm of Littler Mendelson.



Phil McCartney, Executive Vice President, Chief Innovation, Design & Product Officer — Mr. McCartney, 51, joined NIKE in 1998 and has served as Executive Vice President, Chief Innovation, Design & Product Officer of NIKE, Inc. since 2025. In this role, Mr. McCartney is responsible for the creation of innovative product and oversees how NIKE, Jordan and Converse innovate, design and create products for athletes around the world. Previously, Mr. McCartney was Vice President and General Manager of Global Footwear, a position held since 2016. He also previously served in various roles, including Vice President of Sport, Vice President of Running, Vice President of Football Footwear and started at NIKE as a brand ambassador and product expert, known as an EKIN. Prior to joining NIKE, Mr. McCartney was a professional athlete.



Amy Montagne, President, Nike — Ms. Montagne, 54, joined NIKE in 2005 and has served as President, Nike of NIKE, Inc. since 2025. In this role, Ms. Montagne is responsible for serving consumers across all sports and driving future growth for the NIKE Brand. Previously, Ms. Montagne served in various Vice President and General Manager roles at NIKE, including APLA, Global Men's, Global Categories, Global Women's and Global Merchandising, as well as in other leadership positions in North America, Running, Women's Training, and Sportswear. Prior to joining NIKE, Ms. Montagne worked in allocation, planning and merchandising at Gap Inc., Mervyn's and Walmart Inc.

(1) Effective as of August 17, 2026, Mr. Friend will cease serving as Executive Vice President and Chief Financial Officer and begin serving as an advisor to the Chief Executive Officer until his separation from the Company on September 4, 2026, which CFO transition is described in more detail in our Current Report on Form 8-K filed with the SEC on June 23, 2026.

ITEM 1A. RISK FACTORS

Special Note Regarding Forward-Looking Statements and Analyst Reports

Certain written and oral statements, other than purely historic information, including estimates, projections, statements relating to NIKE's business plans, objectives and expected operating or financial results and the assumptions upon which those statements are based, made or incorporated by reference from time to time by NIKE or its representatives in this Annual Report, other reports, filings with the SEC, press releases, conferences or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result" or words or phrases of similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed by NIKE with the SEC, including reports filed on Forms 8-K, 10-Q and 10-K, and include, among others, the following: risks relating to our business strategy and growth initiatives, including, but not limited to, risks related to an increased focus on sport and rebalancing of our product and channel mix; intense competition among designers, marketers, distributors and sellers of athletic or leisure footwear, apparel and equipment for consumers and endorsers; NIKE's ability to successfully innovate and compete in various categories and geographies; new product development and innovation; demographic changes; changes in consumer preferences and channel mix; popularity of particular designs, categories of products and sports; seasonal and geographic demand for NIKE products; difficulties in anticipating or forecasting, and responding to changes in consumer preferences, consumer demand for NIKE products, changes in channel mix and the various market factors described above; the size and growth of the overall athletic or leisure footwear, apparel and equipment markets; general risks associated with operating a global business, including, without limitation, exchange rate fluctuations, inflation, import duties, quotas, sanctions, political and economic instability, conflicts and terrorism; the potential impact of new and existing laws, regulations or policies, including, without limitation, those relating to tariffs, import/export, trade, taxes, wages, labor and immigration; international, national and local political, civil, economic and market conditions, including volatility and uncertainty regarding inflation and interest rates; difficulties in implementing, operating and maintaining NIKE's increasingly complex information technology systems and controls, including, without limitation, the systems related to demand and supply planning and inventory control; interruptions in data and information technology systems; consumer data security; risks related to our sustainability strategy; fluctuations and difficulty in forecasting operating results, including, without limitation, the fact that advance orders may not be indicative of future revenues due to changes in shipment timing, the changing mix of orders with shorter lead times, and discounts, order cancellations and returns; the ability of NIKE to sustain, manage or forecast its growth and inventories; the size, timing and mix of purchases of NIKE's products and other factors referenced herein; increases in the cost of materials, labor and energy used to manufacture products; the ability to secure and protect trademarks, patents and other intellectual property; product performance and quality; customer service; adverse publicity and an inability to maintain NIKE's reputation and brand image, including without limitation, through social media or in connection with brand damaging events; the loss of significant customers or suppliers; dependence on distributors and licensees; business disruptions; increased costs of freight and transportation to meet delivery deadlines; increases in borrowing costs due to any decline in NIKE's debt ratings; changes in business strategy or development plans; the impact of, including business and legal developments relating to, climate change, extreme weather conditions and natural disasters; litigation, regulatory proceedings, sanctions or any other claims asserted against NIKE; the ability to attract and retain qualified employees, and any negative public perception with respect to key personnel or our corporate culture, values or purpose; the effects of NIKE's decision to invest in or divest of businesses or capabilities; health epidemics, pandemics and similar outbreaks; and other factors referenced or incorporated by reference in this Annual Report and other reports.

Investors should also be aware that while NIKE does, from time to time, communicate with securities analysts, it is against NIKE's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders should not assume that NIKE agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, NIKE has a policy against confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of NIKE.

Risk Factors

The risks included here are not exhaustive. Other sections of this Annual Report may include additional factors which could adversely affect NIKE's business and financial performance. Moreover, NIKE operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on NIKE's business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Economic and Industry Risks

Global economic conditions have in the past had and could in the future have a material adverse effect on our business, operating results and financial condition.

The uncertain state of the global economy, including volatility in, and uncertainty regarding, inflation and interest rates and the risk of a recession, continues to impact businesses around the world. If global economic and financial market conditions continue to be volatile or deteriorate, the following factors, among others, could have a material adverse effect on our business, operating results and financial condition:

- Our sales are impacted by discretionary spending by consumers. Declines in consumer spending have in the past resulted in and may in the future result in reduced demand for our products, increased inventories, reduced orders from retailers for our products, increased order cancellations or returns, lower revenues, higher discounts and lower gross margins.

- In the future, we may be unable to access financing in the credit and capital markets at reasonable rates in the event we find it desirable to do so.

- We transact in various currencies, which creates exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar. Continued volatility in the markets and exchange rates for foreign currencies and contracts in foreign currencies has had and could continue to have a significant impact on our reported operating results and financial condition.

- Continued volatility in the availability and prices for commodities and raw materials we use in our products and in our supply chain (such as cotton or petroleum derivatives) has had and could have a material adverse effect on our costs, gross margins and profitability. Supply chain issues caused by factors, including geopolitical conflicts, tariffs and trade policies and pandemics, have impacted and may in the future impact the availability, pricing and timing for obtaining commodities and raw materials.

- If retailers of our products experience declining revenues or experience difficulty obtaining financing to purchase our products, this could result in reduced orders, order cancellations, late retailer payments, extended payment terms, higher accounts receivable, reduced cash flows, greater collection efforts expense and increased bad debt expense.

- In the past, certain retailers of our products have experienced severe financial difficulty, become insolvent and ceased business operations, and this could occur in the future, which could negatively impact the sale of our products to consumers.

- If contract manufacturers of our products or other participants in our supply chain experience difficulty obtaining financing to purchase raw materials or to finance capital equipment and other general working capital needs, it may result in delays or non-delivery of shipments of our products.

Our products, services and experiences face intense competition.

NIKE is a consumer products company and the relative popularity of various sports and fitness activities and changing design trends affect the demand for our products, services and experiences. The athletic footwear, apparel and equipment industry is highly competitive. We compete with a significant number of athletic and leisure footwear companies, athletic and leisure apparel companies, sports equipment companies, private label brands offered by major retailers and other large companies that have diversified lines of athletic and leisure footwear, apparel and equipment. New competitors frequently enter the markets we serve. We also compete with other companies for the production capacity of contract manufacturers. In addition, we and our contract manufacturers compete with other companies and industries for raw materials used in our products. Our NIKE Direct operations, both through our digital commerce operations and retail stores, also compete with multi-brand retailers, which sell our products through their digital platforms and physical stores, and with digital commerce platforms. In addition, we compete with respect to the digital services and experiences we are able to offer our consumers, including fitness and activity apps; sport, fitness and wellness content and services; and digital services and features in retail stores that enhance the consumer experience.

Product offerings, product innovations and technologies, marketing expenditures (including expenditures for advertising and endorsements), pricing, costs of production, customer service, digital commerce platforms, digital services and experiences and social media presence are areas of intense competition. The markets in which we compete are undergoing continued technological innovation and disruption, including the increased use of artificial intelligence ("AI") and machine learning by consumers, competitors, retailers and digital commerce platforms. If we cannot innovate, enhance our NIKE Direct platforms, digital services and experiences, or leverage AI-enabled and other new technologies across our direct to consumer and wholesale operations at a pace consistent with consumer expectations and industry developments, our competitive position, consumer engagement, demand for our products, services and experiences, and results of operations could be adversely affected. These, in addition to a reduction in barriers to starting new footwear and apparel companies and an increase in the number of such companies (some of which may be able to react more nimbly to changes in consumer preferences) and changes in consumer preferences in the markets for athletic and leisure footwear, apparel, and equipment, services and experiences, constitute significant risk factors in our operations. In addition, the competitive nature of retail, including shifts in the ways in which consumers shop, constitutes a risk factor affecting our NIKE Direct and wholesale operations. If we do not adequately and timely anticipate and respond to our competitors, our costs may increase, demand for our products may decline, possibly significantly, or we may need to reduce wholesale or suggested retail prices for our products.

Economic factors beyond our control, and changes in the global economic environment, including fluctuations in and uncertainty regarding inflation and currency exchange rates, could result in lower revenues, higher costs and decreased margins and earnings.

A majority of our products are manufactured and sold outside of the United States, and we conduct purchase and sale transactions in various currencies, which creates exposure to the volatility of global economic conditions, including fluctuations in and uncertainty regarding inflation and foreign currency exchange rates. Central banks deploy various strategies to combat inflation, including increasing interest rates, which impact our borrowing costs. Government shutdowns or the risk of government shutdowns, as well as the impact or expected impact of elections, both in the United States and in other countries, may also increase volatility. Additionally, there has been, and may continue to be, volatility in currency exchange rates that impact the U.S. Dollar relative to other international currencies. Our international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses are affected by currency fluctuations, specifically amounts recorded in foreign currencies and translated into U.S. Dollars for consolidated financial reporting, as weakening of foreign currencies relative to the U.S. Dollar adversely affects the U.S. Dollar value of the Company's foreign currency-denominated sales and earnings. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce our products by making their purchases of raw materials more expensive and more difficult to finance. Foreign currency fluctuations have adversely affected and could continue to adversely affect our results of operations and financial condition.

We hedge certain foreign currency exposures to lessen and delay, but not to completely eliminate, the effects of foreign currency fluctuations on our financial results. Since the hedging activities are designed to lessen volatility, they not only reduce the negative impact of a stronger U.S. Dollar or other trading currency, but they also reduce the positive impact of a weaker U.S. Dollar or other trading currency. Our future financial results have in the past been and could in the future be significantly affected by the value of the U.S. Dollar in relation to the foreign currencies in which we conduct business. The degree to which our financial results are affected for any given time period will depend in part upon our hedging activities.

We may be adversely affected by the financial health of our wholesale customers.

We extend credit to our customers based on an assessment of their financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of our products, we offer certain customers the opportunity to place orders five to six months ahead of delivery under our futures ordering program. These advance orders may be canceled under certain conditions, and the risk of cancellation increases when dealing with financially unstable retailers or retailers struggling with economic uncertainty. In the past, some customers have experienced financial difficulties up to and including bankruptcies, which have adversely affected our sales, receivables and financial condition. When the retail economy weakens or as consumer behavior shifts, retailers tend to be more cautious with orders. A slowing or changing economy in our key markets, including a recession, could adversely affect the financial health of our customers, which in turn could have an adverse effect on our results of operations and financial condition. In addition, product sales are dependent in part on high quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers. Retailers that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products.

Climate change, extreme weather conditions and disasters may have an adverse impact on our business and results of operations.

There are concerns that increased levels of carbon dioxide and other greenhouse gases in the atmosphere have caused, and may continue to cause, potentially at a growing rate, increases in global temperatures, changes in weather patterns and increasingly frequent and/or prolonged extreme weather and climate events. Climate change may also exacerbate challenges relating to the availability and quality of water and raw materials, including those used in the production of our products.

Given the broad and global scope of our operations, we are particularly vulnerable to the physical risks of climate change, such as shifts in weather patterns. Extreme weather conditions and other natural or manmade disasters in the areas in which our retail stores, suppliers, manufacturers, customers, distribution centers, offices, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, wildfires, tsunamis, floods or droughts, whether occurring in the United States or abroad, and their related consequences and effects, including, but not limited to, energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers and other suppliers or have in the past resulted in, and in the future could result in, economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster or severe weather event were to occur in an area in which we or our suppliers, manufacturers, employees, customers, distribution centers or vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel, facilities, machinery and equipment and proper functioning of our or third parties' computer, network, telecommunication and other systems and operations. In addition, a disaster or severe weather event could negatively impact retail traffic to our stores or stores that carry our products and could have an adverse impact on consumer spending, any of which could in turn result in negative point-of-sale trends for our merchandise. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our third-party vendors and other suppliers, manufacturers and customers. The diversity of locations in which we operate, our operational size, disaster recovery and business continuity planning and our information technology systems and networks, including the Internet and third-party services

("Information Technology Systems"), may not be sufficient for all or for concurrent eventualities. If we were to experience a local or regional disaster or other business continuity event or concurrent events, we could experience operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel. For example, the Philip H. Knight Campus is located in a seismic zone, which is at a higher risk for earthquakes and the related consequences or effects. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our Information Technology Systems or supply systems, we could be late in delivering, or be unable to deliver, products to our customers. These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations and financial condition.

Globally, expectations and regulations regarding corporate responsibility and sustainability-related topics continue to evolve and diverge, and our ability to meet these requirements and expectations could negatively impact our operating results and financial condition.

Corporate responsibility and sustainability-related topics, including climate change and diversity, as well as companies' actions and initiatives on such issues, continue to receive significant attention from a wide range of stakeholders, who may have varied, evolving and sometimes conflicting expectations regarding our policies, practices, disclosures, goals and targets. In addition, federal, state, local and foreign governmental authorities have adopted or proposed, and are likely to continue to adopt or propose, legislative and regulatory initiatives regarding corporate responsibility and sustainability-related matters, ranging from the disclosure of corporate greenhouse gas emissions to limitations on corporate diversity programs, among others, and these requirements may differ or conflict across jurisdictions, increasing the complexity and cost of compliance. Responding to such expectations and complying with such laws, regulations or policies, or any failure or perceived failure to satisfy them, including as a result of good-faith interpretations that may differ from those taken by authorities in relevant jurisdictions, could increase the costs of operating our businesses, including by requiring us to conduct additional due diligence or make additional investments in facilities and equipment, reduce the demand for our products and impact the prices we charge our customers, or result in legal, reputational and operational risks, any or all of which could adversely affect our results of operations and financial condition.

Although we have announced corporate responsibility and sustainability-related goals and targets, there can be no assurance that we will be able to execute our strategies or achieve our goals within the currently projected costs and expected timeframes, or that our stakeholders will agree with our goals, targets or strategies, or be satisfied with our efforts to implement them. Execution of these strategies and achievement of our goals and targets are subject to risks and uncertainties, many of which are outside of our control, including regulatory developments; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis; customer acceptance of sustainable products or supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will meet stakeholder expectations, successfully execute our strategies, or maintain or achieve any corporate responsibility or sustainability-related target, goal or commitments, which could damage our reputation and customer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition.

Our financial condition and results of operations have been, and could in the future be, adversely affected by a pandemic, epidemic or other public health emergency.

Pandemics and other public health emergencies, and preventative measures taken to contain or mitigate such crises have caused, and may in the future cause, business slowdown or shutdown in affected areas and significant disruption in the financial markets, both globally and in the United States. These events have led to and could again lead to adverse impacts to our global supply chain, factory cancellation costs, store closures, and a decline in retail traffic and discretionary spending by consumers and, in turn, materially impact our business, sales, financial condition and results of operations as well as cause a volatile effective tax rate driven by changes in the mix of earnings across our jurisdictions. We cannot predict whether, and to what degree, our sales, operations and financial results could in the future be affected by a pandemic and preventative measures. Risks presented by pandemics and other public health emergencies include, but are not limited to, macroeconomic deterioration, supply chain and distribution disruption, reduced retail traffic and consumer demand, cancellation or postponement of sports seasons and sporting events, wholesale customer distress and other disruption and volatility in global financial markets.

We cannot reasonably predict the ultimate impact of any pandemic or public health emergency, including the extent of any adverse impact on our business, results of operations and financial condition, which will depend on, among other things, the duration and spread of the pandemic or public health emergency, the impact of governmental regulations that have been, and may continue to be, imposed in response, the effectiveness of actions taken to contain or mitigate the outbreak, the availability, safety and efficacy of vaccines, including against emerging variants of the infectious disease, and global economic conditions. Any pandemic or public health emergency may also affect our business, results of operations or financial condition in a manner that is not presently known to us or that we currently do not consider to present significant risks and may also exacerbate, or occur concurrently with, other risks discussed in this Item 1A. Risk Factors, any of which could have a material effect on us.

Business and Operational Risks

Failure to maintain our reputation, brand image and culture could negatively impact our business.

Our iconic brands have worldwide recognition, and our success depends on our ability to maintain and enhance our brand image and reputation. Maintaining, promoting and growing our brands will depend on our design and marketing efforts, including product innovation, product quality and advertising and consumer campaigns. Our commitment to product innovation, quality and sustainability, and our continuing investment in design (including materials), marketing and sustainability measures may not have the desired impact on our brand image and reputation. In addition, our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media and digital environment, including our reliance on social media, digital advertising networks, digital and advertising technology, and digital dissemination of advertising campaigns on our digital platforms and through our digital experiences and products. We could be adversely impacted if we fail to maintain or enhance our brand image and reputation.

Our brand value also depends on our ability to maintain a positive consumer perception of our corporate integrity, purpose and brand culture. Negative claims or publicity involving us, our culture and values, our products, services and experiences, consumer data, or any of our key employees, endorsers, sponsors, suppliers or partners could damage our reputation and brand image, regardless of whether such claims are accurate. For example, while we require our suppliers of our products to operate in compliance with applicable laws and regulations, we do not control their practices. Negative publicity relating to a violation or an alleged violation of policies or laws by such suppliers could damage our brand image and diminish consumer trust in our brand. Further, our reputation and brand image could be damaged as a result of our support of, association with or lack of support or disapproval of certain social causes and public personalities, including those related to political and social issues, catastrophic events, human capital practices, climate change and sustainability-related matters, as well as any decisions we make to continue to conduct, or change, certain of our activities in response to such considerations. Social media, which accelerates and potentially amplifies the scope of negative publicity or fictitious information, can increase the challenges of responding to negative claims. Adverse publicity about regulatory or legal action against us, or by us, could also damage our reputation and brand image, undermine consumer confidence in us and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. If the reputation, culture or image of any of our brands is tarnished or if we receive negative publicity, then our sales, financial condition and results of operations could be materially and adversely affected.

If we are unable to anticipate consumer preferences and develop new products, we may not be able to maintain or increase our revenues and profits.

Our success depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner so that our product offerings evolve and are responsive to consumer demands. However, lead times for many of our products make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. In addition, advances in technology, including AI-enabled tools, digital commerce platforms and data analytics, may accelerate shifts in consumer preferences and shorten the windows in which we can identify, design and market products responsive to those preferences. If we are unable to use these tools effectively, our products may fail to meet evolving consumer demand. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of products or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs, styles and categories, and influencing sports and fitness preferences through extensive marketing, we could experience lower sales, excess inventories or lower profit margins, any of which could have an adverse effect on our results of operations and financial condition. In addition, we market our products globally through a diverse spectrum of advertising and promotional programs and campaigns, including social media and other digital advertising networks. If we do not successfully market our products, if advertising and promotional costs increase, if certain advertising networks are no longer available, or if we are unable to take advantage of technological advances in the marketplace, these factors could have an adverse effect on our business, financial condition and results of operations.

We rely on technical innovation and high-quality products to compete.

Technical innovation and quality control in the design and manufacturing processes of footwear, apparel, equipment and other products and services are essential to the commercial success of our products and development of new products. Research and development play a key role in technical innovation. We rely upon specialists in the fields of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, as well as research committees and advisory boards of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts to develop and test cutting-edge performance products. While we strive to produce products that help to enhance athletic performance and reduce injury and maximize comfort, if we fail to introduce technical innovation in our products, consumer demand for our products could decline, and if we experience problems with the quality of our products (including the introduction of bias or inaccuracies in our products), we may incur substantial expense to remedy the problems and loss of consumer confidence.

Our business is affected by seasonality, which could result in fluctuations in our operating results.

We experience moderate fluctuations in aggregate sales volume during the year. The mix of product sales may vary considerably from time to time or in the future as a result of strategic shifts in our business and seasonal or geographic demand for particular types of footwear, apparel and equipment and in connection with the timing of significant sporting events, such as the NBA Finals, Olympics or the World Cup, among others. In addition, our customers may, and from time to time do, cancel orders, change delivery schedules or change the mix of products ordered with minimal notice. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including economic conditions, changes in consumer preferences, weather conditions, outbreaks of disease, social or political unrest, availability of import quotas, transportation disruptions and currency exchange rate fluctuations, has in the past adversely affected and could in the future adversely affect our business and cause our results of operations to fluctuate. Our operating margins are also sensitive to a number of additional factors that are beyond our control, including manufacturing and transportation costs, shifts in product sales mix and geographic sales trends, all of which we expect to continue. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Failure to continue to obtain or maintain high-quality endorsers of our products could harm our business.

We establish relationships with professional athletes, sports teams and leagues, as well as other public figures, including artists, designers and influencers, to develop, evaluate and promote our products, as well as establish product authenticity with consumers. However, as competition in our industry has increased, the costs associated with establishing and retaining such sponsorships and other relationships have increased, and competition to attract and retain high-quality endorsers has intensified, including due to the growing influence of athletes' personal brands, the proliferation of athlete-led commercial ventures and a broader pool of competing brands seeking endorsement relationships. If we are unable to negotiate new, or maintain our current, associations with professional athletes, sports teams and leagues, or other public figures, or to do so at a reasonable cost, we could lose the visibility or on-field authenticity associated with our products, and we may be required to modify and substantially increase our marketing investments. As a result, our brands, net revenues, expenses and profitability could be harmed.

Furthermore, if key endorsers were to stop using our products contrary to their endorsement agreements, or were to launch, or align with, competing brands or athlete-led ventures, our business could be adversely affected. Poor or non-performance by key endorsers, a failure to continue to correctly identify promising athletes, public figures or sports organizations, to use and endorse our products and brand or a failure to enter into cost-effective endorsement arrangements with prominent athletes, public figures and sports organizations could adversely affect our brand, sales and profitability. In addition, actions taken or statements made by athletes, teams or leagues, or other endorsers, associated with our products or brand that harm their reputations, or our decisions to cease collaborating with endorsers in light of actions taken or statements made by them, have in the past harmed and could in the future seriously harm our brand image and could have an adverse effect on our sales and financial condition.

Failure to accurately forecast consumer demand has in the past led and could in the future lead to excess inventories or inventory shortages, which has in the past resulted and could in the future result in decreased operating margins, reduced cash flows and harm to our business.

To meet anticipated demand for our products, we purchase products from manufacturers outside of our futures ordering program and in advance of customer orders, which we hold in inventory and resell to customers. There is a risk we may be unable to sell excess products ordered from manufacturers. Changes in consumer preferences or spending habits, shifts in fashion or athletic trends, a decline in the perceived desirability or cultural relevance of our brands or products, or increased competition could result in lower-than-expected demand and elevated inventory levels. Inventory levels in excess of customer demand have in the past resulted and may in the future result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have an adverse effect on our operating results, financial condition and cash flows. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages could delay shipments to customers, negatively impact retailer, distributor and consumer relationships and diminish brand loyalty. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations, financial condition and cash flows from period to period. A failure to accurately predict the level of demand for our products, including as a result of regional demand variability, retailer inventory and shelf-space decisions, or promotional and marketing actions taken to balance customer demand, could adversely affect our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

Our NIKE Direct operations have required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.

Our NIKE Direct operations, including our retail stores and digital platforms, have required and will continue to require significant investment. Our NIKE Direct stores have required and will continue to require substantial fixed investment in equipment and leasehold improvements and personnel. We have entered into substantial operating lease commitments for retail space. Certain stores have been designed and built to serve as high-profile venues to promote brand awareness and marketing activities and to integrate with our digital platforms. Because of their unique design and technological elements, locations and size, these stores require substantially more investment than other stores. Due to the high fixed-cost structure associated with our NIKE Direct retail stores, a decline in sales, a shift in consumer behavior away from brick-and-mortar retail, or the closure, temporary or otherwise, or poor performance of individual or multiple stores could result in significant lease termination costs, write-offs of equipment and leasehold improvements and employee-related costs.

Many factors unique to retail operations, some of which are beyond our control, pose risks and uncertainties. Risks include, but are not limited to: credit card fraud and theft in both our retail stores and on digital platforms; mismanagement of existing retail partners; inability to manage costs associated with store construction and operation; and supply chain and inventory management, including difficulty in forecasting consumer demand.

In addition, we have made significant investments in digital technologies and information systems for the digital aspect of our NIKE Direct operations, and our digital offerings will require continued investment in the development and upgrading of our technology platforms. To remain competitive, we may need to develop, integrate and scale AI-enabled search, discovery, personalization, recommendation and other digital commerce capabilities, including through third-party tools and platforms. If we are unable to adapt our NIKE Direct platforms and digital experiences to changes in consumer shopping behavior, including increased use of AI-enabled search, comparison-shopping, agentic shopping or other third-party technologies to discover, evaluate or purchase products, our ability to drive traffic, engage consumers and compete effectively could be adversely affected. In order to deliver high-quality digital experiences, our digital platforms must be designed effectively and work well with a range of other technologies, systems, networks, and standards that we do not control. We may not be successful in developing platforms that operate effectively with these technologies, systems, networks or standards. A growing portion of consumers access our NIKE Direct digital platforms, but in the event that it is more difficult for consumers to access and use our digital platforms, consumers find that our digital platforms do not effectively meet their needs or expectations or consumers choose not to access or use our digital platforms or use devices that do not offer access to our platforms, the success of our NIKE Direct operations could be adversely impacted. Our competitors may develop, or have already developed, digital experiences, features, content, services or technologies that are similar to ours or that achieve greater acceptance.

We may not realize a satisfactory return on our investment in our NIKE Direct operations and management's attention from our other business opportunities could be diverted, which could adversely affect our business, financial condition or results of operations.

If the technology-based systems, applications and platforms that give our consumers the ability to shop or interact with us online do not function effectively, our operating results, as well as our ability to grow our digital commerce business globally or to retain our customer base, could be materially adversely affected.

Many of our consumers shop with us through our digital platforms. Consumers frequently use mobile devices and applications to shop online with us and with our competitors, and to do comparison shopping, as well as to engage with us and our competitors through digital services and experiences on mobile platforms. We use social media and proprietary mobile applications to interact with our consumers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, secure and user-friendly digital commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers or any failure to provide attractive digital experiences to our customers could place us at a competitive disadvantage, result in the loss of digital commerce and other sales, harm our reputation with consumers, have a material adverse impact on the growth of our digital commerce business and have a material adverse impact on our business and results of operations. In addition, if use of our digital platforms continues to grow, we will need an increasing amount of technical infrastructure to continue to satisfy our consumers' needs. If we fail to continue to effectively scale and adapt our digital platforms to accommodate consumer demand, our business may be subject to interruptions, delays or failures and consumer demand for our products and digital experiences could decline.

Risks specific to our digital commerce business also include diversion of sales from our and our retailers' brick and mortar stores, pricing pressure on our products, difficulty in recreating the in-store experience through our digital commerce business and liability for online content. Our failure to successfully respond to these risks might adversely affect sales in our digital commerce business, as well as damage our reputation and brands.

We rely significantly on information technology to operate our business, including our supply chain and retail operations, and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business.

We are heavily dependent on Information Technology Systems, across our supply chain, including product design, production, forecasting, ordering, manufacturing, transportation, sales and distribution, as well as for processing financial information for reporting purposes, retail operations and other business activities. Information Technology Systems are critical to our operating activities and our business processes and may be negatively impacted by any service interruption or shutdown. For example, our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of these Information Technology Systems. Over a number of years, we have implemented Information Technology Systems in all of the geographical regions in which we operate. Our work to integrate, secure and enhance these systems and related processes in our global operations is ongoing and NIKE will continue to invest in these efforts. We cannot provide assurance, however, that the measures we take to secure and enhance these systems will be sufficient to protect our Information Technology Systems and prevent cyberattacks, system failures or data or information loss. The failure of these systems to operate effectively, including due to security breaches, viruses, threat actors, malware, ransomware, denial of service attacks, natural disasters, vendor business interruptions or other causes, failure to properly maintain, protect, repair or upgrade systems, or problems with transitioning to upgraded or replacement systems could cause delays in product fulfillment and reduced efficiency of our operations, could require significant time and capital investments to remediate the problem which may not be sufficient to cover all eventualities, and may have an adverse effect on our reputation, results of operations and financial condition. In addition, the use of employee-owned devices for communications as well as hybrid work arrangements, present additional risks to our Information Technology Systems, including, but not limited to, increased risks of cyberattacks. Further, like other companies in the retail industry, we have experienced, and we expect to continue to experience, cyberattacks, including phishing, and other attempts to breach, or gain unauthorized access to, our systems. To date, these attacks have not had a material impact on our operations, though such attacks may in the future result in litigation, regulatory inquiries, investigations, remediation costs and reputational harm, and we cannot assure that they will not have a material impact in the future.

We also use Information Technology Systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. From time to time, we have expended, and expect to continue to expend, significant resources to modify, update and enhance our Information Technology Systems and to investigate and remediate vulnerabilities or other exposures. These modifications, updates and enhancements may cost more than initially expected and may not be effective in preventing issues and disruptions. Moreover, due to the complexity of our Information Technology Systems, the process of implementing modifications or enhancements can itself create a risk of systems disruptions and security issues. If Information Technology Systems suffer severe damage, disruption or shutdown and our business continuity plans, or those of our vendors, do not effectively resolve the issues in a timely manner, we could experience delays in reporting our financial results, which could result in lost revenues and profits, as well as reputational damage.

Furthermore, we depend on Information Technology Systems and personal data collection for digital marketing, digital commerce, consumer engagement and the marketing and use of our digital products and services. We also rely on our ability to engage in electronic communications throughout the world between and among our employees as well as with other third parties, including customers, suppliers, vendors and consumers. Any interruption in Information Technology Systems may impede our ability to engage in the digital space and result in lost revenues, damage to our reputation, and loss of users.

Given the increasing complexity and sophistication of techniques used by bad actors to obtain unauthorized access to or disable information technology systems, and the fact that cyberattacks are being made by groups and individuals with a wide range of expertise and motives, it is increasingly difficult to anticipate and defend against cyberattacks, and a cyberattack could occur and persist for an extended period before being detected. Moreover, the extent of and the steps needed to investigate a particular cyber incident may not be immediately clear, and it may take a significant amount of time before such investigation can be completed and reliable information about the incident is known. During the pendency of any such investigation, we may not know the extent of the harm or how best to remediate it and we may be required to disclose incidents before their full extent is known.

Moreover, as we develop, deploy and integrate AI, including internally developed and third-party AI tools, into our operations, digital platforms and business processes, we may face increased cybersecurity, privacy, data governance, operational and compliance risks, including risks related to unauthorized use or misuse of AI tools, data loss or unauthorized access to or disclosure of personal, confidential or proprietary information, inaccurate, biased or unintended outputs, including in certain employment-related uses, system vulnerabilities and rapidly evolving laws, regulations and standards relating to AI, privacy, cybersecurity and data use. In addition, threat actors may use AI to increase the speed, scale and sophistication of cyberattacks, including phishing, impersonation, credential theft, exploitation of known or previously unknown software vulnerabilities and other automated, targeted or coordinated attacks against our systems or those of our vendors and other third parties.

We are subject to the risk our licensees may not generate expected sales or maintain the value of our brands.

We currently license, and expect to continue licensing, certain proprietary rights, such as trademarks or copyrighted material, to third parties. If licensees fail to successfully market and sell licensed products, or fail to obtain sufficient capital or manage their business operations, customer relationships, labor relationships, supplier relationships or credit risks, it could adversely affect our revenues, both directly from reduced royalties received and indirectly from reduced sales of our other products.

We also rely on our licensees to help preserve the value of our brands. Although we attempt to protect our brands through approval rights over the design, production processes, quality, packaging, merchandising, distribution, advertising and promotion of our licensed products, we cannot completely control the use of our licensed brands by our licensees. The misuse of a brand by or negative publicity involving a licensee could have a material adverse effect on that brand and on us.

Consolidation of retailers or concentration of retail market share among a few retailers has increased and may continue to increase and concentrate our credit risk and impair our ability to sell products.

The athletic footwear, apparel and equipment retail markets in some countries are dominated by a few large athletic footwear, apparel and equipment retailers with many stores and accelerating digital commerce capabilities. The market shares of these retailers have increased and may continue to increase through acquisitions and construction of additional stores and investments in digital capacity, and as a result of attrition as struggling retailers exit the market. Consolidation of our retailers will concentrate our credit risk with a smaller set of retailers, any of whom may experience declining sales or a shortage of liquidity. In addition, increasing market share concentration among a few retailers in a particular country or region increases the risk that if any one of them substantially reduces their purchases of our products, we may be unable to find sufficient retail outlets for our products to sustain the same level of sales and revenues.

If our counterparty financial institutions default on their obligations to us or fail, we may incur significant losses.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, commodity futures contracts, option contracts, collars and swaps with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions. This risk may be heightened during periods of sustained high interest rates and uncertainty in the financial markets as well as economic downturns. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default, or our assets deposited or held in accounts with such counterparty, may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

We rely on a concentrated base of contract manufacturers to supply a significant portion of our footwear products.

We rely upon a concentrated amount of contract manufacturers, which we do not own or operate, to manufacture all of the footwear products we sell, see Item 1. Business, "Manufacturing" for additional information. Our ability to meet our customers' needs depends on our ability to maintain a steady supply of products from our contract manufacturers. If one or more of our significant suppliers were to sever or significantly alter the terms of their relationship with us, including due to changes in applicable trade policies, or be unable to perform, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business operations, sales, financial condition or results of operations. Additionally, if any of our primary footwear contract manufacturers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Certain contract manufacturers are highly specialized and only produce a specific type of product. Such contract manufacturers may go out of business if consumer preferences or market conditions change such that there is no longer sufficient demand for the types of products they produce. If, in the future, the relevant products are again in demand and the specialized contract manufacturers no longer exist, we may not be able to locate replacement facilities to manufacture certain products in a timely manner or at all, which could have a material adverse effect on our sales, financial condition or results of operations.

The success of our business depends, in part, on high-quality employees, including key personnel as well as our ability to maintain our workplace culture and values.

Our success depends in part on the continued service of high-quality employees, including key executive officers and personnel. The loss of the services of key individuals, or any negative perception with respect to these individuals, or our workplace culture or values, could harm our business. Our success also depends on our ability to recruit, retain and engage sufficient personnel with the needed skills to maintain our current business and to execute our strategic initiatives. Competition for employees in our industry is intense and we may not be successful in attracting and retaining such personnel. Changes to our current and future work models or strategic priorities may not meet the needs or expectations of our employees or may not be perceived as favorable compared to other companies, which could negatively impact our ability to attract, hire and retain our employees. In addition, shifts in immigration and work permit policies or other changes in the legal and regulatory environment could negatively impact our ability to attract, hire and retain highly skilled employees. Our policies and practices have been, and may further be, affected by legal and regulatory scrutiny of, as well as changes in regulations (or changes in the interpretation of existing regulations) relating to, policies related to inclusion and belonging, employee engagement and climate change, which may further impact our ability to attract, hire and retain employees. We also believe that our corporate culture has been a key driver of our success, and we have invested substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture could negatively affect our future success, including our ability to retain and recruit employees.

The market for prime real estate is competitive.

Our ability to effectively obtain real estate to open new retail stores, expand and operate our distribution facilities and otherwise conduct our operations, both domestically and internationally, depends on the availability of real estate that meets our criteria for traffic, square footage, co-tenancies, lease economics, demographics and other factors. We also must be able to effectively renew our existing real estate leases. In addition, from time to time, we seek to downsize, consolidate, reposition or close some of our real estate locations, which may require modification of an existing lease. Failure to secure adequate new locations or successfully modify leases for existing locations, or failure to effectively manage the profitability of our existing fleet of retail stores, could have an adverse effect on our operating results and financial condition. Declines in store traffic, changes in consumer shopping behavior, shifts to digital commerce, local safety concerns or reduced profitability of certain store formats or regions could adversely affect our store strategy, lease decisions and operating results.

Additionally, the economic environment may make it difficult to determine the fair market rent of real estate properties domestically and internationally. This could impact the quality of our decisions to exercise lease options at previously negotiated rents and to renew expiring leases at negotiated rents. Any adverse effect on the quality of these decisions could impact our ability to retain real estate locations adequate to meet our targets or efficiently manage the profitability of our existing fleet of stores, which could have an adverse effect on our operating results and financial condition.

Our business operations and financial performance could be adversely affected by changes in our relationship with our workforce or changes to United States or foreign employment regulations.

We have significant exposure to changes in domestic and foreign laws governing our relationships with our workforce, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll taxes, which could have a direct impact on our operating costs. A significant increase in minimum wage or overtime rates in countries where we have a workforce could have a significant impact on our operating costs and may require that we relocate those operations or take other steps to mitigate such increases, all of which may cause us to incur additional costs. There is also a risk of potential claims that we have violated laws related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury and other claims. In addition, if there were a significant increase in the number of members of our workforce who are members of labor organizations or become parties to collective bargaining agreements, we could be vulnerable to a strike, work stoppage or other labor action, as well as additional expenses, expectations or requirements, which could have an adverse effect on our business.

Risks Related to Operating a Global Business

Our international operations involve inherent risks which could result in harm to our business.

Nearly all of our athletic footwear and apparel is manufactured outside of the United States, and the majority of our products are sold outside of the United States. Accordingly, we are subject to the risks associated with global trade and doing business abroad, including foreign laws and regulations, varying consumer preferences across geographic regions, political tensions, unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or sold. Changes in U.S. or international social, political, regulatory and economic conditions could impact our business, reputation, financial condition and results of operations. In particular, political and economic instability, geopolitical conflicts, political unrest, civil strife, terrorist activity, acts of war, public corruption, expropriation, nationalism and other uncertainties in the United States or internationally could interrupt and negatively affect the sale of our products or other business operations. Any negative sentiment toward the United States due to any such changes could also adversely affect our business.

In addition, terrorist acts, military conflict and disease outbreaks have increased the risks of doing business abroad. These, among others, could affect our ability to manufacture products or procure materials, or our costs for manufacturing and procuring materials, our ability to import products, our ability to sell products abroad and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business could be adversely affected.

Our products are subject to risks associated with overseas sourcing, manufacturing and financing.

The principal materials used in our footwear and apparel products, as described under Item 1. Business "Manufacturing," are generally available to manufacturers locally or in the countries where our manufacturing takes place. Both our apparel and footwear products are dependent upon the ability of our contract manufacturers to locate, train, employ and retain adequate personnel. NIKE contract manufacturers and materials suppliers source raw materials and are subject to wage rates and other labor standards that are oftentimes regulated by the governments of the countries in which our products are manufactured.

There could be a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption or heightened competition for such materials, our contract manufacturers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Further, our contract manufacturers have experienced and may continue to experience in the future, unexpected closures, unexpected increases in work wages or other changes in labor standards and sustainability-related requirements, whether government mandated or otherwise, and increases in compliance costs due to governmental regulation concerning certain metals, fabrics or raw materials used in the manufacturing of our products. In addition, we cannot be certain that manufacturers that we do not contract and that we refer to as "unaffiliated manufacturers" will be able to fill our orders in a manner that is timely and compliant with applicable requirements. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing contract manufacturer or materials supplier, there can be no assurance additional supplies of fabrics or raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any contract manufacturer, unaffiliated manufacturer, or any materials supplier would allocate sufficient capacity to us in order to meet our requirements. Even if we are able to expand existing or find new manufacturing capacity or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers and manufacturers in our methods, products, quality control standards and labor, health and safety standards. In addition, changes we make in managing the supply of our products, such as changes to decrease the supply of certain products, pose the risk that we may not be able to meet demand for, or ramp up production of, certain products timely or without additional cost. Any delays, interruptions or increased costs in labor or wages, in the supply of materials or in the manufacturing of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short- and long-term.

Because contract manufacturers make a majority of our products outside of our principal sales markets, our products must be transported by third parties over large distances. Delays in the shipment or delivery of our products due to the availability of transportation, container shortages, labor shortages, including work stoppages or port strikes, infrastructure and port congestion or other factors, and costs and delays associated with consolidating or transitioning between manufacturers, have adversely impacted, and could in the future adversely impact the availability of our products and, in turn, our financial performance. In addition, delays in the shipment or delivery of our products, manufacturing delays or unexpected demand for our products have required us, and may in the future require us to use faster, but more expensive, transportation methods such as air freight, which could adversely affect our profit margins. The cost of oil is a significant component in manufacturing and transportation costs, so increases in the price of petroleum products can adversely affect our profit margins. Changes in U.S. trade policies, including modifications to import tariffs and existing trade policies and agreements, have also had, and could continue to have a significant impact on our activities in domestic and foreign jurisdictions, and could adversely affect our reputation or results of operations.

In addition, we are, and expect to continue to be, subject to a number of regulations that require us to develop new policies and procedures for, strive to mitigate, and report, certain supply chain risks related to sourcing internationally. These regulations have resulted and may continue to result in increased operating costs and affect how and where we source materials for our products.

Changes to U.S. or other countries' trade policies and tariff and import/export regulations or our failure to comply with such regulations may have a material adverse effect on our reputation, business, financial condition and results of operations.

Changes in the import and export policies of the U.S. government or other countries, including trade restrictions, sanctions and countersanctions, increased tariffs or quotas, trade agreement enforcement practices, embargoes or safeguards, could require us to change the way we conduct business and adversely affect our results of operations.

In addition, changes in (or announcements of proposed changes in) laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business, including increased cost of sales. U.S. presidential administrations have instituted or proposed changes in trade policies that include the negotiation of new trade agreements, negotiation or termination of existing trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. It may be time-consuming and expensive for us to alter our business operations to adapt to or comply with any such changes.

Changes or proposed changes in U.S. or other countries' trade policies have resulted and may further result in restrictions and economic disincentives on international trade. Tariffs and other changes in U.S. trade policy have and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering retaliatory measures on U.S. goods. Further, protectionist or nationalist trends in the United States or in other countries affect the trade environment. The Company, like other multinational corporations, does a significant amount of business that is impacted by changes to the trade policies of the U.S. and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have adversely impacted, and may continue to adversely impact, the U.S. economy or certain sectors thereof or the economy of other countries in which we conduct operations, our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States and other countries. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our results of operations and financial condition.

Furthermore, we are subject to the FCPA as well as the anti-corruption laws of other countries in which we operate. Although we implement policies and procedures designed to promote compliance with these laws, our employees, independent contractors, contract manufacturers, suppliers and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation could result in sanctions or other penalties and have an adverse effect on our business, reputation and operating results.

Our success depends on our global distribution facilities.

We distribute our products to customers directly from the factory and through global distribution centers. Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, particularly in emerging markets, depends on the proper operation of our distribution facilities, the development or expansion of distribution capabilities and the timely performance of services by third parties (including in shipping product to and from our distribution facilities). Our distribution facilities have in the past and could in the future be interrupted by information technology problems, disasters such as earthquakes or fires or disease outbreaks or government actions taken to mitigate their spread. Any significant failure in our distribution facilities could result in an adverse effect on our business. We maintain business interruption insurance, but it may not adequately protect us from adverse effects caused by significant disruptions in our distribution facilities.

Legal, Regulatory, and Compliance Risks

We are subject to a complex array of laws and regulations and litigation and other legal and regulatory proceedings, which could have an adverse effect on our business, financial condition and results of operations.

As a multinational corporation with operations and distribution channels throughout the world, we are subject to and must comply with extensive laws and regulations in the United States and other jurisdictions in which we have operations and distribution channels. If we or our employees, agents, suppliers, and other partners fail to comply with any of these laws or regulations, such failure could subject us to fines, sanctions or other penalties that could negatively affect our reputation, business, financial condition and results of operations. Furthermore, laws, regulations and policies, as well as their evolving interpretation, can conflict, and compliance in one jurisdiction may result in legal or reputational risks in another jurisdiction. We are involved in various types of claims, lawsuits, regulatory proceedings and government investigations relating to our business, our products and the actions of our employees and representatives, including contractual and employment relationships, product liability, antitrust, trademark rights and a variety of other matters. It is not possible to predict with certainty the outcome of any such proceedings or investigations, and we could in the future incur judgments, fines or penalties, or enter into settlements of lawsuits and claims that could have a material adverse effect on our business, financial condition and results of operations and negatively impact our reputation. The global nature of our business means legal and compliance risks, such as anti-bribery, anti-corruption, fraud, trade, environmental, sustainability, competition, AI, privacy and other regulatory matters, will continue to exist or might increase, and additional legal proceedings and other contingencies have and will continue to arise from time to time, which could adversely affect us. In addition, the adoption of new laws or regulations, or changes in the interpretation of existing laws or regulations, may result in significant unanticipated legal and reputational risks. Moreover, the regulation of certain transactions we engage in, including those involving virtual goods and cryptocurrencies, remains in an early stage and subject to significant uncertainty. As a result, we are required to exercise our judgment as to whether or how certain laws or regulations apply, or may in the future apply, and it is possible that legislators, regulators and courts may disagree with our conclusions. Any current or future legal or regulatory proceedings could divert management's attention from our operations and result in substantial legal fees.

Failure to adequately protect or enforce our intellectual property rights could adversely affect our business.

We periodically discover counterfeit reproductions of our products or products that otherwise infringe our intellectual property rights. If we are unsuccessful in enforcing our intellectual property rights, continued sales of these products could adversely affect our sales and our brand and could result in a shift of consumer preference away from our products.

Our actions to establish and protect our intellectual property rights may not be adequate to prevent imitation of our products by others. We also may be unable to prevent others from seeking to block sales of our products as violations of proprietary rights.

We may be subject to liability if third parties successfully claim we infringe their intellectual property rights. Defending such claims could be expensive and time-consuming and might result in our entering into costly license agreements. We also may be subject to significant damages or injunctions against development, manufacturing, use, importation and/or sale of certain products.

We take various actions to prevent the unauthorized use and/or disclosure of our confidential information and intellectual property rights. These include contractual measures such as non-disclosure and non-compete agreements and agreements relating to our collaborations with third parties and providing confidential information awareness training. Our controls and efforts to prevent unauthorized use and/or disclosure of confidential information and intellectual property rights might not always be effective. For example, confidential information related to business strategy, innovations, new technologies, mergers and acquisitions, unpublished financial results or personal data could be prematurely, inadvertently, or improperly used or disclosed, resulting in a loss of reputation, loss of intellectual property rights, a decline in our stock price or a negative impact on our market position, and could lead to damages, fines, penalties or injunctions. In addition, products such as virtual goods, may raise novel intellectual property considerations, including adequacy and scope of assignment, licensing, transfer, copyright and other right-of-use issues.

In addition, the laws of certain countries may not protect or allow enforcement of intellectual property rights to the same extent as the laws of the United States. We may face significant expenses and liability in connection with the protection of our intellectual property rights, including outside the United States, and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

Regulations and best practices with respect to new technological developments, including generative AI, are in the process of being developed globally. These developments may affect aspects of our business that leverage these tools, and give rise to risks related to intellectual property infringement claims or harm to our reputation or brand image.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

In addition to our own sensitive and proprietary business information, we handle transactional and personal information about our wholesale customers and consumers and users of our digital experiences, which include online distribution channels and product engagement, adaptive products and personal fitness applications. Threat actors are increasingly sophisticated and employ social engineering techniques, such as phishing, and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers' networks, or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of our consumers', users' or employees' personal information or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our consumer and customer relationships, damage to our reputation; resulting in lost sales and consumers, fines, lawsuits, or significant legal and remediation expenses. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach.

In addition, we must comply with increasingly complex and rigorous, and sometimes conflicting, regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation (the "GDPR"); the United Kingdom enacted the UK General Data Protection Regulation (which implements the GDPR into UK law); several U.S. states have passed data privacy laws; China enacted the Data Security Law and Personal Information Protection Law; and additional jurisdictions have adopted or are considering proposing or adopting similar regulations. These laws, together with a growing patchwork of laws and regulations governing AI, automated decision-making, targeted advertising, profiling and consumer protection, impose additional obligations regarding the handling of personal data and other information, and these requirements continue to evolve. Compliance with existing, proposed and recently enacted laws and regulations is costly and time consuming, and any failure to comply with these regulatory standards could subject us to legal, operational and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against the Company by governmental entities or others, imposition of fines by governmental authorities and damage to our reputation and credibility and could have a negative impact on revenues and profits.

We could be subject to changes in tax rates, adoption of new tax laws or regulations, or changes in the interpretations thereof, additional tax liabilities or increased volatility in our effective tax rate.

We earn a substantial portion of our income in foreign countries and, as such, we are subject to the tax laws in the United States and numerous foreign jurisdictions. Current economic and political conditions make tax laws and regulations, or their interpretation and application, in any jurisdiction subject to significant change.

Proposals to reform U.S. and foreign tax laws could significantly impact how U.S. multinational corporations are taxed on global earnings and could increase the U.S. corporate tax rate. For example, the Organization for Economic Co-operation and Development (the "OECD") and the G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Inclusive Framework") has put forth two proposals, Pillar One and Pillar Two, that revise existing profit allocation and nexus rules and ensure a minimal level of taxation, respectively. Several countries in which we operate, including several European Union member states, have adopted domestic legislation to implement the Inclusive Framework's global corporate minimum tax rate of 15% which became effective for the Company in fiscal 2025. In January 2026, the OECD introduced a "side-by-side" framework under Pillar Two, largely exempting U.S. headquartered companies from the application of certain Pillar Two provisions. However, these provisions will need to be adopted into law by each of the OECD member countries to be effective. Although we cannot predict whether or in what form these proposals, or any other changes in the U.S. or foreign tax laws or regulations, will be enacted into law, these changes, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense and cash flows.

Portions of our operations are subject to a reduced tax rate or are under a tax holiday. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. Tax holidays and rulings can expire and may be extended when certain conditions are met, or terminated if certain conditions are not met. Any changes in conditions will impact certainty in treatment thus potentially impacting our effective income tax rate. For example, in January 2019, the European Commission opened a formal investigation to examine whether the Netherlands has breached State Aid rules when granting certain tax rulings to the Company. If this matter is adversely resolved, the Netherlands may be required to assess additional amounts with respect to prior periods, and the Company's income taxes related to prior periods in the Netherlands could increase.

We are also subject to the examination of our tax returns by the United States Internal Revenue Service ("IRS") and other tax authorities. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. The results of audits or related disputes could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. For example, we and our subsidiaries are also engaged in a number of intercompany transactions across multiple tax jurisdictions. Although we believe we have clearly reflected the economics of these transactions and the proper local transfer pricing documentation is in place, tax authorities may propose and sustain adjustments that could result in changes that may impact our mix of earnings in countries with differing statutory tax rates.

Failure of our contractors or our licensees' contractors to comply with our code of conduct, local laws and other standards could harm our business.

We have license agreements that permit independent parties to manufacture or contract for the manufacture of products using our intellectual property. We require the contractors that directly manufacture our products and our licensees that make products using our intellectual property (including, indirectly, their contract manufacturers) to comply with a code of conduct and other environmental, human rights, health and safety standards for the benefit of workers. We also require our contract manufacturers and the contractors of our licensees to comply with applicable standards for product safety. Notwithstanding their contractual obligations, from time to time contractors may not comply with such standards or applicable local law or our licensees may fail to enforce such standards or applicable local law on their contractors. If one or more of our direct or indirect contractors violates or fails to comply with, or is accused of violating or failing to comply with, such standards and laws, this could harm our reputation or result in a product recall and, as a result, could have an adverse effect on our sales and financial condition. Negative publicity regarding production methods, alleged unethical or illegal practices or workplace or related conditions of any of our suppliers, manufacturers or licensees could adversely affect our brand image and sales, force us to locate alternative suppliers, manufacturers or licensees or result in the imposition of additional regulations, including new or additional quotas, tariffs, sanctions, product safety regulations or other regulatory measures, by governmental authorities.

Risks Related to Our Securities, Investments and Liquidity

Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.

From time to time, we may invest in product offering and manufacturing innovation and expansion of existing businesses, such as our NIKE Direct operations, technology, business infrastructure, new businesses or capabilities, which require substantial cash investments and management attention. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. The failure of any significant investment or strategic initiative to provide expected returns or profitability, or to do so within anticipated timeframes, could have a material adverse effect on our financial results and divert management attention from more profitable business operations. See also "*Our NIKE Direct operations have required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.*"

The sale of a large number of shares of common stock by our principal shareholder could depress the market price of our common stock.

As of June 30, 2026, Swoosh, LLC beneficially owned approximately 79% of our Class A Common Stock. If, on June 30, 2026, all of these shares were converted into Class B Common Stock, Swoosh, LLC's commensurate ownership percentage of our Class B Common Stock would be approximately 16%. The shares are available for resale, subject to the requirements of the U.S. securities laws and the terms of the limited liability company agreement governing Swoosh, LLC. The sale or prospect of a sale of a substantial number of these shares could have an adverse effect on the market price of our common stock. Swoosh, LLC was formed by Mr. Philip Knight, our Chairman Emeritus, to hold the majority of his shares of Class A Common Stock. Mr. Knight does not have voting rights with respect to Swoosh, LLC, although Travis Knight, his son and a NIKE director, has a significant role in the management of the Class A Common Stock owned by Swoosh, LLC.

Changes in our credit ratings or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options.

Our long-term debt is currently rated Investment Grade by S&P Global Ratings and Moody's Ratings. While we have maintained our Investment Grade rating, in 2025, our rating was downgraded by S&P Global Ratings and Moody's Ratings. Any negative change to our credit rating may increase borrowing costs for our existing facilities and may increase borrowing costs for future long-term debt or short-term credit facilities. In addition, our financing options, including our access to credit or capital markets, could be adversely affected. We may also be subject to restrictive covenants that would reduce our flexibility to, among other things, incur additional indebtedness, make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, undergo fundamental changes and enter into transactions with affiliates. Failure to comply with such covenants could result in a default, and as a result, the commitments of our lenders under our credit agreements may be terminated and the maturity of amounts owed may be accelerated. In addition, macroeconomic conditions, such as increased volatility or disruption in the credit or capital markets, could adversely affect our ability to refinance existing debt.

If our internal controls are ineffective, our operating results could be adversely affected.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.

If our estimates or judgments relating to our critical accounting estimates prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base estimates on historical experience and other assumptions we believe are reasonable under the circumstances, as provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The results of these estimates form the basis for judgments about the carrying values of assets, liabilities and equity, and the amount of revenues and expenses not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to sales-related reserves, inventory reserves, hedge accounting for derivatives, income taxes and other contingencies. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class B Common Stock.

Anti-takeover provisions may impair an acquisition of the Company or reduce the price of our common stock.

There are provisions within our articles of incorporation and Oregon law intended to protect shareholder interests by providing the Board of Directors a means to attempt to deny coercive takeover attempts or to negotiate with a potential acquirer in order to obtain more favorable terms. Such provisions include a control share acquisition statute, a freeze-out statute, two classes of stock that vote separately on certain issues, and the fact that holders of Class A Common Stock elect three-quarters of the Board of Directors rounded down to the next whole number. However, such provisions could discourage, delay or prevent an unsolicited merger, acquisition or other change in control of the Company that some shareholders might believe to be in their best interests or in which shareholders might receive a premium for their common stock over the prevailing market price. These provisions could also discourage proxy contests for control of the Company.

We have in the past failed and may in the future fail to meet market expectations, which has caused and could in the future cause the price of our stock to decline.

Our Class B Common Stock is traded publicly, and at any given time various securities analysts follow our financial results and issue reports on us. These reports include information about our historical financial results as well as analysts' opinions of our future performance, which may, in part, be based upon any guidance we have provided. Analysts' estimates are often different from our estimates or expectations. If our operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline (which has happened in the past and could happen in the future). The market price of our Class B Common Stock has experienced volatility, and the scope and time horizon of any guidance we provide may change from period to period, each of which could contribute to further volatility in our stock price. We are currently subject to multiple securities class action and shareholder derivative lawsuits relating to a drop in our stock price and could become involved in additional litigation of this type in the future if our stock price is volatile for any reason. Any litigation could result in reputational damage, substantial costs and a diversion of management's attention and resources needed to successfully run our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

At NIKE, cybersecurity risk management is an important part of our overall risk management efforts. We have cybersecurity processes, technologies and controls in place to aid in our efforts to assess, identify and manage material risks associated with cybersecurity threats. We assess cybersecurity risk at both the board and management levels.

Management's Role in Managing Risk

At the management level, primary responsibility for assessing and managing material risks from cybersecurity threats rests with our Vice President, Foundational Technology & Services ("VP, FTS") who has over two decades of experience in data and information technology. The work within this organization is managed by two senior leaders, who each have over two decades of experience in information technology and cybersecurity. The VP, FTS reports to our Chief Technology Officer, who has significant experience leading technology teams at large public companies.

Our approach to managing cybersecurity risk is informed by the industry-standard National Institute of Standards and Technology Cybersecurity Framework. The VP, FTS has primary responsibility for implementing and overseeing our enterprise-wide cybersecurity strategy, policy, architecture and processes. We use various tools and methodologies to identify and manage cybersecurity risk, including risk assessments and a vulnerability management program that includes periodic penetration testing. We have a third-party cyber risk management program that conducts assessments on third parties who integrate with our data, network, systems and applications. These tools and methodologies inform our remediation activities, which are tracked and reported to senior management.

In addition, our internal audit function periodically conducts independent testing of the overall operations of our cybersecurity program and supporting control frameworks, and reports the results to the Audit & Finance Committee. We also engage third parties to assess our cybersecurity program maturity and to perform audits of portions of our cybersecurity control environment based on risk or where necessary to ensure regulatory compliance.

Our cybersecurity team meets frequently to monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents. In the event of a cybersecurity incident, we have an incident response plan that governs our immediate response including detection, escalation, assessment, management and remediation. As part of incident response, the cybersecurity team will also coordinate with external advisors and other key stakeholders as needed. The cybersecurity team routinely tests this plan across the organization to validate the procedures for appropriately escalating potentially material cybersecurity risks and incidents. Also, we provide an annual, mandatory cybersecurity training program for employees that is intended to help them understand cybersecurity risks and comply with our cybersecurity policies.

Board Oversight

Our Board of Directors has ultimate oversight of cybersecurity risk as part of its risk management oversight responsibilities, including with respect to cybersecurity risk priorities, resource allocation and oversight structures. The Board of Directors receives an update on our cybersecurity program on a quarterly basis, or more frequently as determined to be necessary or advisable. The Board of Directors has delegated risk management oversight responsibility for information security and data protection to the Audit & Finance Committee, which regularly reviews our cybersecurity program and related matters with management and reports to the Board of Directors. Topics discussed at the board level include our approach to cybersecurity risk management, key initiatives, the threat landscape and recent developments and trends. The Board of Directors is aware of the critical nature of managing risks associated with cybersecurity threats and is actively engaged in our cybersecurity risk management strategy.

Risks from Cybersecurity Threats

Even though, to date, cybersecurity risks have not materially affected our business or our results of operations, we have experienced cybersecurity incidents in the past and continue to face numerous and evolving cybersecurity threats. There can be no assurance that we, or the third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. For additional information about the cybersecurity risks we face, see the risk factor entitled "We rely significantly on information technology to operate our business, including our supply chain and retail operations, and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business" in Item 1A. Risk Factors.

ITEM 2. PROPERTIES

The following is a summary of principal properties owned or leased by NIKE:

The Philip H. Knight Campus, owned by NIKE and located near Beaverton, Oregon, USA, is an approximately 400-acre site consisting of over 40 buildings which, together with adjacent leased properties, functions as our global headquarters and is occupied by approximately 10,600 employees engaged in management, research, design, development, marketing, finance and other administrative functions serving nearly all of our segments. We lease a similar, but smaller, administrative facility in Hilversum, the Netherlands, which serves as the headquarters for our EMEA geography and management of certain brand functions for our non-U.S. operations. We also lease an office complex in Shanghai, China, our headquarters for our Greater China geography, occupied by employees focused on implementing our wholesale, NIKE Direct and merchandising strategies in the region, among other functions.

In the United States, NIKE has eight significant distribution centers. Four are located in or near Memphis, Tennessee, two of which are owned and two of which are leased. Three other distribution centers, one located near Indianapolis, Indiana, one located in Dayton, Tennessee and one located in Bloomington, California, are leased and operated by third-party logistics providers. One distribution center for Converse is located in Ontario, California, which is leased. NIKE has a number of distribution facilities outside the United States, some of which are leased and operated by third-party logistics providers. The most significant distribution facilities outside the United States are located in Laakdal, Belgium; Taicang, China; Tomisato, Japan and Icheon, Korea, all of which we own.

Air Manufacturing Innovation manufactures cushioning components used in footwear at NIKE-owned and leased facilities located near Beaverton, Oregon, and in Dong Nai City, Vietnam, as well as at NIKE-owned facilities in St. Charles, Missouri.

Aside from the principal properties described above, we lease many offices worldwide for sales and administrative purposes. We lease approximately 980 retail stores worldwide, which primarily consist of factory stores. See Item 1. Business "United States Market" and "International Markets" for additional information regarding our retail stores. Our leases expire at various dates through the fiscal year 2059.

ITEM 3. LEGAL PROCEEDINGS

We do not believe there are any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which any of our property is the subject. Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

NIKE's Class B Common Stock is listed on the New York Stock Exchange and trades under the symbol NKE. At July 8, 2026, there were approximately 20,000 holders of record of NIKE's Class B Common Stock and 16 holders of record of NIKE's Class A Common Stock. These figures do not include beneficial owners who hold shares in nominee name. The Class A Common Stock is not publicly traded, but each share is convertible upon request of the holder into one share of Class B Common Stock. Refer to our Consolidated Statements of Shareholders' Equity for dividends declared on the Class A and Class B Common Stock.

In June 2022, the Board of Directors approved a four-year, $18 billion share repurchase program (the "Share Repurchase Program"). In June 2026, the Board of Directors reapproved the current program to continue without a fixed expiration date and without increasing the aggregate amount authorized for repurchase. As of May 31, 2026, the Company had repurchased 124.4 million shares at an average price of $97.57 per share for a total approximate cost of $12.1 billion under the Share Repurchase Program, and approximately $5.9 billion of the Company's Class B Common Stock remains available for repurchase. The size and timing of these purchases, if any, will depend on market conditions and the Company's liquidity and capital needs, as well as other factors. No shares were repurchased during the quarter ended May 31, 2026. We paused repurchases under this program during the first quarter of fiscal 2026.

All share repurchases were made under NIKE's publicly announced program, and there are no other programs under which the Company repurchases shares.

PERFORMANCE GRAPH

The following graph demonstrates a five-year comparison of cumulative total returns for NIKE's Class B Common Stock; the S&P 500 Stock Index; the Dow Jones U.S. Footwear Index; and the S&P Apparel, Accessories & Luxury Goods Index. The graph assumes an investment of $100 on May 31, 2021, in each of the indices and our Class B Common Stock. Each of the indices assumes that all dividends were reinvested on the day of issuance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG NIKE, INC.; S&P 500 INDEX; THE DOW JONE U.S. FOOTWEAR INDEX; AND S&P APPAREL, ACCESSORIES & LUXURY GOODS INDEX



The Dow Jones U.S. Footwear Index and the S&P Apparel, Accessories & Luxury Goods Index include companies in two major lines of business in which the Company competes. The indices do not encompass all of the Company's competitors, nor all product categories and lines of business in which the Company is engaged. Because NIKE is part of the Dow Jones U.S. Footwear Index, the price and returns of NIKE stock have a substantial effect on this index.

The stock performance shown on the performance graph above is not necessarily indicative of future performance. The Company will not make or endorse any predictions as to future stock performance.

The performance graph above is being furnished solely to accompany this Annual Report pursuant to Item 201(e) of Regulation S-K, is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

NIKE designs, develops, markets and sells athletic footwear, apparel, equipment, accessories and services worldwide. We are the largest seller of athletic footwear and apparel in the world. We sell our products through two distribution channels: NIKE Direct operations, which are comprised of both NIKE-owned retail stores and sales through our digital platforms (also referred to as "NIKE Brand Digital"), and to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives in nearly all countries around the world. Our goal is to deliver value to our shareholders by building a profitable global portfolio of branded footwear, apparel, equipment and accessories.

Our strategy is to achieve sustainable, profitable long-term revenue growth by leading with sport, creating innovative, "must-have" products, building deep personal consumer connections with our brands and delivering compelling consumer experiences through digital platforms and at retail.

FISCAL 2026 FINANCIAL HIGHLIGHTS

- NIKE, Inc. Revenues were $46.4 billion in fiscal 2026 compared to $46.3 billion in fiscal 2025, flat on a reported basis and down 2% on a currency-neutral basis.

- NIKE Brand wholesale revenues were $27.5 billion in fiscal 2026 compared to $25.9 billion in fiscal 2025. The increase on a currency-neutral basis was driven by higher revenues in North America, primarily offset by lower revenues in Greater China.

- NIKE Direct revenues were $17.7 billion in fiscal 2026 compared to $18.8 billion in fiscal 2025, primarily driven by a decrease in traffic.

- Gross margin in fiscal 2026 increased 20 basis points to 42.9%.

- Inventories as of May 31, 2026 were $7.5 billion, flat compared to the prior year, primarily reflecting an increase in units, offset by product mix.

- We returned approximately $2.5 billion to our shareholders in fiscal 2026 primarily through dividends.

- Return on Invested Capital ("ROIC") was 18.7% as of May 31, 2026, compared to 20.2% as of May 31, 2025. ROIC is considered a non-GAAP financial measure, see "Use of Non-GAAP Financial Measures" for additional information.

For discussion related to the results of operations and changes in financial condition in fiscal 2025 compared to fiscal 2024, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our fiscal 2025 Form 10-K, which was filed with the United States Securities and Exchange Commission on July 17, 2025.

FACTORS IMPACTING OUR BUSINESS

We are navigating through several external factors that create uncertainty and volatility in the operating environment, including, but not limited to, geopolitical dynamics, tax regulation, fluctuating foreign currency exchange rates and evolving tariff policies. These factors, and any changes to these factors, among others, could have a material adverse impact on consumer behavior and on our future Revenues and overall profitability. For a discussion of these factors and other risks, refer to Item 1A. Risk Factors.

Despite these factors, we are focused on driving distinction within key sports, building a complete product portfolio, creating stories to inspire and emotionally connect with consumers, and elevating and growing the entire marketplace as we continue to take actions across the following areas:

- **Product Management:** Accelerating product innovation and reducing the supply of certain footwear products in the marketplace to rebalance the mix of our footwear portfolio.

- **Marketplace Management:** Repositioning NIKE Brand Digital as a full-price platform and reinvesting in wholesale distribution. This includes liquidating inventory through increased markdowns across NIKE Direct, and higher sales returns and discounts with our wholesale partners to reduce inventory and create capacity for new product. We are also making investments to elevate the presentation of our brands in physical retail.

- **Brand Management:** Increasing investment in demand creation including brand marketing and sports marketing, to support key product launches and sports moments.

Our reportable operating segments are at different stages of progress, and we expect to complete these actions by the end of December 2026. The timing of financial impacts has varied and will continue to vary by segment. North America has made the most progress against these actions, while Greater China and Converse will take more time.

Additionally, in Greater China, a trend of declining store traffic, elevated promotional activity and higher levels of inventory across the marketplace are negatively impacting revenues and overall profitability, while Converse is in the midst of a strategic reset of the brand and marketplace. We expect negative impacts from Greater China and Converse to continue throughout fiscal 2027.

While these product, marketplace and brand management actions taken across our portfolio have had, and in the future may have, a negative impact on our Revenues and overall profitability, we believe they will reignite brand momentum and reposition our business to drive long-term shareholder value.

We have also taken steps to operate more efficiently and profitably, primarily through realigning costs across our supply chain and technology to serve an integrated marketplace. In fiscal 2026, we recognized charges of $385 million associated with employee severance costs. We continue to evaluate opportunities across the Company and may take additional actions which could lead to additional charges in future quarters. For additional information, refer to Note 18 — Severance, Restructuring and Other Employee Costs within the accompanying Notes to the Consolidated Financial Statements.

OTHER MATTERS

On February 20, 2026, the U.S. Supreme Court ruled that U.S. tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") on goods imported into the U.S. were unauthorized. During the fourth quarter of fiscal 2026, we deemed the recovery of IEEPA tariffs paid to be probable. Accordingly, we recognized a benefit of $986 million in Cost of sales within the Consolidated Statements of Income for the recovery of IEEPA tariffs paid, for which $965 million and $21 million of the benefit was classified within North America and Converse, respectively, largely offsetting the impact of the IEEPA tariffs recognized during fiscal 2026. As of May 31, 2026, we received $302 million and recorded $684 million of outstanding IEEPA tariff receivables reflected within Accounts receivable, net on the Consolidated Balance Sheets. Subsequent to May 31, 2026, we received substantially all of the remaining IEEPA tariff receivable. We will continue to monitor developments pertaining to the import and export policies of the U.S. and other countries, as well as those pertaining to tariff refunds and litigation, that could impact our financial position, results of operations and cash flows.

USE OF NON-GAAP FINANCIAL MEASURES

Throughout this Annual Report on Form 10-K, we discuss non-GAAP financial measures, which should be considered in addition to, and not in lieu of, the financial measures calculated and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). References to these measures should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP and may not be comparable to similarly titled measures used by other companies. Management uses these non-GAAP measures when evaluating the Company's performance, including when making financial and operating decisions. Additionally, management believes these non-GAAP financial measures provide investors with additional financial information that should be considered when assessing our underlying business performance and trends.

Earnings Before Interest and Taxes ("EBIT") and EBIT margin: Calculated as Net income before Interest (income) expense, net and Income tax expense in the Consolidated Statements of Income and total NIKE, Inc. EBIT divided by total NIKE, Inc. Revenues in the Consolidated Statements of Income, respectively. Total NIKE, Inc. EBIT and EBIT margin calculations in fiscal 2026, 2025 and 2024 are as follows:

(Dollars in millions)	YEAR ENDED MAY 31,					
		2026		2025		2024
Net income	$	3,108	$	3,219	$	5,700
Add: Interest (income) expense, net		(50)		(107)		(161)
Add: Income tax expense		792		666		1,000
EBIT	$	**3,850**	$	**3,778**	$	**6,539**
Total NIKE, Inc. Revenues		46,398		46,309		51,362
Net income margin		*6.7%*		*7.0%*		*11.1%*
EBIT margin		*8.3%*		*8.2%*		*12.7%*

Return on Invested Capital ("ROIC"): Represents a performance measure that management believes is useful information in understanding the Company's ability to effectively manage invested capital. Our ROIC calculation as of May 31, 2026 and 2025 is as follows:

(Dollars in millions)	FOR THE TRAILING FOUR QUARTERS ENDED			
		MAY 31, 2026		MAY 31, 2025
Numerator				
Net income	$	3,108	$	3,219
Add: Interest (income) expense, net		(50)		(107)
Add: Income tax expense		792		666
EBIT		3,850		3,778
Income tax adjustment[1]		(782)		(645)
Earnings before interest and after taxes	$	3,068	$	3,133

(Dollars in millions)	AVERAGE FOR THE TRAILING FIVE QUARTERS ENDED			
		MAY 31, 2026		MAY 31, 2025
Denominator				
Total debt[2]	$	11,113	$	11,814
Add: Shareholders' equity		13,944		13,926
Less: Cash and equivalents and Short-term investments		8,631		10,236
Total invested capital	$	16,426	$	15,504
ROIC		18.7%		20.2%

(1) Equals EBIT multiplied by the effective tax rate as of each of the respective quarter ends.

(2) Total debt includes the following: 1) Current portion of long-term debt, 2) Current portion of operating lease liabilities, 3) Long-term debt and 4) Operating lease liabilities.

Currency-neutral revenues: Currency-neutral revenues enhance visibility to underlying business trends, excluding the impact of translation arising from foreign currency exchange rate fluctuations. Currency-neutral revenues are calculated using actual exchange rates in use during the comparative prior year period in place of the exchange rates in use during the current period.

COMPARABLE STORE SALES

Comparable store sales: This key metric, which excludes NIKE Brand Digital sales, comprises revenues from NIKE-owned in-line and factory stores for which all three of the following requirements have been met: (1) the store has been open at least one year, (2) square footage has not changed by more than 15% within the past year and (3) the store has not been permanently repositioned within the past year. Comparable store sales represents a performance metric that we believe is useful information for management and investors in understanding the performance of our established NIKE-owned in-line and factory stores. Management considers this metric when making financial and operating decisions. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of this metric may not be comparable to similarly titled metrics used by other companies.

RESULTS OF OPERATIONS

(Dollars in millions, except per share data)	FISCAL 2026	FISCAL 2025	% CHANGE	FISCAL 2024	% CHANGE
Revenues	$ 46,398	$ 46,309	0%	$ 51,362	-10%
Cost of sales	26,487	26,519	0%	28,475	-7%
Gross profit	19,911	19,790	1%	22,887	-14%
Gross margin	*42.9 %*	*42.7 %*		*44.6 %*	
Demand creation expense	4,754	4,689	1%	4,285	9%
Operating overhead expense	11,360	11,399	0%	12,291	-7%
Total selling and administrative expense	16,114	16,088	0%	16,576	-3%
% of revenues	*34.7 %*	*34.7 %*		*32.3 %*	
Interest (income) expense, net	(50)	(107)	—	(161)	—
Other (income) expense, net	(53)	(76)	—	(228)	—
Income before income taxes	3,900	3,885	0%	6,700	-42%
Income tax expense	792	666	19%	1,000	-33%
Effective tax rate	*20.3 %*	*17.1 %*		*14.9 %*	
NET INCOME	**$ 3,108**	**$ 3,219**	**-3%**	**$ 5,700**	**-44%**
Diluted earnings per common share	$ 2.10	$ 2.16	-3%	$ 3.73	-42%

CONSOLIDATED OPERATING RESULTS

REVENUES

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]
NIKE, Inc. Revenues:							
NIKE Brand Revenues by:							
Footwear	$ 29,525	$ 29,510	0%	-2%	$ 33,427	-12%	-11%
Apparel	13,449	12,965	4%	2%	13,775	-6%	-5%
Equipment	2,199	2,191	0%	-2%	2,075	6%	6%
Global Brand Divisions[2]	49	48	2%	2%	45	7%	10%
TOTAL NIKE BRAND REVENUES[3]	**$ 45,222**	**$ 44,714**	**1%**	**-1%**	**$ 49,322**	**-9%**	**-9%**
Converse	1,174	1,692	-31%	-32%	2,082	-19%	-18%
Corporate[4]	2	(97)	—	—	(42)	—	—
TOTAL NIKE, INC. REVENUES	**$ 46,398**	**$ 46,309**	**0%**	**-2%**	**$ 51,362**	**-10%**	**-9%**
Supplemental NIKE Brand Revenues Details:							
NIKE Brand Revenues by:							
Sales to Wholesale Customers	$ 27,453	$ 25,883	6%	4%	$ 27,758	-7%	-6%
Sales through NIKE Direct	17,720	18,783	-6%	-8%	21,519	-13%	-12%
Global Brand Divisions[2]	49	48	2%	2%	45	7%	10%
TOTAL NIKE BRAND REVENUES[3]	**$ 45,222**	**$ 44,714**	**1%**	**-1%**	**$ 49,322**	**-9%**	**-9%**

(1) The percent change excluding currency changes represents a non-GAAP financial measure. For additional information, see "Use of Non-GAAP Financial Measures".

(2) Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

(3) Included in NIKE Brand revenues are sales of Jordan Brand products of $7,034 million, $7,270 million and $8,701 million in fiscal 2026, 2025 and 2024, respectively, decreasing 3% and 16% on a reported basis and decreasing 5% and 16% on a currency-neutral basis, for fiscal 2026 and 2025, respectively.

(4) Corporate revenues primarily consist of foreign currency gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

FISCAL 2026 NIKE BRAND REVENUE HIGHLIGHTS

The following tables present NIKE Brand revenues disaggregated by reportable operating segment, distribution channel and major product line:



FISCAL 2026 COMPARED TO FISCAL 2025

- NIKE, Inc. Revenues were $46.4 billion in fiscal 2026 compared to $46.3 billion in fiscal 2025. On a currency-neutral basis, NIKE, Inc. Revenues decreased 2%, primarily due to lower revenues in Greater China, Converse and Europe, Middle East & Africa ("EMEA"), which decreased NIKE, Inc. Revenues by approximately 2, 1 and 1 percentage points, respectively. Higher revenues in North America increased NIKE, Inc. Revenues by approximately 2 percentage points.

- NIKE Brand revenues were $45.2 billion in fiscal 2026 compared to $44.7 billion in fiscal 2025, an increase of 1% and a decrease of 1% on a reported and currency-neutral basis, respectively.

  - NIKE Brand footwear revenues were $29.5 billion in fiscal 2026 compared to $29.5 billion in fiscal 2025. On a currency-neutral basis, NIKE Brand footwear revenues decreased 2%. Unit sales of footwear decreased 1%, while lower average selling price ("ASP") per pair reduced footwear revenues by approximately 1 percentage point. Lower ASP per pair was primarily due to channel mix, partially offset by product mix and strategic pricing.

  - NIKE Brand apparel revenues were $13.4 billion in fiscal 2026 compared to $13.0 billion in fiscal 2025. On a currency-neutral basis, NIKE Brand apparel revenues increased 2%. Unit sales of apparel increased 1%, while higher ASP per unit contributed approximately 1 percentage point of apparel revenue growth. Higher ASP per unit was primarily due to product mix, partially offset by higher discounts and channel mix.

  - NIKE Brand wholesale revenues were $27.5 billion in fiscal 2026 compared to $25.9 billion in fiscal 2025, up 6% on a reported basis and up 4% on a currency-neutral basis. The increase on a currency-neutral basis was driven by higher revenues in North America, primarily offset by lower revenues in Greater China.

  - NIKE Direct revenues were $17.7 billion in fiscal 2026 compared to $18.8 billion in fiscal 2025, down 6% on a reported basis. On a currency-neutral basis, NIKE Direct revenues were down 8% due to declines in NIKE Brand Digital sales of 12% and declines in NIKE store sales of 4%. NIKE Brand Digital sales were $8.6 billion in fiscal 2026 compared to $9.6 billion in fiscal 2025, with declines primarily due to reduced traffic. NIKE store sales were $9.1 billion in fiscal 2026 compared to $9.2 billion in fiscal 2025. Comparable store sales decreased 4%. For additional information regarding comparable store sales, including the definition, see "Comparable Store Sales".

GROSS MARGIN

FISCAL 2026 COMPARED TO FISCAL 2025

For fiscal 2026, our consolidated gross profit increased 1% to $19.9 billion compared to $19.8 billion for fiscal 2025. Gross margin increased 20 basis points to 42.9% for fiscal 2026 compared to 42.7% for fiscal 2025 due to the following:



- Lower warehousing and logistics costs (increasing gross margin approximately 20 basis points), primarily due to channel mix;

- Favorable changes in net foreign currency exchange rates, including hedges (increasing gross margin approximately 20 basis points); and

- Lower other costs (increasing gross margin approximately 20 basis points).

This was partially offset by:

- Lower gross margin from Converse (decreasing gross margin approximately 20 basis points); and

- Higher NIKE Brand product costs (decreasing gross margin approximately 20 basis points).

TOTAL SELLING AND ADMINISTRATIVE EXPENSE

(Dollars in millions)	FISCAL 2026		FISCAL 2025	% CHANGE	FISCAL 2024	% CHANGE
Demand creation expense[1]	$	4,754	$ 4,689	1%	$ 4,285	9%
Operating overhead expense[2]		11,360	11,399	0%	12,291	-7%
Total selling and administrative expense	$	16,114	$ 16,088	0%	$ 16,576	-3%
% of revenues		*34.7%*	*34.7%*	*0 bps*	*32.3%*	*240 bps*

(1) *Demand creation expense consists of brand marketing expense and sports marketing expense. Brand marketing expense includes advertising and promotion costs such as production and media costs, digital marketing expense, brand events and retail brand presentation costs. Sports marketing expense includes expenses related to endorsement contracts, complimentary product and sports marketing events.*

(2) *Operating overhead expense consists primarily of wage and benefit-related expenses and other administrative costs, such as research and development costs, bad debt expense, rent, depreciation and amortization and costs related to professional services, certain technology investments, meetings and travel.*

FISCAL 2026 COMPARED TO FISCAL 2025

Demand creation expense increased 1% due to higher sports marketing expense and unfavorable changes in foreign currency exchange rates, partially offset by lower brand marketing expense, reflecting higher investment in key sports events in the prior year. Changes in foreign currency exchange rates increased Demand creation expense by approximately 2 percentage points.

Operating overhead expense was flat as lower other administrative costs were offset by higher wage-related expense, driven by employee severance costs, and unfavorable changes in foreign currency exchange rates. Changes in foreign currency exchange rates increased Operating overhead expense by approximately 1 percentage point.

OTHER (INCOME) EXPENSE, NET

(Dollars in millions)	FISCAL 2026	FISCAL 2025	FISCAL 2024
Other (income) expense, net	$ (53)	$ (76)	$ (228)

Other (income) expense, net comprises foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments, as well as unusual or non-operating transactions that are outside the normal course of business.

FISCAL 2026 COMPARED TO FISCAL 2025

Other (income) expense, net decreased from $76 million of other income, net, to $53 million of other income, net, primarily due to an unfavorable net change in foreign currency conversion gains and losses, including hedges, partially offset by settlements of legal matters.

INCOME TAXES

	FISCAL 2026	FISCAL 2025	% CHANGE	FISCAL 2024	% CHANGE
Effective tax rate	20.3%	17.1%	320 bps	14.9%	220 bps

FISCAL 2026 COMPARED TO FISCAL 2025

Our effective tax rate increased from 17.1% to 20.3%, primarily due to a prior year one-time, non-cash deferred tax benefit provided by U.S. tax regulations related to foreign currency gains and losses.

SEGMENT INFORMATION

See Note 15 — Segment Information in the accompanying Notes to the Consolidated Financial Statements for a description of our segments and related information.

The breakdown of Revenues is as follows:

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]
North America	$ 20,511	$ 19,572	5%	5%	$ 21,396	-9%	-8%
Europe, Middle East & Africa	12,572	12,257	3%	-3%	13,607	-10%	-10%
Greater China	5,847	6,586	-11%	-13%	7,545	-13%	-12%
Asia Pacific & Latin America	6,243	6,251	0%	-1%	6,729	-7%	-3%
Global Brand Divisions[2]	49	48	2%	2%	45	7%	10%
TOTAL NIKE BRAND	**$ 45,222**	**$ 44,714**	**1%**	**-1%**	**$ 49,322**	**-9%**	**-9%**
Converse	1,174	1,692	-31%	-32%	2,082	-19%	-18%
Corporate[3]	2	(97)	—	—	(42)	—	—
TOTAL NIKE, INC. REVENUES	**$ 46,398**	**$ 46,309**	**0%**	**-2%**	**$ 51,362**	**-10%**	**-9%**

(1) The percent change excluding currency changes represents a non-GAAP financial measure. For additional information, see "Use of Non-GAAP Financial Measures".

(2) Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

(3) Corporate revenues primarily consist of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

The Company uses EBIT as the primary financial measure to evaluate performance of its segments. The breakdown of EBIT is as follows:

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	FISCAL 2024	% CHANGE
North America	$ 5,376	$ 4,735	14%	$ 5,822	-19%
Europe, Middle East & Africa	2,417	2,575	-6%	3,388	-24%
Greater China	1,278	1,602	-20%	2,309	-31%
Asia Pacific & Latin America	1,387	1,527	-9%	1,885	-19%
Global Brand Divisions	(4,603)	(4,699)	2%	(4,720)	0%
TOTAL NIKE BRAND[1]	**$ 5,855**	**$ 5,740**	**2%**	**$ 8,684**	**-34%**
Converse	18	240	-93%	474	-49%
Corporate	(2,023)	(2,202)	8%	(2,619)	16%
TOTAL NIKE, INC. EBIT[1]	**$ 3,850**	**$ 3,778**	**2%**	**$ 6,539**	**-42%**
Interest (income) expense, net	(50)	(107)	—	(161)	—
Income tax expense	792	666	19%	1,000	-33%
NET INCOME	**$ 3,108**	**$ 3,219**	**-3%**	**$ 5,700**	**-44%**
Total NIKE, Inc. Revenues	$ 46,398	$ 46,309	0%	$ 51,362	-10%
Net income margin	*6.7 %*	*7.0 %*		*11.1 %*	
EBIT margin[1]	*8.3 %*	*8.2 %*		*12.7 %*	

(1) Total NIKE Brand EBIT, Total NIKE, Inc. EBIT and EBIT margin represent non-GAAP financial measures. See "Use of Non-GAAP Financial Measures" for additional information.

NORTH AMERICA

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 13,317	$ 12,684	5%	5%	$ 14,537	-13%	-13%
Apparel	6,075	5,837	4%	4%	5,953	-2%	-2%
Equipment	1,119	1,051	6%	6%	906	16%	16%
TOTAL REVENUES	**$ 20,511**	**$ 19,572**	**5%**	**5%**	**$ 21,396**	**-9%**	**-8%**
Revenues by:							
Sales to Wholesale Customers	$ 11,958	$ 10,484	14%	14%	$ 11,004	-5%	-5%
Sales through NIKE Direct	8,553	9,088	-6%	-6%	10,392	-13%	-12%
TOTAL REVENUES	**$ 20,511**	**$ 19,572**	**5%**	**5%**	**$ 21,396**	**-9%**	**-8%**
Cost of sales	11,160	11,056	1%		11,899	-7%	
Gross profit	9,351	8,516	10%		9,497	-10%	
Gross margin	*45.6%*	*43.5%*	*210 bps*		*44.4%*	*-90 bps*	
Demand creation expense	1,730	1,633	6%		1,495	9%	
Operating overhead expense	2,259	2,150	5%		2,189	-2%	
Total selling and administrative expense	3,989	3,783	5%		3,684	3%	
Other segment items	(14)	(2)	—		(9)	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 5,376**	**$ 4,735**	**14%**		**$ 5,822**	**-19%**	

FISCAL 2026 COMPARED TO FISCAL 2025

- North America revenues increased 5% on a currency-neutral basis. Wholesale revenues increased 14% including expanded distribution, higher shipments to existing partners and fewer marketplace management actions taken in the current year. NIKE Direct revenues decreased 6% due to declines in digital sales of 10% and declines in store sales of 2%. Comparable store sales decreased 2%.

- Footwear revenues increased 5% on a currency-neutral basis. Unit sales of footwear increased 6%, while lower ASP per pair reduced footwear revenues by approximately 1 percentage point. Lower ASP per pair was primarily due to channel mix, partially offset by product mix and strategic pricing.

- Apparel revenues increased 4% on a currency-neutral basis. Unit sales of apparel increased 2%, while higher ASP per unit contributed approximately 2 percentage points of apparel revenue growth. Higher ASP per unit was primarily due to product mix, partially offset by channel mix.

Reported EBIT increased 14% reflecting higher reported revenues and the following:

- Gross margin expansion of 210 basis points primarily due to lower product costs, lower warehousing and logistics costs driven by channel mix, and higher ASP. Higher ASP primarily reflects strategic pricing and product mix, partially offset by channel mix.

- Demand creation expense increased 6% primarily due to higher sports marketing expense.

- Operating overhead expense increased 5% primarily due to higher wage-related expense.

EUROPE, MIDDLE EAST & AFRICA

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 7,643	$ 7,569	1%	-5%	$ 8,473	-11%	-10%
Apparel	4,210	3,971	6%	0%	4,380	-9%	-9%
Equipment	719	717	0%	-6%	754	-5%	-5%
TOTAL REVENUES	**$ 12,572**	**$ 12,257**	**3%**	**-3%**	**$ 13,607**	**-10%**	**-10%**
Revenues by:							
Sales to Wholesale Customers	$ 8,461	$ 8,022	5%	0%	$ 8,562	-6%	-6%
Sales through NIKE Direct	4,111	4,235	-3%	-9%	5,045	-16%	-16%
TOTAL REVENUES	**$ 12,572**	**$ 12,257**	**3%**	**-3%**	**$ 13,607**	**-10%**	**-10%**
Cost of sales	7,313	6,967	5%		7,589	-8%	
Gross profit	5,259	5,290	-1%		6,018	-12%	
Gross margin	*41.8%*	*43.2%*	*-140 bps*		*44.2%*	*-100 bps*	
Demand creation expense	1,286	1,222	5%		1,114	10%	
Operating overhead expense	1,555	1,479	5%		1,517	-3%	
Total selling and administrative expense	2,841	2,701	5%		2,631	3%	
Other segment items	1	14	—		(1)	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 2,417**	**$ 2,575**	**-6%**		**$ 3,388**	**-24%**	

FISCAL 2026 COMPARED TO FISCAL 2025

- EMEA revenues decreased 3% on a currency-neutral basis. Wholesale revenues were flat. NIKE Direct revenues decreased 9% due to declines in digital sales of 10% and declines in store sales of 8%. Comparable store sales decreased 7%.

- Footwear revenues decreased 5% on a currency-neutral basis. Unit sales of footwear decreased 2%, while lower ASP per pair reduced footwear revenues by approximately 3 percentage points. Lower ASP per pair was primarily due to higher discounts, partially offset by product mix.

- Apparel revenues were flat on a currency-neutral basis. Unit sales of apparel increased 1%, while lower ASP per unit reduced apparel revenues by approximately 1 percentage point. Lower ASP per unit was primarily due to higher discounts, partially offset by product mix.

Reported EBIT decreased 6% reflecting higher reported revenues and the following:

- Gross margin contraction of 140 basis points primarily due to lower ASP, reflecting higher discounts, and unfavorable changes in standard foreign currency exchange rates.

- Demand creation expense increased 5% due to unfavorable changes in foreign currency exchange rates and higher sports marketing expense, partially offset by lower brand marketing expense, reflecting higher investment in key sports events in the prior year.

- Operating overhead expense increased 5% primarily due to unfavorable changes in foreign currency exchange rates, partially offset by lower other administrative costs.

GREATER CHINA

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 4,188	$ 4,805	-13%	-15%	$ 5,552	-13%	-13%
Apparel	1,535	1,616	-5%	-7%	1,828	-12%	-12%
Equipment	124	165	-25%	-26%	165	0%	1%
TOTAL REVENUES	**$ 5,847**	**$ 6,586**	**-11%**	**-13%**	**$ 7,545**	**-13%**	**-12%**
Revenues by:							
Sales to Wholesale Customers	$ 3,255	$ 3,699	-12%	-14%	$ 4,262	-13%	-13%
Sales through NIKE Direct	2,592	2,887	-10%	-12%	3,283	-12%	-12%
TOTAL REVENUES	**$ 5,847**	**$ 6,586**	**-11%**	**-13%**	**$ 7,545**	**-13%**	**-12%**
Cost of sales	3,177	3,558	-11%		3,761	-5%	
Gross profit	2,670	3,028	-12%		3,784	-20%	
Gross margin	*45.7%*	*46.0%*	*-30 bps*		*50.2%*	*-420 bps*	
Demand creation expense	455	529	-14%		519	2%	
Operating overhead expense	993	973	2%		1,019	-5%	
Total selling and administrative expense	1,448	1,502	-4%		1,538	-2%	
Other segment items	(56)	(76)	—		(63)	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 1,278**	**$ 1,602**	**-20%**		**$ 2,309**	**-31%**	

FISCAL 2026 COMPARED TO FISCAL 2025

- Greater China revenues decreased 13% on a currency-neutral basis. Wholesale revenues decreased 14%, reflecting our actions to prioritize marketplace health. NIKE Direct revenues decreased 12% due to declines in digital sales of 29% and declines in store sales of 4%. Comparable store sales decreased 6%.

- Footwear revenues decreased 15% on a currency-neutral basis. Unit sales of footwear decreased 14%, while lower ASP per pair reduced footwear revenues by approximately 1 percentage point. Lower ASP per pair was primarily due to channel mix and product mix, partially offset by lower discounts.

- Apparel revenues decreased 7% on a currency-neutral basis. Unit sales of apparel decreased 8%, while higher ASP per unit contributed approximately 1 percentage point of apparel revenue growth. Higher ASP per unit was primarily due to product mix, partially offset by channel mix.

Reported EBIT decreased 20% reflecting lower reported revenues and the following:

- Gross margin contraction of 30 basis points primarily due to unfavorable changes in standard foreign currency exchange rates.

- Demand creation expense decreased 14% primarily due to lower brand marketing expense.

- Operating overhead expense increased 2% due to higher wage-related expense and unfavorable changes in foreign currency exchange rates, partially offset by lower other administrative costs.

ASIA PACIFIC & LATIN AMERICA

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 4,377	$ 4,452	-2%	-3%	$ 4,865	-8%	-4%
Apparel	1,629	1,541	6%	5%	1,614	-5%	-1%
Equipment	237	258	-8%	-9%	250	3%	7%
TOTAL REVENUES	**$ 6,243**	**$ 6,251**	**0%**	**-1%**	**$ 6,729**	**-7%**	**-3%**
Revenues by:							
Sales to Wholesale Customers	$ 3,779	$ 3,678	3%	2%	$ 3,930	-6%	-3%
Sales through NIKE Direct	2,464	2,573	-4%	-6%	2,799	-8%	-3%
TOTAL REVENUES	**$ 6,243**	**$ 6,251**	**0%**	**-1%**	**$ 6,729**	**-7%**	**-3%**
Cost of sales	3,619	3,502	3%		3,639	-4%	
Gross profit	2,624	2,749	-5%		3,090	-11%	
Gross margin	*42.0%*	*44.0%*	*-200 bps*		*45.9%*	*-190 bps*	
Demand creation expense	416	421	-1%		407	3%	
Operating overhead expense	828	804	3%		801	0%	
Total selling and administrative expense	1,244	1,225	2%		1,208	1%	
Other segment items	(7)	(3)	—		(3)	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 1,387**	**$ 1,527**	**-9%**		**$ 1,885**	**-19%**	

FISCAL 2026 COMPARED TO FISCAL 2025

- Asia Pacific & Latin America revenues decreased 1% on a currency-neutral basis primarily due to lower revenues in Southeast Asia & India, Japan and Korea, partially offset by higher revenues in Central & South America and Pacific. Wholesale revenues increased 2%. NIKE Direct revenues decreased 6% due to declines in digital sales of 9% and declines in store sales of 1%. Comparable store sales decreased 4%.

- Footwear revenues decreased 3% on a currency-neutral basis. Unit sales of footwear decreased 3%, while ASP per pair was flat as product mix and strategic pricing were offset primarily by higher discounts and channel mix.

- Apparel revenues increased 5% on a currency-neutral basis. Unit sales of apparel increased 5%, while ASP per unit was flat as product mix and strategic pricing were offset primarily by higher discounts and channel mix.

Reported EBIT decreased 9% reflecting flat reported revenues and the following:

- Gross margin contraction of 200 basis points primarily due to unfavorable changes in standard foreign currency exchange rates.

- Demand creation expense decreased 1% primarily due to lower brand marketing expense, partially offset by higher sports marketing expense.

- Operating overhead expense increased 3% due to higher wage-related expense and unfavorable changes in foreign currency exchange rates, partially offset by lower other administrative costs.

GLOBAL BRAND DIVISIONS

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	FISCAL 2024	% CHANGE
Revenues	$ 49	$ 48	2%	$ 45	7%
Cost of sales	653	634	3%	602	5%
Gross profit (loss)	(604)	(586)	-3%	(557)	-5%
Demand creation expense	763	716	7%	596	20%
Operating overhead expense	3,240	3,401	-5%	3,534	-4%
Total selling and administrative expense	4,003	4,117	-3%	4,130	0%
Other segment items	(4)	(4)	—	33	—
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	$ (4,603)	$ (4,699)	2%	$ (4,720)	0%

Global Brand Divisions primarily represents costs, including product creation and design expenses, that are centrally managed for the NIKE Brand, as well as costs associated with NIKE Direct global digital operations and enterprise technology. Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

FISCAL 2026 COMPARED TO FISCAL 2025

Global Brand Divisions' loss before interest and taxes decreased 2% primarily due to lower Operating overhead expense, partially offset by higher Demand creation expense. Demand creation expense increased 7% primarily due to higher brand marketing expense and higher sports marketing expense. Operating overhead expense decreased 5% primarily due to lower other administrative costs, partially offset by higher wage-related expense, driven by employee severance costs.

CONVERSE

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 1,013	$ 1,457	-30%	-32%	$ 1,800	-19%	-19%
Apparel	48	80	-40%	-40%	93	-14%	-14%
Equipment	21	32	-34%	-36%	37	-14%	-14%
Other	92	123	-25%	-26%	152	-19%	-20%
TOTAL REVENUES	$ 1,174	$ 1,692	-31%	-32%	$ 2,082	-19%	-18%
Revenues by:							
Sales to Wholesale Customers	$ 605	$ 875	-31%	-33%	$ 1,098	-20%	-20%
Sales through Direct to Consumer	477	694	-31%	-33%	832	-17%	-17%
Other[1]	92	123	-25%	-25%	152	-19%	-19%
TOTAL REVENUES	$ 1,174	$ 1,692	-31%	-32%	$ 2,082	-19%	-18%
Cost of sales	660	868	-24%		989	-12%	
Gross profit	514	824	-38%		1,093	-25%	
Gross margin	43.8%	48.7%	-490 bps		52.5%	-380 bps	
Demand creation expense	95	156	-39%		140	11%	
Operating overhead expense	402	430	-7%		485	-11%	
Total selling and administrative expense	497	586	-15%		625	-6%	
Other segment items	(1)	(2)	—		(6)	—	
EARNINGS BEFORE INTEREST AND TAXES	$ 18	$ 240	-93%		$ 474	-49%	

(1) Other revenues consist of territories serviced by third-party licensees who pay royalties to Converse for the use of its registered trademarks and other intellectual property rights.

FISCAL 2026 COMPARED TO FISCAL 2025

- Converse revenues decreased 32% on a currency-neutral basis driven by declines in all territories. Unit sales decreased 31%, while lower ASP reduced revenues by approximately 1 percentage point.
- Wholesale revenues decreased 33% on a currency-neutral basis, driven by declines in all territories.
- Direct to consumer revenues decreased 33% on a currency-neutral basis, reflecting reduced traffic in all territories.

Reported EBIT decreased 93% reflecting lower reported revenues and the following:

- Gross margin contraction of 490 basis points primarily due to lower ASP, as well as the brand and marketplace reset costs, including higher inventory obsolescence reserves and employee severance costs. Lower ASP primarily reflects higher discounts and channel mix.
- Demand creation expense decreased 39% primarily due to lower brand marketing expense.
- Operating overhead expense decreased 7% primarily due to lower other administrative costs, partially offset by employee severance costs.

CORPORATE

(Dollars in millions)	FISCAL 2026	FISCAL 2025	% CHANGE	FISCAL 2024	% CHANGE
Revenues	$ 2	$ (97)	—	$ (42)	—
Cost of sales	(95)	(66)	—	(4)	—
Gross profit (loss)	97	(31)	—	(38)	—
Demand creation expense	9	12	-25%	14	-14%
Operating overhead expense	2,083	2,162	-4%	2,746	-21%
Total selling and administrative expense	2,092	2,174	-4%	2,760	-21%
Other segment items	28	(3)	—	(179)	—
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	**$ (2,023)**	**$ (2,202)**	**8%**	**$ (2,619)**	**16%**

Corporate primarily consists of unallocated general and administrative expenses, including expenses associated with centrally managed departments; depreciation and amortization related to our corporate headquarters; unallocated insurance, benefit and compensation programs, including stock-based compensation; and certain foreign currency gains and losses.

Corporate revenues primarily consist of foreign currency gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

In addition to the foreign currency gains and losses recognized in Corporate revenues, foreign currency results in Corporate include gains and losses resulting from the difference between actual foreign currency exchange rates and standard rates used to record non-functional currency denominated product purchases within the NIKE Brand geographic operating segments and Converse; related foreign currency hedge results; conversion gains and losses arising from remeasurement of monetary assets and liabilities in non-functional currencies; and certain other foreign currency derivative instruments.

FISCAL 2026 COMPARED TO FISCAL 2025

Corporate's loss before interest and taxes decreased $179 million, primarily due to the following:

- a favorable change in net foreign currency gains and losses of $147 million related to the difference between actual foreign currency exchange rates and standard foreign currency exchange rates assigned to the NIKE Brand geographic operating segments and Converse, net of hedge gains and losses; these results are reported as a component of consolidated Gross profit;
- a favorable change of $79 million primarily related to lower other administrative costs, partially offset by higher wage-related expense, reported as a component of consolidated Operating overhead expense; and
- an unfavorable change of $31 million primarily related to the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments, partially offset by settlements of legal matters, reported as a component of consolidated Other (income) expense, net.

FOREIGN CURRENCY EXPOSURES AND HEDGING PRACTICES

OVERVIEW

As a global company with significant operations outside the United States, in the normal course of business we are exposed to risk arising from changes in currency exchange rates. Our primary foreign currency exposures arise from the recording of transactions denominated in non-functional currencies and the translation of foreign currency denominated results of operations, financial position and cash flows into U.S. Dollars.

Our foreign exchange risk management program is intended to lessen both the positive and negative effects of currency fluctuations on our consolidated results of operations, financial position and cash flows. We manage global foreign exchange risk centrally on a portfolio basis to address those risks material to NIKE, Inc. We manage these exposures by taking advantage of natural offsets and currency correlations existing within the portfolio and, where practical and material, by hedging a portion of the remaining exposures using derivative instruments such as forward contracts and options. As described below, the implementation of the NIKE Trading Company ("NTC") and our foreign currency adjustment program enhanced our ability to manage our foreign exchange risk by increasing the natural offsets and currency correlation benefits existing within our portfolio of foreign exchange exposures. Our hedging policy is designed to partially or entirely offset the impact of exchange rate changes on the underlying net exposures being hedged. Where exposures are hedged, our program has the effect of delaying the impact of exchange rate movements on our Consolidated Financial Statements; the length of the delay is dependent upon hedge horizons. We do not hold or issue derivative instruments for trading or speculative purposes.

Refer to Note 4 — Fair Value Measurements and Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional description of outstanding derivatives at each reported period end.

TRANSACTIONAL EXPOSURES

We conduct business in various currencies and have transactions which subject us to foreign currency risk. Our most significant transactional foreign currency exposures are:

- Product Costs — NIKE's product costs are exposed to fluctuations in foreign currencies in the following ways:

    1. Product purchases denominated in currencies other than the functional currency of the transacting entity:

        a. Certain NIKE entities purchase product from the NTC, a wholly-owned sourcing hub that buys NIKE branded products from third-party factories, predominantly in U.S. Dollars. The NTC, whose functional currency is the U.S. Dollar, then sells the products to NIKE entities in their respective functional currencies. NTC sales to a NIKE entity with a different functional currency results in a foreign currency exposure for the NTC.

        b. Other NIKE entities purchase product directly from third-party factories predominantly in U.S. Dollars. These purchases generate a foreign currency exposure for those NIKE entities with a functional currency other than the U.S. Dollar.

        In both purchasing scenarios, a weaker U.S. Dollar reduces inventory costs incurred by NIKE whereas a stronger U.S. Dollar increases its cost.

    2. Factory input costs: NIKE operates a foreign currency adjustment program with certain factories. The program is designed to more effectively manage foreign currency risk by assuming certain of the factories' foreign currency exposures, some of which are natural offsets to our existing foreign currency exposures. Under this program, our payments to these factories are adjusted for rate fluctuations in the basket of currencies ("factory currency exposure index") in which the labor, materials and overhead costs incurred by the factories in the production of NIKE branded products ("factory input costs") are denominated.

        As an offset to the impacts of the fluctuating U.S. Dollar on our non-functional currency denominated product purchases described above, a strengthening U.S. Dollar against the foreign currencies within the factory currency exposure indices reduces NIKE's U.S. Dollar inventory cost. Conversely, a weakening U.S. Dollar against the indexed foreign currencies increases our inventory cost.

- Non-Functional Currency Denominated External Sales — A portion of our NIKE Brand and Converse revenues associated with European operations are earned in currencies other than the Euro (e.g., the British Pound) but are recognized at a subsidiary that uses the Euro as its functional currency. These sales generate a foreign currency exposure.

- Other Costs — Non-functional currency denominated costs, such as endorsement contracts, also generate foreign currency risk, though to a lesser extent.

- Non-Functional Currency Denominated Monetary Assets and Liabilities — Our global subsidiaries have various assets and liabilities, primarily receivables and payables, including intercompany receivables and payables, denominated in currencies other than their functional currencies. These balance sheet items are subject to remeasurement which may create fluctuations in Other (income) expense, net within our Consolidated Statements of Income.

MANAGING TRANSACTIONAL EXPOSURES

Transactional exposures are managed on a portfolio basis within our foreign currency risk management program. We manage these exposures by taking advantage of natural offsets and currency correlations that exist within the portfolio and may also elect to use currency forward and option contracts to hedge the remaining effect of exchange rate fluctuations on probable forecasted future cash flows, including certain product cost exposures, non-functional currency denominated external sales and other costs described above. Generally, these are accounted for as cash flow hedges.

Certain currency forward contracts used to manage the foreign exchange exposure of non-functional currency denominated monetary assets and liabilities subject to remeasurement are not formally designated as hedging instruments. Accordingly, changes in fair value of these instruments are recognized in Other (income) expense, net and are intended to offset the foreign currency impact of the remeasurement of the related non-functional currency denominated asset or liability being hedged.

TRANSLATIONAL EXPOSURES

Many of our foreign subsidiaries operate in functional currencies other than the U.S. Dollar. Fluctuations in currency exchange rates create volatility in our reported results as we are required to translate the balance sheets, operational results and cash flows of these subsidiaries into U.S. Dollars for consolidated reporting. The translation of foreign subsidiaries' non-U.S. Dollar denominated balance sheets into U.S. Dollars for consolidated reporting results in a cumulative translation adjustment to Accumulated other comprehensive income (loss) within Shareholders' equity. In the translation of our Consolidated Statements of Income, a weaker U.S. Dollar in relation to foreign functional currencies benefits our consolidated earnings whereas a stronger U.S. Dollar reduces our consolidated earnings. The impact of foreign exchange rate fluctuations on the translation of our consolidated Revenues was a benefit of approximately $1,023 million for the year ended May 31, 2026. The impact of foreign exchange rate fluctuations on the translation of our Income before income taxes was a benefit of approximately $184 million for the year ended May 31, 2026.

MANAGING TRANSLATIONAL EXPOSURES

To minimize the impact of translating foreign currency denominated revenues and expenses into U.S. Dollars for consolidated reporting, certain foreign subsidiaries use excess cash to purchase U.S. Dollar denominated available-for-sale investments. The variable future cash flows associated with the purchase and subsequent sale of these U.S. Dollar denominated investments at non-U.S. Dollar functional currency subsidiaries creates a foreign currency exposure that qualifies for hedge accounting under U.S. GAAP. We utilize forward contracts and/or options to mitigate the variability of the forecasted future purchases and sales of these U.S. Dollar investments and to mitigate exposure to forecasted future cash flows of certain intercompany transactions. The combination of these foreign currency exposures and the related hedging instruments has the effect of partially offsetting the year-over-year foreign currency translation impact on net earnings. These hedges are generally accounted for as cash flow hedges.

We estimate the combination of translation of foreign currency-denominated profits from our international businesses and the year-over-year change in foreign currency related gains and losses included in Other (income) expense, net had an unfavorable impact of approximately $1 million on our Income before income taxes for the year ended May 31, 2026.

NET INVESTMENTS IN FOREIGN SUBSIDIARIES

We are also exposed to the impact of foreign exchange fluctuations on our investments in wholly-owned foreign subsidiaries denominated in a currency other than the U.S. Dollar, which could adversely impact the U.S. Dollar value of these investments and therefore the value of future repatriated earnings. We have, in the past, hedged and may, in the future, hedge net investment positions in certain foreign subsidiaries to mitigate the effects of foreign exchange fluctuations on these net investments. These hedges are accounted for as net investment hedges in accordance with U.S. GAAP. There were no outstanding net investment hedges as of May 31, 2026 and 2025. There were no cash flows from net investment hedge settlements for the years ended May 31, 2026, 2025 and 2024.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW ACTIVITY

(Dollars in millions)	FISCAL 2026	FISCAL 2025
Cash provided (used by):		
Operations	$ 2,868	$ 3,698
Investing activities	(488)	(275)
Financing activities	(2,292)	(5,820)
Effect of exchange rate changes on cash and equivalents	11	1
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	**$ 99**	**$ (2,396)**

OPERATIONS:

In fiscal 2026, cash provided by operations was $2,868 million. This was driven by Net income of $3,108 million, adjusted for non-cash items of $1,438 million, and a net change in certain working capital components and other assets and liabilities that decreased cash provided by operations by $1,678 million. The net change in certain working capital components and other assets and liabilities was primarily driven by an increase in Accounts receivable and a decrease in Income taxes payable. The increase in Accounts receivable was primarily due to the outstanding IEEPA tariff receivable, as well as higher wholesale revenues and the timing of receipts in the normal course of business. The decrease in Income taxes payable was primarily due to U.S. federal income tax payments.

In fiscal 2025, cash provided by operations was $3,698 million. This was driven by Net income of $3,219 million, adjusted for non-cash items of $1,266 million, and a net change in certain working capital components and other assets and liabilities that decreased cash provided by operations by $787 million. The net change in certain working capital components and other assets and liabilities was primarily driven by an increase in Accounts receivable and an increase in Prepaid expenses and other current assets. The increase in Accounts receivable was primarily due to the timing of wholesale shipments and the increase in Prepaid expenses and other current assets was primarily due to prepayments related to endorsement contracts.

INVESTING ACTIVITIES:

In fiscal 2026, cash used by investing activities was $488 million, primarily driven by additions to Property, plant and equipment, partially offset by the net change in short-term investments (including purchases, sales and maturities). In fiscal 2025, cash used by investing activities was $275 million, primarily driven by additions to Property, plant and equipment, partially offset by the net change in short-term investments (including purchases, sales and maturities).

FINANCING ACTIVITIES:

In fiscal 2026, cash used by financing activities was $2,292 million, primarily driven by dividend payments. In fiscal 2025, cash used by financing activities was $5,820 million, primarily driven by share repurchases, dividend payments and a $1 billion bond repayment.

In fiscal 2026, we purchased a total of 1.8 million shares of NIKE's Class B Common Stock for $122.4 million (an average price of $67.63 per share) under the four-year, $18 billion share repurchase program approved by the Board of Directors in June 2022. In June 2026, the Board of Directors reapproved the current program to continue without a fixed expiration date and without increasing the aggregate amount authorized for repurchase. As of May 31, 2026, we had repurchased 124.4 million shares at a cost of approximately $12.1 billion (an average price of $97.57 per share) under this $18 billion share repurchase program. We paused repurchases under this program during the first quarter of fiscal 2026 and no shares were repurchased during the quarter ended May 31, 2026. We may resume share repurchases in the future at any time, depending upon market conditions, operating cash flows and our liquidity and capital needs. We continue to expect funding of any future share repurchases to come from operating cash flows.

CAPITAL RESOURCES

On July 17, 2025, we filed a shelf registration statement (the "Shelf") with the U.S. Securities and Exchange Commission (the "SEC") which permits us to issue an unlimited amount of debt securities from time to time. The Shelf expires on July 17, 2028.

On March 6, 2026, we entered into a 364-day committed credit facility agreement with a syndicate of banks, which provides for up to $1 billion of borrowings, with an option to increase borrowings up to $1.5 billion in total with lender approval. The facility matures on March 5, 2027, with an option to extend the maturity date an additional 364 days. This facility replaced the prior $1 billion 364-day credit facility agreement entered into on March 7, 2025, which matured on March 6, 2026. Refer to Note 5 — Short-Term Borrowings and Credit Lines for additional information.

On March 7, 2025, we entered into a five-year committed credit facility agreement with a syndicate of banks which provides for up to $2 billion of borrowings, with the option to increase borrowings up to $3 billion in total with lender approval. The facility matures on March 7, 2030, with options to extend the maturity date up to an additional two years. Refer to Note 5 — Short-Term Borrowings and Credit Lines for additional information.

We currently have long-term debt ratings of A+ and A2 from S&P Global Ratings and Moody's Ratings, respectively. As it relates to our committed credit facilities entered into on March 6, 2026 and March 7, 2025, if our long-term debt ratings were to decline, the facility fees and interest rates may increase. Conversely, if our long-term debt ratings were to improve, the facility fees and interest rates may decrease. Refer to Note 5 — Short-Term Borrowings and Credit Lines for additional information. Changes in our long-term debt ratings would not trigger acceleration of maturity of any then-outstanding borrowings or any future borrowings under the committed credit facilities. Under these facilities, we have agreed to various covenants. These covenants include limits on the disposal of assets and the amount of debt secured by liens we may incur. In the event we were to have any borrowings outstanding under these facilities, failed to meet any covenant and were unable to obtain a waiver from a majority of the banks in the applicable syndicate, any borrowings would become immediately due and payable. As of May 31, 2026, we were in full compliance with each of these covenants, and we believe it is unlikely we will fail to meet any of these covenants in the foreseeable future.

Liquidity is also provided by our $3 billion commercial paper program. As of and for the fiscal years ended May 31, 2026 and 2025, we did not have any borrowings outstanding under our $3 billion program. We may issue commercial paper or other debt securities depending on general corporate needs.

To date, we have not experienced difficulty accessing the capital or credit markets; however, future volatility may increase costs associated with issuing commercial paper or other debt instruments or affect our ability to access those markets.

As of May 31, 2026, we had Cash and equivalents and Short-term investments totaling $9.0 billion, primarily consisting of commercial paper, corporate notes, deposits held at major banks, money market funds, U.S. Treasury obligations and other investment grade fixed-income securities. Our fixed-income investments are exposed to both credit and interest rate risk. All of our investments are investment grade to minimize our credit risk. While individual securities have varying durations, as of May 31, 2026, the weighted-average days to maturity of our cash equivalents and short-term investments portfolio was 103 days.

We believe that existing Cash and equivalents, Short-term investments and cash generated by operations, together with access to external sources of funds as described above, will be sufficient to meet our domestic and foreign capital needs for the next twelve months and beyond.

Our material cash requirements as of May 31, 2026, were as follows:

- Debt Obligations — Refer to Note 5 — Short-Term Borrowings and Credit Lines and Note 6 — Long-Term Debt in the accompanying Notes to the Consolidated Financial Statements for additional information.

- Operating Leases — Refer to Note 17 — Leases in the accompanying Notes to the Consolidated Financial Statements for additional information.

- Endorsement Contracts — As of May 31, 2026, we had endorsement contract obligations, including associated marketing commitments, of approximately $15.5 billion, with approximately $1.7 billion payable within 12 months, primarily representing approximate amounts of base compensation and minimum guaranteed royalty fees we are obligated to pay athlete, public figure, sport team and league endorsers of our products. Actual payments under some contracts may be higher than these amounts as these contracts provide for bonuses to be paid to the endorsers based upon athletic achievements and/or royalties on product sales in future periods. Actual payments under some contracts may also be lower as these contracts include provisions for reduced payments if athletic performance declines in future periods. In addition to the cash payments, we are obligated to furnish our endorsers with NIKE product for their use. It is not possible to determine how much we will spend on this product on an annual basis as the amount of product provided to the endorsers will depend on many factors and the contracts generally do not stipulate a minimum amount of cash to be spent on the product.

- Product Purchase Obligations — As of May 31, 2026, we had product purchase obligations of approximately $4.9 billion, with approximately $4.7 billion payable within the next 12 months. Product purchase obligations represent agreements (including open purchase orders) to purchase products in the ordinary course of business that are enforceable and legally binding and specify all significant terms. We generally order product at least four to five months in advance of sale based primarily on advanced orders received from external wholesale customers and internal orders from our direct to consumer operations. In some cases, prices are subject to change throughout the production process.

- Other Purchase Obligations — As of May 31, 2026, we had other purchase obligations of approximately $2.4 billion, with approximately $1.6 billion payable within the next 12 months. Other purchase obligations primarily include technology investments, external service and marketing commitments made in the ordinary course of business. The amounts represent the minimum payments required by legally binding contracts and agreements that specify all significant terms, and may include open purchase orders for non-product purchases.

In addition to the above, we have long-term obligations for uncertain tax positions and various post-retirement benefits for which we are not able to reasonably estimate when cash payments will occur. Refer to Note 7 — Income Taxes and Note 11 — Benefit Plans in the accompanying Notes to the Consolidated Financial Statements for additional information related to uncertain tax positions and post-retirement benefits, respectively.

In connection with various contracts and agreements, we routinely provide indemnification relating to the enforceability of intellectual property rights, coverage for legal issues that arise and other items where we are acting as the guarantor. As of May 31, 2026, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our current and future financial condition, results of operations, liquidity, capital expenditures or capital resources. Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information related to our bank guarantees and letters of credit.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 — Summary of Significant Accounting Policies within the accompanying Notes to the Consolidated Financial Statements for recently adopted and issued accounting pronouncements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. The accounting estimates described below involve assumptions and judgments with a significant level of uncertainty that we believe have the greatest potential impact on our Consolidated Financial Statements, so we consider these to be our critical accounting estimates. Management has reviewed and discussed these critical accounting estimates with the Audit & Finance Committee of the Board of Directors.

Because of the uncertainty inherent in these matters, actual results could differ from the estimates we use in the preparation of our Consolidated Financial Statements. Within the context of these critical accounting estimates, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported. During fiscal 2026, we did not make any material changes to the accounting methodologies used to develop the estimates discussed below.

For a description of our significant accounting policies and methods used in the preparation of our Consolidated Financial Statements, refer to Note 1 — Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements.

SALES-RELATED RESERVES

Provisions for anticipated sales returns consist of both contractual return rights and discretionary authorized returns. Provisions for post-invoice sales discounts consist of both contractual programs and discretionary discounts that are expected to be granted at a later date.

Estimates of discretionary authorized returns, discounts and claims are based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected but not yet finalized with customers based on current marketplace needs. Actual returns, discounts and claims in any future period are inherently uncertain and may differ from estimates recorded. If actual or expected future returns, discounts or claims were significantly different than reserves established, a reduction or increase to Revenues would be recorded in the period in which such determination was made. In fiscal 2026, any variances between actual and expected sales-related reserves were not material to reported Revenues.

Refer to Note 14 — Revenues in the accompanying Notes to the Consolidated Financial Statements for additional information.

INVENTORY RESERVES

We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand, market conditions, existing inventory levels, sales trends and historical experience with similar products. If we estimate the net realizable value of our inventory is less than the cost of the inventory, we record a reserve equal to the difference between the cost of the inventory and the estimated net realizable value. If changes in market conditions result in reductions to the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which such a determination is made.

Refer to Inventory Valuation within Note 1 — Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements for additional information.

HEDGE ACCOUNTING FOR DERIVATIVES

We use derivative contracts to hedge certain anticipated foreign currency and interest rate transactions as well as certain non-functional currency monetary assets and liabilities. When the specific criteria to qualify for hedge accounting have been met, changes in the fair value of contracts hedging probable forecasted future cash flows are recorded in Accumulated other comprehensive income (loss), rather than Net income, until the underlying hedged transaction affects Net income. In most cases, this results in gains and losses on hedge derivatives being released from Accumulated other comprehensive income (loss) into Net income sometime after the maturity of the derivative. One of the criteria for this accounting treatment is that the designated notional value of these derivative contracts should not be in excess of the amount of anticipated transactions. By their very nature, our estimates of anticipated transactions may fluctuate over time and may ultimately vary from actual transactions. When the amount of anticipated or actual transactions decline below designated hedged levels and it is no longer probable the forecasted transaction will occur by the end of the originally specified time period or within an additional two-month period of time thereafter, we reclassify the cumulative change in fair value of the over-hedged portion of the related hedge contract from Accumulated other comprehensive income (loss) to Other (income) expense, net during the quarter in which the decrease occurs. In rare circumstances, the additional period of time may exceed two months due to extenuating circumstances related to the nature of the forecasted transaction that are outside our control or influence.

Refer to Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional information.

INCOME TAXES

We are subject to taxation in the United States, as well as various state and foreign jurisdictions. The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. On an interim basis, we estimate our effective tax rate for the full fiscal year. This estimated annual effective tax rate is then applied to the year-to-date Income before income taxes excluding infrequently occurring or unusual items, to determine the year-to-date Income tax expense. The income tax effects of infrequent or unusual items are recognized in the interim period in which they occur. As the fiscal year progresses, we continually refine our estimate based upon actual events and earnings by jurisdiction during the year. This continual estimation process periodically results in a change to our expected effective tax rate for the fiscal year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs.

On a quarterly basis, we evaluate the probability a tax position will be effectively sustained and the appropriateness of the amount recognized for uncertain tax positions based on factors including changes in facts or circumstances, changes in tax law, settled audit issues and new audit activity. Changes in our assessment may result in the recognition of a tax benefit or an additional charge to the tax provision in the period our assessment changes. We recognize interest and penalties related to income tax matters in Income tax expense.

Refer to Note 7 — Income Taxes in the accompanying Notes to the Consolidated Financial Statements for additional information.

OTHER CONTINGENCIES

In the ordinary course of business, we are subject to various legal proceedings, claims and government investigations related to our business, products and actions of our employees and representatives, including contractual and employment relationships, product liability, antitrust, customs, tax, intellectual property and other matters. We record contingent liabilities resulting from claims against us when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts. Recorded contingent liabilities are based on the best information available and actual losses in any future period are inherently uncertain. If future adjustments to estimated probable future losses or actual losses exceed our recorded liability for such claims, we would record additional charges during the period in which the actual loss or change in estimate occurred. In addition to contingent liabilities recorded for probable losses, we disclose contingent liabilities when there is a reasonable possibility the ultimate loss will materially exceed the recorded liability.

Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business and consistent with established policies and procedures, we employ a variety of financial instruments to manage exposure to fluctuations in the value of foreign currencies and interest rates. It is our policy to utilize these financial instruments only where necessary to finance our business and manage such exposures; we do not enter into these transactions for trading or speculative purposes.

We are exposed to foreign currency fluctuations, primarily as a result of our international sales, product sourcing and funding activities. Our foreign exchange risk management program is intended to lessen both the positive and negative effects of currency fluctuations on our consolidated results of operations, financial position and cash flows. We use forward and option contracts to hedge certain anticipated, but not yet firmly committed, transactions as well as certain firm commitments and the related receivables and payables, including third-party and intercompany transactions. Where exposures are hedged, our program has the effect of delaying the impact of exchange rate movements on our Consolidated Financial Statements.

The timing for hedging exposures, as well as the type and duration of the hedge instruments employed, are guided by our hedging policies and determined based upon the nature of the exposure and prevailing market conditions. Typically, the Company may enter into hedge contracts starting 12 to 24 months in advance of the forecasted transaction and may place incremental hedges up to 100% of the exposure by the time the forecasted transaction occurs. The majority of derivatives outstanding as of May 31, 2026, are designated as foreign currency cash flow hedges, primarily for Euro/U.S. Dollar, Chinese Yuan/U.S. Dollar, British Pound/Euro and Japanese Yen/U.S. Dollar currency pairs. Refer to Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional information.

Our earnings are also exposed to movements in short- and long-term market interest rates. Our objective in managing this interest rate exposure is to limit the impact of interest rate changes on earnings and cash flows and to reduce overall borrowing costs. To achieve these objectives, we maintain a mix of commercial paper, bank loans and fixed-rate debt of varying maturities, and have entered into receive-fixed, pay-variable interest rate swaps for a portion of our fixed-rate debt.

MARKET RISK MEASUREMENT

We monitor foreign exchange risk, interest rate risk and related derivatives using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk ("VaR"). Our market-sensitive derivative and other financial instruments are foreign currency forward contracts, foreign currency option contracts, interest rate swaps, intercompany loans denominated in non-functional currencies and fixed interest rate U.S. Dollar denominated debt.

We use VaR to monitor the foreign exchange risk of our foreign currency forward and foreign currency option derivative instruments only. The VaR determines the maximum potential one-day loss in the fair value of these foreign exchange rate-sensitive financial instruments. The VaR model estimates assume normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. Our computations are based on interrelationships between currencies and interest rates (a "variance/co-variance" technique). These interrelationships are a function of foreign exchange currency market changes and interest rate changes over the preceding one-year period. The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. We adjust the potential loss in option value for the estimated sensitivity (the "delta" and "gamma") to changes in the underlying currency rate. This calculation reflects the impact of foreign currency rate fluctuations on the derivative instruments only and does not include the impact of such rate fluctuations on non-functional currency transactions (such as anticipated transactions, firm commitments, cash balances and accounts and loans receivable and payable), including those which are hedged by these instruments.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value we will incur nor does it consider the potential effect of favorable changes in market rates. It also does not represent the full extent of the possible loss that may occur. Actual future gains and losses will differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

The estimated maximum one-day loss in fair value on our foreign currency sensitive derivative financial instruments, derived using the VaR model, was $66 million and $107 million as of May 31, 2026 and 2025, respectively. The VaR decreased year-over-year as a result of a decrease in foreign currency volatilities as of May 31, 2026. Such a hypothetical loss in the fair value of our derivatives would be offset by increases in the value of the underlying transactions being hedged. The average monthly change in the fair values of foreign currency forward and foreign currency option derivative instruments was $199 million and $200 million during fiscal 2026 and fiscal 2025, respectively.

The instruments not included in the VaR are intercompany loans denominated in non-functional currencies, fixed interest rate U.S. Dollar denominated debt, and interest rate swaps. Intercompany loans and related interest amounts are eliminated in consolidation. Furthermore, our non-functional currency intercompany loans are substantially hedged against foreign exchange risk through the use of forward contracts, which are included in the VaR calculation above. Therefore, we consider the interest rate and foreign currency market risks associated with our non-functional currency intercompany loans to be immaterial to our consolidated financial position, results of operations and cash flows.

Details of third-party debt and interest rate swaps are provided in the table below. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The weighted average variable interest rates for the fixed rate swapped to variable rate swaps reflect the effective interest rates at May 31, 2026.

(Dollars in millions)	EXPECTED MATURITY DATE YEAR ENDING MAY 31,							
	2027	2028	2029	2030	2031	THEREAFTER	TOTAL	FAIR VALUE
Interest Rate Risk								
Long-term U.S. Dollar debt — Fixed rate								
Principal payments	$2,000	$ —	$ —	$1,500	$ —	$ 4,500	$ 8,000	$ 6,805
Average interest rate	2.6 %	0.0 %	0.0 %	2.9 %	0.0 %	3.5 %	3.1 %	
Interest Rate Swaps — Fixed rate swapped to variable rate								
Notional amount	$ —	$ —	$ —	$ —	$ —	$ 2,400	$ 2,400	$ (4)
Average fixed interest rate	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	3.6 %	3.6 %	
Average variable interest rate	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	3.6 %	3.6 %	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management of NIKE, Inc. is responsible for the information and representations contained in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include certain amounts based on our best estimates and judgments. Other financial information in this Annual Report is consistent with these financial statements.

Our accounting systems include controls designed to reasonably assure assets are safeguarded from unauthorized use or disposition and provide for the preparation of financial statements in conformity with U.S. GAAP. These systems are supplemented by the selection and training of qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

An internal corporate audit department reviews the results of its work with the Audit & Finance Committee of the Board of Directors, presently comprised of three outside, independent directors. The Audit & Finance Committee is responsible for the appointment of the independent registered public accounting firm and reviews, with the independent registered public accounting firm, management and the internal corporate audit staff, the scope and the results of the annual audit, the effectiveness of the accounting control system and other matters relating to the financial affairs of NIKE as the Audit & Finance Committee deems appropriate. The independent registered public accounting firm and the internal corporate auditors have full access to the Audit & Finance Committee, with and without the presence of management, to discuss any appropriate matters.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13(a) - 15(f) and Rule 15(d) - 15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of May 31, 2026.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited (1) the Consolidated Financial Statements and (2) the effectiveness of our internal control over financial reporting as of May 31, 2026, as stated in their report herein.

<table>
<tr><td align="center">**Elliott Hill**</td><td align="center">**Matthew Friend**</td></tr>
<tr><td align="center">*President and Chief Executive Officer*</td><td align="center">*Executive Vice President and Chief Financial Officer*</td></tr>
</table>

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIKE, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIKE, Inc. and its subsidiaries (the "Company") as of May 31, 2026 and 2025, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended May 31, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of May 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Income Taxes

As described in Notes 1 and 7 to the consolidated financial statements, the Company is subject to taxation in the United States, as well as various state and foreign jurisdictions. The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. As disclosed by management, the determination of the provision for income taxes by management requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Furthermore, as part of determining its provision for income taxes, management evaluates the probability a tax position will be effectively sustained and the appropriateness of the amount recognized for uncertain tax positions based on factors including changes in facts or circumstances, changes in tax law, settled audit issues and new audit activity. The Company recognizes a tax benefit from uncertain tax positions in the consolidated financial statements only when it is more likely than not the position will be sustained upon examination by relevant tax authorities. The majority of the total gross unrecognized tax benefits are long-term in nature and included within deferred income taxes and other liabilities on the consolidated balance sheets. The Company recorded income tax expense of $792 million for the year ended May 31, 2026. As of May 31, 2026, total gross unrecognized tax benefits, excluding related interest and penalties, were $953 million, of which $742 million would affect the Company's effective tax rate if recognized in future periods.

The principal considerations for our determination that performing procedures relating to the accounting for income taxes is a critical audit matter are (i) the significant judgment by management when determining the provision for income taxes and interpreting and applying complex tax laws as it relates to determining the provision for income taxes and uncertain tax positions; (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management's interpretation and application of complex tax laws as it relates to the determination of the provision for income taxes and the assessment of whether tax positions are more likely than not to be sustained; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to income taxes. These procedures also included, among others (i) testing the provision for income taxes, which included the effective tax rate reconciliation and assessing management's interpretation and application of complex tax laws; (ii) evaluating the completeness of management's identification of uncertain tax positions by considering changes in facts or circumstances, changes in and compliance with tax laws, settled audit issues, new authoritative cases, or new audit activity, where applicable; and (iii) for certain tax positions, evaluating management's assessment of the technical merits of the tax positions by obtaining and inspecting third party income tax documentation. Professionals with specialized skill and knowledge were used to assist in evaluating (i) changes in and compliance with the tax laws; (ii) management's interpretation and application of certain complex tax laws as it relates to the determination of the provision for income taxes; and (iii) the reasonableness of management's assessment of whether certain tax positions are more likely than not of being sustained.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon
July 15, 2026

We have served as the Company's auditor since 1974.

NIKE, INC.

CONSOLIDATED STATEMENTS OF INCOME

		YEAR ENDED MAY 31,	
(In millions, except per share data)	**2026**	**2025**	**2024**
Revenues	$ 46,398	$ 46,309	$ 51,362
Cost of sales	26,487	26,519	28,475
Gross profit	19,911	19,790	22,887
Demand creation expense	4,754	4,689	4,285
Operating overhead expense	11,360	11,399	12,291
Total selling and administrative expense	16,114	16,088	16,576
Interest (income) expense, net	(50)	(107)	(161)
Other (income) expense, net	(53)	(76)	(228)
Income before income taxes	3,900	3,885	6,700
Income tax expense	792	666	1,000
NET INCOME	**$ 3,108**	**$ 3,219**	**$ 5,700**
Earnings per common share:			
Basic	$ 2.10	$ 2.17	$ 3.76
Diluted	$ 2.10	$ 2.16	$ 3.73
Weighted average common shares outstanding:			
Basic	1,479.8	1,484.9	1,517.6
Diluted	1,481.0	1,487.6	1,529.7

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		YEAR ENDED MAY 31,	
(Dollars in millions)	**2026**	**2025**	**2024**
Net income	$ 3,108	$ 3,219	$ 5,700
Other comprehensive income (loss), net of tax:			
Change in net foreign currency translation adjustment	123	142	(3)
Change in net gains (losses) on cash flow hedges	(6)	(454)	(184)
Change in net gains (losses) on other	—	1	9
Total other comprehensive income (loss), net of tax	117	(311)	(178)
TOTAL COMPREHENSIVE INCOME	$ **3,225**	$ **2,908**	$ **5,522**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED BALANCE SHEETS

		MAY 31,	
(In millions)		**2026**	**2025**
ASSETS			
Current assets:			
Cash and equivalents	$	7,563	$ 7,464
Short-term investments		1,464	1,687
Accounts receivable, net		5,931	4,717
Inventories		7,501	7,489
Prepaid expenses and other current assets		2,144	2,005
Total current assets		24,603	23,362
Property, plant and equipment, net		4,796	4,828
Operating lease right-of-use assets, net		2,838	2,712
Identifiable intangible assets, net		259	259
Goodwill		240	240
Deferred income taxes and other assets		5,674	5,178
TOTAL ASSETS	$	**38,410**	$ **36,579**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	$	2,000	$ —
Accounts payable		3,600	3,479
Current portion of operating lease liabilities		478	502
Accrued liabilities		6,092	5,916
Income taxes payable		377	669
Total current liabilities		12,547	10,566
Long-term debt		5,942	7,961
Operating lease liabilities		2,613	2,550
Deferred income taxes and other liabilities		2,443	2,289
Commitments and contingencies (Note 16)			
Redeemable preferred stock		—	—
Shareholders' equity:			
Common stock at stated value:			
Class A convertible — 281 and 290 shares outstanding		—	—
Class B — 1,202 and 1,186 shares outstanding		3	3
Capital in excess of stated value		15,158	14,195
Accumulated other comprehensive income (loss)		(141)	(258)
Retained earnings (deficit)		(155)	(727)
Total shareholders' equity		14,865	13,213
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**38,410**	$ **36,579**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	YEAR ENDED MAY 31,		
	2026	**2025**	**2024**
Cash provided (used) by operations:			
Net income	$ 3,108	$ 3,219	$ 5,700
Adjustments to reconcile net income to net cash provided (used) by operations:			
Depreciation and amortization	747	775	796
Deferred income taxes	(96)	(288)	(497)
Stock-based compensation	715	709	804
Impairment and other	50	33	48
Net foreign currency adjustments	22	37	(138)
Changes in certain working capital components and other assets and liabilities:			
(Increase) decrease in accounts receivable	(1,207)	(257)	(329)
(Increase) decrease in inventories	(31)	120	908
(Increase) decrease in prepaid expenses, operating lease right-of-use assets and other current and non-current assets	519	(224)	(260)
Increase (decrease) in accounts payable, accrued liabilities, operating lease liabilities and other current and non-current liabilities	(959)	(426)	397
Cash provided (used) by operations	2,868	3,698	7,429
Cash provided (used) by investing activities:			
Purchases of short-term investments	(1,316)	(3,234)	(4,767)
Maturities of short-term investments	556	319	2,269
Sales of short-term investments	1,021	3,062	4,219
Additions to property, plant and equipment	(684)	(430)	(812)
Other investing activities	(65)	8	(15)
Cash provided (used) by investing activities	(488)	(275)	894
Cash provided (used) by financing activities:			
Repayment of borrowings	—	(1,000)	—
Proceeds from exercise of stock options and other stock issuances	354	551	667
Repurchase of common stock	(146)	(2,985)	(4,250)
Dividends — common and preferred	(2,407)	(2,300)	(2,169)
Other financing activities	(93)	(86)	(136)
Cash provided (used) by financing activities	(2,292)	(5,820)	(5,888)
Effect of exchange rate changes on cash and equivalents	11	1	(16)
Net increase (decrease) in cash and equivalents	99	(2,396)	2,419
Cash and equivalents, beginning of year	7,464	9,860	7,441
CASH AND EQUIVALENTS, END OF YEAR	$ 7,563	$ 7,464	$ 9,860
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, net of capitalized interest	$ 323	$ 389	$ 381
Non-cash additions to property, plant and equipment	174	184	160
Dividends declared and not paid	614	593	558

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| (In millions, except per share data) | COMMON STOCK | | | | CAPITAL IN EXCESS OF STATED VALUE | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | RETAINED EARNINGS (DEFICIT) | TOTAL |
| | CLASS A | | CLASS B | | | | | |
	SHARES	AMOUNT	SHARES	AMOUNT				
Balance at May 31, 2023	305	$ —	1,227	$ 3	$ 12,412	$ 231	$ 1,358	$14,004
Stock options exercised			7	—	432			432
Conversion to Class B Common Stock	(7)	—	7	—				—
Repurchase of Class B Common Stock			(41)	—	(347)		(3,907)	(4,254)
Dividends on common stock ($1.45 per share) and preferred stock ($0.10 per share)							(2,203)	(2,203)
Issuance of shares to employees, net of shares withheld for employee taxes			5	—	108		17	125
Stock-based compensation					804			804
Net income							5,700	5,700
Other comprehensive income (loss)						(178)		(178)
Balance at May 31, 2024	298	$ —	1,205	$ 3	$ 13,409	$ 53	$ 965	$14,430
Stock options exercised			6	—	315			315
Conversion to Class B Common Stock	(8)	—	8	—				—
Repurchase of Class B Common Stock			(38)	—	(342)		(2,613)	(2,955)
Dividends on common stock ($1.57 per share) and preferred stock ($0.10 per share)							(2,337)	(2,337)
Issuance of shares to employees, net of shares withheld for employee taxes			5	—	104		39	143
Stock-based compensation					709			709
Net income							3,219	3,219
Other comprehensive income (loss)						(311)		(311)
Balance at May 31, 2025	290	$ —	1,186	$ 3	$ 14,195	$ (258)	$ (727)	$13,213
Stock options exercised			3	—	155			155
Conversion to Class B Common Stock	(9)	—	9	—				—
Repurchase of Class B Common Stock			(2)	—	(17)		(106)	(123)
Dividends on common stock ($1.63 per share) and preferred stock ($0.10 per share)							(2,430)	(2,430)
Issuance of shares to employees, net of shares withheld for employee taxes			6	—	110			110
Stock-based compensation					715			715
Net income							3,108	3,108
Other comprehensive income (loss)						117		117
Balance at May 31, 2026	281	$ —	1,202	$ 3	$ 15,158	$ (141)	$ (155)	$14,865

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Summary of Significant Accounting Policies	61
Note 2	Property, Plant and Equipment	67
Note 3	Accrued Liabilities	67
Note 4	Fair Value Measurements	68
Note 5	Short-Term Borrowings and Credit Lines	69
Note 6	Long-Term Debt	70
Note 7	Income Taxes	71
Note 8	Redeemable Preferred Stock	75
Note 9	Common Stock and Stock-Based Compensation	75
Note 10	Earnings Per Share	77
Note 11	Benefit Plans	78
Note 12	Risk Management and Derivatives	78
Note 13	Accumulated Other Comprehensive Income (Loss)	81
Note 14	Revenues	83
Note 15	Segment Information	85
Note 16	Commitments and Contingencies	88
Note 17	Leases	88
Note 18	Severance, Restructuring and Other Employee Costs	89
Note 19	Supplier Finance Programs	89

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

NIKE, Inc. is a worldwide leader in the design, development and worldwide marketing and selling of athletic footwear, apparel, equipment, accessories and services. NIKE, Inc. portfolio brands include the NIKE Brand, Jordan Brand and Converse. The NIKE Brand is focused on performance athletic footwear, apparel, equipment, accessories and services, amplified with sport-inspired lifestyle products carrying the Swoosh trademark, as well as other NIKE Brand trademarks. The Jordan Brand is focused on athletic and casual footwear, apparel and accessories using the Jumpman trademark. Sales and operating results of Jordan Brand products are reported within the respective NIKE Brand geographic operating segments. Converse designs, distributes, licenses and sells casual sneakers, apparel and accessories under the Converse, Chuck Taylor, All Star, One Star, Star Chevron and Jack Purcell trademarks. In some markets outside the U.S., these trademarks are licensed to third parties who design, distribute, market and sell similar products. Operating results of the Converse brand are reported on a stand-alone basis.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of NIKE, Inc. and its subsidiaries (the "Company" or "NIKE"). All significant intercompany transactions and balances have been eliminated.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, including estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications did not have a material impact on the previously reported Consolidated Financial Statements.

CHANGES IN LAWS AND REGULATIONS

On February 20, 2026, the U.S. Supreme Court ruled that U.S. tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") on goods imported into the U.S. were unauthorized. During the fourth quarter of fiscal 2026, the Company deemed recovery of those tariffs to be probable. Accordingly, the Company recognized a benefit of $986 million in Cost of sales within the Consolidated Statements of Income for the recovery of IEEPA tariffs paid, for which $965 million and $21 million of the benefit was classified within North America and Converse, respectively, largely offsetting the impact of the IEEPA tariffs recognized during fiscal 2026. As of May 31, 2026, the Company received $302 million and recorded $684 million of outstanding IEEPA tariff receivables reflected within Accounts receivable, net on the Consolidated Balance Sheets. Subsequent to May 31, 2026, the Company received substantially all of the remaining IEEPA tariff receivable.

REVENUE RECOGNITION

Revenue transactions associated with the sale of NIKE Brand footwear, apparel and equipment, as well as Converse products, comprise a single performance obligation, which consists of the sale of products to customers either through wholesale or direct to consumer channels. The Company satisfies the performance obligation and records revenues when transfer of control to the customer has occurred, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product.

Control is transferred to wholesale customers upon shipment or upon receipt depending on the country of the sale and the arrangement with the customer. Control transfers to retail store customers at the time of sale and to substantially all digital commerce customers upon shipment. The transaction price is determined based upon the invoiced sales price, less anticipated sales returns, discounts and claims from customers. Payment terms for wholesale transactions depend on the agreement with the customer, which may be governed by the country of sale, and payment is generally required within 90 days or less of shipment to or receipt by the wholesale customer. Payment is due at the time of sale for retail store and digital commerce transactions.

Consideration for trademark licensing contracts is earned through sales-based or usage-based royalty arrangements, and the associated revenues are recognized over the license period as earned.

Taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction, and are collected by the Company from a customer, are excluded from Revenues and Cost of sales in the Consolidated Statements of Income. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in Cost of sales when the related revenues are recognized.

SALES-RELATED RESERVES

Consideration promised in the Company's contracts with customers is variable due to anticipated reductions, such as sales returns, discounts and claims from customers. The Company estimates the most likely amount it will be entitled to receive and records an anticipated reduction against Revenues, with an offsetting increase to Accrued liabilities at the time revenues are recognized. The related estimated cost of inventory for product returns is recorded as a reduction to Cost of sales with an offsetting increase to Prepaid expenses and other current assets.

The provision for anticipated sales returns consists of both contractual return rights and discretionary authorized returns. Provisions for post-invoice sales discounts consist of both contractual programs and discretionary discounts that are expected to be granted at a later date.

Estimates of discretionary authorized returns, discounts and claims are based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected but not yet finalized with customers. Actual returns, discounts and claims in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns, discounts or claims are significantly greater or lower than the reserves established, a reduction or increase to Revenues is recorded in the period in which such determination is made.

COST OF SALES

Cost of sales consists primarily of inventory costs, as well as warehousing costs (including the cost of warehouse labor), shipping and handling costs, third-party royalties, certain foreign currency hedge gains and losses and product design costs.

DEMAND CREATION EXPENSE

Demand creation expense consists of brand marketing expense and sports marketing expense.

Brand marketing expense includes advertising and promotion costs such as production and media costs, digital marketing expense, brand events and retail brand presentation costs. Advertising production costs are expensed the first time an advertisement is run. Advertising media costs are expensed when the advertisement appears. Costs related to brand events are expensed when the event occurs. Costs related to retail brand presentation are expensed when the presentation is complete and delivered.

Sports marketing expense includes expenses related to endorsement contracts, complimentary product and sports marketing events. A significant amount of the Company's promotional expenses result from payments under endorsement contracts. In general, endorsement payments are expensed on a straight-line basis over the term of the contract. However, certain contracts contain elements that may be accounted for differently based upon the facts and circumstances of each individual contract. Prepayments made under contracts are included in Prepaid expenses and other current assets or Deferred income taxes and other assets depending on the period to which the prepayment applies.

Certain contracts provide for contingent payments to endorsers based upon specific achievements in their sport (e.g., winning a championship). The Company records Demand creation expense for these amounts when the endorser achieves the specific goal.

Certain contracts provide for variable payments based upon endorsers maintaining a level of performance in their sport over an extended period of time (e.g., maintaining a specified ranking in a sport for a year). When the Company determines payments are probable, the amounts are reported in Demand creation expense ratably over the contract period based on the Company's best estimate of the endorser's performance. In these instances, to the extent actual payments to the endorser differ from the Company's estimate due to changes in the endorser's performance, adjustments to Demand creation expense may be recorded in a future period.

Certain contracts provide for royalty payments to endorsers based upon a predetermined percentage of sales of particular products, which the Company records in Cost of sales as the related sales occur. For contracts containing minimum guaranteed royalty payments, the Company records the amount of any guaranteed payment in excess of that earned through sales of product within Demand creation expense.

Through cooperative advertising programs, the Company reimburses its wholesale customers for certain costs of advertising the Company's products. To the extent the Company receives a distinct good or service in exchange for consideration paid to the customer that does not exceed the fair value of that good or service, the amounts reimbursed are recorded in Demand creation expense.

Total Demand creation expense was $4,754 million, $4,689 million and $4,285 million for the years ended May 31, 2026, 2025 and 2024, respectively. Prepaid demand creation expenses totaled $1,438 million and $1,333 million at May 31, 2026 and 2025, respectively, of which $583 million and $498 million, respectively, were recorded in Prepaid expenses and other current assets, and $855 million and $835 million, respectively, were recorded in Deferred income taxes and other assets.

OPERATING OVERHEAD EXPENSE

Operating overhead expense consists primarily of wage and benefit-related expenses and other administrative expenses, such as research and development costs, bad debt expense, rent, depreciation and amortization and costs related to professional services, certain technology investments, meetings and travel.

CASH AND EQUIVALENTS

Cash and equivalents represent cash and short-term, highly liquid investments, that are both readily convertible to known amounts of cash and so near their maturity they present insignificant risk of changes in value because of changes in interest rates, with maturities three months or less at the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments consist of highly liquid investments with maturities over three months at the date of purchase and are classified as available-for-sale debt securities. These securities are recorded at fair value, with unrealized gains and losses reported, net of tax, in Accumulated other comprehensive income (loss), unless such losses are determined to be unrecoverable. Realized gains and losses on the sale of securities are determined by specific identification. The Company considers all available-for-sale debt securities, including those with maturity dates beyond 12 months, as available to support current operational liquidity needs and, therefore, classifies all securities with maturity dates beyond three months at the date of purchase as current assets within Short-term investments on the Consolidated Balance Sheets.

Refer to Note 4 — Fair Value Measurements for additional information on the Company's Short-term investments.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

Accounts receivable, net consist primarily of amounts due from customers. The Company makes ongoing estimates relating to the collectability of its accounts receivable and maintains an allowance for expected losses resulting from the inability of its customers to make required payments. In addition to judgments about the creditworthiness of significant customers based on ongoing credit evaluations, the Company considers historical levels of credit losses, as well as macroeconomic and industry trends to determine the amount of the allowance.

INVENTORY VALUATION

Inventory costs primarily consist of product cost from the Company's suppliers, as well as inbound freight, import duties, taxes, insurance, logistics and other handling fees. Inventories, substantially all of which are finished goods, are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. In some instances, the Company ships products directly from its suppliers to the customer, with the related inventory and cost of sales recognized on a specific identification basis.

If the net realizable value of inventory is estimated to be less than the cost of the inventory, a reserve is recorded equal to the difference between the cost of the inventory and the estimated net realizable value. This reserve is recorded as a charge to Cost of sales. As of May 31, 2026, the Company's inventory reserve was $213 million compared to $233 million as of May 31, 2025.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are recorded at cost. Depreciation is determined on a straight-line basis for land improvements, buildings and leasehold improvements over 2 to 40 years and for machinery and equipment over 2 to 15 years.

Depreciation of assets used in warehousing and product distribution is recorded in Cost of sales. Depreciation of all other assets is recorded in Operating overhead expense.

SOFTWARE DEVELOPMENT COSTS

Expenditures for major software purchases and software developed for internal use are capitalized and amortized over 2 to 12 years on a straight-line basis, once ready for their intended use. The Company's policy provides for the capitalization of external direct costs associated with developing or obtaining internal use computer software. The Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, the Company would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset group's carrying amount and its estimated fair value.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

The Company performs annual impairment tests on goodwill and intangible assets with indefinite lives in the fourth quarter of each fiscal year or when events occur or circumstances change that would, more likely than not, reduce the fair value of a reporting unit or an intangible asset with an indefinite life below its carrying value.

For purposes of testing goodwill for impairment, the Company allocates goodwill across its reporting units, which are considered the Company's operating segments. For both goodwill and indefinite-lived intangible assets, which primarily consist of acquired trade names and trademarks, the Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or an intangible asset with an indefinite life is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is greater than its carrying amount, an impairment test is unnecessary.

If an impairment test is necessary, the Company will estimate the fair value of the related reporting unit or indefinite-lived intangible asset. If the carrying value of a reporting unit or indefinite-lived intangible asset exceeds its fair value, the goodwill of that reporting unit or indefinite-lived intangible asset is determined to be impaired and the Company will record an impairment charge equal to the excess of the carrying value over the related fair value.

There were no accumulated impairment losses as of May 31, 2026 and 2025.

OPERATING LEASES

The Company primarily leases retail store space, certain distribution and warehouse facilities, office space, equipment and other non-real estate assets. The Company determines if an arrangement is a lease at inception and begins recording lease activity at the commencement date, which is generally the date in which the Company takes possession of or controls the physical use of the asset. Lease components are not separated from non-lease components for real estate leases within the Company's lease portfolio. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized on a straight-line basis. The Company's incremental borrowing rate is used to determine the present value of future lease payments unless the implicit rate is readily determinable.

Lease agreements may contain rent escalation clauses, renewal or termination options, rent holidays or certain landlord incentives, including tenant improvement allowances. ROU assets include amounts for scheduled rent increases and are reduced by the amount of lease incentives. The lease term includes the non-cancelable period of the lease and options to extend or terminate the lease when it is reasonably certain the Company will exercise those options. The Company does not record leases with an initial term of 12 months or less on the Consolidated Balance Sheets and recognizes related lease payments in the Consolidated Statements of Income on a straight-line basis over the lease term. Certain lease agreements include variable lease payments, which are based on a percent of retail sales over specified levels or adjust periodically for inflation as a result of changes in a published index, primarily the Consumer Price Index, and are expensed as incurred.

FAIR VALUE MEASUREMENTS

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including derivatives and available-for-sale debt securities. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs with little or no market data available, which require the Company to develop its own assumptions.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most conservative level of input that is significant to the fair value measurement.

Pricing vendors are utilized for a majority of Level 1 and Level 2 investments. These vendors either provide a quoted market price in an active market or use observable inputs without applying significant adjustments in their pricing. Observable inputs include broker quotes, interest rates and yield curves observable at commonly quoted intervals, volatilities and credit risks. The fair value of derivative contracts is determined using observable market inputs such as the daily market foreign currency rates, forward pricing curves, currency volatilities, currency correlations and interest rates and considers nonperformance risk of the Company and its counterparties.

The Company's fair value measurement process includes comparing fair values to another independent pricing vendor to ensure appropriate fair values are recorded.

Refer to Note 4 — Fair Value Measurements for additional information.

FOREIGN CURRENCY TRANSLATION AND FOREIGN CURRENCY TRANSACTIONS

Adjustments resulting from translating foreign functional currency financial statements into U.S. Dollars are included in the foreign currency translation adjustment, a component of Accumulated other comprehensive income (loss).

The Company's global subsidiaries have various monetary assets and liabilities, primarily receivables and payables, which are denominated in currencies other than their functional currency. These balance sheet items are subject to remeasurement, the impact of which is recorded in Other (income) expense, net, within the Consolidated Statements of Income.

ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

The Company uses derivative financial instruments to reduce its exposure to changes in foreign currency exchange rates and interest rates. All derivatives are recorded at fair value on the Consolidated Balance Sheets and changes in the fair value of derivative financial instruments are either recognized in Accumulated other comprehensive income (loss), Long-term debt or Net income depending on the nature of the underlying exposure, whether the derivative is formally designated as a hedge and, if designated, the extent to which the hedge is effective. The Company classifies the cash flows at settlement from derivatives in the same category as the cash flows from the related hedged items. For undesignated hedges, designated cash flow hedges and fair value hedges, this is primarily within the Cash provided (used) by operations component of the Consolidated Statements of Cash Flows. For designated net investment hedges, this is within the Cash provided (used) by investing activities component of the Consolidated Statements of Cash Flows.

Refer to Note 12 — Risk Management and Derivatives for additional information on the Company's risk management program and derivatives.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation by estimating the fair value, net of estimated forfeitures, of equity awards and recognizing the related expense as Cost of sales or Operating overhead expense, as applicable, in the Consolidated Statements of Income on a straight-line basis over the vesting period. Substantially all awards vest ratably over four years of continued employment, with stock options expiring 10 years from the date of grant. Substantially all performance-based restricted stock units vest based on the Company's achievement of certain performance criteria throughout the three-year performance period and continued employment through the vesting date. The fair value of options, stock appreciation rights and employees' purchase rights under the employee stock purchase plans ("ESPPs") is determined using the Black-Scholes option pricing model. The fair value of restricted stock and time-vesting restricted stock units is established by the market price on the date of grant. The fair value of performance-based restricted stock units is estimated as of the grant date using a Monte Carlo simulation.

Refer to Note 9 — Common Stock and Stock-Based Compensation for additional information on the Company's stock-based compensation programs.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce deferred tax assets to the amount management believes is more likely than not to be realized. Realization of deferred tax assets is dependent on future taxable earnings and is therefore uncertain. At least quarterly, the Company assesses taxable income in prior carryback periods, the scheduled reversal of deferred tax liabilities, projected future taxable income and available tax planning strategies. The Company uses forecasts of taxable income and considers foreign tax credit utilization in making this assessment of realization, which are inherently uncertain and can result in variation between estimated and actual results. To the extent the Company believes that recovery is not likely, a valuation allowance is established against the net deferred tax asset, which increases the Company's income tax expense in the period when such determination is made.

The Company recognizes a tax benefit from uncertain tax positions in the consolidated financial statements only when it is more likely than not the position will be sustained upon examination by relevant tax authorities. The Company recognizes interest and penalties related to income tax matters in Income tax expense.

Refer to Note 7 — Income Taxes for additional information.

EARNINGS PER SHARE

Basic earnings per common share is calculated by dividing Net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The Company adopted this ASU in fiscal 2026 and the related disclosures are included in Note 7 — Income Taxes. The amendments were effective for the Company's annual periods beginning June 1, 2025 and have been applied prospectively.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company's annual periods beginning June 1, 2027, and interim periods beginning June 1, 2028, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which includes amendments to more closely align hedge accounting with the economics of an entity's risk management activities. The amendments are effective for the Company's annual periods beginning June 1, 2027 and interim periods within those fiscal years, with early adoption permitted, and should be applied prospectively. The Company is currently evaluating the ASU to determine its impact on the Company's financial statements and related disclosures.

NOTE 2 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net included the following:

	MAY 31,	
(Dollars in millions)	2026	2025
Land and improvements	$ 333	$ 334
Buildings	3,589	3,510
Machinery and equipment	3,027	2,954
Internal-use software	1,832	1,693
Leasehold improvements	2,114	2,037
Construction in process	427	404
Total property, plant and equipment, gross	11,322	10,932
Less accumulated depreciation and amortization	6,526	6,104
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	**$ 4,796**	**$ 4,828**

NOTE 3 — ACCRUED LIABILITIES

Accrued liabilities included the following:

	MAY 31,	
(Dollars in millions)	2026	2025
Sales-related reserves	$ 1,589	$ 1,834
Compensation and benefits, excluding taxes	1,569	1,245
Dividends payable	618	598
Other	2,316	2,239
TOTAL ACCRUED LIABILITIES	**$ 6,092**	**$ 5,916**

NOTE 4 — FAIR VALUE MEASUREMENTS

The following tables present information about the Company's financial assets measured at fair value on a recurring basis as of May 31, 2026 and 2025, and indicate the level in the fair value hierarchy in which the Company classifies the fair value measurement.

(Dollars in millions)	MAY 31, 2026 ASSETS AT FAIR VALUE	CASH AND EQUIVALENTS	SHORT-TERM INVESTMENTS
Cash	$ 1,719	$ 1,719	$ —
Level 1:			
U.S. Treasury securities	769	2	767
Level 2:			
Commercial paper and bonds	690	13	677
Money market funds	5,601	5,601	—
Time deposits	228	228	—
U.S. Agency securities	20	—	20
Total Level 2	6,539	5,842	697
TOTAL	$ **9,027**	$ **7,563**	$ **1,464**

(Dollars in millions)	MAY 31, 2025 ASSETS AT FAIR VALUE	CASH AND EQUIVALENTS	SHORT-TERM INVESTMENTS
Cash	$ 1,221	$ 1,221	$ —
Level 1:			
U.S. Treasury securities	1,046	—	1,046
Level 2:			
Commercial paper and bonds	675	45	630
Money market funds	5,902	5,902	—
Time deposits	297	295	2
U.S. Agency securities	10	1	9
Total Level 2	6,884	6,243	641
TOTAL	$ **9,151**	$ **7,464**	$ **1,687**

As of May 31, 2026, the Company held $590 million of available-for-sale debt securities with maturity dates within one year and $874 million with maturity dates over one year and less than five years in Short-term investments on the Consolidated Balance Sheets. The fair value of the Company's available-for-sale debt securities approximates their amortized cost.

Included in Interest (income) expense, net was interest income related to the Company's investment portfolio of $278 million, $404 million and $430 million for the years ended May 31, 2026, 2025 and 2024, respectively.

The Company records the assets and liabilities of its derivative financial instruments on a gross basis on the Consolidated Balance Sheets. The Company's derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contract. Any amounts of cash collateral received related to these instruments associated with the Company's credit-related contingent features are recorded in Cash and equivalents and Accrued liabilities, the latter of which would further offset against the Company's derivative asset balance. Any amounts of cash collateral posted related to these instruments associated with the Company's credit-related contingent features are recorded in Prepaid expenses and other current assets, which would further offset against the Company's derivative liability balance. Cash collateral received or posted related to the Company's credit-related contingent features is presented in the Cash provided (used) by operations component of the Consolidated Statements of Cash Flows. The Company does not recognize amounts of non-cash collateral received, such as securities, on the Consolidated Balance Sheets. For additional information related to credit risk, refer to Note 12 — Risk Management and Derivatives.

The following tables present information about the Company's derivative assets and liabilities measured at fair value on a recurring basis and indicate the level in the fair value hierarchy in which the Company classifies the fair value measurement:

| (Dollars in millions) | MAY 31, 2026 | | | | | |
| | DERIVATIVE ASSETS | | | DERIVATIVE LIABILITIES | | |
	ASSETS AT FAIR VALUE	OTHER CURRENT ASSETS	OTHER LONG-TERM ASSETS	LIABILITIES AT FAIR VALUE	ACCRUED LIABILITIES	OTHER LONG-TERM LIABILITIES
Level 2:						
Foreign exchange forwards and options[1]	$ 184	$ 140	$ 44	$ 333	$ 271	$ 62
Interest rate swaps[1]	6	—	6	10	—	10
TOTAL	$ 190	$ 140	$ 50	$ 343	$ 271	$ 72

(1) If the foreign exchange and interest rate swap derivative instruments had been netted on the Consolidated Balance Sheets, the asset and liability positions each would have been reduced by $175 million as of May 31, 2026. As of that date, the Company posted $119 million cash collateral to various counterparties on the derivative liability balance and no amount of collateral was received from counterparties on the derivative asset balance.

| (Dollars in millions) | MAY 31, 2025 | | | | | |
| | DERIVATIVE ASSETS | | | DERIVATIVE LIABILITIES | | |
	ASSETS AT FAIR VALUE	OTHER CURRENT ASSETS	OTHER LONG-TERM ASSETS	LIABILITIES AT FAIR VALUE	ACCRUED LIABILITIES	OTHER LONG-TERM LIABILITIES
Level 2:						
Foreign exchange forwards and options[1]	$ 107	$ 85	$ 22	$ 368	$ 226	$ 142
Interest rate swaps[1]	24	—	24	3	—	3
TOTAL	$ 131	$ 85	$ 46	$ 371	$ 226	$ 145

(1) If the foreign exchange and interest rate swap derivative instruments had been netted on the Consolidated Balance Sheets, the asset and liability positions each would have been reduced by $131 million as of May 31, 2025. As of that date, the Company posted $166 million cash collateral to various counterparties on the derivative liability balance and no amount of collateral was received from counterparties on the derivative asset balance.

For additional information related to the Company's derivative financial instruments, refer to Note 12 — Risk Management and Derivatives. For fair value information regarding Long-term debt, refer to Note 6 — Long-Term Debt.

The carrying amounts of other current financial assets and other current financial liabilities approximate fair value.

NOTE 5 — SHORT-TERM BORROWINGS AND CREDIT LINES

On March 6, 2026, the Company entered into a 364-day committed credit facility agreement with a syndicate of banks, which provides for up to $1 billion of borrowings, with an option to increase borrowings up to $1.5 billion in total with lender approval. The facility matures on March 5, 2027, with an option to extend the maturity date an additional 364 days. This facility replaced the prior $1 billion 364-day credit facility agreement entered into on March 7, 2025, which matured on March 6, 2026. Based on the Company's current long-term senior unsecured debt ratings of A+ and A2 from S&P Global Ratings and Moody's Ratings, respectively, the interest rate charged on any outstanding borrowings would be the prevailing Term Secured Overnight Financing Rate ("Term SOFR") for the applicable interest period plus 0.625%. The facility fee is 0.03% of the total undrawn commitment.

On March 7, 2025, the Company entered into a five-year committed credit facility agreement with a syndicate of banks which provides for up to $2 billion of borrowings, with the option to increase borrowings up to $3 billion in total with lender approval. The facility matures on March 7, 2030, with options to extend the maturity date up to an additional two years. Based on the Company's current long-term senior unsecured debt ratings of A+ and A2 from S&P Global Ratings and Moody's Ratings, respectively, the interest rate charged on any outstanding borrowings would be the prevailing Term SOFR for the applicable interest period plus 0.725%. The facility fee is 0.05% of the total undrawn commitment.

As of and for the periods ended May 31, 2026 and 2025, no amounts were outstanding under any of the Company's committed credit facilities.

NOTE 6 — LONG-TERM DEBT

Long-term debt, net of unamortized premiums, discounts, debt issuance costs, and interest rate swap fair value adjustments comprises the following:

Scheduled Maturity (Dollars in millions)	ORIGINAL PRINCIPAL	INTEREST RATE	INTEREST PAYMENTS	BOOK VALUE OUTSTANDING AS OF MAY 31, 2026	2025
Corporate Term Debt:[1][2]					
November 1, 2026	1,000	2.38 %	Semi-Annually	1,000	999
March 27, 2027	1,000	2.75 %	Semi-Annually	1,000	999
March 27, 2030	1,500	2.85 %	Semi-Annually	1,495	1,495
March 27, 2040[3]	1,000	3.25 %	Semi-Annually	986	993
May 1, 2043[3]	500	3.63 %	Semi-Annually	497	502
November 1, 2045[3]	1,000	3.88 %	Semi-Annually	987	997
November 1, 2046	500	3.38 %	Semi-Annually	493	493
March 27, 2050	1,500	3.38 %	Semi-Annually	1,484	1,483
Total				7,942	7,961
Less Current portion of long-term debt				2,000	—
TOTAL LONG-TERM DEBT				$ 5,942	$ 7,961

(1)   These senior unsecured obligations rank equally with the Company's other unsecured and unsubordinated indebtedness.

(2)   The bonds are redeemable at the Company's option at a price equal to the greater of (i) 100% of the aggregate principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments, plus in each case, accrued and unpaid interest. However, the bonds also feature a par call provision, which allows for the bonds to be redeemed at a price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest on or after the Par Call Date, which can range from one to six months prior to the scheduled maturity, as defined in the respective notes.

(3)   The Company entered into interest rate swap agreements pursuant to which the Company receives fixed interest payments at the same rate as the term debt and pays variable interest payments based on SOFR plus a fixed spread. At May 31, 2026, the notional amount outstanding of these swaps was $2.4 billion and had interest rates payable that ranged from 2.9% to 3.8%. These swaps mature during fiscal 2034 and 2035.

The scheduled maturity of long-term debt in each of the years ending May 31, 2027 through 2031 is $2 billion, $0 billion, $0 billion, $1.5 billion and $0 billion, respectively, at face value.

The Company's long-term debt is recorded at adjusted cost, net of unamortized premiums, discounts, debt issuance costs, and interest rate swap fair value adjustments. The fair value of long-term debt is estimated based upon quoted prices for similar instruments or quoted prices for identical instruments in inactive markets (Level 2). The fair value of the Company's long-term debt, including the current portion but excluding interest rate swap fair value adjustments, was approximately $6.8 billion and $6.7 billion as of May 31, 2026 and 2025, respectively.

NOTE 7 — INCOME TAXES

Income before income taxes is as follows:

(Dollars in millions)	YEAR ENDED MAY 31,		
	2026	2025	2024
Income before income taxes:			
United States	$ 2,680	$ 3,220	$ 5,588
Foreign	1,220	665	1,112
TOTAL INCOME BEFORE INCOME TAXES	**$ 3,900**	**$ 3,885**	**$ 6,700**

The provision for income taxes is as follows:

(Dollars in millions)	YEAR ENDED MAY 31,		
	2026	2025	2024
Current:			
United States			
Federal	$ 443	$ 358	$ 782
State	100	121	201
Foreign	345	475	514
Total Current	888	954	1,497
Deferred:			
United States			
Federal	(262)	(135)	(422)
State	10	(12)	(61)
Foreign	156	(141)	(14)
Total Deferred	(96)	(288)	(497)
TOTAL INCOME TAX EXPENSE	**$ 792**	**$ 666**	**$ 1,000**

The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a prospective basis beginning with fiscal 2026. The following table presents a reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate pursuant to ASU 2023-09:

(Dollars in millions)		YEAR ENDED MAY 31, 2026	
U.S. federal statutory tax rate	$	819	21.0 %
State and local income taxes, net of federal income tax effects[1]		94	2.4 %
Foreign tax effects			
China			
Withholding taxes		83	2.1 %
Other		13	0.3 %
Mexico		59	1.5 %
Other foreign jurisdictions		107	2.7 %
Effect of cross-border tax laws			
Foreign-derived intangible income benefit		(113)	-2.9 %
Current Subpart F income		179	4.6 %
Deferred Subpart F income, including foreign tax credits		(120)	-3.1 %
Foreign tax credits		(353)	-9.1 %
Other		11	0.3 %
Tax credits			
Research and development tax credits		(65)	-1.7 %
Other credits		(1)	— %
Nontaxable or nondeductible items			
Stock-based compensation		44	1.1 %
Other		(28)	-0.7 %
Changes in unrecognized tax benefits		52	1.3 %
Other adjustments		11	0.3 %
EFFECTIVE INCOME TAX RATE	$	792	20.3 %

(1) *The state and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include Pennsylvania, New York, California, New York City and Georgia for fiscal 2026.*

The following table presents the required disclosures prior to the Company's adoption of ASU 2023-09 and reconciles the U.S. statutory federal income tax rate to the effective income tax rate as follows:

	YEAR ENDED MAY 31,	
	2025	**2024**
Federal income tax rate	21.0%	21.0%
State taxes, net of federal benefit	2.0%	1.4%
Foreign earnings	1.1%	-2.5%
U.S. tax regulations - foreign currency losses	-3.4%	0.0%
Foreign-derived intangible income benefit	-5.3%	-4.8%
Stock-based compensation	1.5%	-0.5%
Income tax audits and contingency reserves	2.7%	1.8%
U.S. research and development tax credit	-2.1%	-2.1%
Other, net	-0.4%	0.6%
EFFECTIVE INCOME TAX RATE	**17.1%**	**14.9%**

The increase in the Company's effective tax rate for fiscal 2026 compared to fiscal 2025 was primarily due to a one-time, non-cash deferred tax benefit recognized in the third quarter of fiscal 2025 provided by finalized U.S. tax regulations. On December 10, 2024, the U.S. Department of Treasury published final regulations related to Internal Revenue Code ("IRC") Section 987 foreign currency gains and losses derived from translation of the operations, assets and liabilities of non-U.S. qualified business units. These regulations required a pre-transition foreign currency gain or loss to be included in the determination of future taxable income or loss. During the third quarter of fiscal 2025, the Company recognized a non-cash deferred income tax benefit of $133 million related to pre-transition foreign currency losses expected to reduce taxable income in future periods.

The increase in the Company's effective tax rate for fiscal 2025 compared to fiscal 2024 was primarily due to changes in the Company's earnings mix, decreased benefits from stock-based compensation and one-time benefits recognized in fiscal 2024, including the impact of temporary relief provided by the Internal Revenue Service ("IRS") relating to U.S. foreign tax credit regulations. These impacts were partially offset by a one-time, non-cash deferred tax benefit recognized in the third quarter of fiscal 2025 provided by U.S. tax regulations related to IRC Section 987 foreign currency gains and losses.

On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Certain provisions were effective for the Company beginning June 1, 2025. These tax law changes did not have a material impact on the Company's Consolidated Financial Statements for fiscal 2026.

Deferred income tax assets and liabilities comprise the following as of:

	MAY 31,	
(Dollars in millions)	2026	2025
Deferred tax assets:		
Inventories	$ 90	$ 98
Sales return reserves	175	205
Deferred compensation	449	387
Stock-based compensation	313	285
Reserves and accrued liabilities	70	143
Operating lease liabilities	427	458
Intangibles	198	217
Capitalized research and development expenditures	996	923
Net operating loss carry-forwards	96	75
Subpart F deferred tax	421	315
Other	267	212
Total deferred tax assets	3,502	3,318
Valuation allowance	(192)	(51)
Total deferred tax assets after valuation allowance	3,310	3,267
Deferred tax liabilities:		
Foreign withholding tax on undistributed earnings of foreign subsidiaries	(129)	(119)
Property, plant and equipment	(231)	(225)
Right-of-use assets	(343)	(377)
Other	(14)	(4)
Total deferred tax liabilities	(717)	(725)
NET DEFERRED TAX ASSET[1]	$ 2,593	$ 2,542

(1) Of the total $2,593 million net deferred tax asset for the period ended May 31, 2026, $2,731 million was included within Deferred income taxes and other assets and $(138) million was included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets. Of the total $2,542 million net deferred tax asset for the period ended May 31, 2025, $2,668 million was included within Deferred income taxes and other assets and $(126) million was included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

Deferred tax assets as of May 31, 2026 and 2025, were reduced by a valuation allowance provided for U.S. federal capital loss carryforwards and other tax attributes, certain state deferred tax assets, and other tax benefits generated by certain foreign entities with operating losses. The total valuation allowance increased to $192 million as of May 31, 2026 from $51 million as of May 31, 2025 as a result of valuation allowances established on certain foreign net operating loss carryforwards, specific state deferred tax assets, and an increase in the U.S. federal capital loss carryforward, which is subject to a full valuation allowance.

The Company has available tax-effected state and foreign loss carry-forwards of $96 million as of May 31, 2026. If not utilized, $89 million of tax-effected losses will expire in the periods between fiscal 2028 and 2045. Approximately $7 million of tax-effected losses do not expire.

The following is a reconciliation of the changes in the gross balance of unrecognized tax benefits as of:

(Dollars in millions)	MAY 31,		
	2026	2025	2024
Unrecognized tax benefits, beginning of the period	$ 1,026	$ 990	$ 936
Gross increases related to prior period tax positions	14	11	35
Gross decreases related to prior period tax positions	(17)	(10)	(13)
Gross increases related to current period tax positions	52	81	77
Settlements	(112)	(5)	(22)
Lapse of statute of limitations	(20)	(45)	(24)
Changes due to currency translation	10	4	1
UNRECOGNIZED TAX BENEFITS, END OF THE PERIOD	$ 953	$ 1,026	$ 990

As of May 31, 2026, total gross unrecognized tax benefits, excluding related interest and penalties, were $953 million, of which $742 million would affect the Company's effective tax rate if recognized in future periods. The majority of the total gross unrecognized tax benefits were long-term in nature and were included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

The Company recognizes interest and penalties related to income tax matters in Income tax expense. As of May 31, 2026 and 2025, accrued interest and penalties related to uncertain tax positions were $438 million and $376 million, respectively (excluding federal benefit) and were included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

The Company is subject to taxation in the U.S., as well as various state and foreign jurisdictions. The Company is currently under audit by the U.S. IRS for fiscal years 2017 through 2023. The Company has closed all U.S. federal income tax matters through fiscal 2016, with the exception of certain transfer pricing adjustments. In certain major foreign jurisdictions, tax years after 2015 remain subject to examination.

Although the timing and outcome of resolution of the U.S. federal income tax audit for fiscal years 2017 through 2019 is uncertain, the Company estimates total gross unrecognized tax benefits could decrease by up to $184 million as a result of the expected resolution with the IRS of certain previously agreed U.S. federal income tax matters related to transfer pricing adjustments, research and development credits and other items. The Company will continue to monitor developments of its U.S. federal income tax audit for fiscal years 2017 through 2019.

In January 2019, the European Commission opened a formal investigation to examine whether the Netherlands has breached State Aid rules when granting certain tax rulings to the Company. The Company believes the investigation is without merit. If this matter is adversely resolved, the Netherlands may be required to assess additional amounts with respect to prior periods, and the Company's income taxes related to prior periods in the Netherlands could increase.

A portion of the Company's foreign operations benefit from a tax holiday, which is set to expire in 2031. This tax holiday may be extended when certain conditions are met or may be terminated early if certain conditions are not met. The tax benefit attributable to this tax holiday, before taking into consideration other U.S. indirect tax provisions, was $254 million, $271 million and $338 million for the fiscal years ended May 31, 2026, 2025 and 2024, respectively. The benefit of the tax holiday on diluted earnings per common share, before taking into consideration other U.S. indirect tax provisions, was $0.17, $0.18 and $0.22 for fiscal 2026, 2025 and 2024, respectively.

A summary of cash paid for income taxes (net of refunds received) in fiscal 2026 pursuant to ASU 2023-09 is as follows:

	YEAR ENDED MAY 31,
(Dollars in millions)	2026
Federal[1]	$ 642
State	126
Foreign	502
China	85
Mexico	82
Netherlands	77
Other	258
TOTAL CASH PAID FOR INCOME TAXES	$ 1,270

(1)   *Of the $642 million cash paid for U.S. federal income taxes, $268 million related to the final installment of transition tax on deemed repatriation of undistributed earnings of foreign subsidiaries related to the Tax Cuts and Jobs Act and $260 million related to estimated payments for the expected resolution with the IRS of certain U.S. federal income tax matters for fiscal years 2017 through 2019.*

Cash paid for income taxes (net of refunds received) was $1,226 million and $1,299 million in fiscal 2025 and 2024, respectively.

NOTE 8 — REDEEMABLE PREFERRED STOCK

Sojitz America is the sole owner of the Company's authorized redeemable preferred stock, $1 par value, which is redeemable at the option of Sojitz America or the Company at par value aggregating $0.3 million. A cumulative dividend of $0.10 per share is payable annually on May 31, and no dividends may be declared or paid on the common stock of the Company unless dividends on the redeemable preferred stock have been declared and paid in full. There have been no changes in the redeemable preferred stock in the fiscal years ended May 31, 2026, 2025 and 2024. As the holder of the redeemable preferred stock, Sojitz America does not have general voting rights but does have the right to vote as a separate class on the sale of all or substantially all of the assets of the Company and its subsidiaries; on merger, consolidation, liquidation or dissolution of the Company; or on the sale or assignment of the NIKE trademark for athletic footwear sold in the United States. The redeemable preferred stock has been fully issued to Sojitz America and is not blank check preferred stock. The Company's articles of incorporation do not permit the issuance of additional preferred stock.

NOTE 9 — COMMON STOCK AND STOCK-BASED COMPENSATION

COMMON STOCK

The authorized number of shares of Class A Common Stock, no par value, and Class B Common Stock, no par value, are 400 million and 2,400 million, respectively. Each share of Class A Common Stock is convertible into one share of Class B Common Stock. Voting rights of Class B Common Stock are limited in certain circumstances with respect to the election of directors. There are no differences in the dividend and liquidation preferences or participation rights of the holders of Class A and Class B Common Stock. From time to time, the Company's Board of Directors authorizes share repurchase programs for the repurchase of Class B Common Stock. The value of repurchased shares is deducted from Total shareholders' equity through allocation to Capital in excess of stated value and Retained earnings (deficit).

STOCK-BASED COMPENSATION

The NIKE, Inc. Stock Incentive Plan (the "Stock Incentive Plan") provides for the issuance of up to 843 million previously unissued shares of Class B Common Stock in connection with equity awards granted under the Stock Incentive Plan. The Stock Incentive Plan authorizes the grant of non-statutory stock options, incentive stock options, stock appreciation rights, and stock awards, including restricted stock and restricted stock units. Restricted stock units include both time-vesting restricted stock units ("RSUs") as well as performance-based restricted stock units ("PSUs"). A committee of the Board of Directors administers the Stock Incentive Plan and has the authority to determine the employees to whom awards will be made, the amount of the awards and the other terms and conditions of the awards. The Company generally grants stock options, restricted stock and restricted stock units on an annual basis. The exercise price for stock options and stock appreciation rights may not be less than the fair market value of the underlying shares on the date of grant. Substantially all awards under the Stock Incentive Plan vest ratably over 4 years of continued employment, with stock options expiring 10 years from the date of grant.

The following table summarizes the Company's total stock-based compensation expense recognized in Cost of sales or Operating overhead expense, as applicable:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2026	2025	2024
Stock options	$ 278	$ 292	$ 336
ESPPs	58	69	69
Restricted stock and restricted stock units	379	348	399
TOTAL STOCK-BASED COMPENSATION EXPENSE	$ 715	$ 709	$ 804

STOCK OPTIONS

The weighted average fair value per share of stock options granted during the fiscal years ended May 31, 2026, 2025 and 2024, computed as of the grant date using the Black-Scholes pricing model, was $24.10, $25.90 and $32.78, respectively. The weighted average assumptions used to estimate these fair values were as follows:

	YEAR ENDED MAY 31,		
	2026	2025	2024
Dividend yield	2.2 %	1.6 %	1.2 %
Expected volatility	33.1 %	31.1 %	29.3 %
Weighted average expected life (in years)	6.3	6.0	5.8
Risk-free interest rate	3.8 %	3.8 %	4.3 %

Expected volatilities are based on an analysis of the historical volatility of the Company's common stock, the implied volatility in market traded options on the Company's common stock with a term greater than one year, as well as other factors. The weighted average expected life of options is based on an analysis of historical and expected future exercise patterns. The interest rate is based on the U.S. Treasury (constant maturity) risk-free rate in effect at the date of grant for periods corresponding with the expected term of the options.

The following summarizes the stock option transactions under the plan discussed above:

	SHARES[1]	WEIGHTED AVERAGE OPTION PRICE
	(In millions)	
Options outstanding as of May 31, 2025	75.1	$ 97.99
Exercised	(2.7)	57.18
Expired or forfeited	(6.7)	97.96
Granted	11.1	77.30
Options outstanding as of May 31, 2026	**76.8**	**$ 96.44**

(1) Includes stock appreciation rights transactions.

Options exercisable as of May 31, 2026 were 52.8 million and had a weighted average option price of $101.19 per share and no aggregate intrinsic value for options outstanding and exercisable. The total intrinsic value of the options exercised during the years ended May 31, 2026, 2025 and 2024 was $33 million, $120 million and $305 million, respectively. The intrinsic value is the amount by which the market value of the underlying stock exceeds the exercise price of the options. The weighted average contractual life remaining for options outstanding and options exercisable as of May 31, 2026 was 5.1 years and 3.7 years, respectively. As of May 31, 2026, the Company had $336 million of unrecognized compensation costs from stock options, net of estimated forfeitures, to be recognized in Cost of sales or Operating overhead expense, as applicable, over a weighted average remaining period of 2.4 years.

EMPLOYEE STOCK PURCHASE PLANS

In addition to the Stock Incentive Plan, the Company gives employees the right to purchase shares at a discount from the market price under ESPPs. Subject to the annual statutory limit, employees are eligible to participate through payroll deductions of up to 10% of their compensation. At the end of each six-month offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period. Employees purchased 4.0 million, 3.6 million and 3.1 million shares during each of the fiscal years ended May 31, 2026, 2025 and 2024, respectively.

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

Recipients of restricted stock are entitled to cash dividends and to vote their respective shares throughout the period of restriction. Recipients of restricted stock units, which includes RSUs and PSUs, are entitled to dividend equivalent cash payments upon vesting. The number of shares of restricted stock and restricted stock units vested includes shares of common stock withheld by the Company on behalf of employees to satisfy the minimum statutory tax withholding requirements.

The following summarizes the restricted stock and restricted stock units transactions under the plan discussed above:

	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
	(In millions)	
Nonvested as of May 31, 2025	10.7 $	94.29
Vested	(3.4)	97.83
Forfeited	(1.8)	85.44
Granted	7.0	74.45
Nonvested as of May 31, 2026	**12.5 $**	**81.20**

The weighted average fair value per share of restricted stock and restricted stock units granted for the fiscal years ended May 31, 2026, 2025 and 2024, computed as of the grant date, was $74.45, $82.32 and $103.13, respectively. During the fiscal years ended May 31, 2026, 2025 and 2024, the aggregate fair value of vested restricted stock and restricted stock units was $229 million, $221 million and $340 million, respectively, computed as of the date of vesting.

As of May 31, 2026, the Company had $651 million of unrecognized compensation costs from restricted stock and restricted stock units, net of estimated forfeitures, to be recognized in Cost of sales or Operating overhead expense, as applicable, over a weighted average remaining period of 2.5 years.

NOTE 10 — EARNINGS PER SHARE

The following is a reconciliation from basic earnings per common share to diluted earnings per common share. The computations of diluted earnings per common share exclude restricted stock, restricted stock units and options, including shares under ESPPs, to purchase an estimated additional 81.8 million, 75.5 million and 41.0 million shares of common stock outstanding for the fiscal years ended May 31, 2026, 2025 and 2024, respectively, because the awards were assumed to be anti-dilutive.

	YEAR ENDED MAY 31,		
(In millions, except per share data)	**2026**	**2025**	**2024**
Net income available to common stockholders	$ 3,108	$ 3,219	$ 5,700
Determination of shares:			
Weighted average common shares outstanding	1,479.8	1,484.9	1,517.6
Assumed conversion of dilutive stock options and awards	1.2	2.7	12.1
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**1,481.0**	**1,487.6**	**1,529.7**
Earnings per common share:			
Basic	$ 2.10	$ 2.17	$ 3.76
Diluted	$ 2.10	$ 2.16	$ 3.73

NOTE 11 — BENEFIT PLANS

The Company has a qualified 401(k) Savings and Profit Sharing Plan, in which all U.S. employees are able to participate. The Company matches a portion of employee contributions to the savings plan. Company contributions to the savings plan were $139 million, $151 million and $153 million and included in Cost of sales or Operating overhead expense, as applicable, for the fiscal years ended May 31, 2026, 2025 and 2024, respectively.

The Company allows certain highly compensated employees and non-employee directors of the Company to defer compensation under a nonqualified deferred compensation plan. A rabbi trust was established to fund the Company's nonqualified deferred compensation plan obligation. The assets in the rabbi trust of approximately $1,347 million and $1,123 million as of May 31, 2026 and 2025, respectively, primarily consist of company owned life insurance policies recorded at their cash surrender value and are classified in Deferred income taxes and other assets on the Consolidated Balance Sheets. Deferred compensation plan liabilities were $1,253 million and $1,102 million as of May 31, 2026 and 2025, respectively, and are primarily classified in Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

NOTE 12 — RISK MANAGEMENT AND DERIVATIVES

The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates and interest rates, and uses derivatives to manage financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for trading or speculative purposes.

The Company may elect to designate certain derivatives as hedging instruments under U.S. GAAP. The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to either recognized assets or liabilities or forecasted transactions and assessing, both at inception and on an ongoing basis, the effectiveness of the hedging relationships.

The majority of derivatives outstanding as of May 31, 2026, are designated as foreign currency cash flow hedges, primarily for Euro/U.S. Dollar, Chinese Yuan/U.S. Dollar, British Pound/Euro, and Japanese Yen/U.S. Dollar currency pairs. All derivatives are recognized on the Consolidated Balance Sheets at fair value and classified based on the instrument's maturity date.

The following tables present the fair values of derivative instruments included within the Consolidated Balance Sheets:

		DERIVATIVE ASSETS	
		MAY 31,	
(Dollars in millions)	BALANCE SHEET LOCATION	2026	2025
Derivatives formally designated as hedging instruments:			
Foreign exchange forwards and options	Prepaid expenses and other current assets	$ 111	$ 75
Foreign exchange forwards and options	Deferred income taxes and other assets	44	22
Interest rate swaps	Deferred income taxes and other assets	6	24
Total derivatives formally designated as hedging instruments		161	121
Derivatives not designated as hedging instruments:			
Foreign exchange forwards and options	Prepaid expenses and other current assets	29	10
Total derivatives not designated as hedging instruments		29	10
TOTAL DERIVATIVE ASSETS		$ 190	$ 131

(Dollars in millions)	BALANCE SHEET LOCATION	DERIVATIVE LIABILITIES MAY 31, 2026	DERIVATIVE LIABILITIES MAY 31, 2025
Derivatives formally designated as hedging instruments:			
Foreign exchange forwards and options	Accrued liabilities	$ 253	$ 216
Foreign exchange forwards and options	Deferred income taxes and other liabilities	62	142
Interest rate swaps	Deferred income taxes and other liabilities	10	3
Total derivatives formally designated as hedging instruments		325	361
Derivatives not designated as hedging instruments:			
Foreign exchange forwards and options	Accrued liabilities	18	10
Total derivatives not designated as hedging instruments		18	10
TOTAL DERIVATIVE LIABILITIES		$ 343	$ 371

The following tables present the amounts affecting the Consolidated Statements of Income for the years ended May 31, 2026, 2025 and 2024:

(Dollars in millions)	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OTHER COMPREHENSIVE INCOME (LOSS) ON DERIVATIVES[1] YEAR ENDED MAY 31, 2026	2025	2024	LOCATION OF GAIN (LOSS) RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) INTO INCOME	AMOUNT OF GAIN (LOSS) RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) INTO INCOME[1] YEAR ENDED MAY 31, 2026	2025	2024
Derivatives designated as cash flow hedges:							
Foreign exchange forwards and options	$ 9	$ (67)	$ (66)	Revenues	$ —	$ (93)	$ (24)
Foreign exchange forwards and options	(51)	(55)	231	Cost of sales	20	295	294
Foreign exchange forwards and options	—	1	3	Demand creation expense	1	1	2
Foreign exchange forwards and options	(14)	(6)	102	Other (income) expense, net	(68)	145	204
Interest rate swaps[2]	—	—	—	Interest (income) expense, net	(6)	(8)	(8)
TOTAL DESIGNATED CASH FLOW HEDGES	$ (56)	$ (127)	$ 270		$ (53)	$ 340	$ 468

(1) For the fiscal years ended May 31, 2026, 2025 and 2024, *the amounts recorded in Other (income) expense, net as a result of the discontinuance of cash flow hedges because the forecasted transactions were no longer probable of occurring were immaterial.*

(2) *Gains and losses associated with terminated interest rate swaps, which were previously designated as cash flow hedges and recorded in Accumulated other comprehensive income (loss), will be released through Interest (income) expense, net over the term of the issued debt.*

(Dollars in millions)	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES YEAR ENDED MAY 31, 2026	2025	2024	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES
Derivatives not designated as hedging instruments:				
Foreign exchange forwards and options and embedded derivatives	$ (35)	$ 2	$ 24	Other (income) expense, net

CASH FLOW HEDGES

All changes in fair value of derivatives designated as cash flow hedge instruments are recorded in Accumulated other comprehensive income (loss) until Net income is affected by the variability of cash flows of the hedged transaction. Effective hedge results are classified in the Consolidated Statements of Income in the same manner as the underlying exposure. When it is no longer probable the forecasted hedged transaction will occur in the initially identified time period, hedge accounting is discontinued and the Company accounts for the associated derivative as an undesignated instrument as discussed below. Additionally, the gains and losses associated with derivatives no longer designated as cash flow hedge instruments in Accumulated other comprehensive income (loss) are recognized immediately in Other (income) expense, net, if it is probable the forecasted hedged transaction will not occur by the end of the initially identified time period or within an additional two-month period thereafter. In rare circumstances, the additional period of time may exceed two months due to extenuating circumstances related to the nature of the forecasted transaction that are outside the control or influence of the Company.

The purpose of the Company's foreign exchange risk management program is to lessen both the positive and negative effects of currency fluctuations on the Company's consolidated results of operations, financial position and cash flows. Foreign currency exposures the Company may elect to hedge in this manner include product costs, non-functional currency denominated revenues, intercompany revenues, demand creation expenses, investments in U.S. Dollar denominated available-for-sale debt securities and certain other intercompany transactions.

Product cost foreign currency exposures are primarily generated through non-functional currency denominated product purchases. NIKE entities primarily purchase product in two ways: (1) Certain NIKE entities purchase product from the NIKE Trading Company ("NTC"), a wholly-owned sourcing hub that buys NIKE branded products from third-party factories, predominantly in U.S. Dollars. The NTC, whose functional currency is the U.S. Dollar, then sells the product to NIKE entities in their respective functional currencies. NTC sales to a NIKE entity with a different functional currency result in a foreign currency exposure for the NTC. (2) Other NIKE entities purchase product directly from third-party factories in U.S. Dollars. These purchases generate a foreign currency exposure for those NIKE entities with a functional currency other than the U.S. Dollar.

The Company's policy permits the utilization of derivatives to reduce its foreign currency exposures where internal netting or other strategies cannot be effectively employed. Typically, the Company may enter into hedge contracts starting up to 12 to 24 months in advance of the forecasted transaction and may place incremental hedges up to 100% of the exposure by the time the forecasted transaction occurs. The total notional amount of outstanding foreign currency derivatives designated as cash flow hedges was $16.4 billion and $18.4 billion as of May 31, 2026 and 2025, respectively.

As of May 31, 2026, approximately $149 million of deferred net losses (net of tax) on both outstanding and matured derivatives in Accumulated other comprehensive income (loss) are expected to be reclassified to Net income during the next 12 months concurrent with the underlying hedged transactions also being recorded in Net income. Actual amounts ultimately reclassified to Net income are dependent on the exchange rates in effect when derivative contracts currently outstanding mature. As of May 31, 2026, the maximum term over which the Company hedges exposures to the variability of cash flows for its forecasted transactions was 35 months.

FAIR VALUE HEDGES

The Company is exposed to the risk of changes in the fair value of certain fixed-rate debt attributable to changes in interest rates. Derivatives used by the Company to hedge this risk are receive-fixed, pay-variable interest rate swaps which are designated as fair value hedges of the related long-term debt. Changes in the fair values of the interest rate swaps are recorded in Long-term debt or Current portion of long-term debt. The total notional amount of outstanding interest rate swaps designated as fair value hedges was $2.4 billion as of May 31, 2026 and 2025.

UNDESIGNATED DERIVATIVE INSTRUMENTS

The Company may elect to enter into foreign exchange forwards to mitigate the change in fair value of specific assets and liabilities on the Consolidated Balance Sheets. These undesignated instruments are recorded at fair value as a derivative asset or liability on the Consolidated Balance Sheets with their corresponding change in fair value recognized in Other (income) expense, net, together with the remeasurement gain or loss from the hedged balance sheet position. The total notional amount of outstanding undesignated derivative instruments was $5.0 billion and $4.0 billion as of May 31, 2026 and 2025, respectively.

CREDIT RISK

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to all derivative transactions are major financial institutions with investment grade credit ratings; however, this does not eliminate the Company's exposure to credit risk with these institutions. This credit risk is limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored.

The Company's derivative contracts contain credit risk-related contingent features designed to protect against significant deterioration in counterparties' creditworthiness and their ultimate ability to settle outstanding derivative contracts in the normal course of business. The Company's bilateral credit-related contingent features generally require the owing entity, either the Company or the derivative counterparty, to post collateral for the fair value of outstanding derivatives per counterparty. For certain counterparties, collateral would only be posted for the fair value of outstanding derivatives per counterparty greater than $50 million. Additionally, for those counterparties, a certain level of decline in credit rating of either the Company or the counterparty could trigger collateral requirements. As of May 31, 2026, the Company was in compliance with all credit risk-related contingent features. The Company considers the impact of the risk of counterparty default to be immaterial.

For additional information related to the Company's derivative financial instruments and collateral, refer to Note 4 — Fair Value Measurements.

NOTE 13 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in Accumulated other comprehensive income (loss), net of tax, were as follows:

(Dollars in millions)	FOREIGN CURRENCY TRANSLATION ADJUSTMENT[1]	CASH FLOW HEDGES	NET INVESTMENT HEDGES[1]	OTHER	TOTAL
Balance at May 31, 2025	$ (114)	$ (207)	$ 115	$ (52)	$ (258)
Other comprehensive income (loss):					
Other comprehensive gains (losses) before reclassifications	123	(39)	—	2	86
Reclassifications to net income of previously deferred (gains) losses[2]	—	33	—	(2)	31
Total other comprehensive income (loss)	123	(6)	—	—	117
Balance at May 31, 2026	$ 9	$ (213)	$ 115	$ (52)	$ (141)

(1) The accumulated foreign currency translation adjustment and net investment hedge gains/losses related to an investment in a foreign subsidiary are reclassified to net income upon sale or upon complete or substantially complete liquidation of the respective entity.

(2) Reclassifications to net income of previously deferred (gains) losses are recorded within Other (income) expense, net for foreign currency translation adjustment, net investment hedges, and other.

(Dollars in millions)	FOREIGN CURRENCY TRANSLATION ADJUSTMENT[1]	CASH FLOW HEDGES	NET INVESTMENT HEDGES[1]	OTHER	TOTAL
Balance at May 31, 2024	$ (256)	$ 247	$ 115	$ (53)	$ 53
Other comprehensive income (loss):					
Other comprehensive gains (losses) before reclassifications	142	(132)	—	(5)	5
Reclassifications to net income of previously deferred (gains) losses[2]	—	(322)	—	6	(316)
Total other comprehensive income (loss)	142	(454)	—	1	(311)
Balance at May 31, 2025	$ (114)	$ (207)	$ 115	$ (52)	$ (258)

(1) The accumulated foreign currency translation adjustment and net investment hedge gains/losses related to an investment in a foreign subsidiary are reclassified to net income upon sale or upon complete or substantially complete liquidation of the respective entity.

(2) Reclassifications to net income of previously deferred (gains) losses are recorded within Other (income) expense, net for foreign currency translation adjustment, net investment hedges, and other.

(Dollars in millions)	FOREIGN CURRENCY TRANSLATION ADJUSTMENT[1]	CASH FLOW HEDGES	NET INVESTMENT HEDGES[1]	OTHER	TOTAL
Balance at May 31, 2023	$ (253)	$ 431	$ 115	$ (62)	$ 231
Other comprehensive income (loss):					
Other comprehensive gains (losses) before reclassifications	(4)	239	—	15	250
Reclassifications to net income of previously deferred (gains) losses[2]	1	(423)	—	(6)	(428)
Total other comprehensive income (loss)	(3)	(184)	—	9	(178)
Balance at May 31, 2024	$ (256)	$ 247	$ 115	$ (53)	$ 53

(1) The accumulated foreign currency translation adjustment and net investment hedge gains/losses related to an investment in a foreign subsidiary are reclassified to net income upon sale or upon complete or substantially complete liquidation of the respective entity.

(2) Reclassifications to net income of previously deferred (gains) losses are recorded within Other (income) expense, net for foreign currency translation adjustment, net investment hedges, and other.

For additional information related to the Company's cash flow hedges, refer to Note 12 — Risk Management and Derivatives.

NOTE 14 — REVENUES

DISAGGREGATION OF REVENUES

The following tables present the Company's Revenues disaggregated by reportable operating segment, major product line and distribution channel:

	YEAR ENDED MAY 31, 2026								
(Dollars in millions)	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues by:									
Footwear	$ 13,317	$ 7,643	$ 4,188	$ 4,377	$ —	$ 29,525	$ 1,013	$ —	$ 30,538
Apparel	6,075	4,210	1,535	1,629	—	13,449	48	—	13,497
Equipment	1,119	719	124	237	—	2,199	21	—	2,220
Other	—	—	—	—	49	49	92	2	143
TOTAL REVENUES	$ 20,511	$ 12,572	$ 5,847	$ 6,243	$ 49	$ 45,222	$ 1,174	$ 2	$ 46,398
Revenues by:									
Sales to Wholesale Customers	$ 11,958	$ 8,461	$ 3,255	$ 3,779	$ —	$ 27,453	$ 605	$ —	$ 28,058
Sales through Direct to Consumer	8,553	4,111	2,592	2,464	—	17,720	477	—	18,197
Other	—	—	—	—	49	49	92	2	143
TOTAL REVENUES	$ 20,511	$ 12,572	$ 5,847	$ 6,243	$ 49	$ 45,222	$ 1,174	$ 2	$ 46,398

	YEAR ENDED MAY 31, 2025								
(Dollars in millions)	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues by:									
Footwear	$ 12,684	$ 7,569	$ 4,805	$ 4,452	$ —	$ 29,510	$ 1,457	$ —	$ 30,967
Apparel	5,837	3,971	1,616	1,541	—	12,965	80	—	13,045
Equipment	1,051	717	165	258	—	2,191	32	—	2,223
Other	—	—	—	—	48	48	123	(97)	74
TOTAL REVENUES	$ 19,572	$ 12,257	$ 6,586	$ 6,251	$ 48	$ 44,714	$ 1,692	$ (97)	$ 46,309
Revenues by:									
Sales to Wholesale Customers	$ 10,484	$ 8,022	$ 3,699	$ 3,678	$ —	$ 25,883	$ 875	$ —	$ 26,758
Sales through Direct to Consumer	9,088	4,235	2,887	2,573	—	18,783	694	—	19,477
Other	—	—	—	—	48	48	123	(97)	74
TOTAL REVENUES	$ 19,572	$ 12,257	$ 6,586	$ 6,251	$ 48	$ 44,714	$ 1,692	$ (97)	$ 46,309

(Dollars in millions)	YEAR ENDED MAY 31, 2024 NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues by:									
Footwear	$ 14,537	$ 8,473	$ 5,552	$ 4,865	$ —	$ 33,427	$ 1,800	$ —	$ 35,227
Apparel	5,953	4,380	1,828	1,614	—	13,775	93	—	13,868
Equipment	906	754	165	250	—	2,075	37	—	2,112
Other	—	—	—	—	45	45	152	(42)	155
TOTAL REVENUES	**$ 21,396**	**$ 13,607**	**$ 7,545**	**$ 6,729**	**$ 45**	**$ 49,322**	**$ 2,082**	**$ (42)**	**$ 51,362**
Revenues by:									
Sales to Wholesale Customers	$ 11,004	$ 8,562	$ 4,262	$ 3,930	$ —	$ 27,758	$ 1,098	$ —	$ 28,856
Sales through Direct to Consumer	10,392	5,045	3,283	2,799	—	21,519	832	—	22,351
Other	—	—	—	—	45	45	152	(42)	155
TOTAL REVENUES	**$ 21,396**	**$ 13,607**	**$ 7,545**	**$ 6,729**	**$ 45**	**$ 49,322**	**$ 2,082**	**$ (42)**	**$ 51,362**

Global Brand Divisions revenues included NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment. Converse other revenues were primarily attributable to licensing businesses. Corporate revenues primarily consisted of foreign currency gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse but managed through the Company's central foreign exchange risk management program.

As of May 31, 2026 and 2025, the Company did not have any contract assets and had an immaterial amount of contract liabilities recorded in Accrued liabilities on the Consolidated Balance Sheets.

SALES-RELATED RESERVES

As of May 31, 2026 and 2025, the Company's sales-related reserve balance, which includes returns, post-invoice sales discounts and claims, was $1,589 million and $1,834 million, respectively, recorded in Accrued liabilities on the Consolidated Balance Sheets. As of May 31, 2026 and 2025, the Company's sales returns reserve balance, included within sales-related reserves, was $1,099 million and $1,277 million, respectively. The related estimated cost of inventory for expected product returns was $511 million and $528 million as of May 31, 2026 and 2025, respectively, and was recorded in Prepaid expenses and other current assets on the Consolidated Balance Sheets.

NOTE 15 — SEGMENT INFORMATION

The Company's reportable operating segments reflect the structure of the Company's internal organization and the financial information the Chief Operating Decision Maker ("CODM"), the Company's Chief Executive Officer, regularly reviews to assess Company performance and allocate resources. The CODM evaluates the performance of the Company's segments and allocates resources based on earnings before interest and taxes ("EBIT"), which represents Net income before Interest (income) expense, net and Income tax expense in the Consolidated Statements of Income.

The Company's segments are defined as follows:

NIKE BRAND

The NIKE Brand reportable segments are: North America; Europe, Middle East & Africa ("EMEA"); Greater China; and Asia Pacific & Latin America, and include results for the NIKE and Jordan brands. Each NIKE Brand segment represents a geographic region operating predominantly in one industry: the design, development, marketing and selling of athletic footwear, apparel and equipment.

Global Brand Divisions is included within the NIKE Brand for presentation purposes to align with the way management views the Company. Global Brand Divisions primarily represents costs, including product creation and design expenses, that are centrally managed for the NIKE Brand, as well as costs associated with NIKE Direct global digital operations and enterprise technology. Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

CONVERSE

Converse operates in one industry: the design, marketing, licensing and selling of casual sneakers, apparel and accessories.

CORPORATE

Corporate consists primarily of unallocated general and administrative expenses, including expenses associated with centrally managed departments; depreciation and amortization related to the Company's headquarters; unallocated insurance, benefit and compensation programs, including stock-based compensation; and certain foreign currency gains and losses, including certain hedge gains and losses.

As part of the Company's centrally managed foreign exchange risk management program, standard foreign currency rates are assigned twice per year to each NIKE Brand entity in the Company's geographic segments and to Converse. Inventories and Cost of sales for geographic segments and Converse reflect the use of these standard rates to recognize non-functional currency product purchases in the entity's functional currency. Differences between these standard rates and actual market rates are included in Corporate, together with foreign currency hedge gains and losses and other conversion gains and losses.

YEAR ENDED MAY 31, 2026

(Dollars in millions)	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues	$ 20,511	$ 12,572	$ 5,847	$ 6,243	$ 49	$ 45,222	$ 1,174	$ 2	$ 46,398
Cost of sales	11,160	7,313	3,177	3,619	653	25,922	660	(95)	26,487
Gross profit (loss)	9,351	5,259	2,670	2,624	(604)	19,300	514	97	19,911
Demand creation expense	1,730	1,286	455	416	763	4,650	95	9	4,754
Operating overhead expense	2,259	1,555	993	828	3,240	8,875	402	2,083	11,360
Total selling and administrative expense	3,989	2,841	1,448	1,244	4,003	13,525	497	2,092	16,114
Other segment items[1]	(14)	1	(56)	(7)	(4)	(80)	(1)	28	(53)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	$ 5,376	$ 2,417	$ 1,278	$ 1,387	$ (4,603)	$ 5,855	$ 18	$ (2,023)	
Interest (income) expense, net									(50)
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES									$ 3,900
Supplemental information:									
Depreciation and amortization[2]	$ 145	153	44	54	231	627	8	112	$ 747
Inventories[3]	$ 3,320	2,253	793	964	166	7,496	171	(166)	$ 7,501

(1) At the NIKE Brand segments and Converse, other segment items consist of unusual or non-operating transactions that occur outside the normal course of business. At Corporate, this also includes foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments.

(2) The amounts of depreciation and amortization disclosed by segment are included within Cost of sales and Operating overhead expense, as applicable.

(3) Corporate inventories represent the difference between actual foreign currency exchange rates and the standard foreign currency rates used to record non-functional currency denominated product purchases within the geographic segments and Converse.

YEAR ENDED MAY 31, 2025

(Dollars in millions)	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues	$ 19,572	$ 12,257	$ 6,586	$ 6,251	$ 48	$ 44,714	$ 1,692	$ (97)	$ 46,309
Cost of sales	11,056	6,967	3,558	3,502	634	25,717	868	(66)	26,519
Gross profit (loss)	8,516	5,290	3,028	2,749	(586)	18,997	824	(31)	19,790
Demand creation expense	1,633	1,222	529	421	716	4,521	156	12	4,689
Operating overhead expense	2,150	1,479	973	804	3,401	8,807	430	2,162	11,399
Total selling and administrative expense	3,783	2,701	1,502	1,225	4,117	13,328	586	2,174	16,088
Other segment items[1]	(2)	14	(76)	(3)	(4)	(71)	(2)	(3)	(76)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	$ 4,735	$ 2,575	$ 1,602	$ 1,527	$ (4,699)	$ 5,740	$ 240	$ (2,202)	
Interest (income) expense, net									(107)
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES									$ 3,885
Supplemental information:									
Depreciation and amortization[2]	$ 157	143	49	50	237	636	14	125	$ 775
Inventories[3]	$ 3,198	2,042	951	905	148	7,244	272	(27)	$ 7,489

(1) At the NIKE Brand segments and Converse, other segment items consist of unusual or non-operating transactions that occur outside the normal course of business. At Corporate, this also includes foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments.

(2) The amounts of depreciation and amortization disclosed by segment are included within Cost of sales and Operating overhead expense, as applicable.

(3) Corporate inventories represent the difference between actual foreign currency exchange rates and the standard foreign currency rates used to record non-functional currency denominated product purchases within the geographic segments and Converse.

(Dollars in millions)	YEAR ENDED MAY 31, 2024 NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues	$ 21,396	$ 13,607	$ 7,545	$ 6,729	$ 45	$ 49,322	$ 2,082	$ (42)	$ 51,362
Cost of sales	11,899	7,589	3,761	3,639	602	27,490	989	(4)	28,475
Gross profit (loss)	9,497	6,018	3,784	3,090	(557)	21,832	1,093	(38)	22,887
Demand creation expense	1,495	1,114	519	407	596	4,131	140	14	4,285
Operating overhead expense	2,189	1,517	1,019	801	3,534	9,060	485	2,746	12,291
Total selling and administrative expense	3,684	2,631	1,538	1,208	4,130	13,191	625	2,760	16,576
Other segment items[1]	(9)	(1)	(63)	(3)	33	(43)	(6)	(179)	(228)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	**$ 5,822**	**$ 3,388**	**$ 2,309**	**$ 1,885**	**$ (4,720)**	**$ 8,684**	**$ 474**	**$ (2,619)**	
Interest (income) expense, net									(161)
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES									**$ 6,700**
Supplemental information:									
Depreciation and amortization[2]	$ 152	146	56	51	236	641	17	138	$ 796
Inventories[3]	$ 3,134	2,028	1,070	810	166	7,208	296	15	$ 7,519

(1) At the NIKE Brand segments and Converse, other segment items consist of unusual or non-operating transactions that occur outside the normal course of business. At Corporate, this also includes foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments.

(2) The amounts of depreciation and amortization by segment are included within Cost of sales and Operating overhead expense, as applicable.

(3) Corporate inventories represent the difference between actual foreign currency exchange rates and the standard foreign currency rates used to record non-functional currency denominated product purchases within the geographic segments and Converse.

REVENUES AND LONG-LIVED ASSETS BY GEOGRAPHIC AREA

After allocation of revenues for Global Brand Divisions, Converse and Corporate to geographical areas based on the location where the sales originated, revenues by geographical area are similar to that as reported above for the NIKE Brand operating segments with the exception of the United States. Revenues derived in the United States were $20,358 million, $19,725 million and $21,551 million for the fiscal years ended May 31, 2026, 2025 and 2024, respectively.

The Company's largest concentrations of long-lived assets primarily consist of the Company's corporate headquarters, retail locations and distribution facilities in the United States, United Kingdom, and China as well as distribution facilities in Belgium. Long-lived assets attributable to operations in these countries, which consist of property, plant and equipment, net and operating lease ROU assets, net, were as follows:

	MAY 31,	
(Dollars in millions)	2026	2025
United States	4,101	4,467
United Kingdom	838	422
Belgium	745	774
China	472	488
Other	1,478	1,389
TOTAL LONG-LIVED ASSETS	**$ 7,634**	**$ 7,540**

NOTE 16 — COMMITMENTS AND CONTINGENCIES

As of May 31, 2026 and 2025, the Company had outstanding bank guarantees and letters of credit of approximately $1.3 billion and $0.9 billion, respectively, issued primarily for real estate agreements, self-insurance programs, other general business obligations and legal matters.

In connection with various contracts and agreements, the Company provides routine indemnification relating to the enforceability of intellectual property rights, coverage for legal issues that arise and other items where the Company is acting as the guarantor. Currently, the Company has several such agreements in place. However, based on the Company's historical experience and the estimated probability of future loss, the Company has determined the fair value of such indemnification is not material to the Company's financial position or results of operations.

In the ordinary course of business, the Company is subject to various legal proceedings, claims and government investigations relating to its business, products and actions of its employees and representatives, including contractual and employment relationships, product liability, antitrust, customs, tax, intellectual property and other matters. The outcome of these legal matters is inherently uncertain, and the Company cannot predict the eventual outcome of currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences relating to those matters. When a loss related to a legal proceeding or claim is probable and reasonably estimable, the Company accrues its best estimate for the ultimate resolution of the matter. If one or more legal matters were to be resolved against the Company in a reporting period for amounts above management's expectations, the Company's financial position, operating results and cash flows for that reporting period could be materially adversely affected. In the opinion of management, based on its current knowledge and after consultation with counsel, the Company does not believe any currently pending legal matters will have a material adverse impact on the Company's results of operations, financial position or cash flows, except as described below.

BELGIAN CUSTOMS CLAIM

The Company has received claims for certain years from Belgian Customs Authorities for alleged underpaid duties related to products imported beginning in fiscal 2018. The Company disputes these claims and has engaged in the appellate process. The Company has issued bank guarantees in order to appeal the claims. At this time, the Company is unable to estimate the range of loss and cannot predict the final outcome as it could take several years to reach a resolution on this matter. If this matter is ultimately resolved against the Company, the amounts owed, including fines, penalties and other consequences relating to the matter, could have a material adverse effect on the Company's results of operations, financial position and cash flows.

NOTE 17 — LEASES

Lease expense is recognized in Cost of sales or Operating overhead expense within the Consolidated Statements of Income, based on the underlying nature of the leased asset. For the fiscal years ended May 31, 2026, 2025 and 2024, lease expense primarily consisted of operating lease costs of $693 million, $663 million and $618 million, respectively, as well as $453 million, $432 million and $433 million, respectively, primarily related to variable lease costs. As of and for the fiscal years ended May 31, 2026, 2025 and 2024, finance leases were not a material component of the Company's lease portfolio.

The undiscounted cash flows for future maturities of the Company's operating lease liabilities and the reconciliation to the Operating lease liabilities recognized in the Company's Consolidated Balance Sheets are as follows:

(Dollars in millions)		AS OF MAY 31, 2026[1]
Fiscal 2027	$	564
Fiscal 2028		553
Fiscal 2029		512
Fiscal 2030		456
Fiscal 2031		361
Thereafter		1,146
Total undiscounted future cash flows related to lease payments	$	3,592
Less interest		501
PRESENT VALUE OF LEASE LIABILITIES	$	**3,091**

(1) Excludes $77 million as of May 31, 2026 of future operating lease payments for lease agreements signed but not yet commenced.

The following table includes supplemental information used to calculate the present value of Operating lease liabilities:

	AS OF MAY 31,	
	2026	2025
Weighted-average remaining lease term (in years)	7.7	6.6
Weighted-average discount rate	3.6 %	3.1 %

The following table includes supplemental cash and non-cash information related to operating leases:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 668	$ 647	$ 613
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 849	$ 607	$ 458

NOTE 18 — SEVERANCE, RESTRUCTURING AND OTHER EMPLOYEE COSTS

Employee severance costs are recognized when a future related expense is considered probable and reasonably estimable. The expected charges are estimates that are subject to a number of assumptions, and actual results may vary from the estimates provided.

2026 SEVERANCE

In fiscal 2026, the Company recognized $385 million of estimated employee severance costs related to organizational changes, of which $231 million were classified within Operating overhead expense and $154 million were classified within Cost of sales on the Consolidated Statements of Income. The majority of these charges were classified within Global Brand Divisions, North America and EMEA.

During fiscal 2026, the Company made cash payments related to employee severance costs of $142 million. As of May 31, 2026, the remaining severance and other employee costs of $243 million are reflected within Accrued liabilities on the Consolidated Balance Sheets, classified within Compensation and benefits, excluding taxes in Note 3 — Accrued Liabilities.

2024 RESTRUCTURING

During fiscal 2024, management streamlined the organization which resulted in a net reduction in the Company's global workforce. In fiscal 2024, the Company recognized restructuring charges of $443 million, all within Corporate, of which $379 million were classified in Operating overhead expense and $64 million were classified in Cost of sales on the Consolidated Statements of Income. The related cash payments were $123 million during fiscal 2024 and $247 million during fiscal 2025.

NOTE 19 — SUPPLIER FINANCE PROGRAMS

Certain financial institutions offer voluntary supplier finance programs facilitated through a third-party platform that provide participating suppliers the option to finance valid payment obligations from the Company. The Company is not a party to agreements negotiated between participating suppliers and third-party financial institutions. The Company's obligations to its suppliers, including amounts due and payment terms, are not affected by a supplier's decision to participate in these programs and the Company does not provide guarantees to third parties in connection with these programs.

The Company's obligations confirmed under the voluntary supplier finance programs are included within Accounts payable on the Consolidated Balance Sheets. As of May 31, 2026, 2025 and 2024, the Company had approximately $1.1 billion, $1.1 billion and $0.8 billion, respectively, of confirmed outstanding supplier obligations. During fiscal 2026 and 2025, the Company confirmed invoices of approximately $11.5 billion and $11.8 billion, respectively, and paid confirmed invoices of approximately $11.5 billion and $11.5 billion, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change of accountants nor any disagreements with accountants on any matter of accounting principles or practices or financial statement disclosure required to be reported under this Item.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Securities Exchange Act of 1934, as amended (the "Exchange Act"), reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carry out a variety of ongoing procedures, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, to evaluate the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of May 31, 2026.

"Management's Annual Report on Internal Control Over Financial Reporting" is included in Item 8 of this Annual Report.

There have not been any changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the fiscal quarter ended May 31, 2026, none of our directors or officers (as defined in Rule 16a-1 under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as those terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 401 of Regulation S-K regarding directors is included under "Corporate Governance — NIKE, Inc. Board of Directors" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 401 of Regulation S-K regarding executive officers is included under "Information about our Executive Officers" in Item 1 of this Annual Report. The information required by Item 406 of Regulation S-K is included under "Corporate Governance — Code of Conduct" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Items 407(d)(4) and (d)(5) of Regulation S-K regarding the Audit & Finance Committee of the Board of Directors is included under "Corporate Governance — Board Structure and Responsibilities — Board Committees" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 408(b)(1) of Regulation S-K regarding our insider trading policies is included under "Additional Information — Insider Trading Arrangements and Policies" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K regarding executive compensation is included under "Corporate Governance — Director Compensation for Fiscal 2026," "Executive Compensation — Compensation Discussion and Analysis," "Executive Compensation — Executive Compensation Tables," and "Additional Information — Compensation Committee Interlocks and Insider Participation," in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) of Regulation S-K is included under "Executive Compensation — Executive Compensation Tables — Equity Compensation Plan Information" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 403 of Regulation S-K is included under "Stock Ownership Information — Stock Holdings of Certain Owners and Management" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K is included under "Additional Information — Transactions with Related Persons" and "Corporate Governance — NIKE, Inc. Board of Directors — Director Independence" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A is included under "Audit Matters — Ratification of Appointment of Independent Registered Public Accounting Firm" in the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report:

		FORM 10-K PAGE NO.
1.	**Financial Statements:**	
	Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	53
	Consolidated Statements of Income for each of the three years ended May 31, 2026, May 31, 2025, and May 31, 2024	55
	Consolidated Statements of Comprehensive Income for each of the three years ended May 31, 2026, May 31, 2025, and May 31, 2024	56
	Consolidated Balance Sheets at May 31, 2026 and May 31, 2025	57
	Consolidated Statements of Cash Flows for each of the three years ended May 31, 2026, May 31, 2025, and May 31, 2024	58
	Consolidated Statements of Shareholders' Equity for each of the three years ended May 31, 2026, May 31, 2025, and May 31, 2024	59
	Notes to Consolidated Financial Statements	60
2	**Financial Statement Schedule:**	
	All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.	
3.	**Exhibits:**	
3.1	Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2015).	
3.2	Sixth Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 20, 2024).	
4.1	Restated Articles of Incorporation, as amended (see Exhibit 3.1).	
4.2	Sixth Amended and Restated Bylaws (see Exhibit 3.2).	
4.3	Indenture dated as of April 26, 2013, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed April 26, 2013).	
4.4	Second Supplemental Indenture, dated as of October 29, 2015, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 3.875% Notes due 2045 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed October 29, 2015).	
4.5	Third Supplemental Indenture, dated as of October 21, 2016, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 2.375% Notes due 2026 and form of 3.375% Notes due 2046 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed October 21, 2016).	
4.6	Fourth Supplemental Indenture, dated as of March 27, 2020, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 2.400% Notes due 2025, form of 2.750% Notes due 2027, form of 2.850% Notes due 2030, form of 3.250% Notes due 2040 and form of 3.375% Notes due 2050 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed March 27, 2020).	
4.7	Description of Securities.	
10.1	Form of Restricted Stock Agreement for non-employee directors under the Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2014).*	
10.2	Form of Non-Statutory Stock Option Agreement for options granted to executives under the Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2018).*	
10.3	Form of Indemnity Agreement entered into between the Company and each of its officers and directors (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2008).*	
10.4	NIKE, Inc. Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 filed by the Company on April 10, 2026).*	
10.5	NIKE, Inc. Foreign Subsidiary Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed by the Company on April 10, 2026).*	
10.6	Amended and Restated Covenant Not to Compete and Non-Disclosure Agreement between NIKE, Inc. and Mark G. Parker dated July 24, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 24, 2008).*	

10.7	Form of Covenant Not to Compete and Non-Disclosure Agreement between NIKE, Inc. and its executive officers (other than Mark Parker and Elliott Hill) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 18, 2020).*
10.8	NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 23, 2015).*
10.9	Form of Discretionary Performance Award Agreement (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2018).*
10.10	Form of Performance-Based Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.11	Letter Agreement between NIKE, Inc. and Mark G. Parker (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.12	NIKE, Inc. Executive Performance Sharing Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.13	Form of Non-Statutory Stock Option Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.14	Form of Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.15	NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 18, 2020).*
10.16	Form of Performance-Based Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 17, 2021).*
10.17	Five Year Credit Agreement dated as of March 7, 2025, among NIKE, Inc., Bank of America, N.A., as Administrative Agent, and the other Banks named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 10, 2025).
10.18	NIKE, Inc. Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2023).*
10.19	Form of Stock Option Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).*
10.20	Form of Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).*
10.21	Form of Performance-Based Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).*
10.22	Offer Letter, dated September 19, 2024, between NIKE, Inc. and Elliott Hill (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2024).*
10.23	Covenant Not to Compete and Non-Disclosure Agreement, dated September 19, 2024, between NIKE, Inc. and Elliott Hill (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2024).*
10.24	NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 11, 2025).*
10.25	Letter Agreement, dated December 1, 2025, between NIKE, Inc. and Craig Williams (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2025).*
10.26	364-Day Credit Agreement dated as of March 6, 2026, among NIKE, Inc., Bank of America, N.A., as Administrative Agent, and the other Banks named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 9, 2026).
10.27	Letter Agreement, dated June 17, 2026, by and between NIKE, Inc. and Matthew Friend (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 23, 2026).*
10.28	NIKE, Inc. Executive Severance Pay Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 23, 2026).*
10.29	Offer Letter, dated June 16, 2026, between NIKE, Inc. and David Denton.*
19.1	NIKE, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).
19.2	NIKE, Inc. Blackout and Pre-clearance Policy (incorporated by reference to Exhibit 19.2 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).
21	Subsidiaries of the Registrant.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (included within this Annual Report on Form 10-K).
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32†	Section 1350 Certifications.
97	NIKE, Inc. Policy for Recoupment of Incentive Compensation (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File - formatted in Inline XBRL and included in Exhibit 101

* *Management contract or compensatory plan or arrangement.*
† *Furnished herewith*

The Exhibits filed herewith do not include certain instruments with respect to long-term debt of NIKE and its subsidiaries, inasmuch as the total amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of NIKE and its subsidiaries on a consolidated basis. NIKE agrees, pursuant to Item 601(b)(4)(iii) of Regulation S-K, that it will furnish a copy of any such instrument to the SEC upon request.

ITEM 16. FORM 10-K SUMMARY

None.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-288732) and Form S-8 (Nos. 033-63995, 333-63581, 333-63583, 333-68864, 333-68886, 333-71660, 333-104822, 333-117059, 333-133360, 333-164248, 333-171647, 333-173727, 333-208900, 333-215439, 333-266269, 333-273358, and 333-294980) of NIKE, Inc. of our report dated July 15, 2026 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon
July 15, 2026

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIKE, INC.

By:	/s/ ELLIOTT HILL
	Elliott Hill
	President and Chief Executive Officer
Date:	July 15, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
PRINCIPAL EXECUTIVE OFFICER AND DIRECTOR:		
/s/ ELLIOTT HILL **Elliott Hill**	*President and Chief Executive Officer*	July 15, 2026
PRINCIPAL FINANCIAL OFFICER:		
/s/ MATTHEW FRIEND **Matthew Friend**	*Executive Vice President and Chief Financial Officer*	July 15, 2026
PRINCIPAL ACCOUNTING OFFICER:		
/s/ JOHANNA NIELSEN **Johanna Nielsen**	*Vice President, Chief Accounting Officer*	July 15, 2026
DIRECTORS:		
/s/ MARK PARKER **Mark Parker**	*Director, Chairman of the Board*	July 15, 2026
/s/ TIMOTHY COOK **Timothy Cook**	*Director*	July 15, 2026
/s/ THASUNDA DUCKETT **Thasunda Duckett**	*Director*	July 15, 2026
/s/ MÓNICA GIL **Mónica Gil**	*Director*	July 15, 2026
/s/ MARIA HENRY **Maria Henry**	*Director*	July 15, 2026
/s/ PETER HENRY **Peter Henry**	*Director*	July 15, 2026
/s/ TRAVIS KNIGHT **Travis Knight**	*Director*	July 15, 2026
/s/ JØRGEN VIG KNUDSTORP **Jørgen Vig Knudstorp**	*Director*	July 15, 2026
/s/ MICHELLE PELUSO **Michelle Peluso**	*Director*	July 15, 2026
/s/ JOHN ROGERS, JR. **John Rogers, Jr.**	*Director*	July 15, 2026
/s/ ROBERT SWAN **Robert Swan**	*Director*	July 15, 2026

This page intentionally left blank.

This page intentionally left blank.

DIRECTORS

Timothy Cook[3][5]
Chief Executive Officer
Apple Inc.
Cupertino, California

Thasunda Duckett[4]
President & Chief Executive Officer
Teachers Insurance and Annuity Association of America
New York, New York

Mónica Gil[3]
Chief Administrative and Marketing Officer
NBCUniversal Telemundo Enterprises
Miami, Florida

Maria Henry[2]
Chief Financial Officer (Retired)
Kimberly-Clark Corporation
Dallas, Texas

Peter Henry[2]
Class of 1984 Senior Fellow at Stanford University's Hoover Institution, Senior Fellow at Stanford's Freeman Spogli Institute for International Studies and Dean Emeritus of New York University's Leonard N. Stern School of Business
Stanford University
Stanford, California

Elliott Hill[1]
President & Chief Executive Officer
NIKE, Inc.
Beaverton, Oregon

Travis Knight[1]
President & Chief Executive Officer
LAIKA, LLC
Hillsboro, Oregon

Jørgen Vig Knudstorp[4]
Former President and Chief Executive Officer
LEGO Group
Billund, Denmark

Mark Parker[1]
Executive Chairman
NIKE, Inc.
Beaverton, Oregon

Michelle Peluso[3][4]
Chief Executive Officer
Revlon Group Holdings LLC
New York, New York

John Rogers, Jr.[4]
Co-Chief Executive Officer & Chief Investment Officer
Ariel Investments, LLC
Chicago, Illinois

Robert Swan[2]
Operating Partner
Andreessen Horowitz
Menlo Park, California

CORPORATE OFFICERS

Elliott Hill
President & Chief Executive Officer

Mark Parker
Executive Chairman

Venkatesh Alagirisamy
Executive Vice President, Chief Operating Officer

Matthew Friend
Executive Vice President & Chief Financial Officer

Treasure Heinle
Executive Vice President, Chief People Officer

Robert Leinwand
Executive Vice President, Chief Legal Officer

Philip McCartney
Executive Vice President, Chief Innovation, Design & Product Officer

Amy Montagne
President, Nike

Mary Hunter
Vice President, Corporate Secretary

Paul Trussell
Vice President, Treasurer

Carlos Wilson
Assistant Secretary

(1) Member — Executive Committee
(2) Member — Audit & Finance Committee
(3) Member — Compensation Committee
(4) Member — Corporate Responsibility, Sustainability & Governance Committee
(5) Lead Independent Director



SUBSIDIARY BRANDS

CONVERSE

160 North Washington St.
Boston, Massachusetts 02114



One Bowerman Drive
Beaverton, Oregon 97005-6453

LOCATIONS

PHILIP H. KNIGHT CAMPUS

One Bowerman Drive
Beaverton, Oregon 97005-6453

EUROPEAN HEADQUARTERS

Colosseum 1
1213 NL Hilversum
The Netherlands

GREATER CHINA HEADQUARTERS

LiNa Building
Tower 1, No. 99
Jiangwancheng Road
Yangpu District
Shanghai, China 200438

SHAREHOLDER INFORMATION

NIKE, Inc. Class B common stock is listed on the New York Stock Exchange under the symbol 'NKE.' Investor information, including SEC filings, annual reports, dividend information, shareholder-service resources and direct-investment-plan information, is available on the investor relations website, http://investors.nike.com. **Upon written request to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453, NIKE will provide, without charge, a copy of NIKE's Annual Report on Form 10-K for the fiscal year ended May 31, 2026, including the financial statements and financial statement schedules, as filed with the Securities and Exchange Commission.** Registered shareholders may contact Computershare Trust Company, N.A. at Computershare's investor website or by telephone at 800-756-8200 for transfer-agent and account-service matters.



NIKE, Inc.
One Bowerman Drive
Beaverton, OR 97005-6453
www.nike.com



MIX
**Paper | Supporting
responsible forestry**
FSC®